UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

REFERENCE FORM

BANCO SANTANDER (BRASIL) S.A.

Updated on June 30, 2010.

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Index

Considerations on the Reference Form	4
Glossary, Abbreviations and Defined Terms	6
1. Identification of the persons responsible for the form’s content:	18
2. Auditors	19
3. Selected financial information	21
4. Risk factors	34
5. Market risks	55
6. History of Santander Brasil	71
7. Santander Activities	122
8. Economic Group	193
9. Relevant assets	201
10. Directors’ comments	210
11. Projections	254
12. General meeting and administration	255
13. Administrators’ compensation	398
14. Human Resources	345

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15. Control	356
16. Transactions with related parties	361
17. Capital Stock	367
18. Securities	371
19. Repurchase plans and securities in treasury	406
20. Negotiation policy of securities	409
21. Information disclosure policy	412
22. Excess business	415

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BANCO SANTANDER (BRASIL) S.A.

Public Company of Authorized Capital

CNPJ/MF [Corporate Taxpayer’s Registry/Ministry of Finance] No. 90.400.888/0001-42

NIRE [Company Registration Number] 35.300.332.067

Reference Form

Base Date: December 31, 2009

As per Attachment 24 of the CVM Instruction No. 480/09

The date of the last update of this Reference Form does not necessarily mean that all of its information is updated until such date, but that this Reference Form was updated under the terms of the Article 24 of the CVM Instruction No. 480/09. The base date of the information listed in this Reference Form is December 31, 2009, except for information expressly indicated as being related to other dates.

This Reference Form does not represent by itself alone a public offer of Banco Santander (Brasil) S.A. securities, and does not constitute as well a sale offer or a request for a purchase offer of securities.

Considerations on the Reference Form:

Identification                                   Banco Santander (Brasil) S.A. (“Santander Brasil” or “Company”), financial institution, enrolled in CNPJ/MF [Corporate Taxpayer’s Registry/Ministry of Finance] under No. 90.400.888/0001-42, with its articles of incorporation duly registered at the São Paulo State Trade Board – JUCESP under NIRE 35.300.332.067, registered as a public company of authorized capital before CVM (Brazilian Securities and Exchanges Commission) under No. 20.532 on 03.02.2007.

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Headquarters                                  The Company’s headquarters are located at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 – Block A – Vila Olímpia – São Paulo – SP – ZIP CODE 04543-011.

Board of Directors of                      The Company’s board of directors of  investor relations of the

Investor Relations                            Company is located at Avenida Presidente Juscelino Kubitschek, No. 2041 and 2235 – Block A, Vila Olímpia – São Paulo – SP – ZIP CODE 04543-011. The Director of Investor Relations is Mr. Carlos Alberto López Galán. The service to investors is realized at Av. Presidente Juscelino Kubitschek, 2235 – 10th floor, ZIP CODE 04543-011 – São Paulo – SP, Phone (11) 3553-3300, Fax (11) 3553-7797, e-mail ri@santander.com.br, website http://www.santander.com.br/ri.

Independent Auditors                       Deloitte Touche Tohmatsu Auditores Independentes.

Depositary Bank                              Banco Santander (Brasil) S.A.

Issued Securities                              Our Shares are listed at the BM&FBOVESPA [São Paulo Stock Exchange] under the symbol “SANB11” (Ordinary Shares), “SANB4” (Preferred Shares) and “SANB11” (Units each composed by 55 Ordinary Shares and 50 Preferred Shares), in the Level 2 segment.

Newspapers in which the                  Publications are realized by the Company observing the

Company discloses information             Law of the Share Corporations in the newspapers “Diário Oficial do Estado de São Paulo” and “Valor Econômico”.

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Website on the Internet                    http://www.santander.com.br. The information contained on the Company’s website are not integral parts of this Reference Form.

Service to Shareholders                   The service to shareholders is carried out at Rua Amador Bueno, 474 – Block C – 2nd floor – Santo Amaro – São Paulo – SP – ZIP CODE: 04752-005 – Phone: (11) 5538-8618, e-mail acionistas@santander.com.br.

Date of the last update of this           June 30th 2010.

Reference Form

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Glossary, Abbreviations and Defined Terms

For the purposes of this Reference Form, the terms indicated below shall have the meaning to them allocated, except in the case of a different reference in this Reference Form.

AAB Dois                                      ABN AMRO Brasil Dois Participações S.A.

ABECS                                          Brazilian Association of Credit Cards and Services Companies.

ABN AMRO Securities                  ABN AMRO Securities (Brasil) Corretora de Valores Mobiliários S.A.

ABN Leasing                                 ABN AMRO Arrendamento Mercantil S.A.

Controlling Shareholder                   The shareholder or group of shareholders bound by shareholders’ agreement or under common control that exercises the controlling power of the Company.

Shares                                           They include the Ordinary Shares and the Preferred Shares, as defined below.

Ordinary Shares                             Ordinary shares, all nominative, depositary and without nominal value, free and clear of any burden or encumbrance, issued by the Company.

Preferred Shares                            Preferred shares, all nominative, depositary and without nominal value, free and clear of any burdens or encumbrances, issued by the Company.

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Basel Agreement, Basel                  Set of bank prudential rules published by the Basel Committee of Banking Supervision with the objective of providing more solidity to the world financial system. Its main characteristic is the requirement of a minimum percentage resulting from the division of a financial institution’s capital by its respective assets taking into consideration their inherent risk. The Basel Agreement was initially implemented in Brazil by the CMN (National Monetary Council) Resolution No. 2.099 dated August 17,th1994, as amended, as well as by several recent regulations issued as of 2006, instituting minimum values of paid-up capital and of reference equity demanded for Brazilian financial institutions.

ADR                                              American Depositary Receipts

ADS                                               American Depositary Shares, represented by ADRs, based on Units, in the relation of 1ADS = 1 Unit.

ALCO                                            Administration Committee of Assets and Liabilities

ANBIMA                                       Brazilian Association of Financial and Capital Market Entities

ANS                                               National Agency of Supplementary Health

Aymoré Financiamentos                   Aymoré Crédito, Financiamento e Investimento S.A.

Banco Bandepe                               Banco Bandepe S.A.

Banco Real                                     Banco ABN AMRO Real S.A.

World Bank                                     Financial international institution that renders technical and financial assistance to countries in development.

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Banco Central                                 Central Bank of Brazil

Banespa                                          Banco do Estado de São Paulo S.A. – Banespa

BCIS                                               Banco Comercial de Investimento Sudameris S.A.

BM&FBOVESPA                           BM&FBOVESPA S.A. – Stock, Commodities and Futures Exchange.

BNDES                                           National Bank of Economic and Social Development – BNDES

Perpetual Bonus                               Perpetual Bonus issued by Santander Brasil in 2005

BPA                                               Profit/Benefit per Share

Brazil or Country                             Federal Republic of Brazil

CDI                                                Certificate of Interfinancial Deposit

CDB                                               Certificate of Bank Deposit

Cielo                                               Cielo S.A. (new corporate name of Companhia Brasileira de Meios de Pagamento – Visanet)

CMN                                              National Monetary Council

CNSP                                             National Council of Private Insurance

COAF                                            Control Council of Financial Activities

Consumer Defense Code                 Law No. 8.078 dated September 11th 1990, and subsequent modifications

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COFINS                                         Contribution for the Financing of Social Security

Company or Santander Brasil           Banco Santander (Brasil) S.A.

Independent Counselor                    According to the Level 2 Regulation, the Independent Counselor is characterized by: (i) not having any relationship with the Company except for capital participation; (ii) not being a controlling shareholder, spouse or relative up to the second degree or not being or not having been during the last three years related to an organization or entity related to the Controlling Shareholder (persons related to public education and/or research institutions are excluded from this restriction); (iii) not having been during the last three years employee or director of the Company, of the Controlling Shareholder or of an organization controlled by the Company; (iv) not being a direct/indirect supplier or buyer of services and/or products of the Company in a magnitude that implies loss of independence; (v) not being an employee or administrator of an organization or entity that is offering or requesting services and/or products to/from the Company; (vi) not being  spouse or relative up to the second degree of any of the Company’s administrators; and (vii) not receiving any other compensation from the Company apart from that of counselor (compensation in cash deriving from the capital’s participation are excluded from this restriction).

Federal Constitution                         Constitution of the Federal Republic of Brazil, of October 5, 1988

Board of Directors                           The Company`s Board of Directors

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CPMF                                             Temporary Contribution on Movement or Transmission of Values and Credits of Financial Nature

CSLL                                              Social Contribution on the Net Profit

Coupon                                            Product that has price variations depending on the Dollar variation and on the interest rate in Dollars

CVM                                              Commission of Marketable Securities

DFP                                                Standard Financial Demonstrations

Executive Commitee                        The Company’s Executive Committee

North American Dollar                     United States of America Dollar

Dollar or US$

United States or USA                       United States of America

FEBRABAN                                   Brazilian Bank Federation

FGC                                                Credit Guaranteeing Fund

FGV                                               Getúlio Vargas Foundation

Getnet                                            Getnet Tecnologia em Captura e Processamento de Transações Eletrônicas Hua Ltda.

Federal Government                        Federal Government of the Federal Republic of Brazil

Group Santander Brasil                    Santander Brasil and its branches

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Group Santander Spain                     Santander Spain and its branches

IBGC                                              Brazilian Institute of Corporate Governance

IBGE                                              Brazilian Institute of Geography and Statistics

Ibovespa                                         One of the performance indicators of the share market in Brazil. The index is the current value of a theoretical portfolio composed by the most negotiated shares at the BM&FBOVESPA representing 80% of the number of transactions and of the financial volume verified in the at sight market of BM&FBOVESPA and 70% of the total sum of the stock exchange capitalization of the organizations listed at the BM&FBOVESPA. The Ibovespa is constituted as of an hypothetical application which not only reflects the share price variations but also the impact of the earnings distribution, taking into consideration an index that assesses the total return of the shares that composes it.

IFRS                                               International Financial Reporting Standards, issued by the International Accounting Standards Board – IASB

IGP-M                                            General Index of the Market Prices, published by FGV

Indenture                                        Fiduciary Agente Service Provision Deed

INPI                                               National Institute of Industrial Property

INSS                                              National Institute of Social Security

CVM Instruction No. 480/09         CVM Instruction No. 480 dated December 7, 2009

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IOF                                                  Tax on Financial Operations

IPCA                                               Consumer Price Index - Extended

IRPJ                                                Corporate Income Tax

Isban                                                ISBAN Brasil S.A.

ITR                                                  Quarterly information

Bank Reform Law                            Law No. 4.595 dated December 31th 1964, and later modifications

Joint Stock Company Law                 Law No. 6.404 dated December 15th 1976, and later modifications

Law of the Capital Market                Law No. 6.385 dated December 7th 1976, as amended

MTN                                               Global Medium-Term Note Program

Level 2                                            Special segment of BM&FBOVESPA list with   distinguished rules of corporate governance.

New Bankruptcy Law                      Law nº 11,101, of February 9, 2005.

NYSE                                             New York Stock Exchange

Global Offer                                    Public offer of Santander Brasil Shares with emission of 525,000,000 Units (each Unit is represented by 55 Ordinary Shares and 50 Preferred Shares), all nominative, depositary, without nominal value, free and clear of any burdens or encumbrances, with simultaneous primary

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                                                      public distribution of (i) Units in Brazil, in the unorganized over-the-counter market, according to the terms of Instruction CVM 400/03, and (ii) Units abroad in the form of ADRs, representative of ADSs, with registration at the SEC, according to the Securities Act.

PAB                                               Banking customer service office

Reference Equity                            According to the terms of the Resolution CMN No. 3.444 dated February 28, 2007, the composition of the financial institutions’ equity aiming to calculate the minimum requirements for the conformity of capital and operational limits established by the Central Bank.

PGBL                                            Generating Plan of Free Benefit

PIB                                                Gross National Product

PIS                                                 Social Integration Program

Plans                                              The Global Program and the Local Program

Controlling Power                            Means the power actually used to direct the corporate activities and guide the functioning of the bodies of Santander Brasil, either directly or indirectly, of fact or of right. There is the assumption of ownership of control in relation to the person or group of persons bound by a shareholders’ agreement or under common control (controlling group) that is holder of shares that have assured them the absolute majority of vote of shareholders in attendance in the last three General Meetings of Santander Brasil, even if not holder of shares that assure the absolute majority of voting capital.

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Accounting Practices Adopted in      Accounting principles and practices adopted in Brazil

Brazil                                              according to the Law of Joint Stock Companies, CVM rules and instructions, those established by SUSEP for insurance, capitalization and social security companies, and those recommended by the Institute of Independent Auditors of Brazil and resolutions of the Federal Accounting Council, as well as the accounting rules for financial institutions established by the Central Bank.

Produban                                        Produban Serviços de Informática S.A.

Global Program                               Long term incentive policy directed to executives of Santander Spain and other organizations of the Group Santander Spain, with compensation bound to the Santander Spain shares.

Local Program                                The SOP and the PSO

PSP                                                Long Term Incentive Plan – Investment in Santander Brasil Units

Real, Reals or R$                            Official Brazilian currency

RAET                                            Temporary Special Administration Regime

RMCCI                                          Regulation of the International Exchange and Capital Market

Level 2 Regulation                           Differentiated Practices Regulation of Level 2 Corporate Governance

RTA                                               Total Return for Shareholder

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Santander Brasil Asset                    Santander Brasil Management Distribuidora de Títulos de Valores Mobiliários S.A.

Santander Brasil Leasing                 Santander Brasil Arrendamento Mercantil S.A.

Santander Broker                            Santander S.A. Corretora de Câmbio e Títulos

Santander DTVM                           Santander Distribuidora de Títulos de Valores Mobiliários Ltda.

Santander Spain                              Banco Santander, S.A.

Santander Leasing                           Santander Leasing S.A. Arrendamento Mercantil

Santander Insurance                        Santander Seguros S.A.

Santusa                                           Santusa Holding, S.L.

SEC                                                Securities and Exchange Commission, the United States securities commission

Securities Act                                 The 1933 United States Securities Act, as amended

Securitization                                   Securitization of the MT 100 Receivable Payment Orders

SELIC                                            Special System of Liquidation and Custody

Serasa                                            Serasa S.A.

Sisbacen                                         System of Information of the Central Bank

SOP                                               Purchase Option Plan of Santander Brasil Units

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SPE                                                Special Purpose Entity named Brazil Foreign Diversified Payment Rights Finance Company, established under the laws of Cayman.

SUSEP                                           Superintendence of Private Insurance

Libor Rate                                      London Interbank Offered Rate

TCAC                                            Compound Annual Growth Rate

National Treasury                            Public body responsible for management of Brazilian public debt. For such purposes, raise funds in the financial market through primary issuance of bonds for financing Federal Government debts

Tecban                                           Tecnologia Bancária S.A.

IT                                                   Information Technology

TJLP                                              Long Term Interest Rate, published by Banco Central

Units                                               Share Deposit Certificate, representing each 55 Ordinary Shares and 50 Preferred Shares

VaR                                               Value at Risk

VGBL                                            Free Benefit Generator - Life

Visa Vale                                       Brazilian Solution and Service Company

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1.                   Identification of the parties responsible for the contents of the form:

1.1. Declaration by the CEO and Investor Relations Officer, certifying that:

a. they have reviewed the reference form

b. all of the information contained in the form meets the requirements of Instruction CVM 480, in particular articles 14 to 19

c. the collection of information contained within is a true, accurate and complete portrayal of the financial situation of the issuer and of the inherent risks of its activities and of the securities which it issues.

I, Fabio Colletti Barbosa, CEO of Santander Brasil, declare that I received the reference form, that all of the information contained in the form meets the requirements of Instruction CVM 480, in particular articles 14 to 19, and that the information contained therein is a true, accurate and complete portrayal of the financial condition of Santander Brasil and of the inherent risks of its activities and of the securities which it issues.

I, Carlos Alberto López Galán, Investor Relations Officer of Santander Brasil, declare that I received the reference form, that all of the information contained within the form meets the requirements of Instruction CVM 480, in particular articles 14 to 19, and that the information contained within is a true, accurate and complete portrayal of the financial situation of Santander Brasil and of the inherent risks of its activities and of the securities which it issues.

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2. Accountants

2.1. Regarding independent accountants, indicate:

	2009	2008	2007
a. Company Name	Deloitte Touche Tohmatsu Auditores Independentes	Deloitte Touche Tohmatsu Auditores Independentes	Deloitte Touche Tohmatsu Auditores Independentes
b. Name of the responsible parties, CPF taxpayers number and contact information (telephone and email)	Mr. Francisco Antônio Maldonado Sant´Anna CPF/MF number 033.431.508-51 Telephone: (11) 5186-1000 E-mail: fsantana@deloitte.com	Mr. Francisco Antônio Maldonado Sant´Anna CPF/MF number 033.431.508-51 Telephone: (11) 5186-1000 E-mail: fsantana@deloitte.com	Mr. Francisco Antônio Maldonado Sant´Anna CPF/MF number 033.431.508-51 Telephone: (11) 5186-1000 E-mail: fsantana@deloitte.com

c. Service contract date

The service contract started in June of 2002, with an annual review of the proposal.

d. Description of services provided

The accountants provide audit and review services of the financial statements of the companies in the Santander Group Brasil.

The services provided by Santander Brasil’s independent accountants comply with the regulation requirements established by the Central Bank of Brazil [Banco Central], CVM [Securities and Exchange Commission of Brazil] and the 2002 Sarbanes-Oxley Law. And do not involve any type of service beyond auditing.

e. replacement of the accountant, stating:

i.             justification for the replacement

The accountant has not been replaced for the past three fiscal years.

ii.            any reasons presented by the accountant in disagreement with the issuer’s rationale for the replacement, according to specific CVM regulation with regards to the matter

Not applicable, because the accountant was not replaced.

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2.2. Report the total payments to the independent accountants during the last fiscal year, itemizing the fees for audit services and those related to any other services provided.

The table below includes the fees paid by different consolidated companies of Santander Brasil to their respective accountants.

In Thousands of Reais	2009	2008	2007
Auditing of annual financial statements of the companies audited by independent accountants (including the consolidation)	6,180	6,109	3,759
Auditing of annual financial statements of the companies audited by independent accountants (not included in the consolidation)	373	172	-

In addition to the costs of auditing the financial statements, Santander paid Deloitte Touche Tohmatsu Auditores Independentes expenses related to the Global Offering in the amount of R$8.8 million, net of tax, in 2009, recorded as transaction costs, net of the capital increase.

2.3. Provide other information that the issuer deems relevant:

All relevant information was already reported described in the previous sections.

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3. Selected financial information

3.1. Based on financial statements or, when the issuer is required to disclose consolidated financial information based on the consolidated financial statements, prepare a table detailing the following:

a. Shareholders’ equity

b. Total assets

c. Net revenue

d. Gross profit

e. Net income

f. Number of shares, ex- treasury

g. Equity value per share

h. Earnings per share

			Consolidated
In Millions of Reais, unless otherwise indicated	2009	2008	2007 (1)
Monetary Data
Total Assets	342,324	340,635	116,037
Loans	142,019	139,410	43,725
(Provision for Doubtful Debts)	(9,463)	(7,094)	(1,806)
Deposits	113,473	123,987	38,867
Shareholders’ equity	64,493	48,757	9,265
Income Data
Financial Margin Before the PDD (2)	24,024	18,847	7,933
Provision for Doubtful Debt Expenses (2)	(9,918)	(6,950)	(2,084)
Gross Income from Financial Intermediation (2)	14,106	11,897	5,849
Revenue from Services and Banking Fees (2)	7,675	8,100	3,741
Adjusted Net Income (2)	4,360	2,758	n.a.
Net Income	1,806	1,581	1,845
Other Information
Number of shares, ex-treasury (in millions)	399,044	325,758	132,768
Equity Value per 1,000 shares	0.1616	0.1497	0.0698
Net Earnings per 1,000 shares	0.0045	0.0049	0.0139

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(1) Not including the merger of Banco Real

(2) In 2009 and 2008, refer to the “Pro-Forma” reports created to provide a better understanding of the evolution of financial information of Santander, taking into account the integration of the Banco Real conglomerate into the Santander Brasil financial and economic-financial conglomerate in August of 2008. This information is only being presented to allow additional analysis of the balances and transactions aimed at the comparison and evaluation of income, shareholders’ equity and operational levels and does not represent what may have happened if the merger of shares had happened before, and does not correspond to Santander Brasil’s statements nor does it necessarily indicate future results. The following assumptions were made for the preparation of the “Pro-Forma” financial information: (i) the goodwill in the acquisition of the Banco Real conglomerate and the related amortization of fixed assets were not considered permanent assets nor part of the results or net worth, (ii) the results for the years ending December 31 2009 and 2008 include the results from the Banco Real conglomerate and overlook non recurring results related to the sale of shares, amortization of goodwill and related taxes, where applicable.

Santander Brasil maintains records in Reais, or functional currency and presentation currency, for its consolidated financial statements.

Banco Santander Brasil’s financial statements, including its facilities abroad, and the consolidated statements of Banco Santander Brasil and its subsidiaries (Consolidated) were prepared in accordance with the Brazilian GAAP, established in accordance with the Brazilian Corporation Law, with the standards of the CMN, the Central Bank, the CVM, the CNSP and SUSEP, where applicable.

Santander Brasil also prepares its financial statements according to the International Financial Reporting Standards established by the IFRS. These financial statements were audited by independent accountants as stated herein.

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On August 29, 2008, as more fully described in footnote 2 to the consolidated financial statements of the company, Banco Real and AAB Dois became wholly owned subsidiaries of Santander Brasil through a merger of shares. Therefore, operating results for Banco Santander Brasil for the year ending December 31, 2008 are not comparable to the company's operating results for the year ending December 31, 2007 because of consolidation Banco Real’s results on its financial statements as of August 30, 2008.

i. Other accounting information selected by Santander Brazsil

In millions of Reais, unless otherwise indicated	2009	2008	2007 (1)
Basel Index	25.6%	14.70%	14.20%
Number of branches	2,091	2,083	904
Number of employees	51,241	53,349	22,965
Investments funds under management	98,407	80,402	55,911

(1) Not including the merger of Banco Real

3.2. In case Santander Brasil has disclosed, during the previous fiscal year, or intends to include in this form, non-accounting measurements, such as EBITDA (earnings before interest, taxes, depreciation and amortization) or EBIT (earnings before interest and income tax), it should:

a. inform the value of non-accounting measurements

Profitability and Management Indicators	2008	2009
ROA[1]	0.7%	1.5%
ROE[1]	12.2%	14.7%
Efficiency Index[1]	60.5%	53.4%
Recurrence Index[1]	63.9%	58.8%

Note: Indicators does not include goodwill

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Soundness Indicators	2008	2009
Default Index (more than 60 days) NPL	5.0%	6.8%
Default Index (more than 90 days)	3.9%	5.9%
Coverage Index	102.1%	98.3%
Basel Index[1]	14.7%	25.6%

(1) Does not include the goodwill in the acquisition of Banco Real and Real Vida e Previdência S.A.

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b. reconcile the amounts disclosed with those included in the audited financial statements.

Based on the amounts disclosed in the audited financial statements.

Methodology used in the calculations:

ROA: Net Income1 / Average Total Assets2

ROE: Net Income¹ / Average Shareholders’ Equity ²

Efficiency Index: -(Personnel Expenses + Other Administrative Expenses + Profit Sharing) / (Gross Income from Financial Intermediation – Provision for Doubtful Debts + Revenues from Services + Income from Bank Fees + Income from Insurance, Pension Plans and Capitalization + Tax Expenses + Other Operating Income and Expenses).

Recurrence Index: (Revenues from Services + Income from Bank Fees + Income from Insurance, Pension Plans and Capitalization / - (Personnel Expenses + Other Administrative Expenses + Profit Sharing).

Basel Index: Reference Equity Levels I and II / Risk-weighted Assets

Default Index (above 60 days) – NPL: Transactions past due for over 60 days3 / Credit Portfolio

Default Index (more than 90 days): Transactions past due for over 90 days³ / Credit Portfolio

Coverage Index: Provision for Doubtful Debts (note 9.e to the 2009 Financial Statements) / Transactions past due for over 60 days³

1 Excluding goodwill (explained in item 3.c)
2 Average between the last month of the two fiscal years (for example: December 2008 and December 2009)
3 Management information

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c. explain the reasons why such measurement was considered more appropriate for the accurate understanding of your financial condition and results of operations.

In July 2008, the new rules on capital adjustment, within the scope of the implementation of the Basel Convention, came into force in Brazil and included a new methodology for the analysis and management of credit and operational risks. Thus, as from this date, the calculations of our capital adjustment indices exclude goodwill, as provided for in the Basel Convention.

Our management believes that these indices offer useful information, since the impact of goodwill deriving from the acquisition of Banco Real in the year ended December 31, 2008 reduces the relevance of other factors that affected shareholders’ equity and related indices.

Consistent with the Basel Convention’s guidelines on capital adjustment, we excluded goodwill from shareholders' equity in all measurements used in the administration of Santander Brasil. Santander Brasil understands that, aside from being consistent with the Basel Convention, such exclusion expresses more adequately the economic situation of Santander Brasil's capital, since goodwill is not an asset subject to the absorption of cash losses and is not considered by in the Company’s operations.

Thus, Santander Brasil believes that the measures not adopted in the accounting practices are useful to investors, as well as to the management itself, since they reflect the economic strength of Santander Brasil’s capital. The only limitation associated with the exclusion of goodwill from shareholder’s equity is the effect of the exclusion of a portion of total investments in Santander Brasil’s assets.

Profitability Indicators

Assets and shareholder’s equity profitability indicators are intended to evaluate the results earned by Santander Brasil regarding certain parameters that best reveal its dimensions. Analyzing Santander Brasil’s performance based only on the absolute value of net income may jeopardize the interpretation, once this analysis does not consider if the results generated in the period were consonant with the institution's economic potential.

- ROA (Return on Assets): This indicator is used to compare banks, indicating the income from the total of investments made by Santander Brasil in its assets. It measures the bank’s operating efficiency regarding the generation of income from assets after the effects from financing.

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- ROE (Return on Equity): Measures the profitability currently obtained by the shareholders and contributes for the comparative analysis between banks.

Management Indicators

Data measurement and control mechanisms that offer support to management assessment, decision making and definition of strategies for the achievement of Santander Brasil’s goals.

- Efficiency Index: Indicates the ratio between the institution’s operating expenses and revenues.

- Recurrence Index: Compares the evolution of the revenues from services and the effective management of the expenditures base, measuring the ratio between revenues from services and operating expenses.

Soundness Indicators

- Basel Index: This index measures Santander Brasil‘s solvency, being an international concept provided for in the Basel Convention. It recommends a minimum ratio of 8% between Reference Equity and weighted risks, in compliance with the applicable laws. A minimum index of 11% is required in Brazil aiming at guaranteeing a shareholders' equity that is sufficient to cover risks from operating assets and liabilities, as well as those recorded in offset accounts.

- Default Index: Indicates the default rate in operations past due for over 60 or 90 days compared with credit portfolios.

- Coverage Index: Demonstrates Santander Brasil’s capacity to bear credit default transactions. It represents the ratio between provisions for doubtful debts and the volume of transactions past due for over 60 days.

3.3. Identify and comment on any event subsequent to the previous annual financial statements that may have caused relevant change in the information included therein.

There were no subsequent events that have caused relevant changes in the financial statements.

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3.4. Describe the policy used for allocation of income recorded in the past three years by indicating:

a. the rules on retention of income

b. the rules on distribution of dividends

c. the frequency of distribution of dividends

d. any restrictions on the distribution of dividends enforced by the legislation or special regulations applicable to Santander Brasil, as well as agreements, and court, administrative or arbitration decisions.

We intend to recommend to our shareholders a distribution policy of 50% on our annual adjusted net income (as defined below) as dividends and/or interest on shareholders’ equity. The future dividends policy and the amount of future dividends or interest on shareholders' equity we will recommend as distribution to our shareholders shall depend on various factors, including, but not limited to our cash flow, financial condition (including our capital base), investment plans, estimates, legal obligations, economic environment and other factors we shall consider relevant at the time. The amount of future dividends or interest on shareholders' equity we shall pay is subject to the provisions of the Brazilian Corporate Law and shall be determined in our shareholders’ meeting as described below.

At each Annual Shareholders’ Meeting, the Board of Directors should make a recommendation on the destination of net income for the previous fiscal year, which should be submitted to the resolution of the shareholders. For the Purposes of the Corporation Law, “net income” in any fiscal year is defined as the earnings for the year in question that remains after deducting the amounts relating for provisions for losses, income tax and social contribution for that year, accumulated losses of previous years and any amounts destined to the payment of statutory profit sharing of employees and members of the management of Santander Brasil. We refer to this amount as “adjusted net income”.

In the past three years, Santander Brasil’s income distribution practice included the payment to shareholders of over 90% of net income through dividends and interest on shareholders’ equity, net of allocations to the legal reserves account. In 2007, Santander Brasil distributed 99.8% of its adjusted net income. In 2008, the dividends and interest on shareholders’ equity declared accounted for 99.1% of the adjusted net income.  In 2009, this percentage reached 92%.

In addition to the allocation of dividends and interest on shareholders’ equity, 5% of the income for each period is allocated to the constitution of legal reserves.

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The remaining income for the year may be allocated to the statutory reserves account and used in the equalization of dividends. Santander Brasil’s bylaws establishes that, after the deduction of the amounts allocated to legal reserves and mandatory dividends, the balance remaining from the adjusted net income can be transferred to the dividends equalization reserves, which shall not exceed 50% of the amount corresponding to the bank’s capital stock. In 2007, Santander Brasil allocated 0.2% of its adjusted net income to the equalization of dividends; in 2008, 0.9% was allocated, and in 2009, the bank approved the allocation of 8% to the dividends equalization reserves account.

  rules on retention of income

Pursuant to corporate laws and Santander Brasil’s bylaws, the net income for the year may be retained to fulfill the capital investment needs provided for in the general budget, submitted by the management and approved in the Shareholders' Meeting. In the past three years, Santander Brasil did not retain income.

  rules on distribution of dividends

As provided for in Santander Brasil’s bylaws, not less than 25% of the net income, net of allocations corresponding to legal and contingency reserves, should be available each year for distribution in the form of dividends or interest on shareholders’ equity. This percentage represents mandatory dividends. The calculations regarding calculation of net income and allocations for reserves, as well as the amounts available for distribution, are based on our financial statements, which are prepared in accordance with the Accounting Practices Adopted in Brazil. In the past three years, the dividends and interest on shareholders’ equity paid to the shareholders were significantly higher than the minimum mandatory amount, as set forth in table 3.5 below.

c. frequency of distribution of dividends

The distribution of dividends and/or interest on shareholders’ equity takes place each year during the Shareholders’ Meeting and is based on the income for the year, and the Board of Directors may also declare interim dividends to the income as ascertained in the half-yearly, quarterly, two-month or monthly balance sheets, or state intermediary dividends to retained earnings or income reserves existing in the previous annual or half-yearly balance sheet.

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Based on this practice, in 2007 Santander Brasil, through its Board of Directors, approved the detachment of interest on shareholders’ equity and/or dividends each six-month period, as described below:

- Interest on shareholders' equity in the amount of R$263,000, declared on June 29, 2007;

- Dividends for statutory reserves for equalization of dividends in the amount of R$521,762, declared on June 29, 2007;

- Dividends based on the balance sheet as of June 30, 2007, in the amount of R$647,050, declared on December 21, 2007;

- Dividends based on income as of September 30, 2007, in the amount of R$327,628, declared on December 21, 2007;

- Dividends based on income as of October 31, 2007, in the amount of R$240,728, declared on December 26, 2007; and

- Interest on shareholders' equity in the amount of R$264,600, declared on December 26, 2007.

In December 2008, Santander Brasil, through its Board of Directors, approved the detachment of  interest on shareholders’ equity and dividends as described below:

- Interest on shareholders' equity in the amount of R$480,000, declared on December 19, 2008;

- Dividends for statutory reserves for equalization of dividends in the amount of R$3,045, declared in December 19, 2008;

- Dividends based on the balance sheet as of June 30, 2008, in the amount of R$752,807, declared on December 19, 2008; and

- Dividends based on the balance sheet as of September 30, 2008, in the amount of R$217,193, declared on December 19, 2008.

In 2009, Santander Brasil, through its Board of Directors, approved the detachment of  interest on shareholders’ equity and/or dividends in April, June and December, as described below:

- Interest on shareholders' equity in the amount of R$340,000, declared on April 28, 2009;

- Interest on shareholders' equity in the amount of R$285,000, declared on June 30, 2009;

- Interest on shareholders' equity in the amount of R$200,000, declared on December 23, 2009;

- Dividends based on the balance sheet as of June 30, 2009, in the amount of R$327,400 declared on December 23, 2009; and

- Dividends based on the balance sheet as of November 31, 2009, in the amount of R$422,600, declared on December 23, 2009.

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d. any restrictions on the distribution of dividends enforced by the legislation or special regulations applicable to the issuer, as well as agreements, and court, administrative or arbitration decisions.

Santander Brasil is not subject to any restrictions regarding the distribution of dividends.

3.5. In table form indicate for each of the last 3 fiscal years:

a. Adjusted net income for dividend purposes

b. dividends distributed, highlighting interest on shareholders’ equity, mandatory dividends and preferential dividends, fixed and minimum

c. percentage of dividends distributed over the adjusted net profit

d. dividends distributed by class and type of shares, highlighting interest on shareholders’ equity, mandatory dividends and preferential dividends, fixed and minimum

e. date of dividend payments

f. rate of return in relation to the issuer’s equity

g. retained earnings

h. retention approval date

Table for fiscal years 2009, 2008 and 2007:

In R$ thousands

	Description	2009	2008	2007
	Net income	1,801,192	1,540,904	1,837,948
	(-) Legal reserve	90,060	77,045	91,897
(a)	(=) Adjusted net income for purpose of dividends (i)	1,711,133	1,463,859	1,746,051
	Minimum mandatory dividend (25%)	427,783	365,965	436,513
	Interest on shareholders’ equity	825,000	480,000	527,600
	Anticipated dividends	750,000	970,000	1,215,406
(b)	Total (Interest on shareholders’ equity + dividends) (ii)	1,575,000	1,450,000	1,743,006

	Dividends above the statutory minimum	1,147,217	1,084,035	1,306,493

(c)	% of income distributed (ii) / (i)	92.04%	99.05%	99.83%

	Shareholders’ equity (iii)	64,527,446	48,793,885	9,301,432

(f)	Rate of return in relation to shareholders’ equity (ii) / (iii)	2.44%	2.97%	18.74%

(g)	Retained earnings	Not applicable	Not applicable	Not applicable

(h)	Approval date of the retention	Not applicable	Not applicable	Not applicable

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Dividends and interest on shareholders’ equity declared from income for the fiscal years 2007, 2008 and 2009 are described in the tables below, by type of share, in response to items (d) and (e) above:

2009 Earnings

Fiscal Year 2009	Date Highlighted	Gross amount (in thousands of R$)	Gross amount per share (in R$)			Net value per share			Payment date
			ON	PN	Unit	ON	PN	Unit
Interest on shareholders’ equity	04/28/09	340,000	0.00099742	0.00109717	-	0.00084781	0.00093259	-	02/22/10
Interest on shareholders’ equity	06/30/09	285,000	0.00083608	0.00091968	-	0.00071066	0.00078173	-	02/22/10
Interest on shareholders’ equity	12/23/09	200,000	0.00047885	0.00052674	0.05267387	0.00040703	0.00044773	0.04477279	02/22/10
Anticipated dividends	12/23/09	327,400	0.00078388	0.00086227	0.08622713	0.00078388	0.00086227	0.08622713	02/22/10
Anticipated dividends	12/23/09	422,600	0.00101182	0.00111300	0.11129990	0.00101182	0.00111300	0.11129990	02/22/10

	Total	1,575,000	0.00410805	0.00451886	0.25020091	0.00376120	0.00413732	0.24229982

2008 Earnings

Fiscal Year 2008	Date Highlighted	Gross amount (in thousands of R$)	Gross amount per share (in R$)		Net value per share		Payment date
			ON	PN	ON	PN
Interest on shareholders’ equity	12/19/08	480,000	0.00140813	0.00154894	0.00119691	0.00131660	03/25/09
Intermediary dividends	12/19/08	752,807	0.00220843	0.00242928	0.00220843	0.00242928	03/25/09
Interim dividends	12/19/08	217,193	0.00063716	0.00070087	0.00063716	0.00070087	03/25/09

	Total	1,450,000	0.00425372	0.00467909	0.00404250	0.00444675

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2007 Earnings

Fiscal Year 2007	Date Highlighted	Gross amount (in thousands of R$)	Gross amount per share (in R$)		Net value per share		Payment date
			ON	PN	ON	PN
Interest on shareholders’ equity	06/29/07	263,000	0.00189288	0.00208217	0.00160895	0.00176984	10/01/07
Interest on shareholders’ equity	12/26/07	264,600	0.00190440	0.00209483	0.00161874	0.00178061	03/19/07
Intermediary dividends	12/21/07	647,050	0.00465699	0.00512269	0.00465699	0.00512269	03/05/08
Interim dividends	12/21/07	327,628	0.00235803	0.00259383	0.00235803	0.00259383	03/05/08
Interim dividends	12/26/07	240,728	0.00173258	0.00190584	0.00173258	0.00190584	03/05/08

	Total	1,743,006	0.01254487	0.01379936	0.01197528	0.01317281

3.6. Report whether, in the last 3 fiscal years, dividends have been declared on retained earnings or reserves accounts established in prior fiscal years

Dividends were not declared on the retained earnings account in the last 3 fiscal years, under the capital budget.

In 2007 and 2008 Santander declared dividends on its statutory reserve account for dividend equalization, as follows:

2007 –R$521,762 thousand were declared on 06/29/2007.

2008 –R$3,045 thousand were declared on 12/19/2008.

3.7. In table form, describe the issuer’s level of indebtedness, indicating:

a. total debt, of any kind

In Thousand of Reais	Consolidated
	2009	2008	2007
Deposits	113,473,065	123,987,303	38,866,887
Funds obtained in the open market	34,612,057	30,932,304	23,114,840
Funds from the issuance of securities	10,737,225	10,558,715	2,161,257
Loans and Transfers	21,203,003	25,530,188	11,662,928
Subordinated Debt	11,306,890	9,188,442	4,219,625
Sale of the right to receive the future flow of foreign money orders	1,371,588	1,816,289	644,160
Total	192,703,828	202,013,241	80,669,697

For more details on the total amount of the debt see item 10.1.f.

b. debt ratio (current + non-current liabilities, divided by shareholders’ equity)

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		Consolidated
		2009			2008			2007

Debt Ratio	(PC + ELP)	277,229,453	=	4.30	291,316,236	=	5.97	106,693,394	=	11.52
	PL	64,492,693			48,756,557			9,264,593

PC= Current Liabilities                 ELP= Long term liabilities          PL = Shareholders’ Equity

c. If the issuer so desires, another debt ratio, indicating:

     i. the method used to calculate the index

     ii. The reason why this index is appropriate for the correct understanding of the financial situation and the level of indebtedness of the issuer

Not applicable, taking into account that Santander Brazsil does not use any other debt ratios

3.8. In table form, separating by collateralized debt, debt with floating guarantees and unsecured debt, indicates Santander Brazsil’s obligation amounts according to maturity (at the end of the fiscal year).:

a. less than one year

b. more than 1 year and less than 3 years

c. more than 3 years and less than 5 years

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d. more than 5 years

In Thousands of Reais	Consolidated
	No	Up to 3	from 3 to 12	From 1 to 3	From 3 to 5	More than 5	2009
	maturity	months	months	years	years	years	Total	2008	2007

Total unsecured debts	41,852,019	35,646,951	46,968,773	50,291,028	9,763,588	8,181,469	192,703,828	202,013,241	80,669,697

Include deposits, funds obtained in the open market, resources from securities issued, debts from borrowings and transfers, subordinated debt and selling the right to receive the flow of payment orders from abroad

For more details on the total amount of the debt, see item 10.1.f.

3.9. Supply other information deemed relevant by the issuer

All relevant information was already described in the items above.

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4. Risk Factors

4.1. Describe risk factors that may influence investment decisions, especially those related to:

a. the issuer

b. your controller, directly or indirectly, or control group

c. your shareholders

d. your subsidiaries and affiliates

e. your supplies

f.  your clients

g. the sectors of the economies where the issuer is involved

h. the regulation of industries the issuer is involved in

i. foreign countries where the issuer acts

4.2. For each of the above risks, if relevant, comment on the expectations of issuer’s decreased or increased exposure.

Our business, operating results, financial condition or prospects could be negatively affected by one or more of the risk factors described below. Consequently, a devaluation of our shares/units and ADSs may occur and the investor may lose his/her investment in whole or in part. We may face additional risks and uncertainties or risks that we do not deem relevant at this time, which may also affect our business.

Risks Related to Brazil

The federal government has exercised and continues to exercise significant influence over the Brazilian economy. This involvement, combined with the political and economic conditions in Brazil, could adversely affect our financial situation, and also impact the market price of our securities.

The federal government frequently intervenes in the economy and significantly changes policies and regulations at certain times. Measures used by the federal government to control inflation and its other policies and regulations have historically involved, among other measures, increased interest rates, changes in tax policies, price controls, currency fluctuations, capital controls and import restrictions. Our activities, financial position, operating results and the market price of our securities may be adversely affected by policy changes involving, among others:

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- Interest rates;

- Exchange rates and controls or restrictions on the movement of capital overseas, such as those imposed in 1989 and early 1990;

- Currency fluctuations;

- Inflation;

- Liquidity of domestic capital and credit markets; and

- Tax and regulatory policies

Although the federal government has adopted sound economic policies in recent years, uncertainty about the federal government’s implementation of future changes to policies or regulations may contribute to economic uncertainty in Brazil and increase the volatility of Brazilian securities markets and securities issued abroad by Brazilian issuers. These uncertainties as well as other events in the Brazilian economy could adversely affect us and affect the market value of our securities.

The federal government’s efforts to control inflation may restrict the growth of the Brazilian economy and may hinder our activities.

Brazil recorded extremely high inflation rates in the past which forced the government to implement monetary policies, resulting in one of the highest interest rates in the world. Inflation, as well as the federal government’s measures to combat it, especially through the Central Bank, have had and may have significant future effects on the Brazilian economy and our activities. Rigid monetary policies, with elevated interest rates and demands for reserve requirements, may restrict Brazil’s growth and the availability of credit, reducing the volume of loans and increasing our provisions for loan losses. On the other hand, more flexible policies by the federal government and Central Bank and reductions in interest rates could cause higher inflation and, consequently, growth volatility and the need for significant and sudden increases in interest rates, which could adversely affect our interest rate spreads.

Since 2001, the Central Bank has adjusted the base interest rate regularly and reduced it during the second half of 2003 and the first half of 2004. With the objective of controlling inflation, the Central Bank increased the interest rate several times, from 16.0% per year on August 18, 2004 to 19.75% on May 18 2005. Over the next years, the favorable macroeconomy and inflation control within the targets set by the Central Bank resulted in the interest rate falling from 18% in December of 2005 to 11.25% in September of 2007. However, in April and June of 2008 the Central Bank raised the interest rates by 0.5%, to 12.25% due to macroeconomic conditions and the inflation outlook for 2008. In July of 2009, the Central Bank reduced the rate to 8.75% to stimulate the availability of credit. The rate remained at 8.75% until April 28, 2010, when the Central Bank raised it to 9.50%.

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Because we are a bank operating in Brazil, the majority of our revenues, expenses, assets and liabilities are directly linked to interest rates. Thus, our operational results and our financial condition are significantly affected by inflation, fluctuations in interest rates, and government related monetary policies, all of which could have an adverse affect on the growth of the Brazilian economy, on our loan portfolios, our financial costs and on our revenues from credit operations.

Exchange rate instability may have a significant negative effect on the Brazilian economy and Santander Brazsil.

Brazilian currency has suffered frequent and substantial fluctuations against the dollar and other currencies in recent years. From 2000 to 2002, the real devalued significantly against the dollar, reaching a rate of R$3.53 per $1.00 in late 2002. From 2003 to mid-2008, the real appreciated significantly against the dollar due to the stabilization of the macroeconomic environment and strong foreign investment growth in Brazil, with the exchange rate reaching R$1.559 per US $1.00 in August 2008. Due to the global financial markets crisis, the real depreciated 31.9% against the dollar throughout 2008, and reached a price of R$2.337 on December 31, 2008.  The real recovered in the second half of 2009, reaching R$1.7412 for $1.00 on December 31, 2009, mainly due to recovered consumer confidence, exports and foreign investments in the second half of the year. On April 30, 2010 the exchange rate was R$1.7306 per US $1.00.

Devaluation of the real against the dollar will create inflationary pressures in Brazil and cause increased interest rates, which may adversely affect the Brazilian economy as a whole and damage our financial situation and operating results. Furthermore, a devaluation of the Real will make our obligations and financing more expensive in foreign currency, adversely affect the market price of our portfolio and generate similar consequences for our holdings. On the other hand, an appreciation of the real against the dollar and other currencies may cause a deterioration of current Brazilian foreign currency accounts as well as slow growth driven by exports. Depending on the circumstances, an appreciation or depreciation of the real could have an adverse effect on the growth of the Brazilian economy, our activities, our financial condition and our operating results.

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Events and the perception of risk in other countries, especially in the United States and emerging markets, may adversely affect our access to financing and the market price of our securities.

The market value of securities from Brazilian issuers is affected by the economic conditions and markets of other countries, including the United States and other Latin American countries and emerging markets. Although economic conditions in these countries may be significantly different than in Brazil, investor’s reactions to events in these other countries may have an adverse affect on the market value of securities from Brazilian issuers. Crises in other emerging countries could reduce investor interest in Brazilian securities, including our own, adversely affecting the market price of our securities, restricting our access to capital markets and jeopardizing our ability to finance our operations in future favorable conditions.

Moreover, the global financial crisis is having significant consequences in Brazil, such as volatility in the stock and credit market, unavailability of credit, increased interest rates, a reduction in economic activity, fluctuations in exchange rates, among others, which could directly or indirectly affect our company and the market price of our units in a negative way.

Risks related to Santander Brazsil and the Brazilian Financial Services Industry.

We are exposed to the effects of disruptions of volatility in global financial markets and the economies in countries where we do business, especially in Brazil.

The Global financial markets have deteriorated steeply since the end of 2007.

Several large financial institutions, including some of the largest commercial banks, investment banks, housing loans associations, real estate leasing companies and insurance companies in the world have faced significant difficulties, particularly the liquidity shortage and deterioration of financial assets. These difficulties have limited several large financial institutions in the world to develop new credit supply projects and have caused losses. In addition, non-compliance and questions related to the solvency of some financial institutions and the financial services industry have generally led to liquidity problems in the overall market and could lead to default, losses or bankruptcy of other institutions.

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We are exposed to the disruption and volatility of global financial markets because of their effects on the economic and financial scenarios of the countries in which we operate (particularly in Brazil) such as downturn in the economy, increase in  unemployment, reduction of consumers’ purchasing power and lack of available credit. We provide credit primarily to Brazilian borrowers and these effects could materially and adversely affect our customers and increase our loan losses. As a result, these effects could raise the risk associated with our business as credit providers and could make us review our risk management models and reserves against doubtful credit. In 2009, for example, we experienced an increase in our non-revenue generating loans that were overdue for more than 90 days from 5.4% of total loans on December 31, 2008 to 7.2% on December 31, 2009.

The global financial crisis has had significant consequences for Brazil and other countries in which we operate, including volatility of stocks, credit markets and interests, general downturn in the economy and volatility in exchange rates that may, directly or indirectly, adversely affect prices in the Brazilian securities market and have a monetary adverse effect on us.

Additionally, the institutional bankruptcies and the disturbance of financial markets in Brazil and in other countries in which we operate may limit our access to public debt and public securities market.

In case the disturbance or volatility in the global financial markets continues or even becomes worse, it can lead to an increase of negative effects in the economic and financial scenarios in Brazil and in other countries in which we operate, and it could cause a monetary adverse effect on us.

- The regulation changes could affect us adversely.

- The Brazilian financial markets are subject to an intense and ongoing regulatory oversight by the Federal Government, especially the Central Bank and the Securities Exchange Commission (CVM). We have no control over government regulations that conduct all aspects of our operations, including some regulations that require:

- Minimum capital requirements

- Compulsory deposit requirements and / or reserves

- Requirements relating to investments in fixed income assets

- Limits on loans and other credit restrictions, such as compulsory allocation

- Limits and other restrictions on fees

- Limits on the amount of interest that banks may charge

- Accounting and statistics requirements, and

- Other requirements or limitations in the context of the global financial crisis.

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The regulation structure that conducts the Brazilian financial institutions is in an ongoing evolution and the Central Bank has been very active in the development of our industry.

In early 2008, for example, the Central Bank created the requirement for compulsory deposit for commercial leasing companies. This situation shattered our funding costs because our commercial leasing company invests most of its available resources on interbank deposits with us. In February 2010, the Central Bank raised the reserve requirements for the prevailing levels before the deterioration of the markets in 2008. The Central Bank arrangements and amendments of existing Acts and regulations or the adoption of new Acts or regulations could negatively affect our capacity to provide loans, make investments or provide some financial services.

Our securities and derivative financial instruments are subject to market prices and liquid fluctuations due to changes in the economic scenario, which may generate substantial losses.

The financial instruments and securities represent a significant portion of our total assets. Any future gains or losses, carried out or not, of such investments or hedging strategies may have significant impact on our revenues. These gains and losses, recorded at the time we sell or mark to market investments in financial instruments, may vary considerably from one period to another. If, for example we conduct derivative transactions to protect against devaluation of the real (Brazilian currency) or reductions in interest rates, and the real currency starts to value or interest rates to rise, we may incur financial losses. We cannot project the value of gains or losses in future periods, and the oscillations occurred between a period and another is not an important reference point for future projections. The gains or losses from our investment portfolio could generate volatility in the level of net revenues, and we cannot obtain in the future, an expected return on our consolidated investment portfolio whether in whole or in part. Any losses on our securities or derivative financial instruments could have a monetary adverse effect on our operational revenues and on our financial status. In addition, the possible devaluation of these portfolios of securities and derivatives may result in the reduction of our capital ratios, which could compromise our capacity to fulfill our financial activities at expected levels nowadays.

Any changes in the prime interest rates made by the Central Bank may adversely affect our operational and profitability results.

The Monetary Policy Committee of the Central Bank (COPOM) sets the benchmark interest rate of the Brazilian banking system and uses it as an instrument of monetary policy. The prime interest rate is the benchmark interest rate paid to bonds holders; it is issued by the Federal Government and it is subject to negotiation at the Selic rate. On December 31, 2004, 2005, 2006, 2007, 2008 and 2009 the prime interest rate was 17.8%, 18.0%, 13.3%, 11.3%,13.8% and 8.75% respectively.

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Since 2001, the Central Bank has frequently set the benchmark interest rate, which has been reduced in the second half of 2003 and in the first half of 2004. With the purpose of controlling inflation, the interest rate has been raised on many occasions from 16.0% a year on August 18, 2004 to 19.75% a year on May 18, 2005. In the following two years, the favorable macroeconomic index and inflation, controlled within the targets of the Central Bank, led to reduced interest rates on many occasions, from 18.0% in December 2005 to 11.25% in September 2007. In April and June 2008, however, the Central Bank raised its interest rate from 0.5%, respectively, to 12.25%, due to certain macroeconomic conditions at the moment and due to inflation expectations in 2008. In July 2009, the interest rate was reduced to stimulate the increase of the credit availability, and the Selic rate was reduced to 8.75% and remained at that level until the end of April 2010. On April 28, 2010, the Central Bank increased the Selic rate to 9.5%.

Although normally the increase of prime interest rates allow us to raise our financial margins, it also may negatively affect our operating results due to (among other effects) a reduced demand for our products of credit and investment, the increase of our financial cost and increased risk of non-compliance. The decreases in prime interest rates may also negatively affect our operating results due to (among other effects) the reduction of interest income that we obtain with our interest paid assets and due to margins decreases.

The increase of competitiveness scenario and the recent mergers in the Brazilian financial services market could adversely affect our business prospects.

The Brazilian financial markets, including banking services, insurance and assets management, are highly competitive. We face significant competition in all of our main areas of expertise on the part of other Brazilian and international banks (public and private), large institutions and even insurance companies. In recent years, the presence of foreign banks and insurance companies in Brazil has increased, as well as the competition in banking and insurance services and markets for particular products, including increased competition between public banks.

Since early 2009, the public banks have aggressively raised the volume of credit operations with lower spreads in comparison to those charged by private banks. As a result, the market share of public banks increased in relation to that of private banks, which can affect us negatively.

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The acquisition of an insurance company or bank by one of our competitors would probably increase its market share and customer base. With this, we may face more intense competition, which could negatively affect the performance and prospects of our business, among other factors:

                Limit our capacity to increase our customer base and expand our operations;

                Reduction in profit margins of our banking, insurance, leasing services and also other services and products we offer.

                Increased competition regarding investment opportunities.

The growth of our credit operations portfolio could lead to an increase in non-compliance.

Our credit operations portfolio has grown significantly in recent years. Any increases corresponding to our non-compliance level of loans may be delayed in comparison to the loan rates growth. The rapid growth of loans may also reduce our non-compliance rate concerning the total of credit operations until the growth is expected to decrease or the portfolio becomes more seasonal. This may result in the increase of provisions for doubtful debtors and in the non-compliance index in relation to the total portfolio.  Moreover, due to the growth of our loan portfolio and the discrepancy of any corresponding growth in our level of non-compliance, our historical experience in losses with credit operations may not be indicative of our future experience with losses in credit operations.

Our policies, procedures and methods for managing the market risks, credit and operational may not be fully effective in reducing our exposure to all risks, including the unidentified or the unanticipated.

Our policies, procedures and methods for managing credit and market risks, including the use of tools for statistical modeling of Value at Risk (VaR) cannot be fully effective in the reduction of our exposure to risks in all economic market scenarios or against all kinds of risk, including those that we cannot identify or predict. Some of our tools for qualitative and metric-based risk management are based on the use of behavior background observed in the market. We apply statistical tools and other tools to these observations in order to quantify our risk exposures. These qualitative and metric-based tools may not be able to predict future risk exposures, which may arise, for example, from factors that were not predicted or were not properly evaluated in accordance to our statistical models. This fact may limit our capacity to manage our risks and consequently, our losses may be significantly larger than those indicated by historical measurements. Moreover, our quantitative models do not take into account all the risks. Our more qualitative method to manage those risks could prove insufficient, and could expose us to unpredicted substantial losses. If the risk management is considered inappropriate, existing or potential customers may switch their banking preferences, which could harm our reputation and adversely affect our revenues and profits.

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Additionally, our activities depend on our ability to process a large volume of transactions with efficiency and accuracy. There may be losses caused by unqualified professionals, the inadequacy or failure of internal processes and control systems, failures of the information systems or even external events that may interrupt normal operations. In addition, we run the risk that the structure of our disclosure controls and procedures to reduce operational risk is considered inadequate or may be circumvented. We have suffered losses resulting from operational risks in the past and we cannot guarantee that they will not occur in the future.

We may not obtain the expected benefits regarding the acquisition of Banco Real.

The value of Shares/Units and the ADSs could be adversely affected to the extent that we did not have the benefits we hope to achieve through the merger of Santander Brasil and Banco Real, in particular with cost savings and revenues generated by the operational integration of these two banks. We may not obtain the projected cost savings and revenues in the predicted period or maybe we may not be able to obtain them due to many other reasons which include our inability to commit with estimated reductions in our staff, the implementation of our corporate culture and the integration of our back office operations, delays or objections in the integration of our IT platforms and operating systems. It is possible that the acquisition may result in the loss of key employees, the disruption of ongoing business of each bank, standards inconsistencies, control, procedures and policies, and in the dilution of brand recognition "Santander" and "Banco Real ". Moreover, the success of the acquisition is subject, at least in part, to several political and economical factors as well as others that are not under our control.

If our reserves for future benefits to policyholders and casualties are considered insufficient, we may be required to increase our reserves, which will negatively affect our operating results and our financial situation.

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Our insurance companies establish and maintain reserves to pay future benefits to policyholders and casualties. Our reserves do not represent an exact liability amount, but are considered an estimate based on the actuarial or statistical models that include different assumptions and projections which are inherently uncertain and involve substantial judgment, including in relation to the levels and / or the time of receipt or the payment of awards, benefits, casualties, expenses, interest, investment results, retirement, mortality, morbidity and continuity. We are not able to precisely define the total amount that will be paid or the exact time for benefits, casualties and actual expenses payments, or whether the assets that cover our insurance policy liability, jointly with future awards, would be sufficient to pay all benefits and casualties. If we conclude that our reserves, together with future awards are considered insufficient to cover future casualties and benefits of insurance policies, we may be required to raise our reserves from our insurance activities and charges incurred in the income statement for the period that the ascertainment had been made, which could adversely affect our operating results and our financial situation.

The profitability of our insurance operations could be reduced if the mortality, morbidity and continuity rates diverge significantly from our pricing expectations.

The prices of several of our insurance products and income are based on expected patterns of casualties and payments by adopting assumptions regarding mortality, morbidity or probability of our policyholders’ illness. Besides   the potential effect of natural disasters or human cause, which may emerge gradually, over time, significant changes in mortality and morbidity indexes due to changes in the environment, health habits of the insured population, the illnesses cure standards or disabilities, among other factors. The pricing of our insurance products and deferred income is also partly based on the continuity of these products, which is related to the probability that the policy or contract remains in force from one period to another. The results may also vary according to differences between the deposits awards and cash payment drafts provided for these products. Significant deviations in actual experience regarding our pricing assumptions could have a negative effect on profitability of our insurance products. Although some of our insurance products enable us to raise awards or adjust other charges and credits during the term of the policy or contract, the adjustments permitted under the terms of the policies or contracts may not be sufficient to maintain profitability. Many of our insurance products do not allow us to raise awards or to adjust other charges and credits, and do not limit these adjustments during the term of the policy or the contract.

Our Controlling Shareholder has a great influence on our activities.

Santander Spain, our Controlling Shareholder, currently indirectly owns approximately 83.5% of our total capital. Because of its share equity, our Ccontrolling Sshareholder has power over us and over our subsidiaries, including the power to:

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- Elect the majority of the members to our Board of Directors, appoint our directors, to establish management policies and to carry out the overall control of our Company and its Subsidiaries;

- Commit to sell or otherwise transfer its controlling interest in our Company;

- Determine the outcome of all measures that depend on the shareholder´s approval, including transactions with related parties, rearrangements of members, acquisitions and disposals of assets and dividends.

The interests of Santander in Spain may diverge from our interests or from our other shareholders interests, and the ways to control adopted by Santander in Spain may limit the ability of our shareholders to have any influence in corporate matters. As a result, we may adopt actions that our shareholders may not consider beneficial.

Risks related to our Shares/Units and ADS

The cancellation of Units may have a significant negative effect on the market and the Units value.

The Unit holders may submit Units (total or partially) for cancellation in Brazil in return for object Shares of such Units. If a significant amount of Units is presented for cancellation in return for Shares, the liquidity and Unit´s price may be affected negatively.

The volatility and limited liquidity of the Brazilian securities markets may negatively affect the liquidity and market prices of our Shares/Units.

Although the Brazilian stock market is the largest one in Latin America in terms of capitalization, it is smaller and less liquid than the major securities markets in North America and in Europe. The BM&FBOVESPA (Commodities and Future Exchange / São Paulo Stock Exchange) is significantly less liquid than the NYSE or other major exchanges in the world. On December 31, 2009, the total market capitalization of the BM&FBOVESPA was approximately R$2,331 billion (US$ 1,337 billion), of which 49.8% were represented by the 10 largest companies in terms of volume subject to negotiation. In comparison, on December 31, 2009 the total market capitalization of NYSE was approximately US$11.8 trillion. Although all of the outstanding shares of a listed company may be subject to negotiation on the BM&FBOVESPA, less than half of the listed shares, in most cases, are actually available for trading to the public, the remainder being held by small groups of controllers, government entities or a single major shareholder. The relative volatility and low liquidity of the Brazilian securities markets may substantially limit the ability of the investor to sell the Shares/Units or ADSs issued by our company at the moment and the price they may want, which may have a negative impact (as consequence) on the market price for such securities.

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The actual or predicted future negotiation of a substantial number of Common Shares or Preferred Shares issued by our institution may reduce the ADSs market price.

The trade of a substantial number of Units or Shares in the future, or the expectation of such trade, could adversely affect the market price of our Shares/Units or ADSs. Santander Spain, our Ccontrolling Sshareholder, currently owns approximately 83.5% of our total capital. Due to our stock exchange listing on the Level 2 of BM&FBOVESPA, until October 7, 2012 (extendable under certain conditions until October 7, 2014) Santander Brazsil should have a percentage amount of shares outstanding in the market representing at least 25% of our total capital. If, in the future, the existing or future shareholders perform substantial trade of shares, the market price for the ADSs may collapse significantly. Therefore, ADSs holders may not be able to sell it at an equal or greater price than the price they paid.

The economic value of an investment may be diluted.

From time to time we may need additional resources and, where there is no public or private financing available or by decision taken by our shareholders, we may issue additional Units or Shares. Any additional resources obtained from such capital increase may dilute the investor participation in Santander Brazsil.

The cancellation of the stock exchange listing of our Shares/Units in Level 2 of BM&FBOVESPA, may adversely affect the price of our Shares/Units and ADSs.

The companies listed on Level 2 of the BM&FBOVESPA are required to have a percentage of shares outstanding in the market of, at least, 25% from the total shares issued. At present, our percentages of shares outstanding in the market are about 16.5% of our Shares. We have a grace period of three years starting from the date of listing for our shares in Level 2 of the BM&FBOVESPA, extendable for another two years upon submission of a detailed plan to obtain a minimum percentage of outstanding shares of 25% to be implemented for the BM&FBOVESPA within the extension period. If we do not achieve the minimum percentage of shares outstanding, we may be subject to fines and possibly may be excluded from the regular segment of BM&FBOVESPA. The Level 2 regulations are also subject to changes and we may not be able to fulfill them. Although this listing cancellation would result in the Ccontrolling Sshareholder obligation to make a mandatory offer to repurchase the Shares from the minority shareholders, the listing cancellation may also result in a drop in the price of our Shares, Units and ADSs.

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Our Units and ADSs holders may not receive dividends or interest on shareholders’ equity.

According to our bylaws, we must generally pay our shareholders a mandatory minimum dividend of 25% from our annual net income as dividends or interest on shareholders’ equity, calculated and adjusted by the method of Brazilian corporate law, which could be monetarily different from our net income determined in accordance to IFRS (International Financial Reporting Standards). Adjusted net income may be capitalized and used to absorb losses or be retained for other purposes in accordance to the Brazilian corporate law´s permission, and may not be available for payment as dividends or interest on shareholders’ equity. In addition, the corporate law allows a public company like ours, to suspend the mandatory distribution of dividends in the accounting reference period in which case our Board of Directors may inform our shareholders that such distribution would be incompatible with our financial condition or cash availability.

The Brazilian judgments decisions regarding our Shares/Units shall be payable only in Brazilian real currency.

If lawsuits are brought before the Brazilian courts of law to perform obligations relating to our Shares/Units or ADSs we will not be required to acquit our obligations in another currency different than the Brazilian real. According to restrictions imposed by Brazil’s exchange control and Brazilian law, the obligation of payments, in Brazil, of assets in currencies other than the Brazilian real may only be accepted in accordance to the national currency exchange rate determined by the Central Bank or established by the Court, in effect on the date of the sentence, and then these values are adjusted in such way to reflect the fluctuations in the exchange rate until the date of the actual payment. The exchange rate in effect may not allow non-Brazilian investors to have full satisfaction of any subsequent claims arising from or related to our obligations related to the Shares/Units or ADSs.

4.3. Describe the legal, administrative or arbitration proceedings to which issuer or its subsidiaries are party and indicate the labor, tax, civil lawsuits and others: (i) which are not subject to secrecy, and (ii) that are relevant for the business of issuer and its subsidiaries, naming:

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a. Court

b. Level

c. Filing Date

d. Parties to the lawsuit

e. Amounts, goods or rights involved

f. Main facts

g. If the risk of loss is:

     i. probable

     ii. possible

     iii. remote

h. Analysis of the impact caused by the lawsuit in case of loss

i. provisioned amount, if any

We are party to lawsuits and administrative proceedings regarding several administrative, regulatory and legal matters resulting from the normal course of our business. The main categories of lawsuits and administrative proceedings to which we are subject include:

-  administrative and legal actions relating to taxes;

- compensation actions for damages relating to consumer rights, especially in relation to credit cards, banking accounts, collections and loans;

- actions involving the dispute of contractual clauses of existing agreements;

- class actions involving agreements and settlement of debts of the Public Sector;

- actions brought by employees, former employees and unions relating to alleged labor rights violations; and

- civil actions, including from depositors, relating to the alleged effects of the implementation of various government economic plans (seeking differences for monetary adjustments on remuneration of several deposits, such as saving accounts and judicial deposits),  to consumer law (i.e., breach of contract and foreign currency indexation, including administrative proceedings) and to the privatization of Banespa;

On December 31, 2009, Santander was party to 277,489 lawsuits, of which 9,308 were tax-related administrative and legal proceedings, 44,722 were labor claims and 223,459 were civil actions.

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On December 31, 2009, Santander was party to 986 administrative labor proceedings, of which 9,308 were tax-related administrative and legal proceedings and 2,099 were regulatory administrative proceedings.

We do not record provisions when the chances of loss are remote. Whenever there is a probable risk of loss we generally seek to make settlements. In cases of litigation, we record a provision for our estimate of the probable loss based on historical data for similar claims. We record provisions (i) based on the analysis and legal opinion of internal and external legal advisors or (ii) by considering the historical average amount of loss of such category of lawsuits. Due to the established provisions and the legal opinions provided, we believe that any liabilities related to these lawsuits or proceedings will not have a material adverse effect on our financial condition or results of operations. As of December 31, 2009, our probable and possible contingent liabilities (tax, labor and civil) totaled approximately R$ 17,667.0 million, of which our contingent legal liabilities with probable risk of loss and legal obligations amounted to R$11,166.3 million.

We considered as relevant for the purposes of this form, the administrative actions/proceedings with contintencies over R$ 1 billion Reais, , representing 1.5% of the net equity of Santander Brasil, with possible or probable evaluation of risk.

  Tax Contingencies

We are party to administrative and judicial proceedings relating to tax matters. On December 31, 2009, the total value of proceedings relating to tax matters and legal obligations classified as probable and possible losses was approximately R$ 11,187.3 milliion. Of this total, were provisioned the probable tax contingencies and legal obligations in the amount of approximately R$ 6,434.3 million, according to our policies. Our policy is not to provision for probability of loss possible and remote. In November 2009, we and our controlled entities entered the installment and cash payment program of tax and social security debts established by Law no. 11.941/09. Overall, this program allows the taxpayer to pay all tax debts administered by the Internal Revenue Service of Brazil and the Attorney General of the National Treasury and taxes due until November 30, 2008 (whether constituted or not, entered in the record of federal taxes due or not, as well as debts to be enforced in a tax credit enforcement already in progress), in a lump sum or in several installment up to 180 months. The main actions included in this program are:

i.             deduction of social contribution on net income tax from income tax, in which the entities defended the deduction of social contribution in the calculation of Income Tax;

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ii.            Income tax concurrency, in which ABN Leasing intended to reconcile the purpose of Income Tax the depreciation expense in the same period of recognition of revenue from leasing consideration; and

iii.          CSSL - Isonomy of rates at which financial institutions of the conglomerate wanted to oust the application of increased social contribution rate (18% and 30%) compared to non-financial companies (8% and 10%). For the latter case, adherence to procedures was partial, for reasons inherent in the proceedings.

We and our subsidiaries also entered the installment payment plan of tax and social security debts, which may be settled at a later date after the formal consolidation of debts, to be held by the Internal Revenue Service of Brazil, under the rules of the program. Thus, no accounting effect was recognized in the case of this kind of installment plan since it was not possible to identify and quantify the proceedings to be included in the program and its accounting effects.

The main legal and administrative proceedings related to tax and social security obligations that remain after the implementation of Law no. 11.941/09 are:

PIS/COFINS. We filed judicial measures in order to avoid the application of Art. 3, § 1, of Law No. 9718/98, which changed the calculation basis of PIS and COFINS to be charged on all the income of corporations. Prior to that law, already rejected in several recent decisions of the Supreme Court in relation to non-financial corporations, only the sales of goods of legal entities were taxed.

Social Contribution:

                •              Isonomy of rates. We filed actions challenging the application of increased CSLL rate of 18.0% for financial institutions applicable until 1998, compared with CSLL rate of 8.0% for non-financial institutions based on constitutional principle of isonomic tax treatment.

                •              Tax rate increase. We filed for an injunction order to avoid the increase in social contribution rate increase imposed by the Provisional Measure 413/08, converted into Law No. 11.727/08. Financial institutions were subject to the rate of 9% for social contribution, however, new legislation established a rate of 15% from April 2008. The lawsuits are still pending trial.

                •              Allegation of the Revenue Service. We questioned the tax assessment of IRS alleging irregularities in certain social contribution payments, given that a final judgment was rendered in our favor canceling the payment of social contribution in accordance with Law no. 7.689/88 and Law No. 7.787/89. Two of our subsidiaries are involved in different actions related to this matter; and

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                •              Noncompliance of the Amnesty Law. The Federal Government has demanded payment of social contribution of certain entities, including us, alleging that those entities would not have met the prerequisites established in the amnesty law No. 9.779/99. The administrative and judicial proceedings are awaiting trial.

Provision for doubtful accounts. Collection of income tax and social security on the Provision for Doubtful Accounts resulting from the deduction, considered inappropriate by the Treasury, in the calendar year 1995 on the grounds that the existing tax criteria were not observed.

CPMF in Customer Transactions. In May 2003, the IRS drew up an assessment notice against Santander DTVM and another assessment notice against our predecessor, Banco Santander Brasil S.A. The subject matter of the case was the recovery of tax credit on the CPMF tax on transactions made by Santander DTVM managing the funds of their clients and clearing services provided by Santander Brasil to Santander DTVM, according to an agreement between the two companies during the years 2000 and 2001 and the first two months of 2002. We believe that the tax treatment adopted was appropriate. The former Taxpayers Council, current Administrative Council of Tax Appeals (CARF), annulled the assessment notice of DTVM Santander and upheld the one of Santander Brasil. A special appeal was filed in the Superior Chamber of Tax Appeals.

Income Tax and Social Contribution on Reimbursements Deriving from Contractual Guarantees. In December 2007, the IRS drew up an assessment notice against us. The purpose of the assessment is the collection of tax credit on income tax and social contribution, base year 2002, on amounts compensated by our former parent, due to payments made by us, but which belonged to that company, whose management actions gave rise the obligation then paid off. The tax authority considered that the amount deposited in our favor corresponds to "taxable income" and not refunds. Administrative Challenge was filed and lower court decision was unfavorable. Trial of voluntary appeal is awaited at the the Taxpayers Council.

Taxes on services for financial institutions. Some municipalities require the payment of Tax on Services (ISS) on revenues arising from transactions that are not usually classified as services. In such cases, we file administrative and judicial measures against the payment of the ISS.

Contribution to social security. We are involved in administrative and judicial proceedings that relate to discussions of the various companies of the conglomerate in judicial and administrative proceedings aimed at the collection of social security contributions and education salary on funds that we believe do compose wages.

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The relevant tax proceedings are the following:

(Amounts in R$ millions)

EMPLOYEE PROFIT PARTICIPATION PROGRAM (PIS)/CONTRIBUTION FOR SOCIAL SECURITY FINANCING (COFINS)

Case No.	MS 2005.71.00.019507-0
a) Court	2nd Federal Court of Porto Alegre
b) Level	3rd level – Federal Supreme Court
c) Filing Date	June 8, 2005
d) Parties to the lawsuit	Banco Santander Meridional (Currently Santander Brasil) v. Federal Government
e) amounts, goods or rights involved	R$1,602.6
f) main facts

PIS/ COFINS - Law 9718/98 – We filed a legal action seeking to invalidate article 3, paragraph 1 of Law 9718/1998 which changed the tax basis for PIS and COFINS taxes, for them to levy on all revenues of legal entities, and to be reimbursed of the amounts paid in excess up to August 2006. Prior to such provision, which has been overruled by innumerous recent Federal Supreme Court decisions for nonfinancial institutions, PIS and COFINS were levied only on revenues from services and sale of goods.

Status: Judgment for Defendant. The decision of the Appellate Court granted the Appeal. The Appeal to the Federal Supreme Court by the Federal Government is pending judgment.

g) Risk of loss	Possible
h) impact in case of loss	R$1,602.6
i) provisioned amount	R$1,602.6

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Case No.	MS 2006.61.00.021780-6
a) Court	25th Federal Court of São Paulo
b) Level	Appellate– Regional Federal Appellate Court of the 3rd Region
c) Filing Date	October 3, 2006
d) Parties to the lawsuit	Banco Real X Federal Government
e) amounts, goods or rights involved	R$1,497.7
f) main facts

PIS/ COFINS - Law 9718/98 – We filed a legal action seeking to invalidate the provision of article 3, paragraph 1 of Law 9718/98 which changed the tax basis for PIS and COFINS taxes for them to levy on all revenues of legal entities. Prior to such provision, which has been overruled by innumerous recent Federal Supreme Court decisions for nonfinancial institutions, PIS and COFINS were levied only on revenues from services and sale of goods.

Status: Judgment for Plaintiff. The decision of the Appellate Court determined PIS and COFINS to be levied on revenues resulting from the main business. The Special Appeal and Appeal to the Federal Supreme Court are pending admissibility.

g) Risk of loss	Possible
h) impact in case of loss	R$1,497.7
i) provisioned amount	R$1,497.7

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CPMF

Case No.	16327.001945/2003-57 (Santander DTVM) and 16327.002009/2003-63 (Santander Brasil)
a) Court	Administrative
b) Level	Administrative Coucil of Tax Appeals - CARF
c) Filing Date	May 19, 2003 (Santander DTVM) and May 29, 2003 (Santander Brasil)
d) Parties to the Lawsuit	Federal Government v. Santander Brasil and Santander DTVM
e) Amounts, assets or rights involved	R$ 1,029.9
f) Main facts

CPMF. In may 2003, the Internal Revenue Service issued a tax assessment notice against Santander DTVM and another against the predecessorm Banco Santander Brasil S.A. The subject matter of the assessments was the collection of tax credit relating to CPMF on transactions made by Santander DTVM in the management of resources of its customers and clearance services provided by Santander Brasil to Santander DTVM during the years 2000 and 2001 and the two first months of 2002. We deemed the tax treatment adopted as adequate.

Status: The tax appeals chamberm voided the Assessment Notice and Imposition of Fine against Santander DTVM. Special Appeal was filed by the Federal Government.

The Tax Assessment Notice and Imposition of Fine of Banco Santander Brasil S.A. was upheld. Awaiting the judgment of the Interlocutory appeal against a court order that denied the special appeal.

g) Risk of loss	Possible (good chances of success)
h) Impact in case of loss	R$ 3.7 (provision for attorney’s fees due in case of success)
i) Provisioned amount	R$ 3.7 (provision for attorney’s fees due in case of success)

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2. Labor Liabilities

Like many other Brazilian financial institutions we are party to lawsuits filed by unions or to labor claims filed by employees that, in general, claim for compensation for overtime, salary loss and other labor rights, including lawsuits referring to claims of retirees of retirement benefits. We believe that we have made adequate reserves related to such potential liabilities. In addition, we are also defendants to labor claims filed by employees of third parties who provided or still provide services for us. The Brazilian Courts understand that whenever a third party providing services fails to pay its employees, the employee is entitled to demand payment directly from the company provided with those services. On December 31, 2009, our liabilities relating to possible and probable labor claims reached R$ 4,400.1 million and we provisioned R$ 3,094.6 million for labor claims corresponding to probable losses. There are no relevant tax proceedings in accordance with the criterion adopted.

2.        Civil Actions

We are party to civil actions for damages and other civil proceedings. Such disputes normally fall under the following typical categories for Brazilian banks: (1) actions claiming for the review of contractual terms and conditions or claims for monetary adjustment, including alleged effects of the implementations of several economic plans of the government, (2) actions arising out of financing agreements, (3) execution actions; and (4) actions for damages. On December 31, 2009, our liabilities relating to probable and possible civil actions reached R$ 2,079.6 million, of which we had provisioned R$ 1,637.4 million for estimates of probable losses, also including the disputes described below. The provision for civil actions deemed to be common and similar in nature, are registered based on previous payments and on the analysis of favorable outcomes of the legal advisor. Provisions for other lawsuits are individually determined according to the analysis of each case.

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From September 2009 to December 2009, we entered into some obligatory and final settlements regarding the shares claimed by the minority shareholders of the former Banco Noroeste, arising out of the purchase of such bank in 1998 and the subsequent merger in 1999, in which we paid R$93.8 million (plus R$11.0 million of attorney’s fees) to plaintiffs. One of our Controlling Shareholders purchased the remaining shares held by plaintiffs in exchange for release from all such claims. These settlement agreements were ratified and the actions were dismissed. There are not relevant civil actions in accordance with the criteria adopted.

4.4. Describe the legal, administrative or arbitration proceedings which are not subject to secrecy, and to which issuer or its subsidiaries are party and the counterpart of which are managers or former managers, controlling companies or former controlling companies or investors of issuer and its subsidiaries, indicating:

a. Court

b. Level

c. Filing Date

d. Parties to the lawsuit

e. Amounts, goods or rights involved

f. Main facts

g. If the risk of loss is:

     i. probable

     ii. possible

     iii. remote

h. Analysis of the impact caused by the lawsuit in case of loss

i. provisioned amount, if any

Santander Brasil is not a party to any legal, administrative or arbitration proceedings, the adverse parties of which are managers or former managers, controlling companies or former controlling companies or investors Santander Brasil.

4.5. Regarding the relevant secret proceedings to which issuer and its subsidiaries are party and which had not been disclosed in items 4.3 and 4.4 above, please show an analysis of the impact caused by a lawsuit in case of loss and inform the amounts involved

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Not applicable, since Santander Brasil is not a party to relevant secret proceedings.

4.6.  Describe the repetitive or related legal, administrative or arbitration proceedings based on similar fact and legal grounds, which are not subject to secrecy and are relevant in the aggregate, and to which issuer and its subsidiaries are party, designating the labor, tax, civil actions and others, and indicating:

a. the amounts involved

b. provisioned amount, if any

c. the acts of issuer or its subsidiary which caused such liability

Like many other Brazilian financial institutions we are party to lawsuits filed by unions or to labor claims filed by employees that, in general, claim for compensation for overtime, salary loss and other labor rights, including lawsuits referring to claims of retirees of retirement benefits. We believe to have already paid or provisioned amounts for all potential liabilities. On December 31, 2009, we had provisioned R$ 3,094.6 million for labor claims corresponding to probable losses. We are party to civil actions for damages and other civil proceedings. Such disputes normally fall under the following typical categories for Brazilian banks: (i) actions claiming for the review of contractual terms and conditions or claims for monetary adjustment, (ii) actions arising out of financing agreements, (iii) execution actions; and (iv) actions for damages. On December 31, 2009, we had provisioned R$ 1,637.4 million for estimates of probable losses, also including the disputes described below. The provision for civil actions deemed to be common and similar in nature, are registered based on previous payments and on the analysis of favorable outcomes of the legal advisor. Provisions for other lawsuits are individually determined according to the analysis of each case.

Just like most of the Brazilian financial institutions, we are part to lawsuits filed against Santander Brasil by savers, investors and depositors claiming the collection of inflation-adjustment losses resulting from the government economic plans created at late 1980’s and early 1990’s, for the purpose of restraining inflation existing in the period (Bresser, Summer, Collor I and II Plans). The actions are filed for the purpose of being paid of the difference of the index paid by Banks on savings accounts, deposit accounts or in other investments (such as Bank Deposit Certificates – CDB), in compliance with the provisions guiding those plans, and the indexes the plaintiffs understand to be correct.

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In general, court judgments have ruled against the banks, holding them liable for the payment of the differences relating to the Bresser, Summer and Collor II Plans. Regarding the Collor I Plan, the banks are deemed as lawful parties, being held liable for the differences on the remaining balance of the amounts transferred to the Central Bank, and only held liable for the differences relating to the amounts not transferred and held with the financial institution in the months of May and June of 1990 (amounts under Cr$50,000.00). However, such understanding is not final, being subject to changes, especially regarding decisions that may be rendered by the Federal Supreme Court in Appeals to the Federal Supreme Court pending judgment or in the Action of Violation of Fundamental Rules No. 165, filed by the National Confederation of the Financial System – CONSIF, which is also pending judgment.

On December 31, 2009, the number of active actions relating to economic plans was 85,112, with liabilities estimated in R$872.9 million, of which R$593.9 million were provisioned.

In addition, we are from time to time subject to certain claims and parties to certain legal proceedings incidental to the normal course of our business, including in connection with our lending activities, relationships with our employees and other commercial or tax matters. In view of the inherent difficulty of predicting the outcome of legal matters, particularly where the claimants seek very large or indeterminate amounts, or where the cases present novel legal theories, involve a large number of parties or are in early stages of discovery, we cannot state with confidence what any outcome of these pending matters will be, what the timing of the ultimate resolution of these matters will be or what the eventual loss, fines or penalties related to each pending matter may be. We believe that we have made adequate reserves for these various claims and legal proceedings and believe that liabilities related to such claims and proceedings should not have, in the aggregate, a material adverse effect on our business, financial condition, or results of operations. However, in light of the uncertainties involved in such claims and proceedings, there is no assurance that the ultimate resolution of these matters will not significantly exceed the reserves currently accrued by us; as a result, the outcome of a particular matter may be material to our operating results for a particular period, depending upon, among other factors, the size of the loss or liability imposed and our level of income for that period.

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4.7. Describe other relevant liabilities not comprised by the previous items

In December 2008, the Federal Revenue Service issued an infraction notice against usin the total amount of R$3,9 billion with respect to debts of IRPJ and CSL related to 2002 and 2004. The tax authorities assert that Santander Brasil did not meet the legal requirements for deducting amortization of the goodwill arising from the acquisition of Banespa. We have filed an appeal to the Administrative Counsel of Tax Appeals (Conselho Administrativo de Recursos Fiscais) and a ruling is expected within approximately one year. We believe, in accordance with the advice of our external legal counsel, that the Federal Revenue Service's position is incorrect, that the grounds to contest this claim are well-founded, and that the risk of loss is remote. Accordingly, we have not recorded any provisions for this matter since this issue should not have an impact on our financial statements.

4.8. Regarding the rules of the country of origin of the foreign issuer and the rules of the country having custody of the securities of the foreign issuer, if different from the country of origin, please identify:

a. restrictions imposed for exercising political and economic rights

b. restriction for issuing and transferring securities

c. events of cancelling of registrations

d. other matters of interest to the investors

Not applicable, since Santander Brasil is not a foreign issuer.

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5. Market risks

5.1. Describe, quantity and quality wise, the main market risks to which the issuer is  exposed, including exchange risks and exchange rates

General Aspects

We are exposed to market risks resulting especially from the following activities:

- Negotiation of financial instruments which involves interest rates, exchange, share prices and volatility risks.

- Activities of retail bank which involve interest rates, once the alterations of the interest rates affect the interest incomes and expenses and the client’s behavior.

- Investments in assets (including subsidiaries) whose returns or accounts are held in other currencies than Real, which involve exchange rate risks.

- Investments in subsidiaries and other companies which subject us to share prices risks.

- All activities, negotiable or not, that involve liquidity risks.

Primary market risks and their origins

The market risks to which we are exposed are the interest rate, the exchange rate, the share price, the volatility and the liquidity risks. We are exposed to interest rate risks whenever there is a discrepancy between assets and liabilities sensitive to interest rates, except for the hedge which we may eventually have done using interest rate swaps or other instruments not declared in the balance. The interest rates risk has its origin in our activities held for negotiation as well as in the other activities.

We are exposed to interest rate risks whenever there is a discrepancy between assets and liabilities sensitive to interest rates, except for the hedge which we may have done using interest rate swaps or other derivative instruments not declared in the balance. The interest rate risk has its origin in our activities held for negotiation as well as in the other activities.

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We are exposed to exchange rate risks due to discrepancies between assets and liabilities and items not declared in the balance held in different currencies, in view of negotiations as well as in the normal course of business. We hold opened exchange positions, not for negotiation, in view of our investments in foreign subsidiaries (such as our Cayman branch) and affiliates and their cost. Our principal exchange exposure not held for negotiation is the Dollar which, as determined by our policies, is object of hedge in Reals, within the defined limits.

We are exposed to share price risks due to our investments in shares, held for negotiation or not.

We are also exposed to liquidity risks. The market’s depth is the main factor of our portfolio for negotiation, while our policy is to negotiate the more liquid assets. Our liquidity risk also has its origin in activities not held for negotiation, in view of the discrepancy between the expiring dates of the assets and of the liabilities, especially in the retail bank activity.

5.2 Describe the market’s management policy adopted by the issuer, its objectives, strategies and instruments, indicating:

a. risks for which protection is sought

The market risks to which we are exposed are the interest rate, the exchange rate, the share price, the volatility and the liquidity risks.

b. equity protection strategy (hedge)

We use derivatives in activities held for negotiation as well as not held for negotiation. The derivatives held for negotiation are used to eliminate, reduce or modify the portfolios’ risk held for negotiation (interest rate, exchange rate and share prices risks) and for rendering of financial services to the customers. Our main counterparts (besides the customers) in these activities are financial institutions and BM&FBOVESPA.

We also use derivatives in activities not held for negotiation for exchange risk management resulting from the assets and liabilities management activities. In the activities not held for negotiation we use non-optional derivatives for interest and exchange rates.

c. Instruments used for equity protection (hedge)

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Among our main derivative instruments there are the swaps of interest rates, futures of interest rates, futures of exchange contracts, future of exchange, exchange options, cross currency swaps, future of shares index and shares options.

We generally hedge the interest rate risk originating from the market formation, buying or selling high liquidity capital securities such as public securities or future contracts listed in organized markets, such as BM&FBOVESPA, the London Metals Exchange, the Euronext Liffe, the NYSE and the Chicago Board of Trade.

We administer the exchange rate risk through cash transactions in the global exchange interbank market as well as through future exchange contracts, cross currency swaps, exchange future at BM&FBOVESPA and exchange options.

We hedge the share price risk buying and selling the specific underlying shares in organized markets in which they are negotiated or future contracts of specific shares listed in organized markets, such as BM&FBOVESPA.

We hedge the volatility risk resulting from the market formation in options and products related to options, buying and selling option contracts listed in organized markets, such as BM&FBOVESPA or contracting reversal transactions of the risk in the interbank over-the-counter market. We use the Value at Risk or VaR model to measure our market risk related to the totality of our activities held for negotiation.

We do not have credit derivatives in Brazil as there is no market for these derivatives in the Country.

d. parameters used for the management of these risks

The market’s risk is disciplined and controlled by certain policies defined in our market and liquidity risk management policies manual (described further on), and of structures that define specific limits for our exposure to market risks which are based on global limits defined for all of the Group Santander Spain.

The market and liquidity risk management policies manual is a collection of policies describing the control structure adopted by the Group Santander Brasil for identification, measuring and management of the market risk exposures inherent to our activities in financial markets.

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The main objective of the Manual is to determine the risk level that our Administrative Council considers acceptable and to describe and report all risk policies and controls adopted by our Administrative Council.

Market Risk Management Procedures

All functions performed by the risk management are documented and disciplined by several procedures including the measuring, control and report functions. Observance of these internal norms is audited by internal and external auditors in order to guarantee the fulfillment of our market risks policies.

Structure of Market Risk Limits

The structure of market risk limits represents the disposition at risk of the Administrative Council and is determined by our global policies for market risk management which include all of our business units and serves to:

- Identify and define the main types of risks incurred in a consistent way with our business strategy.

- Quantify and report to our business segments the adequate risk levels and profiles according to the risk assessment by our senior administration in order to avoid that our business segments takes on undesirable risks.

- Provide flexibility to our business segments in the opportune and efficient definition of risk positions sensitive to changes in the market and to our business strategies, always within acceptable risk levels for the Group Santander Brasil.

- Allow people and teams that originate new business to prudently assume risks in order to favor the obtained budgeted results.

- Define investment alternatives limiting the reduction of the assets.

- Define the range of products and the underlying assets in which every treasury unit may operate, taking into account our risk assessment models and systems and our liquidity tools. This helps to restrict the market risk in the business administration and in the defined risk strategy.

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The market risk management global policies define our structure of risk limits while the risk committee reviews and approves these policies. The administrators of the business unit manage their activities within these limits. The structure of risk limit includes our portfolio held for negotiation as well as our portfolio not held for negotiation and includes limits to instruments of fixed income, shares, exchange and other derivative instruments.

The limits considered global are related to the level of the business units. Until now the restrictions of the system do not permit the intra-day limits. Our business units must continuously observe the approved limits. The possible excesses demand a series of measures executed by the global unit of market risk functions, among which: (1) implementing risk reduction suggestions and controls due to the rupture of “alarming” limits; and (2) adopting executive measures demanding that the risk takers close positions to reduce the risk levels.

Statistic Tools to Calculate and Manage the Market Risk

VaR Model. We use several local mathematic and statistic models among which the VaR models, historical simulations and stress tests to measure, supervise, report and manage the market risk. These values, ascertained at local level, are useful also in global activities, such as assessments of the return on the capital adjusted to the risk, or (RORAC), and in the allocation of economic capital for various activities, for the purposes of assessing the return on the capital adjusted to their risk.

The VaR, the way we calculate it, is an estimate of the expected maximum loss of the market value of a determined portfolio, during the period of one day, with a trusting interval of 99%. It is an estimate of maximum loss in one day which we would suffer in a determined portfolio during 99% of the time, observed certain premises and limitations discussed further on. On the other hand, it is an estimate of loss which we would hope to clear during just 1% of the time or approximately three days per year. The VaR provides a market risk estimate that is unique and comparable between one market risk and another.

Our standard methodology is based on the historical simulation (520 days). To reflect the market’s recent volatility in the model, our value of VaR is the maximum between the percentile of 1% and the 1% weighed percentile of the simulated profit and loss distribution. This loss distribution is calculated by applying an exponential decline factor which allocates a lower weight to the observations in accordance to their distance in time.

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We use these VaR estimates to alert the senior administration whenever the statistically estimated losses in our portfolios exceed the prudent levels. The limits to the VaR are used to control the exposure in each of our portfolios.

Premises and limitations. Our VaR methodology must be interpreted according to the following limitations: (1) the time period of one day may not integrally reflect the market risk of the positions which cannot be liquidated or protected by hedge within one day; and (2) we are presently calculating the VaR at the closing of businesses and the positions held for negotiation may change substantially during the negotiation day.

Background analysis and calibration measures. Due to these limitations of the VaR methodology, besides the historical simulation, we use stress tests to analyze the impact of extreme market fluctuations and adopt policies and procedures in order to protect our capital and our operational results against these contingencies. To calibrate our VaR model we use the back testing which is a comparative analysis between the VaR estimates and the net daily result (theoretical result generated by adopting the premise of the portfolio’s market daily variation and considering only the fluctuation of the market variables). The purpose of these tests is to verify and measure the precision of the models used to calculate the VaR.

Balance Management

Interest rate risk. We analyze the sensitivity of the net interest margin and of the shares market value to alterations of the interest rates. This sensitivity results from discrepancies between the expiration dates and the interest rates in the various accounts of the assets and liabilities. In the case of products without expressed contractual expiration dates, certain repricing or internal models hypotheses are used based on the economic environment (financial and commercial).

Based on the positioning of the interest rates accounted in the balance, as well as in the situation and in the market perspective, we define measures to adjust the positioning to levels compatible with the Group Santander Brasil policies. These measures vary between the positioning in markets and the definition of the characteristics of the interest rate of commercial products. The measures used to control the interest rate risk are the analysis of the difference between the interest rate, the sensitivity of the net interest margin, the sensitivity of the equity market value, the VaR of the Balance and the analysis of the background.

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Discrepancy between the interest rates of the assets and liabilities. Analysis of the discrepancy between interest rates refers to discrepancies between the alterations of the items value of the assets, of the liabilities and not declared in the balance. The analysis of the discrepancy provides a basic representation of the balance structure and allows detection of the interest rate risk according to the concentration of the expiration dates. It is also a useful tool to estimate the impact of future fluctuations of the interest rates on the net interest margin or on the equity.

All of the balance items or those not declared in the balance must be subdivided according to their flows and analyzed in terms of repricing and expiration. In the case of the items without contractual expiration date, we adopt an internal model of analysis and calculate estimates of their term and sensitivity.

Sensitivity of the net interest margin. The sensitivity of the net interest margin measures the alteration, at short and medium terms, of the expected gains during a period of 12 months in response to a change in the efficiency curve. A simulation of the net interest margin is calculated for a background of change in the efficiency curve as well as for the current background and the sensitivity consists of the difference between the two calculated margins.

Market value of the equity sensitivity. The net equity sensitivity measures the interest risk implicit on the net equity during all the operation time, based on the effect of an alteration of the interest rates on the current values of the financial assets and liabilities. This is an additional measure of the net interest margin sensitivity.

Value at Risk. The VaR of the activities accounted in the balance and of the investment portfolios is calculated by the same standard adopted for simulation of the activities held for negotiation, i.e., a historical simulation with a trusted interval of 99% and a time period of one day.

Background analysis of stress tests. We apply three backgrounds for the performance of the interest rates: six standard upward deviations, six standard downward deviations of the risk factors and an abrupt background in which the risk factors are increased by 50% above and below the current levels. These backgrounds are applied on the balance obtaining the impact on the net equity as well as the projections of the net earnings of interests for the year.

Liquidity Risk. The risk of liquidity is related to our capacity of financing our agreements to reasonable market prices, as well as executing our business plans with stable financing sources. We constantly monitor the maximum variance profiles. The measures taken to control liquidity are: liquidity mismatch, working capital ratio, stress scenarios and disaster plans.

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Liquidity Mismatch. It provides information on cash inflow and outflow both contracted and foreseen, for a specific time period, for each one of the currencies in which we operate. Mismatch measures either the liquid demand or excess of resources on a specific date, and reflects the level of liquidity kept under normal market conditions.

Working Capital Ratio. The working capital ratio compares available liquid assets for sale (after pertaining discounts and adjustments are applied) with the total liabilities to be settled, including contingencies. That ratio shows the company’s level of immediate response to firm agreements.

The lack of liquidity accrued is defined as the divergence accrued in 30 days, obtained from the modified mismatch and liquidity. The modified contract liquidity mismatch is calculated based on the contract liquidity mismatch and the position of the assets or liquid repurchase commitments in the moment of settlement, not in the moment of maturity.

Scenarios / Disaster Plan Analysis. Our liquidity management focuses on preventing crises. Liquidity crises and their immediate causes cannot always be foreseen. Thus, our disaster plan is focused on providing patterns for possible crises, analyzing several scenarios, and identifying types of crises, internal and external communications, and individual liabilities.

The disaster plan covers the activities of local units and the head office of Santander in Spain. Each one of the local units must create a disaster funding plan, indicating the value that it would potentially need from Santander Spain head office in case of crisis. Each one of the units must inform its plan to the head office of Santander Spain at least once each six months, so it can be reviewed and updated. However, these plans should be updated with higher frequency, in case that measure is considered to be cautious due to market circumstances.

e. if the drawer operates financial instruments with several equity hedge objectives, and which are these objectives

As described above, besides the use of derivatives kept for negotiation in order to eliminate, reduce, or modify the risk of the portfolios for negotiation (interest rate risk, exchange rate, and price of stocks) also being used to provide financial services to customers.

f. risk management control organizational structure

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Our management, by means of the Operating Risks Committee, is responsible for the definition of our policies, procedures, and limits regarding market risks, including businesses we should hire and keep. Together with local and global assets and liabilities committees, each market risk unit calculates and monitors our markets and liquidity risks, and presents the values accrued to the assets and liabilities committees in order to be used for the management of such risks.

g. adaptation of the operational structure and internal controls to verify the efficiency of the policies adopted

All functions performed by risk management are documented and disciplined by several procedures, including measurement, control, and report functions. Compliance to such internal regulations is audited by internal and external auditors, in order to assure our market risks policies are duly followed.

5.3 Report if, considering the last fiscal year, there were significant changes in the main market risks to which the drawer is exposed or in the policy of risk management adopted.

Regarding the last fiscal year, there were no significant changes in the main market risks to which the Santander Brasil is exposed. Considering the institutional credit risk management policy of the Company, and of the remaining financial institutions and the like authorized to operate by the Central Bank which are part of the Santander Group, on April 28, 2010, a new Policy regarding Resolution # 3,721, of 30.04.2009, of the CMN [National Monetary Council] was approved by the Board of Directors.

5.4. Provide other information the drawer deems relevant

Quantitative Analysis

Negotiation Activities

Quantitative Analysis of the daily VaR in 2009. The chart below shows our performance regarding risk related to actions taken to trade operations in financial markets in 2009, measured by the monthly VaR.

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During 2009, VaR has oscillated in a range between R$ 10 million and R$ 78 million. The variance shown in the chart above was due basically to changes in trading activities positions throughout the year.

As noted in the following histogram, the VaR varied between R$ 28 million and R$ 45 million in 51% of the days in 2009.

Risk Histogram – VaR (in Millions of Reais)

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14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
0.4%
7.3%
6.5%
6.1%
11.8%
11.0%
6.9%
9.3%
12.2%
7.3%
5.3%
4.5%
2.0%
2.8%
4.9%
1.6%
10.48
14.96
19.44
23.92
28.39
32.87
37.35
41.82
46.30
50.78
55.26
59.73
64.21
68.69
73.16
77.64

Risk by factor. The minimum, average, and maximum risk values, and the values in the 2009 year end, in terms of VaR, are as follows:

Minimum	Average	Maximum	Final
(in millions of R$)

Total kept for

negotiation

VaR Total	10.5	8.0	7.6	0.9
Diversification effect	(3.6)	(12.9)	(57.7)	(12.7)
Fixed income VaR	0.9	9.9	7.0	8.7
Stocks VaR	1.2	8.9	31.4	3.8
Exchange VaR	2.1	12.1	37.0	11.1

The average VaR for 2009 was of R$ 38 millions, a value lower than 2008, especially due to the decrease in market volatility. The average risk of the three main factors – income rates, stock prices, and exchange rates – was of R$ 29.9 millions, R$ 8.9 millions, and R$ 12.1 millions, respectively, with an average negative diversification effect of R$ 12.9 millions. The diagram below shows the evolution of the VaR of income rates, (IR), exchange rates (FX), and stock prices.

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Risk Statistics in 2009

Structured Derivatives Risk Management. Our structured derivatives activity (non-organized markets) is mainly focused in investment structuring, and in hedging products for customers. Such transactions include exchange options, stocks, currencies, fixed income instruments, and especially market acquisition activities.

Scenario Analysis. Several stress test scenarios have been analyzed during 2009. A maximum volatility scenario, with the application of six standard deviation patterns to several risk factors on December 31, 2009, has generated the results presented as follows.

Maximum Volatility Scenario

The following table shows the maximum daily losses on December 31, 2009 to each risk factor (fixed income, stocks, and currencies), in a scenario to which were applied shocks equivalent to six standard deviations from a regular distribution (increases in income rates, downturn in stock markets, dollar swings, and increase in volatility)

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Maximum Volatility Stress Test

Fixed Income Stocks	Exchange Rates	Volatility	Total

(In millions of R$)

Total kept for negotiation

9.9	(3.6)	(7.0)	(0.4)	(1.2)

The stress test shows that, if that scenario were established in the market, the economic damage suffered by the Group in the maturity outcome to the market would be of R$ 1.2 million.

Balance Management

Asset and Liability Management. We have actively managed market risks intrinsic to bookkeeping records, especially regarding retail bank activities. Management deals with structural risks of income rates, liquidity, and exchange rates.

The aim of financial management is to make the liquid interest income from our business activities more stable and recurrent, keeping appropriate levels of liquidity and solvency.

Financial management analyzes the risk of a structural interest rate derived from the maturity dates and review of assets and liabilities in each one of the currencies in which we operate. For each currency, the risk measured is the mismatch of the interest rate, the sensitivity of the net interest income, and the sensitivity of the economic value.

The global financial management area deals with structural risk in a centralized way, which allows for the use of homogeneous methodologies, adapted to each one of the local markets. In Euro-Dollar currencies, financial management deals directly with the risks of our Controlling Shareholder, and coordinates the management of the remaining units which operate in convertible currencies. There is a local team from Santander Brasil that manages balance sheet risks the same way, in coordination with the global financial management area. The assets and liabilities committees of each country, and, whenever required, the market committees from our Controlling Shareholder are responsible for the risk management decisions.

Quantitative Analysis of Interest Rate Risk in 2009

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Sensibilities

At the end of 2009, the sensibility of the liquid interest margin in one year to a parallel increase of 100 basis-points in the yield curve in local currency (Reais) was of R$ 201.8 million (the figure already incorporates the payment of the Subordinate Deposit Certificate).

Moreover, at the end of 2009, sensitivity of net equity to parallel increase of 100 basis-points was of R$ 1,093.8 million in local currency (Reais) and of R$ 34 million in foreign currency.

Structural Mismatch

The following table shows the gaps between the managerial pricing dates of our assets and liabilities, on December 31st 2009.

	Total	0 - 1 month	1 - 3 months	3 - 6 months	6 - 12 months	1 - 3 years	3 - 5 years	> 5 years	Not sensitive
	(in millions of R$)

Monetary Market	129,885	63,207	3,027	9,470	9,804	13,049	14,381	5,219	11,727
Loans	121,069	33,839	14,978	16,558	19,051	26,797	4,756	4,249	840
Continuing Assets	30,932	—	—	—	—	—	—	—	30,932
Other	84,062	34,628	—	—	—	—	—	—	49,434
Total Assets	365,947	131,674	18,005	26,027	28,856	39,847	19,137	9,468	92,933
Monetary Market	-95,718	-73,443	-3,095	-4,362	-2,058	-3,998	-2,502	-3,719	-2,540
Deposits	-113,132	-67,972	-2,878	-392	-25,548	-15,756	-386	-200	—
Stocks and Others	-157,097	-38,465	-1,287	-1,320	-1,081	-2,059	-97	—	-112,788
Total Liabilities	-365,947	-179,880	-7,260	-6,074	-28,687	-21,813	-2,986	-3,920	-115,328
Balance Sheet Mismatch	—	-48,206	10,745	19,953	169	18,034	16,152	5,548	-22,395
Undeclared Mismatches in Balance Sheet	—	6,145	-448	-5,417	-3,696	705	761	1,951	—
Total of Structural Mismatch	—	-42,061	10,297	14,536	-3,528	18,739	16,913	7,499	-22,395
Accrued Mismatch	—	-42,061	-31,764	-17,228	-20,755	-2,016	14,896	22,395	—

The interest rate risk of our balance sheets management portfolios, measured by the sensitivity of the market value and the net interest margin to a parallel variation of 100 basis-points, remained in stable levels until June 2009, when we started to adopt new asset acquisition strategies that generated variations in the structure of the balance sheet and, as a consequence, in sensitivities. From October 2009, indicators got stable again, however, with a higher risk level.

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The following table shows our net interest margin and the sensitivity of stocks during each month of 2009.

Interest Rate Risk Profile on December 31, 2009

The following mismatch tables show the managerial distribution of risk according to maturity date and currency in Brazil on December 31, 2009 (in millions of R$).

	Total	0 to 1 month	1 to 3 months	3 to 6 months	6 to 12 months	1 to 3 years	3 to 5 years	> 5 years	Not sensible
Local currency mismatch
Total Assets	315,137	100,112	16,065	21,511	25,789	37,105	17,658	6,042	90,854
Total Liabilities	-314,947	-144,505	-3,061	-4,697	-26,525	-19,039	-1,664	-956	-114,500
Mismatch not stated in the Balance Sheet	1,779	18,981	-1,470	-5,795	-5,114	-2,743	-1,287	-795	—
Mismatch	1,969	-25,412	11,533	11,020	-5,849	15,324	14,707	4,292	-23,646

	Total	0 to 1 month	1 to 3 months	3 to 6 months	6 to 12 months	1 to 3 years	3 to 5 years	> 5 years	Not sensible

Mismatch in foreign currency
Total Assets	50,811	31,563	1,940	4,516	3,066	2,742	1,479	3,425	2,079
Total Liabilities	-51,001	-35,375	-4,198	-1,377	-2,162	-2,774	-1,321	-2,964	-828
Mismatch not stated in the Balance Sheet	-1,779	-12,836	1,022	378	1,417	3,448	2,048	2,745	—
Mismatch	-1,969	-16,649	-1,236	3,516	2,322	3,415	2,205	3,207	1,251

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Market Risk: Analysis of Consolidated VaR

The following table shows our total daily VaR on December 31st 2008 and December 31st 2009, subdivided between the portfolio for negotiation and the structural portfolio (not kept for negotiation). VaR data regarding activities for negotiation and not for negotiation of Santander Brasil and Banco Real were joined, thus not considering the diversification effect.

	At December 31,
	2009				2008
	Minimum	Average	Maximum	End of the period
	(in millions of R$)
Trading activities	10.5	38	77.6	20.9	40.6
Balance Management	258.4	319.7	398.6	371.4	842.3
Diversification effect	‑	‑	‑	‑	6.3
Total	268.9	357.7	474.2	392.3	889.2

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Note: The VaR regarding the non-negotiation book was added to the VaR of negotiation, not considering the diversification effect.

The following table shows estimates of our daily VaR regarding interest rate risk, exchange rate risk, and share price risk.

Interest Rate Risk

	At December 31,
	2009				2008
	Minimum	Average	Maximum	End of the period
	(in millions of R$)
Interest rate risk
Trading activities	10.9	29.9	67	18.7	28
Balance Management	258.4	319.7	398.6	371.4	842.3
Diversification effect	‑	‑	‑	‑	6.7
Total	269.3	349.6	463.6	390.1	877

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Note: The VaR regarding the non-negotiation book was added to the VaR of negotiation, not considering the diversification effect.

Foreign Exchange Rate Risk

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	At December 31,
	2009				2008
	Minimum	Average	Maximum	End of the period
	(in millions of R$)
Foreign exchange rate risk
Trading activities	2.1	12.1	37.0	11.1	13.1
Balance Management	N.A.	N.A.	N.A.	N.A.	N.A.
Diversification effect	‑	‑	‑	‑	‑
Total	2.1	12.1	37.0	11.1	13.1

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Note: The VaR relating to the non-negotiation book was added to the negotiation VaR, without considering the diversification effect.

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Share Price Risk

	At December 31,
	2009				2008
	Minimum	Average	Maximum	End of the period
	(in millions of R$)
Share price risk
Trading activities	1.2	8.9	31.4	3.8	5.0
Balance Management	N.A.	N.A.	N.A.	N.A.	N.A.
Diversification effect	1.2	8.9	31.4	3.8	(5.0)

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Note: The VaR relating to the non-negotiation book was added to the negotiation VaR, without considering the diversification effect.

The table below shows the estimates of our daily VaR per activity.

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	At December 31,
	2009				2008
	Minimum	Average	Maximum	End of the period
	(in millions of R$)
Operations maintained for trading
Interest rate risk	10.9	29.9	67	18.7	28
Foreign exchange rate risk	2.1	12.1	37	11.1	13.1
Shares	1.2	8.9	31.4	3.8	5
Total	10.5	38	77.6	20.9	40.6
Interest rate not maintained for trading
Interest rate	258.4	319.9	396.6	371.4	842.3
Foreign exchange not maintained for trading
Foreign exchange rate	N.A.	N.A.	N.A.	N.A.	N.A.
Shares not maintained for trading
Shares	N.A.	N.A.	N.A.	N.A.	N.A.
Total	268.9	357.1	474.2	392.3	889.2
Interest rate	269.3	349.6	463.6	390.1	877.0
Foreign exchange rate	2.1	12.1	37	11.1	13.1
Shares	1.2	8.9	31.4	3.8	5.0

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Note: The VaR relating to the non-trading book was added to the trading VaR disregarding the diversification effect.

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6. Santander Brasil history and background information

6.1. As to the incorporation of Santander Brasil, provide the following data: a. incorporation date; b. form of incorporation (corporate type); c. country in which the company was incorporated

Santander Brasil was incorporated on August 9, 1985, under the name Banco Meridional do Brasil S.A., through merger of Banco Sul Brasileiro S.A. and Banco Sul Brasileiro S.A. Corretora de Valores Mobiliários e Câmbio, according to Law No. 7,315, of May 24, 1985, and Decree No. 91,513, of August 7, 1985.

Santander Brasil was organized as corporation with its head office in Brasil.

6.2. Term of duration, if definite

Santander Brasil has undetermined term of duration.

6.3 Brief history of Santander Brasil

Group Santander Brasil

Group Santander Spain expanded its presence throughout the world by means of acquisitions and by obtaining synergy from successful business integration processes. In 1957, Group Santander Spain entered the Brazilian market through an operational agreement with Banco Intercontinental do Brasil S.A. In the 90’s, Group Santander Spain sought to establish a strong presence in Latin America, particularly in Brazil. Group Santander Spain followed this strategy by means of both organic growth and acquisitions.  In 1997, Group Santander Spain acquired Banco Geral do Comércio S.A., a medium sized retail bank, which subsequently changed its name to Banco Santander Brasil S.A. In the following year, Group Santander Brasil acquired Banco Noroeste S.A., in order to strengthen even more its position as a retail bank in Brasil. In 1999, Banco Noroeste was taken over by Banco Santander Brasil. In January 2000, Group Santander Brasil acquired Banco Meridional S.A. (including the subsidiary Banco Bozano, Simonsen S.A.), a bank engaged in retail and wholesale activities, mostly in southeast Brazil.

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Since 1997, Group Santander Brasil has consistently demonstrated its ability to carry out significant acquisitions in Brazil, to integrate the acquired institutions with its existent businesses and to improve the operational performance of such institutions. This was the case, in particular, of the Banespa acquisition, held by the State of São Paulo, in November 2000. Through this acquisition, Group Santander Brasil came to be one of the largest financial groups in Brazil, with solid operations in retail and wholesale banking services, strategically positioned in the country’s south and southeast. After the acquisition, Group Santander Brasil implemented an update on Banespa’s information technology. One year after the acquisition, Banespa’s efficiency ratio had improved significantly.

Despite operating in Brazil through different entities, Santander Brasil centralizes its administrative functions since 2000. In 2006, Santander Brasil, through the approval of its shareholders and of the Central Bank, consolidated all its interests in one single corporation – Banco Santander Banespa S.A., which later had its corporate name altered to Banco Santander (Brasil) S.A., thus simplifying our corporate and tax structure, improving our operational efficiency and reducing administrative costs through the integration and updating of different IT platforms. In 2007, Group Santander Brasil implemented a unification program for its brand.

Acquisition of Banco Real S.A. by Group Santander Brasil

On May 28th, 2007, Santander Spain, along with The Royal Bank of Scotland Group plc, Fortis SA/NV and Fortis N.V., formalized the intention to make a public offer for the acquisition of ABN AMRO Holding N.V., the indirect controlling shareholder of Banco Real and other companies from the ABN AMRO group in Brazil, through the signing of a shareholders’ agreement and syndicate contract.

On June 29th, 2007, Santander Spain submitted to the Central Bank a previous approval request for the control transfer from Banco Real and other financial institutions authorized to operate by the Central Bank, constituent parts of the ABN AMRO group in Brazil.

On July 20th, 2007, Santander Spain, The Royal Bank of Scotland Group plc, Fortis SA/NV and Fortis N.V., made the acquisition offer for ordinary and convertible stocks, and for American Depositary Shares, issued and outstanding, representative of ABN AMRO Holding N.V.’s capital, subject to the implementation of certain preceding conditions.

On October 10th, 2007, through the fulfillment or waiver of the preceding conditions, the acquisition offer was declared unconditional by Santander Spain, The Royal Bank of Scotland Group plc, Fortis SA/NV and Fortis N.V. On October 17th, 2007, the offer’s first stage was settled, and these entities, through RFS Holdings B.V., acquired 84,17% of ABN AMRO Holding N.V.’s capital.

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On November 1st, 2007, after the offer’s subsequent period, RFS Holdings B.V. (company controlled by the entities which formalized the offer), came to hold 96,95% of ABN AMRO Holding N.V.’s capital.

On July 24th, 2007, the acquisition of Banco Real and its subsidiaries was submitted in advance to the Administrative Council for Economic Defense. On December 12th, 2007, the Administrative Council for Economic Defense approved the acquisition of Banco Real and its subsidiaries with no provison.

In the first trimester of 2008, the Fortis Group and the Santander Spain Group came to an agreement through which the Santander Spain Group acquired the right to the ABN AMRO group’s asset management activities in Brazil.

According to the shareholders agreement and consortium contract drawn up between Santander Spain, The Royal Bank of Scotland Group plc, Fortis SA/NV and Fortis N.V, it was established that once all the regulatory approvals in Brazil and in the Netherlands were obtained, the indirect corporate control of all the ABN AMRO group’s entities in Brazil would be transferred to Group Santander Spain. Such transfer was implemented through a corporate reorganization involving the ABN AMRO group’s corporations in the Netherlands, which resulted in the transfer of ABN AMRO N.V.’s interests in the corporations Banco Real and AAB Dois, as well as of ABN AMRO Asset Management Holding N.V.’s interests in the corporation ABN AMRO Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (currently Santander Brasil Asset) to an ABN AMRO Bank N.V. subsidiary, named Sterrebeck B.V., which was transferred to Group Santander Spain.

On July 24th, 2008, after the fulfillment of all the conditions for the effective transfer of ABN AMRO Holding N.V.’s control to the Santander Spain Group, specially the approval by the Central Bank and by the De Nederlandsche Bank (NetherlandCentral Bank), and through a share purchase agreement drawn up between ABN AMRO Holding N.V. and other corporations from the ABN AMRO group, on one side, and Santander Spain on the other, the last stage of the mentioned corporate reorganization was carried out, so that, on July 24th, 2008, Santander Spain began to effectively exert indirect corporate control over Banco Real, AAB Dois Participações S.A., Santander Brasil Asset and other corporations from the ABN AMRO group in Brazil.

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In the annual general meetings of Santander Brasil and Banco Real, carried out on August 29th, 2008, Santander Brasil’s incorporation of shares issued by Banco Real was approved, thus making Banco Real an integral subsidiary of Santander Brasil. Finally, on April 30th, 2009, Banco Real was taken over by Santander Brasil and extinguished as an independent corporation. The takeover is pending approval by the Central Bank. As a result of this acquisition, we have become the third largest private bank in Brazil in terms of assets.

6.4. Date of registration with the CVM or indication that the application for registration has been submitted to the CVM

Santander Brasil obtained its registration as public corporation before CVM under No. 20,532, on March 2, 2007.

6.5. Describe the main corporate events, such as merger, amalgamation, spin-offs, merger of shares, disposal and purchase of equity control, disposal and purchase of major assets, to which Santander Brasil or any of its controlled or related companies has been submitted, with indication of the following:

Fiscal year 2007

a. Event	Merger of Santander Brasil Participações e Empreendimentos S.A. into Santander Companhia Securitizadora de Créditos Financeiros
b. Most relevant conditions of the transaction

Special Shareholders Meetings held on March 30, 2007 approved merger of company Santander Brasil Participações e Empreendimentos S.A. into Santander Companhia Securitizadora de Créditos Financeiros pursuant to the Private Memorandum and Justification signed by the parties involved on March 29, 2007.

Merger was approved with basis on the balance sheets of assets and liabilities of the companies involved, drawn at base-date December 31, 2006, audited by specialized firm Deloitte Touche Tohmatsu Auditores Independentes. The merged-into company’s shareholders’ equity drawn to Santander Companhia Securitizadora de Créditos Financeiros was R$ 139,882,938.75, such that Santander Companhia Securitizadora de Créditos Financeiros’ shareholders’ equity became R$ 262,293,211.11.

With basis on the net worth appraisal reports prepared for the companies involved in the merger, appraised with basis on their accounting value at base-date December 31, 2006, prepared by specialized firm Deloitte Touche Tohmatsu Auditores Independentes, the following ratio was approved for replacement of the shared of the merged-into company with shares of the merger company: each common and preferred share in the merged-into company corresponded to 319,87043144 common shares issued in the merger.

From a strategic standpoint, implementation of the corporate reorganization hereunder was intended to enable consolidation of the brand, increase focus on business strategies directed to customers, users, business partners, and the market and, further, to foster a wide operational-rationalization process. From a legal standpoint, it simplified corporate structure such as to reduce administrative costs, particularly those related to legal and regulatory obligations. And from an accounting perspective, it enabled Grupo Santander Brasil to improve its asset-related structure.

By virtue of the merger, the merged-into company was liquidated and its assets, rights, obligations and liabilities were assumed by the merger without any interruption, irrespective of other formalities, apart from those provided for in law.

c. Companies involved	-Santander Brasil Participações e Empreendimentos S.A. (merged-into); -Santander Companhia Securitizadora de Créditos Financeiros (merger).
d. Effects resulting from the transaction in the corporate structure, particularly in terms of equity holding of controller, shareholders with over 5% of the capital stock and managers of the issuer

As a result of the merger, the 434,045,076 common shares held by Santander Companhia Securitizadora de Créditos Financeiros in the capital stock of the merged-into company were assigned to Shareholder da Santander Companhia Securitizadora de Créditos Financeiros, according to the holdings in its capital stock.

The merger resulted in capital stock increase in Santander Companhia Securitizadora de Créditos Financeiros by R$ 17,472,666.28, from R$269,000,000.00 to R$ 286,472,666.28, upon issuance of 61,954,971 new registered common shares, without par value.

e. corporate structure before and after the transaction	1. Corporate structure of the companies involved, before the merger: - Santander Brasil Participações e Empreendimentos S.A.
	Shareholder	Shares ON	% Shares ON
	Santander Brasil	775,314	100
	TOTAL	775,314	100
	- Santander Companhia Securitizadora de Créditos Financeiros
	Shareholder	Shares ON	% Shares ON
	Santander Brasil Participações e Empreendimentos S.A. Banespa S.A. – Serviços Técnicos, Administrativos e de Corretagem de Seguros	434,045,076 1	99.99 0.02
	TOTAL	434,045,077	100.00
	2. Corporate structure of the companies involved, after the merger: - Santander Companhia Securitizadora de Créditos Financeiros
	Shareholder	Shares ON	% Shares ON
	Santander Brasil Banespa S.A. – Serviços Técnicos, Administrativos e de Corretagem de Seguros	496,000,047 1	99.99 0.02
	TOTAL	496,000,048	100.00

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a. Event	Merger of ABN AMRO Brasil Participações Financeiras S.A. and Bri-Par Dois Participações S.A. into Banco Real
b. Main conditions of the transaction

Special Shareholders Meetings held on August 31, 2007 approved merger of companies ABN AMRO Brasil Participações Financeiras S.A. and Bri-Par Dois Participações S.A. into Banco Real, pursuant to the Private Memorandum and Justification Agreement executed by the parties on August 21, 2007.

Merger was approved with basis on the company’s balance sheets of assets and liabilities drawn at base-date June 30, 2007, audited by specialized firm Ernst & Young Auditores Independentes S.S. Shareholders’ equity of the merged-into companies drawn to Banco Real was (i) R$645,629,024.55 pertaining to ABN AMRO Brasil Participações Financeiras S.A. and (ii) R$10,607,491.29 pertaining to Bri-Par Dois Participações S.A., such that Banco Real’s shareholder’ equity became R$ 10,731,275,706.54.

Based on the appraisal reports of shareholders’ equity of the companies involved in the merger, appraised at market price pursuant to article 264 of the Brazilian Corporations Law, at base-date June 30, 2007, prepared by Deloitte Touche Tohmatsu Consultores Ltda., the following share replacement ratios were approved: (i) each 1.000 common shares issued in ABN AMRO Brasil Participações Financeiras S.A. were replaced with 119.326812 common shares issued in Banco Real e (ii) each 1.000 common shares issued in Bri-Par Dois Participações S.A. were replaced with 1.942325 share issued in Banco Real

From a strategic standpoint, merger was intended to simplify control of the financial institutions of then Group ABN AMRO in Brazil and, as a result, the operational and managerial structures of such companies, apart from optimize results, improve management of financial flows allow for improvement of allocation of resources available to the benefit of the shareholders. From a corporate standpoint, the merger resulted in savings, due to elimination of the aforesaid legal vehicles. From an economic and financial perspective, merger increased operational efficiency due to standardization of accounting, financial and operational management, improved internal controls, lower management costs and rationalization of procedures and information to regulatory agencies and Central Bank. And, from a tax-related perspective, merger enabled, tax use of premium existing in Bri-Par Dois Participações S.A.’s investment in the merger, and taxation of discount existing in ABN AMRO Brasil Participações Financeiras S.A.’s investment in the merger.

By virtue of the merger, the merged-into company was liquidated and its assets, rights, obligations and liabilities were assumed by the merger without any interruption, irrespective of other formalities, apart from those provided for in law.

The merger was submitted to Central Bank’s approval and duly approved.

c. Companies involved

- ABN AMRO Brasil Participações Financeiras S.A. (merged-into);

- Banco Real (merger);

- Bri-Par Dois Participações S.A. (merged-into);

- ABN AMRO Bank N.V. (intervening and consenting party);

- Tebema B.V. (intervening and consenting party).

d. Effects resulting from the transaction in the corporate structure, particularly in terms of equity holding of controller, shareholders with over 5% of the capital stock and managers of the issuer

As a result of the merger (i) the 175.786 shares held by ABN AMRO Brasil Participações Financeiras S.A. in the capital stock of the merger were assigned to its shareholders ABN AMRO Bank N.V. and Tebema B.V.; and (ii) the 419,745,569 shares held by Bri-Par Dois Participações S.A. in the capital stock of the merger were assigned to ABN AMRO Bank N.V.

The merger resulted in Banco Real’s capital stock increase by R$ 653,803,859.82, from R$7,692,858,216.65 to R$8,346,662,076.47, upon issuance of 48.902.142 new registered common shares without par value, fully attributed to the shareholders of merged-into companies, ABN AMRO Bank N.V. and Tebema B.V., also shareholders of the merger, according to the share ratio approved by the companies involved in the merger.

e. Corporate structure before and after the transaction	1. Corporate structure of the companies involved, before the merger: - ABN AMRO Brasil Participações Financeiras S.A.
	Shareholder	Shares ON	% Shares ON
	ABN AMRO Bank N.V. Tebema B.V.	405,091,368 223	99.99 0.01
	TOTAL	405,091,591	100.00
	- Bri-Par Dois Participações S.A.
	Shareholder	Shares ON	% Shares ON
	ABN AMRO Bank N.V. ABN AMRO Brasil Participações Financeiras S.A.	290,298,029 01	99.99 0.001
	TOTAL	290,298,030	100.00
	- Banco Real
	Shareholder	Shares ON	% Shares ON
	ABN AMRO Bank N.V.	1,397,253,918	74.95
	Bri-Par Dois Participações S.A.	419,745,569	22.52
	ABN AMRO Brasil Participações Financeiras S.A.	175,786	0.01
	Tebema B.V.	344	0.00
	Shares in treasury	461,682	0.02
	Other shareholders	46,685,604	2.50
	TOTAL	1,864,322,903	100.00
	Base-date 30.06.2007
	2. Corporate structure of the companies involved, after the merger: - Banco Real
	Shareholder	Shares ON	% Shares ON
	ABN AMRO Bank N.V.	1,866,077,387	97.53
	Tebema B.V.	372	0.03
	Shares in treasury	461,682	0.02
	Other shareholders	46,685,604	2.50
	TOTAL	1,913,225,045	100.00

a. event	Merger of Banco Sudameris Brasil S.A. into Banco Real
b. Most relevant conditions of the transaction

Special Shareholders' Agreement Meetings held on August 31, 2007 approved merger of Banco Sudameris Brasil S.A. into Banco Real pursuant to the Private memorandum and Justification Agreement signed by the parties involved on August 21, 2007.

Merger was approved with basis on the companies’ balance sheets of assets and liabilities drawn at base-date June 30, 2007, audited by specialized firm Ernst & Young Auditores Independentes S.S. Shareholders’ equity of the merged into company attributed to Banco Real was R$ 1,891,023,692.53.

From a strategic standpoint, merger was intended to simplify control and, as a result, operational and managerial structures of the companies, apart from optimizing results, improve management of financial flows allow for improvement of allocation of resources available to the benefit of the shareholders and clients in general, as well as complete integration of all branches, operations and clients of Banco Sudameris Brasil S.A. into Banco Real From a corporate standpoint, the merger resulted in savings, due to elimination of the aforesaid legal vehicle. From an economic and financial perspective, merger increased operational efficiency due to standardization of accounting, financial and operational management, improved internal controls, lower management costs and rationalization of procedures and information to regulatory agencies and Central Bank. And, from a tax-related perspective, merger enabled, tax use of premium existing in Banco Real’s investment in Banco Sudameris Brasil S.A.

By virtue of the merger, the merged-into company was liquidated and its assets, rights, obligations and liabilities were assumed by the merger without any interruption, irrespective of other formalities, apart from those provided for in law.

The merger was submitted to Central Bank’s approval and duly approved.

c. companies involved	- Banco Sudameeris Brasil S.A. (merged-into); - Banco Real (merger).
d. Effects resulting from the transaction in the corporate structure, particularly in terms of equity holding of controller, shareholders with over 5% of the capital stock and managers of the issuer

Whereas the merged-into company was a wholly-owned subsidiary of the merger, there was no change in the corporate structure of Banco Real

All shares issued in Banco Sudameris Brasil S.A. owned by ABN AMRO Real S.A. were cancelled and the merged-into company’s net assets were registered in the merger as reclassification of assets and liabilities, without change in capital stock.

e. Corporate Structure of the companies involved before and after the transaction	1. Corporate Structure of the companies involved, before the merger : - Banco Sudameris Brasil S.A.
	Shareholder	Shares ON	% Shares ON	Shares PN	% Shares PN
	Banco Real	3,796,504,860	100.00%	94,049,089	100%
	TOTAL	3,796,504,860	100.00%	94,049,089	100%
	- Banco Real
	Shareholder	Shares ON		% Shares ON
	ABN AMRO Bank N.V.	1,397,253,918		74.95
	Bri-Par Dois ParticipShares S.A.	419,745,569		22.52
	ABN AMRO Brasil Participações Financeiras S.A.	175,786		0.01
	Tebema B.V.	344		0.00
	Shares in Treasury	461,682		0.02
	Other Shareholders	46,685,604		2.50
	TOTAL	1,864,322,903		100.00
	Data-base 30.06.2007
	Corporate Structure of the companies involved, after the merger: - Banco Real No change in corporate structure.

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Fiscal year 2008

a. event	Partial spin-off of Banco Real, with attribution of spun-off share to Aymoré Financiamentos
b. Most relevant conditions of the transaction

Special Shareholders Meetings held on February 29, 2008 approved partial spin-off of Banco Real, with attribution of a portion of its net worth to Aymoré Financiamentos pursuant to the Private Memorandum and Justification for Partial Spin-off signed by the parties involved, on February 14, 2008.

Spin-off was approved with basis on the balance sheets of assets and liabilities of the companies involved, at accounting value and market value, drawn at base-date December 31, 2007, audited by specialized firms Ernst & Young Auditores Independentes S.S. and Trevisan Consultores de Empresas Ltda.

Banco Real’s net worth attributed to Aymoré Financiamentos was R$15,004,432.36.

With basis on the appraisal reports for the shareholders’ equity of the companies involved in the merger [sic] at market prices, base-date December 31, 2007, prepared by Trevisan Consultores de Empresas Ltda., the following share swap ratio was approved: each 1.000 shares in Banco Real were replaced with 7,331.7198901000 new shares issued in Aymoré Financiamentos.

Upon spin-off, the activities related to the “Aymoré segment” in Banco Real and attributed to Aymoré Financiamentos gained greater flexibility and agility since they started being performed by an operational structure separate from Aymoré, with its own managerial and operational body, which facilitates business expansion and transparence to the public of interest. From an economic and financial standpoint, spin-off enabled used of synergy existing between both institutions for: (i) segregation of administrative and operational structures relating to credit, financing and investment activities, (ii) a rationalization and optimization of results generated by credit, financing and investment activities, (iii) de-centralization from Banco Real to Aymoré Financiamentos of a significant portion of the credit, financing and investment activities, thus allowing for more agile management and greater transparence in relation to the results arising from such activities, and (iv) better allocation of the resources available, to the benefit of shareholders and clients in general.

By virtue of the spin-off, the merged-into company was liquidated and its assets, rights, obligations and liabilities were assumed by the merger without any interruption, irrespective of other formalities, apart from those provided for in law.

The spin-off was submitted to Central Bank’s approval and duly approved.

c. companies involved	- Aymoré Financiamentos (recipient); - Banco Real (spun-off).
d. Effects resulting from the transaction in the corporate structure, particularly in terms of equity holding of controller, shareholders with over 5% of the capital stock and managers of the issuer

As a result of the spin-off, Aymoré Financiamentos’ capital stock was increased by R$10,661,863.09, upon issuance of 14,358,766,192 new common shares attributed to the shareholders of Banco Real, pursuant to the share swap ratio approved at that time, from R$18,700,000.00 to R$29,361,863.09, divided into 14,376,284,942 registered common shares, without par value.

Banco Real’s capital stock, in turn, was reduced by R$ 10,661,863.09, upon cancellation of 2,439,636 common shares, from  R$ 8,626,578,515.31 to R$ 8,615,916,652.22, divided into 1,956,466,505 registered common shares without par value.

e. Corporate Structure of the companies involved, before and after the transaction	1. Corporate Structure of the companies involved, before the spin-off : - Aymoré Financiamentos
	Shareholder	Shares ON	% Shares ON
	Banco Real	17,518,750	100.00%
	TOTAL	17,518,750	100.00%
	- Banco Real
	Shareholders	Shares ON	% Shares ON
	ABN AMRO Bank N.V. TEBEMA B.V. AAB Dois Other Shareholders Shares in treasury	1,911,757,402 379 1,297,657 45,388,173 461,682	97.59 0.00 0.06 2.33 0.02
	TOTAL	1,958,905,293	100
	Base-Date 14.02.2008
	2. Corporate Structure of the companies involved, after the spin-off : - Aymoré Financiamentos
	Shareholder	Shares ON	% Shares ON
	ABN AMRO BANK N.V. TEBEMA B.V. AAB Dois Banco Real Outros	14,016,469,769 2,778 10,048,569 17,518,750 332,245,076	97.49 0.02 0.06 0.12 2.31
	TOTAL	14,376,284,942	100.00
	- Banco Real
	Shareholders	Shares ON	% Shares ON
	ABN AMRO Bank N.V. TEBEMA B.V. AAB Dois Other Shareholders Shares in treasury	1,909,375,923 378 1,368,853 45,259,669 46,682	97.59 0.03 0.07 2.49 0.02
	TOTAL	1,956,466,505	100%

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a. event	Merger of Shares in Aymoré Financiamentos into Banco Real
b. Most relevant conditions of the transaction

Special Shareholders Meetings held on March 27, 2008 approved merger of shares in Aymoré Financiamentos into Banco Real, pursuant to Private Memorandum and Justification of Merger of Shares signed between the parties involved on March 18, 2008.

Merger of shares was approved with basis on the balance sheets of assets and liabilities of the companies involved, at accounting value and market value, drawn at base-date February 29, 2008, audited by specialized firms Ernst & Young Auditores Independentes S.S. and Trevisan Consultores de Empresas Ltda.

Based on the net worth appraisal reports for the companies involved in the merger of shares, at market prices, base-date February 29, 2008, prepared by Trevisan Consultores de Empresas Ltda., the following share swap ratio was approved for the companies involved in the transaction: each 11,936 shares in Aymoré Financiamentos corresponded to 1,000 new shares issued in Banco Real, all common, registered and without par value.

From a strategic standpoint, merger of shares  allowed unification of the shareholding base and full aligning of interests of all shareholders, taking advantage of both institutions’ synergy, which resulted in integration of equity holdings by means of aggregation of all shares in Aymoré Financiamentos to Banco Real, along with maintenance of corporate entity, administrative and obligational autonomy of Aymoré Financiamentos.

The merger of shares was submitted to Central Bank’s approval and duly approved.

c. companies involved	- Aymoré Financiamentos (recipient); [favor notar que há um erro aqui. Este topico não trata de cisão] - Banco Real (spun-off).
d. Effects resulting from the transaction in the corporate structure, particularly in terms of equity holding of controller, shareholders with over 5% of the capital stock and managers of the issuer

Upon merger of shares, Banco Real’s capital stock was increased by R$38,796,442.13, upon issuance of 1,202,979,741 new common shares attributed to Shareholders of Aymoré Financiamentos, pursuant to the share swap ratio approved at the time, and Banco Real’s corporate capital became R$ 8,654,713,094.35, divided into 3,159,446,246 registered common shares without par value.

e. Corporate Structure of the companies involved, before and after the transaction	1. Corporate Structure of the companies involved, before the merger of shares: - Aymoré Financiamentos
	Shareholder	Shares ON	% Shares ON
	ABN AMRO BANK N.V. TEBEMA B.V. AAB Dois Banco Real Others	14,016,469,769 2,778 10,048,569 17,518,750 332,245,076	97.49 0.01 0.07 0.12 2.31

	TOTAL	14,376,284,942	100.00
	- Banco Real
	Shareholders	Shares ON	% Shares ON
	ABN AMRO Bank N.V. TEBEMA B.V. AAB Dois Outros Shareholders Shares in Treasury	1,909,375,923 378 1,368,853 45,259,669 461,682	97.59 0.000019 0.069 2.49 0.02
	TOTAL	1,956,466,505	100
	2. Corporate Structure of the companies involved, after the merger of shares: - Aymoré Financiamentos
	Shareholder	Shares ON	% Shares ON
	Banco Real	14,376,284,942	100
	TOTAL	14,376,284,942	100
	- Banco Real
	Shareholders	Shares ON	% Shares ON
	ABN AMRO Bank N.V. TEBEMA B.V. AAB Dois Aymoré Financiamentos Other Shareholders Shares in Treasury	3,083,678,014 610 2,210,723 2,681 73,092,536 461,682	97.61 0.02 0.07 0.07 2.32 0.01
	TOTAL	3,159,446,246	100.00

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a. Event	Acquisition of Banco Real by Santander Brasil Group
b. Major conditions of the transaction

On May 28th, 2007, Santander Espanha, together with the Royal Bank of Scotland Group, plc, Fortis SA/NV and Fortis NV formalized their intention to launch a public offer for the acquisition of ABN AMRO Holding N.V., indirect controlling shareholder of Banco Real and other companies of ABN AMRO group in Brazil, which was accomplished by means of the execution of a shareholders’ agreement and a consortium agreement.

On June 29th, 2007 Santander Espanha submitted to the Central Bank a request for prior approval for the transfer of control of Banco Real and other financial institutions authorized to operate by the Central Bank and pertaining to group ABN AMRO in Brazil.

On July 20th, 2007, Santander Espanha, the Royal Bank of Scotland Group PLC, Fortis SA/NV and Fortis NV launched the offer for the acquisition of outstanding common shares, convertible preferred shares and American Depositary Shares representing the capital stock of ABN AMRO Holding N.V., subject to the implementation of certain conditions precedent.

On October 10th, 2007, upon the satisfaction or waiver of the conditions precedent, the offer for acquisition was declared unconditional by Santander Espanha, the Royal Bank of Scotland Group PLC, Fortis SA/NV and Fortis NV.  On October 17th, 2007, the first step of the offer was settled and such entities, by means of RFS Holdings B.V., acquired 84.17% have the capital stock of ABN AMRO Holding N.V.

On November 1st, 2007, after the conclusion of the period following the offer, RFS Holdings B.V. (company controlled by the entities that formalized the offer) became the holder of 96.95% to the capital stock of ABN AMRO Holding N.V.

On July 24th, 2007, the acquisition of Banco Real and its subsidiaries was submitted, on a preliminary basis, to the Administrative Council for Economic Defense.  On December 12th, 2007, the Administrative Council for Economic Defense approved the acquisition of Banco Real and its subsidiaries without reservation.

In the first quarter of 2008, Fortis Group and Santander Espanha Group reached an agreement whereby Santander Espanha Group acquired the rights to the activities of management of assets of group ABN AMRO in Brazil.

On July 24th, 2008, after compliance with the conditions for the actual transfer of the control of ABN AMRO Holding B.V. to Santander Espanha Group, especially the obtainment of the approval of the Central Bank and of the De Nederlandsche Bank (Central Bank of Holland) and upon the execution of a share purchase and sale agreement between ABN AMRO Holding B.V. and other companies of ABN AMRO group, on the one hand, and Santander Espanha, on the other hand, the last step of the corporate restructuring at issue was implemented so that, after July 24th, 2008, Santander Espanha started to actually exercise the indirect corporate control of Banco Real in other companies of ABN AMRO group in Brazil.

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c. Companies involved

Abroad:

ABN AMRO Holding N.V.

ABN AMRO Bank N.V.

Tebema B.V.

ABN AMRO Asset Management Holding N.V.

Sterrebeck B.V.

In Brazil

Banco Real

AAB Dois

ABN AMRO Asset Management Distribuidora de Títulos e Valores Mobiliários S.A.

Santander Brasil

d. Effects of the transaction in the corporate structure, especially the participation of the controlling shareholder, of shareholders with more than 5% of the capital stock and of the managers of the issuer

According to the shareholders’ agreement and the consortium agreement executed between Santader Espanha, The Royal Bank of Scotland group PLC, Fortis SA/NV and Fortis NV, it was established that as soon as all regulatory approvals were obtained in Brazil and in Holland, the indirect ownership interest of all companies of group ABN AMRO in Brazil would be transferred to Santander Espanha group.  Such transfer was implemented by means of a corporate restructuring involving the companies of ABN AMRO group in Holland, which entailed the transfer of the ownership interests of ABN AMRO Bank NV in companies Banco Real and AAB Dois, as well as the ownership interest of ABN AMRO Asset Management Holding NV in company ABN AMRO Asset Management Distribuidora de Títulos e Valores Mobiliários SA (currently, Santander Brasil Asset) to a subsidiary of ABN AMRO bank NV denominated Sterrebeck BV, which was transferred to Santander Espanha Group.

FREE TRANSLATION

e. Corporate structure before and after the transaction	1. Corporate structure of the companies involved before the transaction: Banco Real
	Shareholder			Shares ON	%ON Shares
	ABN AMRO Bank NV Tebema BV AAB Dois Others			3,083,678,014 610 2,210,722 72,875,902	97.62 0.00 0.07 2.31
	Total			3,158,765,248	100.00
AAB Dois
	Shareholder			Shares ON	%ON Shares
	ABN AMRO Bank NV Tebema BV			865,375,741 504	99.99 0.00
	Total			865,376,245	100.00
ABN AMRO Asset Management Distribuidora de Títulos e Valores Mobiliários SA
	Shareholder		Shares ON		%ON Shares
	ABN AMRO Asset Management Holding NV Members of the Board of Directors		4,839,546,000 04		99.99 0.01
	Total		4,839,546,004		100.00
2. Corporate structure of the companies involved after the transaction: Banco Real
	Shareholder		Shares ON		%ON Shares
	Sterrebeck BV Santander Brasil Others		3,083,678,624 2,213,403 72,873,221		97.62 0.07 2.31
	Total		3,158,765,248		100.00
AAB Dois
	Shareholder	ON Shares		%ON Shares
	Sterrebeck BV Santander Brasil	865,376,244 01		99.99 0.00
	Total	865,376,245		100.00
ABN AMRO Asset Management Distribuidora de Títulos e Valores Mobiliários SA
	Shareholder	ON Shares	%ON Shares
	Sterrebeck BV Members of the Board of Directors	4,839,546,000 04	99.99 0.01
	Total	4,839,546,004	100.00

FREE TRANSLATION

a. Event	Incorporation of shares of Banco Real and ABN AMRO Brasil Participações Financeiras S.A. by Santander Brasil
b. Major conditions of the transaction

In Extraordinary General Meetings held on August 29th, 2008, the incorporation of all shares of companies Banco Real and ABN AMRO Brasil Participações Financeiras S.A. by Santander Brasil was approved, with the subsequent conversion of the abovementioned companies into wholly-owned subsidiaries of Santander Brasil pursuant to the Private Instrument of Protocol and Justification executed between the parties involved on July 29th, 2008.

The incorporation of the shares was implemented with a view to consolidate the investments of Santander Brasil Group, simplify the current corporate structure, and to concentrate the participation of minority shareholders exclusively in Santander Brasil.  The new corporate structure enabled the reduction of administrative expenses, especially the ones related to the legal and regulatory obligations expended by the companies involved in the transaction.  For purposes of determination of the replacement of the shares in the companies involved in the transactions, their respective net equities, on June 30th, 2008, they were valued (i) according to their economic values, by means of the discounted cash flow method, as per the appraisal report elaborated by specialized company KPMG Corporate Finance Ltda., (ii) by their respective accounting values, as per the appraisal report elaborated by specialized company Deloitte Touche Tohmatsu Auditores Independentes, and (iii) for purposes of the provisions of article 264 of the Corporation Law, based on the companies’ market prices, as per the appraisal report elaborated by specialized company KPMG Corporate Finance Ltda.

The managements of the companies involved agreed and decided to set forth the ratio for replacement of shares based on the economic evaluations of the abovementioned companies, having stipulated the amounts of R$205,6032, R$11,782.0110 and R$1,999.3898 per lot of 1,000 shares, respectively, for Santander Brasil, Banco Real and AAB Dois. The ratio stipulated for the replacement of shares was considered fair, as it was equivalent to the respective prices in the indirect acquisition of shares issued by Banco Real and AAB Dois.

The shareholders of Banco Real and AAB Dois received, as a consequence of the approval of the incorporation shares, the following shares issued by Santander Brasil:

	Shareholder of Banco Real	Type and number of shares issued by Santander Brasil to be received
	1000 Common shares	Total shares	Common shares	Preferred shares
		57,304,609	30,660,029	26,644,580

	Shareholder of AAB Dois	Type and number of shares issued by Santander Brasil to be received
	1000 Common shares	Total shares	Common shares	Preferred shares
		9,724,507	5,202,961	4,521,546

The share replacement ratio entailed the fractioning of the shares of Santander Brasil. Consequently and in order to simplify the process of replacement of shares, the controlling shareholder of Banco Real automatically rounded up, in relation to the shares of the abovementioned company and regardless of any manifestation of their shareholders, the fractional number resulting from the application of the corresponding replacement ratio to the integer number representing the numner of common and preferred shares.

The incorporations of shares granted to the shareholders of Banco Real and Santander Brasil the right of recess, to be exercised as and when permitted by law.

The incorporations of shares were submitted to the approval of the central bank and were duly approved by that body.

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c. companies involved	ABN AMRO Brasil Participações Financeiras SA Banco Real Santander Brasil

d. Effects of the transaction in the corporate structure, especially the participation of the controlling shareholder, of shareholders with more than 5% of the capital stock and of the managers of the issuer

The incorporations of shares resulted in the increase in the capital stock of Santander Brasil by R$38,020,752,911.73 upon the issuance of 189,300,326,608 shares, of which 101,282,489,547 are common shares and 88,017,837,061 are preferred shares, all of which are book entry shares with no par value, upon the transfer of all shares of the current shareholders of Banco Real and AAB Dois to the equity of Satander Brasil based on the economic value of the abovementioned shares; thus, the capital of Santander Brasil, initially equal to R$9,131,448,249.85, became equal to R$38,020,752,911.73.

e. Corporate structure before and after the transaction	1. Corporate structure of the companies involved before the incorporation of shares: AAB Dois
	Shareholder	Shares ON			%ON Shares
	Sterrebeck BV Santander Brasil	865,376,244 01			99.99 0.00
	Total	865,376,245			100.00
	Banco Real
	Shareholder	Shares ON				%ON Shares
	Sterrebeck BV Santander Brasil Others	3,083,678,624 2,213,403 72,873,221				97.62 0.07 2.31
	Total	3,158,765,248				100.00
	Santander Brasil
	Shareholder	ON Shares		% ON Shares		PN Shares	% PN Shares	Total	% Total
	Grupo Empresarial Santander SL	72,504,460,154		99.31		61,391,761,173	96.76	133,896,221,327	98.12
	Santander Seguros	238,676		0.00		3,441,360	0.01	3,680,036	0.01
	Others	505,227,017		0.69		2,052,827,583	3.24	2,558,054,600	1.87
	Total	73,009,925,847		100.00		63,448,030,116	100.00	136,457,955,963	100.00
	2. Corporate structure of the companies involved after the incorporation of shares AAB Dois
	Shareholder		ON Shares		%ON Shares
	Santander Brasil		865,376,245		100.00
	Total		865,376,245		100.00
	Banco Real
	Shareholder			Shares ON			%ON Shares
	Santander Brasil			3,158,765,248			100.00
	Total			3,158,765,248			100.00
	Santander Brasil
	Shareholder	ON Shares	% ON Shares	PN Shares	% PN Shares	Total	% Total
	Grupo Empresarial Santander SL	72,504,460,154	41.60	61,391,761,173	40.53	133,896,221,327	41.1
	Sterrebeck BV	99,048,194,494	56.83	86,076,160,678	56.83	185,124,355,172	56.83
	Santander Seguros	238,676	0.00	3,441,360	0.01	3,680,036	0.01
	Others	2,739,522,070	1.57	3,994,503,966	2.64	6,734,026,036
	Total	174,292,415,394	100.00	151,465,867,177	100.00	325,758,282,571	100.00

FREE TRANSLATION

a. Event	Partial spin-off of Aymoré Financiamentos , with the transfer of the spun-off portion to Banco Real
b. Major conditions of the transaction

In Extraordinary General Meetings held on November 28th, 2008, the partial spinoff of Aymoré Financiamentos was approved, with the transfer of part of its equity to Banco Real, pursuant to the Private Instrument of Protocol and Justification of partial spinoff executed between the parties involved on November 25th, 2008.

The partial spinoff was approved based on the balance sheet of Aymoré Financiamentos elaborated based on the accounting value, drawn up on September 30th, 2008, audited by specialized company Deloitte Touche Tohmatsu Auditores Indeendentes.

The value of the net equity of Aymoré Financiamentos transferred to Banco Real was R$1,581,464.65.

From the strategic standpoint, the purpose of the spin off was to simplify the structure of control of the financial institutions of Santander Brasil group and, consequently, of the administrative and operating structures of such companies, to rationalize and optimize results, improve the management of the financial flows and to allow a better allocation of the available resources to the benefit of the shareholders.  From the economic and financial standpoint, the purpose of the spinoff was to harmonize the interests of the shareholders, taking advantage of the synergy of both institutions in order to simplify the controlling structure of the companies controlled by them, as well as to optimize the administrative, operating structures and of the management of the financial flows of the companies.

The partial spinoff was submitted to the approval of the Central Bank and was duly approved by that body.

c. Companies involved	Aymoré Financiamentos (transferor) Banco Real (transferee)

d. Effects of the transaction in the corporate structure, especially the participation of the controlling shareholder, of shareholders with more than 5% of the capital stock and of the managers of the issuer

As a consequence of the spinoff, Banco Real acquired and ownership interest in the following companies: 99.50% of Banco Pernambuco SA – BANDEPE, 54.14% in Real Leasing SA Arrendamento Mercantil, 99.50% of ABN AMRO Arrendamento Mercantil SA, 99.99% of ABN AMRO Real Administradora de Consórcio Ltda, 99.50% of Sudameris Distribuidora de Títulos e Valores Mobiliários SA, 100% of Webmotors SA and 25.5% of Diamond Finance Promotora de Vendas SA.

e. Corporate structure before and after the transaction	1. Corporate structure of the companies involved, before the spinoff: Aymoré Financiamentos
	Shareholders	ON Shares	% ON Shares
	Banco Real	288,430,933,235	100
	Total	288,430,933,235	100
	Banco Real
	Shareholders	ON Shares	% ON Shares
	Santander Brasil	3,158,765,248	100
	Total	3,158,765,248	100
	2. Corporate structure of the companies involved, after the spinoff: Aymoré Financiamentos
	Shareholders	ON Shares	% ON Shares
	Banco Real	287,706,670,412	100
	Total	287,706,670,412	100
	Banco Real
	Shareholders	ON Shares	% ON Shares
	Santander Brasil	3,158,765,248	100
	Total	3,158,765,248	100

Financial Year 2009

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a. Event	Merger of Credicenter Empreendimentos e Promoções Ltda. and Cruzeiro Factoring Sociedade de Fomento Comercial Ltda. By ABN AMRO Administradora de Cartões de Crédito Ltda.
b. Major conditions of the transaction

In meetings of the partners held on January 30th, 2009, the merger of Credicenter Empreendimentos e Promoções Ltda. And Cruzeiro Factoring Sociedade de Fomento Comercial Ltda. by ABN AMRO Administradora de Cartões de Crédito Ltda. was approved pursuant to the terms of the Private Instrument of Protocol and Justification of Merger executed between the parties involved on January 30th, 2009.

The merger was approved based on the balance sheets of Credicenter Empreendimentos e Promoções Ltda. and Cruzeiro Factoring Sociedade de Fomento Comercial Ltda. drawn up on December 30th, 2008, audited by specialized company Deloitte Touche Tohmatsu Auditores Independentes.

The values of the net equities of Credicenter Empreendimentos e Promoções Ltda. And Cruzeiro Factoring Sociedade de Fomento Comercial Ltda. merged by ABN AMRO Administradora de Cartões de Crédito Ltda. were R$305,315,387.52 and R$124,516,099.33, respectively.

The purpose of the merger was to simplify the controlling structure of financial institutions of Santander Brasil Group and, consequently, of the operating and administrative structures of such companies, to rationalize and optimize the results, improve the management of financial flows and allow better allocation of available resources to the benefit of the shareholders.  In addition, the merger also aimed at harmonizing the interests of the shareholders, taking advantage of the synergy of the companies involved, generating the simplification and optimization of the administrative, operating structures and of the management of the financial flows of the companies.

c. Companies involved	Credicenter Empreendimentos e Promoções Ltda. (mergee) Cruzeiro Factoring Sociedade de Fomento Comercial Ltda. (mergee) ABN AMRO Administradora de Cartões de Crédito Ltda. (mergor)

d. Effects of the transaction in the corporate structure, especially the participation of the controlling shareholder, of shareholders with more than 5% of the capital stock and of the managers of the issuer

As a consequence of the merger of Credicenter Empreendimentos e Promoções Ltda., the capital stock of ABN AMRO Administradora de Cartões de Crédito Ltda. suffered an increase at the amount of R$31,087,689.00 upon the issuance of 31,087,689 new quotas attributed to Banco Real to replace the quotas it currently holds in the capital stock of Credicenter Empreendimentos e Promoções Ltda., upon which the capital increased from R$805,729,550.00 to R$836,817,239.00 divided into 836,817,239 quotas.

As a consequence of the merger, Banco Real became the holder of 5.19% of the capital stock of ABN AMRO Administradora de Cartões de Crédito Ltda. and Santader Brasil became the holder of 94.80% of the capital stocks of ABN AMRO Administradora de Cartões de Crédito Ltda.

e. Corporate structure before and after the transaction	1. Corporate structure of the companies involved before the merger: Credicenter Empreendimentos e Promoções Ltda.
	Quotaholder	Quotas	% quotas
	Banco Real ABN AMRO Administradora de Cartões de Crédito Ltda.	21,235,670 152,334,221	12.24 87.76
	Total	173,569,891	100.00
Cruzeiro Factoring Sociedade de Fomento Comercial Ltda.
	Quotaholder	Quotas	% quotas
	ABN AMRO Administradora de Cartões de Crédito Ltda. Credicenter Empreendimentos e Promoções Ltda.	82,442,618 12	99.99 0.01
	Total	82,442,630	100.00
ABN AMRO Administradora de Cartões de Crédito Ltda.
	Quotaholder	Quotas	% quotas
	Banco Real Santander Brasil	12,417,907 793,311,643	1.545 98.45
	Total	805,729,550	100.00
2. Corporate structure of the companies involved after the merger: ABN AMRO Administradora de Cartões de Crédito Ltda.
	Quotaholder	Quotas	% quotas
	Banco Real Santander Brasil	43,505,596 793,311,643	5.19 94.80
	Total	836,817,239	100.00

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a. Event	Acquisition of 50% of the capital stock of Real Tokio Marine e Previdência SA.
b. Major conditions of the defense action

On March 9th, 2009, Santander Brasil acquired the 99,309,064 shares issued by Real Tokio Marine e Previdência SA., a company that operates in the insurance and Social Security market, corresponding to 50% of its capital stock, held by company Tokio Marine Seguradora SA.

Upon this acquisition, Santander Brasil group became the owner of 100% of the capital stock of Real Tokio Marine e Previdência SA.

The value of the acquisition was R$678,087,999.00, paid in cash on the date of closing of the acquisition, March 19th, 2009.

The accomplishment of the transaction expanded the ownership interest of Santander Brasil Group in the insurance and Social Security areas, strengthened its area of operation and improved its position before existing and potential competitors.

As a consequence of the acquisition, a corporate restructuring involving the insurance, social security and capitalization companies of Santander Brasil Group with the purpose of reuniting such companies into a single company was implemented.

To this effect, on March 19th, 2009 Santander Brasil sold to Santander Seguros, who then held the control of companies Santander Seguros SA and Santander Capitalização SA, the total interest in the capital stock of Real Tokio Marine Vida e Previdência SA, which included the direct interest object of the abovementioned acquisition and the direct interest held by company AAB Dois, for the total amount of R$1,494,860,029.77, of which R$565,072,500.00 relative to the shares of Real Tokio Marine Vida e Previdência SA and R$929,787,529.11 relative to the shares of AAB Dois.

The acquisition was submitted to the Administrative Council of Economic Defense and was duly approved by that body.

The acquisition is currently being homologated by Superintendência de Seguros Privados – SUSEP.

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c. Companies involved	Santander Brasil; Tokio Marine Seguradora SA; Real Tokio Marine Vida e Previdência SA; Santander Seguros; AAB Dois.

d. Effects of the transaction in the corporate structure, especially the participation of the controlling shareholder, of shareholders with more than 5% of the capital stock and of the managers of the issuer

There was no change in the corporate structure of Santander Brasil
e. Corporate structure before and after the transaction	There was no change in the corporate structure of Santander Brasil

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a. Event	Merger of Sudameris Distribuidora de Títulos e Valores Mobiliários SA into Banco Real
b. Major conditions of the transaction

In Extraordinary General Meetings held on April 30th, 2009, the merger of Sudameris Distribuidora de Títulos e Valores Mobiliários SA into Banco Real was approved pursuant to the private instrument of Protocol and Justification executed between the parties involved on April 14th, 2009.

The merger was approved based on the balance sheet of Sudameris Distribuidora de Títulos e Valores Mobiliários SA drawn up on March 31st, 2009, audited by specialized company Deloitte Touche Tohmatsu Auditores Independentes.

Based on the valuation report elaborated by Deloitte Touche Tohmatsu Auditores Independentes, the net equity of the company merged was appraised based on its accounting value.  Taking into consideration that the operation involves the merger of a wholly owned subsidiary, the ratio reflecting the replacement of shares was not established.

From the strategic standpoint, the purpose of the merger was to simplify and rationalize the structure of Santander Brasil Group, enabling the reduction of administrative costs, especially the ones related to the legal and accounting obligations.  In addition, the merger constituted an integral part of the process of simplification, integration and consolidation of the financial transactions and investments of Santander Brasil Group.

By virtue of the merger, the mergee was extinguished and all of its assets, rights, duties, obligations and responsibilities were assumed by the mergor, without discontinuance of the activities, regardless of any formalities other than the ones provided for by law.

The merger was submitted to the Central Bank for approval and was duly approved by that body.

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c. Companies involved	Banco Real (mergor) Sudameris Distribuidora de Títulos e Valores Mobiliários SA (mergee)

d. Effects of the transaction in the corporate structure, especially the participation of the controlling shareholder, of shareholders with more than 5% of the capital stock and of the managers of the issuer

As a consequence of the merger, the shares issued by Sudameris Distribuidora de Títulos e Valores Mobiliários SA held by Banco Real were extinguished.

The merger did not entail increase of the capital stock of Banco Real so that the net assets of Sudameris Distribuidora de Títulos e Valores Mobiliários SA was reported by the mergor as reclassification of assets and liabilities.

e. Corporate structure before and after the transaction	1. Corporate structure of the companies involved before the merger: Santander DTVM
	Shareholder	ON Shares	% ON Shares
	Banco Real	589,877,636,294	100
	Total	589,877,636,294	100
	Banco Real
	Shareholder	ON Shares	% ON Shares
	Santander Brasil	3,158,765,248	100
	Total	3,158,765,248	100
	2. Corporate structure of the companies involved after the merger: Banco Real There was no change in the corporate structure.

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a. Event	Merger of Banco Real into Santander Brasil
b. Major conditions of the transaction

In Extraordinary General Meetings held on April 30th, 2009, the merger of Banco Real into Santander Brasil was approved pursuant to the terms of the Private Instrument of Protocol and Justification executed by the parties involved on April 14th, 2009.

The merger was approved based on the balance sheet of Banco Real drawn up on March 31st, 2009, audited by specialized company Deloitte Touche Tohmatsu Auditores Independentes.  The value of the net equity of Banco Real merged into Santander Brasil was R$12,181,957,396.91.

Based on the valuation report elaborated by Deloitte Touche Tohmatsu Auditores Independentes on April 14th, 2009, the net equity of Banco Real was appraised based on its accounting value. Taking into consideration that the transaction involves the merger of a wholly owned subsidiary, the ratio reflecting the replacement of shares was not established.

From the strategic standpoint, the merger was justified by the conduct of business by means of a single legal entity, enabling the consolidation for all commercial, accounting and financial purposes.  The merger will allow the conclusion of the operating, administrative and technological integration plan that has been implemented since the acquisition of the control of Banco Real in July 2008, followed by the incorporation of shares issued by the abovementioned bank by Santander Brasil carried out in August 2008.

By virtue of the merger, Banco Real was extinguished in all of its assets, rights, duties, obligations and responsibilities were assumed by the mergor, without discontinuance of the activities, regardless of any formalities other than the ones provided for by law.

The merger was submitted to the Central Bank for approval and is currently pending approval by that body.

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c. Companies involved	Santander Brasil (mergor) Banco Real (mergee)

d. Effects of the transaction in the corporate structure, especially the participation of the controlling shareholder, of shareholders with more than 5% of the capital stock and of the managers of the issuer

As a consequence of the merger, the shares issued by Banco Real held by Santander Brasil were extinguished.

The merger did not entail increase of the capital stock of Banco Real so that the net equity of Banco Real was reported by the mergor as reclassification of assets and liabilities.

e. corporate structure before and after the transaction	1. Corporate structure of the companies involved before the merger: Banco Real
	Shareholder		ON Shares	% ON Shares
	Santander Brasil		3,158,765,248	100
	Total		3,158,765,248	100
	Santander Brasil
	Shareholder	ON Shares	ON Shares	Total	% Total
	Sterrebeck BV	99,048,157,792	86,076,128,400	185,124,286,192	56.83
	Grupo Empresarial Santander SL	72,504,460,154	61,391,761,173	133,896,221,327	41.10
	Santander Seguros	7,239,680	9,525,465	16,765,145	0.01
	Others	2,739,557,766	3,998,452,139	6,721,009,907	2.06
	Total	174,292,415,394	151,465,867,177	325,758,282,571	100.00
	Base-date 03.30.2009 2. Corporate structure of the mergor after the merger: Santander Brasil There was no change in the corporate structure.

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a. Event	Transfer of shares of Santander Seguros from Santander Brasil Asset and from Santander Brasil
b. Major conditions of the transaction

In Extraordinary General Meetings held on August 14th, 2009, the incorporation of all shares of companies Santander Seguros, Santander Brasil Asset and BCIS into Santander Brasil was approved, with the consequent transformation of the abovementioned companies into a wholly-owned subsidiaries of Santander Brasil pursuant to the terms of the Private Instrument of Protocol and the Justification executed between the parties involved on July 29th, 2009.

The incorporation of the shares provided the companies and their shareholders with following benefits: (i) simplification of the equity structure of the companies of Santander Brasil Group; (ii) reduction of administrative costs, especially the ones related to the legal and regulatory obligations currently expended by the companies;  (iii) the current shareholders of Santander Seguros, of Santander Brasil Asset and of BCIS became shareholders of a publicly-held company (Santander Brasil), the shares of which are traded in the BM&F BOVESPA; (iv) the minority shareholders of the abovementioned companies gained access to the current dividend policy of Santander Brasil; and (v) greater efficiency in the corporate structure and more diligence in the making of strategic, administrative and business decisions of the companies of Santander Brasil group.

For purposes of determination of the ratio that reflects the replacement of shares of the companies involved in the transaction, their net equities on June 30th, 2009 were appraised (i) based on the respective economic values, by means of the discounted cash flow method, as per the appraisal report elaborated by specialized company KPMG Corporate Finance Ltda.; (ii) by their respective accounting values, according to the appraisal report elaborated by specialized company Deloitte Touche Tohmatsu Auditores Independentes; and (iii) for the purposes of the provisions of article 264 of the corporation law, according to the companies’ market prices, as per the appraisal report elaborated by specialized company KPMG Corporate Finance Ltda.

The managements of the companies agreed and decided to set forth the ratio that governs the replacement of shares in the incorporation of shares based on the economic valuations of the company and stipulated, based on the price ranges reflected in the chart of item 5.1 above, the amounts of R$224.973019, R$269.877414, R$41.611341 and R$13.202022 per lot of 1000 shares for Santander Brasil, Santander Seguros, Santander Brasil Asset and BCIS, respectively, irrespective of the type of share.

As a consequence of the approval of the transaction, the shareholders of the companies the shares of which were incorporated received the following amounts of shares issued by Santander Brasil:

	Shareholder of Santander Seguros	Type and number of shares issued by Santander Brasil to be received
	1000 shares (ON or PN) of Santander Seguros	Total shares	Common shares	Preferred shares
		1,199.599	641.829	557.770

	Shareholder of Santander Brasil Asset	Type and number of shares issued by Santander Brasil to be received
	1000 Common shares of Santander Brasil	Total shares	Common shares	Preferred shares
		184.961	98.961	86.000

	Shareholder of BCIS	Type and number of shares issued by Santander Brasil to be received
	1000 shares (ON or PNA or PNB)	Total shares	Common shares	Preferred shares
		58.683	31.398	27.285

The ratio reflecting the replacement of shares ended up in a fractional number of shares of Santander Brasil. As a consequence, the controlling shareholders of Santander Seguros and Santander Brasil Asset automatically rounded up their fractional number of shares resulting from the application of the respective ratio to the immediately subsequent integer number of common and preferred shares.

The incorporation of shares granted to the shareholders of Santander Brasil, Santander Seguros and to Banco Comercial de Investimentos Sudameris SA the right of recess, to be exercised as and when provided for by law.

The incorporations of shares was submitted to the Central Bank for approval and were duly approved by that body.

FREE TRANSLATION

c. Companies involved	Santander Brasil Santander Seguros Santander Brasil Asset BCIS

d. Effects of the transaction in the corporate structure, especially the participation of the controlling shareholder, of shareholders with more than 5% of the capital stock and of the managers of the issuer

The incorporation of shares entailed an increase of the capital stock of Santander Brasil at the amount of R$2,471,412,512.70 upon the issuance of a total number of 14,410,886,181 Shares, of which 7,710,342,899 are common shares and 6,700,543,282 are preferred shares, all in book entry form and with no par value, upon the transfer of all assets of the current shareholders of Santander Brasil, Santander Seguros, Santander Brasil Asset and BCIS to the equity of Santander Brasil, based on the account in value of such shares, thus increasing from R$47,152,201,161.58 to R$49,623,613,674.28.

FREE TRANSLATION

e. Corporate structure before and after the transaction	1. Corporate structure of the companies involved before the incorporation of shares: Santander Brasil
	Shareholder	ON Shares			% ON Shares	PN Shares	% PN Shares	Total	% Total
	Grupo Empresarial Santander SL	72,504,460,154			41.60	61,391,761,173	40.53	133,896,221,327	41.10
	Sterrebeck BV	99,048,157,792			56.83	86,076,128,400	56.83	185,124,286,192	56.83
	Santander Seguros	7,239,680			0.00	9,525,465	0.01	16,765,145	0.01
	Minority shareholders	2,718,970,589			1.56	3,976, 644,431	2.63	6,695,615,020	0.01
	Treasury Shares	13,587,179			0.01	11,807,708	0.01	25,394,887	0.01
	Total	174,292,415,394			100.00	151,465,867,177	100.00	325,758,282,571	100.00
	Base Date:06.30.2009 Santander Seguros
	Shareholder	ON Shares		% ON Shares	PN Shares	% PN Shares	Total	% Total
	Grupo Empresarial Santander SL	1,918,614,097		34.10	1,918,493,267	34.10	3,837,107,364	34.10
	Santander Insurance Holding, SL	3,695,305,602		65.69	3,695,072,879	65.69	7,390,378,481	65.69
	Minority Shareholders	11,858,603		0.21	11,830,503	0.21	23,689,106	0.21
	Treasury Shares	6,585		0.00	6,585	0.00	13,170	0.00
	Total	5,625,784,887		100.00	5,625,403,234	100.00	11,251,188,121	100.00
	Santander Brasil Asset
	Shareholder	ON Shares			% ON Shares
	Sterrebeck BV	4,838,546,000			100
	Santander Brasil	1			0
	Board Members	3			0
	Total	4,838,546,004			100.00
	BCIS
	Shareholder			ON Shares		% ON Shares	PNA Shares	% PNA Shares	PNB Shares	% PNB Shares	% Total	%
	Santander Brasil			92,109,131,545		99.88	1,002,807,022	85.67	69,107,826,785	99.94	162,219,765,352	99.80
	Minority Shareholders			112,464,434		0.12	167,780,133	14.33	41,154,981	0.06	321,399,548	0.20
	Total			92,221,595,979		100.00	1,170,587,151	100.00	69,148,981,766	100.00	162,541,164,900	100.00
	2. Corporate structure of the companies involved after the incorporation of shares: Santander Brasil
	Shareholder		ON Shares		% ON Shares		PN Shares		% PN Shares		Total	% Total
	Grupo Empresarial Santander SL		74,967,225,596		41.19		63,531,985,888		40.17		138,499,211,484	40.72
	Sterrebeck BV		99,527,083,105		54.69		86,492,330,355		54.69		186,019,413,460	54.69
	Santander Seguros		7,239,680		0.00		9,525,465		0.01		16,765,145	0.00
	Santender Insurance Holding SL		4,743,356,648		2.61		4,122,133,988		2.61		8,865,490,636	2.61
	Minority Shareholders		2,744,266,085		1.51		3,998,627,055		2.52		6,742,893,140	1.98
	Total		181,989,171,114		100.00		158,154,602,751		100.00		340,143,773,865	100.00
	Base Date:08.31.2009 Santander Seguros
	Shareholder	ON Shares		% ON Shares	PN Shares	% PN Shares		Total	% Total
	Santander Brasil	5,625,784,887		100.00	5,625,403,234	100.00		11,251,188,121	100.00
	Total	5,625,784,887		100.00	5,625,403,234	100.00		11,251,188,121	100.00
	Santander Brasil Asset
	Shareholder		ON Shares		% ON Shares
	Santander Brasil		4,839,546,001		100
	Board Members		3		0
	Total		4,838,546,004		100
	BCIS
	Shareholder	ON Shares	% ON Shares	PNA Shares	% PNA Shares	PNB Shares	PNB Shares	% PNB Shares	% Total	%
	Santander Brasil	92,221,595,979	100	1,170,587,155	100	69,148,981,766	69,148,981,766	100	162,541,164,900	100
	Total	92,221,595,979	100	1,170,587,155	100	69,148,981,766	69,148,981,766	100	162,541,164,900	100

FREE TRANSLATION

a. Event	Merger of BCIS and ABN AMRO Administradora de Cartões de Crédito Ltda. into Santander Brasil
b. Major conditions of the transaction

An Extraordinary General Meetings held on August 31st, 2009, the merger of BCIS and ABN AMRO Administradora de Cartões de Crédito Ltda. into Santander Brasil was approved pursuant to the terms of the Private Instrument of Protocol and Justification executed between the parties involved on July 29th, 2009.

The merger was approved based on the balance sheets of the companies involved drawn up on June 30th, 2009, audited by specialized company Deloitte Touche Tohmatsu Auditores Independentes. The value of the net equity of the companies merged, BCIS and ABN AMRO Adminstradora de Cartões de Crédito Ltda. transferred to Santander Brasil was R$2,047,283,328.72 and R$279,162,061.86, respectively.

From the strategic standpoint, the implementation of the corporate restructuring aimed at unifying the banking operations developed separately by Santander Brasil, with the consequent reduction of administrative costs, especially the ones related to the legal and accounting obligations.

By virtue of the merger, the mergees were extinguished and all of their assets, rights, duties, obligations and responsibilities were assumed by the mergor, without discontinuance of activities, irrespective of any formalities other than the ones provided for by law.

The merger was submitted to the Central Bank for approval, which is still pending.

c. Companies involved	BCIS and ABN AMRO Administradora de Cartões de Crédito Ltda. (mergees) Santander Brasil (mergor)

d. Effects of the transaction in the corporate structure, especially the participation of the controlling shareholder, of shareholders with more than 5% of the capital stock and of the managers of the issuer

Taking into consideration that all quotas representing the capital stock of ABN AMRO Administradora de Cartões de Crédito Ltda. were held by Santander Brasil and that all shares issued by BCIS were held by Santander Brasil, Santander Brasil did not suffer any capital increase as a consequence of the mergers; therefore, the net equities of BCIS and ABN AMRO Administradora de Cartões de Crédito Ltda. were reported by Santander Brasil as reclassification of assets and liabilities.

FREE TRANSLATION

e. Corporate structure before and after the transaction	1. Corporate structure of the companies involved before the merger: BCIS
Shareholder	CN Shares	% CN Shares	PNA Shares	% PNA Shares	PNB Shares	% PNB Shares	% Total	%
Santander Brasil	92,221,595,979	100	1,170,587,155	100	69,148,981,766	100	162,541,164,900	100
Total	92,221,595,979	100	1,170,587,155	100	69,148,981,766	100	162,541,164,900	100
ABN AMRO Administradora de Cartões de Crédito Ltda.
Quotaholder	Quotas	% Quotas
Santander Brasil	139,817,239	100
Total	139,817,239	100
Santander Brasil
Shareholder	ON Shares	% ON Shares	PN Shares	% PN Shares	Total	% Total
Grupo Empresarial Santander SL	72,504,460,154	41.60	61,391,761,173	40.53	133,896,221,327	41.10
Sterrebeck BV	99,048,157,792	56.83	86,076,128,400	56.83	185,124,296,192	56.83
Santander Seguros	7,239,680	0.00	9,525,465	0.01	16,765,145	0.00
Minority Shareholders	2,718,970,589	1.56	3,976,644,431	2.63	6,695,615,020	2.08
Treasury Shares	13,587,179	0.01	11,807,708	0.01	25,394,887	0.01
Total	174,292,415,394	100.00	151,465,867,177	100.00	325,758,282,571	100.00
2. Corporate structure of the companies involved after the merger: Santander Brasil There was no change.

FREE TRANSLATION

a. Event	Total spinoff of Santander Investimentos em Participações SA, with transfer of portions of its equity to Santander Brasil and Santander Advisory Services SA
b. major conditions of the transaction

In Extraordinary General Meetings held on August 31st, 2009, the total spinoff of Santander Investimentos em Participações SA, with transfer of portions of its equity to Santander Brasil and Santander Advisory Services SA was approved pursuant to the terms of the Private Instrument of Protocol and Justification executed between the parties involved on July 29th, 2009.

The total spinoff was approved based on the balance sheets of the companies involved drawn up on June 30th, 2009, audited by specialized company Deloitte Touche Tohmatsu Auditores Independentes.  The value of the net equity of the company merged, transferred to Santander Brasil and Santander Advisory Services SA is R$979,758,052.15, with (i) R$69,412,851.48 having been transferred to Santander Advisory Services SA; and (ii) R$910,354,200.67 having been transferred to Santander Brasil.

From the strategic standpoint, the implementation of the corporate restructuring aimed at enabling the reduction of administrative costs and the rationalization and simplification of the corporate structure of Santander Brasil Group.

By virtue of the total spinoff, the company merged was extinguished and all of its assets, rights, duties, obligations and responsibilities were assumed by the mergors, without discontinuance of the activities, irrespective of any formalities other than the ones provided for by law.

c. Companies involved	Santander Investimentos em Participações SA (mergee); and Santander Brasil and Santander Advisory Services SA (mergors)

d. Effects of the transaction in the corporate structure, especially the participation of the controlling shareholder, of shareholders with more than 5% of the capital stock and of the managers of the issuer

The merger entailed an increase of the capital stock of Santander Advisory Services SA at the amount of R$69,412,851.48, increasing from R$48,126,956.29 to R$117,539,807.77 upon the issuance of 261,913 new common nominative nonpar shares, that were fully subscribed and paid up by Santander Brasil.

Taking into consideration that all shares issued by Santander Investimentos em Participações SA are held by Santander Brasil, there was no capital increase in Santander Brasil and the shares issued by Santander Investimentos em Participações SA held by Santander Brasil were extinguished.

The merger was submitted to the approval of the Central Bank and is currently pending.

FREE TRANSLATION

e. Corporate Structure before and after the transaction	1. Corporate structure of the companies involved, before the spinoff: Santander Investimentos em Participações SA
	Shareholders			ON Shares		%
	Santander Brasil			1,830,751,893		100
	Total			1,830,751,893		100
	Santander Brasil
	Shareholder	ON Shares	% ON Shares	PN Shares	% PN Shares	Total	% Total
	Grupo Empresarial Santander SL	72,504,460,154	41.60	61,391,761,173	40.53	133,896,221,327	41.10
	Sterrebeck BV	99,048,157,792	56.83	86,076,128,400	56.83	185,124,296,192	56.83
	Santander Seguros	7,239,680	0.00	9,525,465	0.01	16,765,145	0.00
	Minority Shareholders	2,718,970,589	1.56	3,976,644,431	2.63	6,695,615,020	2.06
	Treasury Shares	13,587,179	0.01	11,807,708	0.01	25,394,887	0.01
	Total	174,292,415,394	100.00	151,465,867,177	100.00	325,758,282,571	100.00
	Santander Advisory Services SA
	Shareholders		ON Shares	%
	Santander Brasil		179,226	100
	Total		179,226	100
	2. Corporate structure of the companies involved after the merger: Santander Brasil There was no change. Santander Advisory Services SA
	Shareholders	CN Shares		%
	Santander Brasil	446,139		100
	Total	446,139		100

FREE TRANSLATION

a. Event	Merger of AAB Dois into Santander Seguros
b. Major conditions of the transaction

In Extraordinary General Meetings held on September 30th, 2009, the merger of company AAB Dois into Santander Seguros was approved pursuant to the terms of the Private Instrument of Protocol and Justification and of the respective amendments, executed by the parties involved on July 29th and August 31st, 2009.

The merger was approved based on balance sheets of the companies involved drawn up on June 30th, 2009 and audited by specialized company Deloitte Touche Tohmatsu Auditores Independentes.

From the strategic standpoint, the implementation of the corporate restructuring aimed at enabling the integration of the businesses and activities, as well as the rationalization and simplification of the formation of the equity structure of the companies of Santander Brasil Group, as well as the reduction of administrative costs, especially the ones related to the legal and accounting obligations.

By virtue of the merger, the mergee was extinguished and all of its assets, rights, duties, obligations and responsibilities were assumed by the mergor, without discontinuance of the activities, irrespective of any formalities other than the ones provided for by law.

The merger was submitted to Superintendência de Seguros Privados – SUSEP for approval, which is still pending homologation.

c. Companies involved	AA Dois (mergee) and Santander Seguros SA (mergor)

d. Effects of the transaction in the corporate structure, especially the participation of the controlling shareholder, of shareholders with more than 5% of the capital stock and of the managers of the issuer

As allowed by the provisions of paragraph 1 of article 226 of the Corporation Law, the shares issued by AAB Dois held by Santander Seguros were extinguished by virtue of the merger.

Taking into consideration that all shares of the company merged were held by the mergor, there was no increase in the capital stock of Santander Seguros as a consequence of the merger; therefore, that net equity of the company merged was reported by the mergor as reclassification of assets and liabilities.

FREE TRANSLATION

e. Corporate structure before and after the transaction	1. Corporate structure of the companies involved before the merger: AAB Dois
	Shareholders			ON Shares		%
	Santander Seguros			865,376,245		100
	Total			865,376,245		100
	Santander Seguros
	Shareholder	ON Shares	% ON Shares	PN Shares	% PN Shares	Total	% Total
	Santander Brasil	5,625,784,887	100	5,625,403,234	100	11,251,188,121	100
	Total	5,625,784,887	100	5,625,403,234	100	11,251,188,121	100
	2. Corporate structure of the companies involved after the merger: Santander Seguros There was no change in the corporate structure.

FREE TRANSLATION

a. Event	Merger of Real Seguros Vida e Previdência into Santander Seguros
b. Major conditions of the transaction

In Extraordinary General Meetings held on September 30th, 2009, the merger of company Real Seguros Vida e Previdência into Santander Seguros was approved pursuant to the terms of the Private Instrument of Protocol and Justification and of the respective amendment, executed by the parties involved on July 29th and August 31st, 2009.

The merger was approved based on the balance sheets of the companies involved, drawn up on June 30th, 2009 and audited by specialized company Deloitte Touche Tohmatsu Auditores Independentes.

From the strategic standpoint, the implementation of the corporate restructuring aimed at enabling the integration of the businesses and activities into a single life insurance and pension plan company for all business, financial and legal purposes, as well as the rationalization and simplification of the formation of the equity structure of the companies of Santander Brasil Group, as well as the reduction of administrative costs, specially the ones related to the legal and accounting obligations.

As a consequence of the merger, the mergee was extinguished and all of its assets, rights, duties, obligations and responsibilities were assumed by the mergor, without discontinuance of the activities, irrespective of any formalities other than the ones provided for by law.

The merger was submitted to Superintendência de Seguros Privados – SUSEP for approval, which is still pending homologation.

c. Companies involved	Real Seguros Vida e Previdência (mergee); Santander Seguros (mergor)

d. Effects of the transaction in the corporate structure, especially the participation of the controlling shareholder, of shareholders with more than 5% of the capital stock and of the managers of the issuer

As allowed by the provisions of paragraph 1 of article 226 of the Corporation Law, the shares issued by Real Seguros Vida e Previdência SA held by Santander Seguros were extinguished by virtue of the merger.

Taking into consideration that all shares of the company merged were held by the mergor (AAB Dois was merged on the same date), there was no increase in the capital stock of Santander Seguros as a consequence of the merger; therefore, that net equity of the company merged was reported by the mergor as reclassification of assets and liabilities.

FREE TRANSLATION

e. Corporate structure before and after the transaction	1. Corporate structure of the companies involved before the merger: Real Seguros Vida e Previdência SA
Shareholders	ON Shares	%
Santander Seguros	99,309,064	50
AAB Dois	99,309,064	50
Total	198,618,128	100
Santander Seguros
Shareholder	ON Shares	% ON Shares	PN Shares	% PN Shares	Total	% Total
Santander Brasil	5,625,784,887	100	5,625,403,234	100	11,251,188,121	100
Total	5,625,784,887	100	5,625,403,234	100	11,251,188,121	100
2. Corporate structure of the companies involved after the merger: Santander Seguros There was no change in the corporate structure.

FREE TRANSLATION

a. Event	Merger of Real Capitalização SA into Santander Capitalização SA
b. Major conditions of the transaction

In Extraordinary General Meetings held on September 30th, 2009, the merger of company Real Capitalização was approved pursuant to the terms of the Private Instrument of Protocol and Justification executed between the parties involved on August 31st, 2009.

The merger was approved based on balance sheets of the companies involved drawn up on June 30th, 2009 and audited by specialized company Deloitte Touche Tohmatsu Auditores Independentes.

From the strategic standpoint, the implementation of a corporate restructuring aimed at enabling the unification of the capitalization transactions carried out separately by the companies involved, for all business, financial and legal effects, as well as the reduction of administrative costs, specially the ones related to the legal and accounting obligations, as well as the rationalization and simplification of the corporate structure of Santander Brasil Group.

As a consequence of the merger, the mergee was extinguished and all of its assets, rights, duties, obligations and responsibilities were assumed by the mergor, without discontinuing its activities, irrespective of any formalities other than the ones provided for by law.

The merger was submitted to Superintendência de Seguros Privados – SUSEP for approval and was duly approved.

c. Companies involved	Real Capitalization SA (mergee); and Santander Capitalização SA (mergor)

d. Effects of the transaction in the corporate structure, especially the participation of the controlling shareholder, of shareholders with more than 5% of the capital stock and of the managers of the issuer

As allowed by the provisions of paragraph 1 of article 226 of the Corporation Law, the shares issued by Real Capitalização SA held by Santander Capitalização SA were extinguished by virtue of the merger.

Taking into consideration that all shares of the company merged were held by the mergor, there was no increase in the capital stock of Santander Capitalização SA as a consequence of the merger; therefore, the net equity of the company merged was reported by the mergor as reclassification of assets and liabilities.

FREE TRANSLATION

e. Corporate structure before and after the transaction	1. Corporate structure of the companies involved before the merger: Real Capitalização SA
	Shareholders	ON Shares	%
	Santander Capitalização SA	5,118,000	100
	Total	5,118,000	100
	Santander Capitalização SA
	Shareholders	ON Shares	%
	Santander Seguros	64,614,988	99.99
	Santander Brasil	01	0.01
	Total	64,614,989	100
	2. Corporate structure of the companies involved after the merger: Santander Capitalização SA There was no change.

FREE TRANSLATION

a. Event	Partial spinoff of ABN AMRO Real Corretora de Câmbio e Valores Mobiliários SA, with transfer of the spunoff portion into Santander SA Corretora de Câmbio e Títulos
b. Major conditions of the transaction

In Extraordinary General Meetings held on September 30th, 2009, the partial spinoff of ABN AMRO Real Corretora de Câmbio e Valores Mobiliários SA, with transfer of the spunoff portion into Santander SA Corretora de Câmbio e Títulos was approved pursuant to the terms of the Private Instrument of Protocol and Justification executed between the parties involved on September 22nd, 2009.

The partial spinoff was approved based on the balance sheet of ABN AMRO Real Corretora de Câmbio e Valores Mobiliários SA drawn up on August 31st, 2009, audited by specialized company Deloitte Touche Tohmatsu Auditores Independentes.  The accounting net equity of ABN AMRO Real Corretora de Câmbio e Valores Mobiliários SA spun off to Santander SA Corretora de Câmbio e Títulos was R$1,000,000.00.

By virtue of the partial spinoff of ABN AMRO Real Corretora de Câmbio e Valores Mobiliários SA, all assets, rights and obligations related to the activities carried out by ABN AMRO Corretora de Câmbio e Valores Mobiliários deriving from brokerage and intermediation services rendered to clients were transferred to Santander SA Corretora de Câmbio e Títulos.

Based on the appraisal report of the net equities of the companies involved in the partial spinoff, appraised according to their accounting value, elaborated by Deloitte Touche Tohmatsu Auditores Independentes, the ratios governing the replacement of shares of the companies merged with shares of the mergor were approved: (i) each 1000 common or preferred shares issued by ABN AMRO Real Corretora de Câmbio e Valores Mobiliários SA having been replaced with 36.7042, shares issued by Santander SA Corretora de Câmbio e Títulos; and (ii) each 1000 common or preferred shares issued by ABN AMRO Real Corretora de Câmbio e Valores Mobiliários have been replaced with 23.2515 preferred shares insured by Santander SA Corretora de Câmbio e Títulos.

From the strategic standpoint, the partial spinoff represented an essential step in the process of consolidation of the investments of Santander Brasil Group, with the consequence strengthening of its operating and organizational structure, as it enabled the integration of brokerage transactions and intermediation services rendered to clients into only one company of Santander Brasil Group.

As a consequence of the partial spinoff, Santander SA Corretora de Câmbio e Títulos received the assets, liabilities and obligations that make up the equity of ABN AMRO Corretora de Câmbio e Valores Mobiliários SA, except for those that remained in the latter, as determined by the appraisal report, without discontinuance of the activities.

The partial spinoff was submitted to the Central Bank for approval, which is still pending.

FREE TRANSLATION

c. Companies involved	ABN AMRO Real Corretora de Câmbio e Valores Mobiliários SA (transferee) Santander SA Corretora de Câmbio e Títulos (transferor)

d. Effects of the transaction in the corporate structure, especially the participation of the controlling shareholder, of shareholders with more than 5% of the capital stock and of the managers of the issuer

The partial spinoff resulted in (i) the reduction of the capital of ABN AMRO Real Corretora de Câmbio e Valores Mobiliários SA at the amount of R$1,000,000.00, corresponding to the amount of the spun off portion transferred to Santander SA Corretora de Câmbio e Títulos, without the cancellation of shares; and (ii) increase of the capital stock of Santander SA Corretora de Câmbio e Títulos at the amount of R$1,000,00.00, corresponding to the portion of the equity transfer to Santander SA Corretora de Câmbio e Títulos, upon the issuance of 167,875,960 shares, of which 102,771,760 are common shares and 65,104,200 are preferred shares.

FREE TRANSLATION

e. Corporate structure before and after the transaction	1. Corporate structure of the companies involved, before the partial spinoff: ABN AMRO Real Corretora de Câmbio e Valores Mobiliários SA
	Shareholder	ON Shares	PN Shares	Total	% Total
	Santander Brasil	1,400,000,000	1,400,000,000	2,800,000,000	100
	Total	1,400,000,000	1,400,000,000	2,800,000,000	100
	Santander SA Corretora de Câmbio e Títulos
	Shareholder	ON Shares	PN Shares	Total	% Total
	Santander Brasil	22,574,322,158	14,300,414,837	38,874,736,995	99.99
	Santander Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda.	1,723	100,000	101,723	0.01
	Total	22,574,323,881	14,300,514,837	36,874,838,718	100.00
	ABN AMRO Real Corretora de Câmbio e Valores Mobiliários SA There was no change. Santander SA Corretora de Câmbio e Títulos
	Shareholder	ON Shares	PN Shares	Total	% Total
	Santander Brasil	22,677,083,640	14,365,519,036	37,042,602,676	99.99
	Santander Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda.	12,001	100,001	112,002	0.01
	Total	22,677,095,641	14,365,619,037	37,042,714,678	100.00

FREE TRANSLATION

a. Event	Merger of Santander Brasil SA Corretora de Títulos e Valores Mobiliários into Santander SA Corretora de Câmbio e Títulos
b. Major conditions of the transaction

In Extraordinary General Meetings held on September 30th, 2009, the merger of Santander Brasil SA Corretora de Títulos e Valores Mobiliários into Santander SA Corretora de Câmbio e Títulos was approved pursuant to the terms of the Private Instrument of Protocol and Justification executed between the parties involved on September 22nd, 2009.

The merger was approved based on the balance sheet of Santander Brasil SA Corretora de Títulos e Valores Mobiliários drawn up on August 31st, 2009, audited by specialized company Deloitte Touche Tohmatsu Auditores Independentes. The value of the net equity of the mergee transferred to Santander Brasil SA Corretora de Títulos e Valores Mobiliários was R$940,930.78.

Based on the appraisal report of the net equities of the companies involved in the merger, appraised according to their accounting value, elaborated by Deloitte Touche Tohmatsu Auditores Independentes, the following ratio was approved for the replacement of shares of the companies merged with shares of the mergor: (i) each 1000 common shares or preferred shares issued by Santander Brasil SA Corretora de Títulos e Valores Mobiliários were replaced with 7,109.6393 common shares issued by Santander SA Corretora de Câmbio e Títulos, and (ii) each lot of 1000 common or preferred shares issued by Santander Brasil SA Corretora de Títulos e Valores Mobiliários was replaced with 4,503.8508 preferred shares issued by Santander SA Corretora de Câmbio e Títulos.

From the strategic standpoint, the merger aimed at unifying the activities carried out separately by Santander Brasil SA Corretora de Títulos e Valores Mobiliários and by Santander SA Corretora de Câmbio e Títulos and to simplify the corporate structure of Santander Brasil group, with the consequent reduction of the administrative costs, especially the ones related to the legal and accounting obligations.

As a consequence of the merger, the mergee was extinguished and all of its assets, rights, duties, obligations and responsibilities were assumed by the mergor, without discontinuance of its activities, irrespective of any formalities other than the ones provided for by law.

The merger was submitted to the Central Bank for approval, which is still pending.

c. Companies involved	Santander Brasil SA Corretora de Títulos e Valores Mobiliários (mergee) Santander SA Corretora de Câmbio e Títulos (mergor)

d. Effects of the transaction in the corporate structure, especially the participation of the controlling shareholder, of shareholders with more than 5% of the capital stock and of the managers of the issuer

The merger entailed an increase in the capital stock of Santander SA Corretora de Câmbio e Títulos at the amount of R$940,930.78 upon the issuance of 157,959,701 shares, of which 96,701,034 are common shares and 61,258,667 are preferred shares.

FREE TRANSLATION

e. Corporate structure before and after the transaction	1. Corporate structure of the companies involved before the merger: Santander Brasil SA Corretora de Títulos e Valores Mobiliários
	Shareholder	ON Shares	PN Shares	Total	% Total
	Santander Brasil	9,201,397	4,400,000	13,601,397	99.99
	Santander Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda.	1	-	1	0.01
	Total	9,201,398	4,400,000	13,601,398	100.00
	Santander SA Corretora de Câmbio e Títulos
	Shareholder	ON Shares	PN Shares	Total	% Total
	Santander Brasil	22,574,322,158	14,300,414,837	38,874,736,995	99.99
	Santander Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda.	1,723	100,000	101,723	0.01
	Total	22,574,323,881	14,300,514,837	36,874,838,718	100.00
	2. Corporate structure of the mergor after the merger: Santander SA Corretora de Câmbio e Títulos
	Shareholder	ON Shares	PN Shares	Total	% Total
	Santander Brasil	22,773,779,445	14,426,777,699	37,200,557,144	99.99
	Santander Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda.	17,230	100,005	117,235	0.01
	Total	22,773,796,675	14,426,877,704	37,200,674,379	100.00

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a. Event	Merger of ABN Leasing into Santander Leasing
b. Major conditions of the transaction

In Extraordinary General Meetings held on September 30th, 2009, the merger of company ABN Leasing into Santander Leasing was approved pursuant to the terms of the Private Instrument of Protocol and Justification executed between the parties involved on September 14th, 2009.

The merger was approved based on the balance sheets of the companies involved drawn up on June 30th, 2009, audited by specialized company Deloitte Touche Tohmatsu Auditores Independentes.  The value of the net equity of the mergee transferred to Santander Leasing was R$610,544,702.21.

Based on the appraisal report of the net equity of the companies involved in the merger, elaborated on June 30th, 2009 by KPMG Corporate Finance Ltda. according to the market value and pursuant to the terms of article 264 of the Corporation Law, the following ratio was approved for the replacement of shares of the companies merged with shares of the mergor: each common share issued by ABN Leasing was replaced with 25.830580 common shares issued by Santander Leasing.

From the strategic standpoint, the merger aimed at simplifying the corporate structure of Santander Brasil, with the consequent reduction of administrative costs, especially the ones related to the legal and accounting obligations. From the corporate standpoint, the merger entailed an economy by virtue of the elimination of the abovementioned legal entity.  From the economic and financial standpoint, the merger entailed a greater operating efficiency by virtue of the uniformization of the accounting, financial and operating management, better internal controls, smaller management costs and equalization of procedures and information to the regulatory bodies of Santander Brasil Group.

As a consequence of the merger, the mergee was extinguished and all of its assets, rights, duties, obligations and responsibilities were assumed by the mergor, without discontinuance of the activities, irrespective of any formalities other than the ones provided for by law.

The merger was submitted to the Central Bank for approval and was duly approved by that body.

c. Companies involved	ABN Leasing (mergee) Santander Leasing (mergor)

d. Effects of the transaction in the corporate structure, especially the participation of the controlling shareholder, of shareholders with more than 5% of the capital stock and of the managers of the issuer

The transaction entailed an increase of the capital stock of Santander Leasing at the amount of R$610,544,702.21, as a consequence of which the capital stock, initially equal to R$8,559,283,645.56, became equal to R$9,169,828,347.77 upon the issuance of a total number of 497,858,376 common nominative nonpar shares.

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e. Corporate structure before and after the transaction	1. Corporate structure of the companies involved before the merger: Santander Leasing
	Shareholder	ON Shares	%ON Shares
	Santander Brasil	7,662,541,177	76.40
	Banco Bandene	2,365,566,287	23.59
	Minority shareholders	857,005	0.00
	Total	10,028,964,469	100.00
	ABN Leasing
	Shareholder	ON Shares	%ON Shares
	Santander Brasil	19,273,988	99.99
	Board Members	03	0.00
	Total	19,273,991	100.00
	2. Corporate structure of the companies involved after the merger: Santander Leasing
	Shareholder	ON Shares	%ON Shares
	Santander Brasil	8,160,399,466	77.52
	Banco Bandepe	2,365,566,287	22.47
	Minority shareholders	857,083	0.01
	Total	10,526,822,836	100.00

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a. Event	Global Offer of Shares
b. Major conditions of the transaction

In the meeting of the Board of Directors of Santander Brasil held on September 18th, 2009, the global offer was approved.

In the same meeting, the listing of Santander Brasil and the dealing in of Units issued by Santander Brasil in Level 2 of BM&FBOVESPA was approved.

The Global Offer was coordinated observing a firm settlement regime. The coordinators of the Global Offer were: (i) Santander Brasil, Banco de Investimentos Credit Suisse (Brasil) SA, Banco Merrill Lynch de Investimentos SA and Banco BTG Pactual SA, in relation to the distribution of the Units in Brazil; and (ii) Santander Investments Securities, Inc, Credit Suisse Securities (USA), LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC, in relation to the distribution of the Units abroad as ADRs, representing ADSs.

Pursuant to article 14, paragraph 2 of CVM Instruction No. 400/03, the total number of Units initially offered (without taking into consideration the Units of the supplementary lot) could have suffered, but has not, an increase of up to 4.76%, that is, up to 25 million additional Units represented by ADSs, under the same conditions and for the same price as the Units initially offered.

Still pursuant to the terms of article 24 of CVM Instruction No. 400/03, the total number of units/ADSs initially offered in the global offer (without considering the additional units mentioned above) suffered an increase of 6.85%, that is, 35,955,648 units represented by ADSs, under the same conditions and for the same price as the units/ADSs initially offered, as per the option of a supplementary lot granted to Credit Suisse Securities (USA), LLC and intended to meet an excessive demand throughout the global offer.

The Brazilian offer was intended to the retail, to non institutional investors and, in the institutional offer, to institutional investors.

On October 6th, 2009, the price of the units issued in the global offer was fixed and R$23.50 per unit and US$13.40 per ADS.  The units started to be negotiated at BM&FBOVESPA and NYSE as ADSs as of October 7th, 2009.

The other characteristics in terms of the global offer were reflected (i) in the Final Prospectus for the Public Offer of Primary Distribution of Share Deposit Certificates (Units) issued by Santander Brasil dated October 6th, 2009, available at www.santander.com.br/ri and on the web site of the Brazilian Securities’ Commission (CVM) and; (ii) at the Form-F1 also available on the web site of the company and on the web site of the Brazilian Securities’ Commission, as well as on SEC`s web site ( www.sec.gov).

On October 14th, 2009, the Central Bank homologated the increase in the capital stock of Santander Brasil as a consequence of the global offer.  On October 29th, 2009, the Central Bank homologated the increase of the capital stock deriving from the partial exercise of the Supplementary Lot Option of the International Offer.

The result of the global offer was disclosed pursuant to the terms of the Notice of Termination published on the issue of November 10th, 2009 of newspaper Valor Econômico.

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c. Companies involved	Santander Brasil

d. Effects of the transaction in the corporate structure, especially the participation of the controlling shareholder, of shareholders with more than 5% of the capital stock and of the managers of the issuer

As a consequence of the Global Offer, the capital stock of Santander Brasil was increased by 560,955,648 units (30,852,560,640 Common Shares and 28,047,782,400 Preferred Shares), totaling R$12,989 million, less the costs of issuance.

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e. Corporate structure before and after the transaction	1. Corporate structure before the transaction Santander Brasil
	Shareholder	CN Shares		% CN Shares	PN Shares	% PN Shares	Total	% Total
	Grupo Empresarial Santander SL	74,967,225,596		41.19	63,531,985,888	40.17	138,499,211,484	40.72
	Sterrebeck BV	98,527,083,105		54.09	86,492,330,355	54.69	186,010,413,460	54.89
	Santander Seguros	7,239,680		0.00	9,525,465	0.01	16,765,145	0.00
	Santander Insurance Holding SL	4,742,356,648		2.61	4,122,133,988	2.61	8,865,490,636	2.61
	Minority Shareholders	2,744,266,085		1.51	3,998,627,055	2.52	6,742,893,140	1.98
	Total	181,989,171,114		100.00	158,154,602,751	100.00	340,143,773,865	100.00
	Base-date 08.31.2009 2. Corporate structure after the transaction Santander Brasil
	Shareholder	CN Shares	% CN Shares	PN Shares	% PN Shares	Total	% Total
	Grupo Empresarial Santander SL	74,967,225,596	35.22	63,531,985,888	34.11	138,499,211,484	34.71
	Sterrebeck BV	98,527,083,105	46.76	86,492,330,355	46.45	186,010,413,460	46.62
	Santander Seguros	7,239,680	0.00	9,525,465	0.01	16,765,145	0.00
	Santander Insurance Holding SL	4,743, 356,648	2.23	4,122,133,988	2.21	8,865,490,636	2.22
	Minority Shareholders	33,596,826,725	15.79	32,046,409,455	17.23	65,643,236,180	16.45
	Total	212,841,731,754	100.00	186,202,385,151	100.00	399,044,116,905	100.00
	Base date 10.29.2009

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a. Event	Merger of Santander Asset Management Distribuidora de Títulos e Valores Mobiliários into Santander Brasil Asset
b. major conditions of the transaction

In an Extraordinary General Meeting and Partners’ Meeting held on November 30th, 2009, the merger of Santander Asset Management Distribuidora de Títulos e Valores Mobiliários into Santander Brasil Asset was approved pursuant to the terms of the Private Instrument of Protocol and Justification of Merger executed between the parties involved on November 25th, 2009.

The merger was approved based on the balance sheet of Santander Asset Management Distribuidora de Títulos e Valores Mobiliários drawn up on September 30th, 2009.  The balance sheet was based on the accounting value and was audited by specialized company Deloitte Touch Tohmatsu Auditores Independentes.

The value of the net equity of Santander Asset Management Distribuidora de Títulos e Valores Mobiliários transferred to Santander Brasil Asset was R$133,942,398.60.

Based on the appraisal report of the net equity of Santander Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda. dated September 30th, 2009, the following ratio was approved for the replacement of shares of the company merged with shares of the mergor:  each quota of Santander Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda. corresponds to 112,563061 new shares issued by Santander Brasil Asset.

The merger allowed the unification of the activities carried out separately by the mergee and mergor, as well as the simplification of the corporate structure of Santander Brasil Group, with the consequent reduction of administrative costs, especially the ones related to the legal and accounting obligations.

The merger was submitted to the Central Bank for approval, which is still pending.

c. Companies involved	Santander Asset Management Distribuidora de Títulos e Valores Mobiliários (mergee) Santander Brasil Asset (mergor)

d. Effects of the transaction in the corporate structure, especially the participation of the controlling shareholder, of shareholders with more than 5% of the capital stock and of the managers of the issuer

As a consequence of the merger of Santander Asset Management Distribuidora de Títulos e Valores Mobiliários  Ltda., the capital stock of Santander Brasil Asset was increased by R$68,00,000.00 upon the issuance of 7,654,288,149 new common shares, being initially equal to R$35,676,394.22 and increasing to R$103,676,397.22 divided into 12,493,834,153 common nominative nonpar shares.

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e. Corporate structure before and after the transaction	1. Corporate structure of the companies involved before the merger: Santander Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda.
	Shareholders	ON Shares	%
	Santander Brasil Santander Brasil Leasing	67,999,993 7	99.99 0.01
	Total	68,000,000	100
Santander Brasil Asset
	Shareholders	ON Shares	%
	Santander Brasil Board Members	4,839,546,001 3	99.99 0.01
	Total	4,839,546,004	100
2. Corporate structure of the companies involved after the merger: Santander Brasil Asset
	Shareholders	ON Shares	%
	Santander Brasil Santander Brasil Leasing Board Members	12,493,833,362 788 3	99.99 0.01 0.00
	Total	12,493,834,153	100

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a. Event	Merger of Santander Brasil Leasing into Santander Leasing
b. Major conditions of the transaction

In Extraordinary General Meetings held on November 30th, 2009, the merger of Santander Brasil Leasing into Santander Leasing was approved pursuant to the terms of the Private Instrument of Protocol and Justification of Merger executed between the parties involved on November 13th, 2009.

The merger was approved based on the balance sheets of the companies involved drawn up on September 30th, 2009 and audited by specialized company Deloitte Toche Tohmatsu Auditores Independentes. The value of the net equity of the mergee transferred to Santander Leasing was R$546,274,494.57.

Based on the appraisal report (elaborated by KPMG Corporate Finance Ltda.) of the net equity of the companies involved in the merger which, on September 30th, 2009, were appraised according to the market value pursuant to article 264 of the Corporation Law, the following ratio was approved for the replacement of shares of the company merged with shares of the mergor: each common share issued by Santander Brasil Leasing was replaced with 5.953164 common shares issued by Santander Leasing.

From the strategic standpoint, the merger aimed at simplifying the corporate structure of Santander Brasil Group, with the consequent reduction of administrative costs, especially the ones related to the legal and accounting obligations.  From the corporate standpoint, the merger entailed economy as a consequence of the elimination of the abovementioned company.  From the economic and financial standpoint, the merger entailed a better operating efficiency as a consequence of uniformization of the accounting, financial and operating managements, better internal controls, smaller management costs and equalization of procedures and information to the regulatory bodies of Santander Brasil Group.

As a consequence of the merger, the mergee was extinguished and all of its assets, rights, duties, obligations and responsibilities were assumed by the mergor, without discontinuance of the activities, irrespective of any formalities other than the ones provided for by law.

The merger was submitted to the Central Bank for approval and was duly approved by that body.

c. Companies involved	Santander Brasil Leasing (mergee) Santander Leasing (mergor)

d. Effects of the transaction in the corporate structure, especially the participation of the controlling shareholder, of shareholders with more than 5% of the capital stock and of the managers of the issuer

The merger entailed an increase of the capital stock of Santander Leasing at the amount of R$546,274,494.57.  As a consequence, the capital stock initially equal to 9,169,828,347.77, became equal to R$9,716,102,842.34, upon the issuance of 517,830,328 common nominative nonpar shares.

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e. Corporate structure before and after the transaction	1. Corporate structure of the companies involved, before the merger: Santander Leasing
	Shareholder	ON Shares	%ON Shares
	Santander Brasil	8,160,399,466	77.52
	Banco Bandepe	2,365,566,287	22.47
	Minority shareholders	857,083	0.01
	Total	10,526,822,836	100.00
	Santander Brasil Leasing
	Shareholder	ON Shares	%ON Shares
	Santander Brasil	86,984,049	99.99
	Board Members	03	0.00
	Total	86,984,052	100.00
	2. Corporate structure of the companies involved after the merger: Santander Leasing
	Shareholder	ON Shares	%ON Shares
	Santander Brasil	8,678,229,776	78.57
	Banco Bandepe	2,365,566,287	21.41
	Minority shareholders	857,101	0.02
	Total	11,044,653,164	100.00

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6.6. Indicate if any petition for bankruptcy was submitted, provided that based on a relevant amount, or whether a request for judicial or extrajudicial recovery of Santander Brasil was made, in the current status of such petitions

No petition for bankruptcy, judicial or extrajudicial recovery was made involving Santander Brasil.

6.7. Provide other information Santander Brasil deems relevant.

a. Event	Disposal of the ownership interest of Santander Brasil and of Santander Brasil Investimentos em Participações in Cielo
b. major conditions of the transaction

In the public offer for distribution of shares issued by Cielo held in 2009, Santander Brasil disposed of 86,663,769 shares and Santander Brasil Investimentos em Participações disposed of 18,043,207 common shares issued by the abovementioned company.

The partial sale of the shares of Cielo held by Santander Brasil Investimentos em Participações SA and Santander Brasil aimed at exercising the market value of the company and, as a consequence, the implementation of part of the investment.

c. Companies involved	Santander Brasil Investimentos em Participações SA; Santander Brasil

d. Effects of the transaction in the corporate structure, especially the participation of the controlling shareholder, of shareholders with more than 5% of the capital stock and of the managers of the issuer

There was no change in the corporate structure of Santander Brasil and of Santander Investimentos em Participações SA.
e. Corporate structure before and after the transaction	There was no change in the corporate structure of Santander Brasil and of Santander Investimentos em Participações SA.

a. Event	Disposal of the ownership interest held by Santander Brasil in Cielo, Serasa and Visa Inc. to Santusa
b. Major conditions of the transaction on September

On September 25th, 2009 the disposal, to Santusa, of the ownership interest held by Santander Brasil in Cielo was pursued according to the Share Purchase and Sale Agreement dated September 21st, 2009.

The sale prices defined between the parties were: (i) R$280,151,937.60 for the acquisition of 306,452 shares (200,000 common shares and 106,452 preferred shares of Visa Vale (corresponding to 15.32% of the capital stock of that company)) and (ii) R$1,709,801,151.60 for the acquisition of 98,264,434 shares of Cielo (corresponding to 7.2% of the capital stock of such company).

On October 6th, 2009, the sale of the ownership interest held by Santander Brasil, Serasa and Visa Inc.  to Santusa was accomplished pursuant to the terms of Share Purchase and Sale Agreements dated September 28th, 2009.

The sale prices stipulated between the parties were (i) R$58,606,292.80 for the acquisition of 781,970,517 shares issued by TecBan (corresponding to 20.82% of the capital stock of such company); (ii) R$149,134,579.20 for the acquisition of 143,082 shares issued by Serasa (corresponding to 3.83% of the capital stock of such company); and (iii) R$45,980,152.99 for the acquisition of 1,917,630 common class C shares issued by Visa Inc.

On September 21st, 2009, Santander Brasil disclosed a material fact about the sale of such ownership interests, informing that the sale price of the abovementioned ownership interest was stipulated on an arm’s length basis, based on the respective market value and that the capital gain acknowledged by Santander Brasil with the sales was estimated at R$2.1 billion before taxes.

c. Companies involved	Santander Brasil; Santusa; Cielo; Visa Vale; TecBan; Serasa; Visa, Inc.

d. Effects of the transaction in the corporate structure, especially the participation of the controlling shareholder, of shareholders with more than 5% of the capital stock and of the managers of the issuer

There was no change in the corporate structure of Santander Brasil.

With the disposal of the ownership interests mentioned above, Santander Brasil ceased to hold ownership interests in Visa Vale, Companhia Brasileira de Meios de Pagamento, TecBan, Serasa and Visa, Inc., which were transferred to Santusa.

e. Corporate structure before and after the transaction	There was no change in the corporate structure of Santander Brasil.

a. Event	Partnership with Getnet – Santander Conta Integrada
b. Major conditions of the transaction

On November 17th, 2009, Santander Brasil communicated to the market that it was holding negotiations with Getnet with a view to formalize and execute the necessary agreement so that the parties could, together, explore, develop and trade, in the Brazilian market, services consisting of the capture and processing of credit and/or debit card transactions.

On January 14th, 2010, the parties executed the major procedural and corporate documents to materialize the association; as a consequence, Santander Brasil and acquired an ownership interest in Santander GETNET Servicos para Meios de Pagamento S.A. (50% each).

On March 18th, 2010, Santander Brasil communicated the launch of the solution denominated Santander Conta Integrada.

The solution is intended to legal entities and congregates, in a single package, the financial products and services offered by Santander Brasil and the membership and accreditation services of commercial establishments for the acceptance of credit cards and/or debit cards (adherence).

With the launch of Santander Conta Integrada, Santander Brasil started to directly operate in the adherence market.

For further details about the Santander Conta Integrada solution, please refer to the presentations available on the web sites of Santander Brasil (www.santander.com.br/ri and www.santander.com.br/acionistas), as well as on the web site of the Brazilian Securities’ Commission  - CVM (www.cvm.gov.br).

c. Companies involved	Santander Brasil Getnet

d. Effects of the transaction in the corporate structure, especially the participation of the controlling shareholder, of shareholders with more than 5% of the capital stock and of the managers of the issuer

There was no change in the corporate structure of Santander Brasil
e. corporate structure before and after the transaction	There was no change in the corporate structure of Santander Brasil

a. Event	Memorandum of Understanding - TAA Externo (ATM machines)
b. Major conditions of the transaction

On February 11th, 2010,  Banco do Brasil SA, Banco Bradesco SA and Santander Brasil communicated that they executed, on that date, a memorandum of understanding with a view to make feasible the consolidation of the transactions of their respective ATM machine networks installed outside the branches such as those installed at airports, service stations, supermarkets, shopping malls, drugstores and bus terminals.

Upon completion of such transaction, the banks intend to have a business model that enables the access, by its clients, to approximately 11.000 ATM machines.  This model will provide a significant increase of the availability and expansion of the network, with an efficiency gain in relation to the current form of individualized usage of the self-service networks.

The model also contemplates the creation of a brand to identify the consolidated network.

c. Companies involved	Santander Brasil; Banco do Brasil SA; Banco Bradesco SA

d. Effects of the transaction in the corporate structure, especially the participation of the controlling shareholder, of shareholders with more than 5% of the capital stock and of the managers of the issuer

There was no change in the corporate structure of Santander Brasil
3. Corporate structure before and after the transaction	There was no change in the corporate structure of Santander Brasil

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7. Activities of Santander Brasil

 7.1. Briefly describe the activities undertaken by the issuer and its subsidiaries

Our business consists of three operating segments: Commercial Banking, Global Wholesale Banking and Asset Management and Insurance.

Commercial Banking: We focus on customer relationships, extending credit, services and products to individuals and corporations (other than global corporate customers who are served by our Global Wholesale Banking segment) through personal loans (including real estate and automobile financing, unsecured consumer financing, checking account overdraft loans, credit cards and payroll deductible loans), leasing, commercial loans, working capital lines and foreign trade financing. Our offer of products extends to private retirement plans, insurance, bills in collection and processing services. Our Commercial Banking operations also include private banking typically for individuals with investment assets of over R$1.0 million. Our business model is based on a tailored approach to the income class of each individual customer (high, middle and low income classes) in order to address their specific needs. We are particularly well positioned in the middle-income class (monthly income exceeding R$1,200 and below R$4,000) and the high-income class (monthly income exceeding R$4,000). We service our customers throughout Brazil primarily through our branch network, which, at December 31, 2009, consisted of 2,091 branches, 1,502 on-site service units located at our corporate customers’ premises, and 18,094 ATMs, as well as our Internet banking platform and our call center operations. We believe our retail operations have benefited significantly from the acquisition of Banco Real, by improving our geographic coverage of Brazil and complementing our client portfolios. For example, Banco Real has had a historically strong presence in the high-income class and SMEs, and in products such as automobile financing, while our strengths have historically been in the middle-income class and civil servant sectors, and in insurance products.

Global Wholesale Banking: We are a leading wholesale bank in Brazil and offer financial services and sophisticated and structured solutions to our customers, in parallel with our proprietary trading activities. Our wholesale banking business focuses on servicing approximately 700 large local and multinational conglomerates, which we refer to as Global Banking & Markets, or “GB&M” customers. In the year ended December 31, 2009, Brazilian operations represented approximately 30% of the Santander Brasil Group’s wholesale banking business measured by profit before tax. Our wholesale business provides our customers with a wide range of domestic and international services specifically tailored to the needs of each client. We offer products and services in the following key areas: global transaction banking, credit markets, corporate finance, equities, rates, market making and proprietary trading. Our customers benefit from the global services provided by the Santander Espanha Group’s integrated wholesale banking network and local market expertise. Our proprietary trading desk is under strict risk control oversight and has consistently shown positive results, even under volatile scenarios.

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Asset Management and Insurance: According to ANBIMA, as of December 31, 2009, our Asset Management segment had R$108.3 billion in assets under management, increase of approximately 20% over the same date in 2008, which makes us the fourth largest asset manager in Brazil with a 7.5% market share. We were chosen by Exame magazine in August 2009 as the best equity fund manager in Brazil. Our product offering includes fixed income, money market, equity and multi-market funds. As part of our insurance business, we offer primarily bank insurance products related to our core banking business, such as home, credit, life insurance and capitalization and pension products, to our retail and SME customers. On March 19, 2009, we acquired 50% of Real Seguros Vida e Previdência S.A. (formerly Real Tokio Marine Vida e Previdência S.A.). We believe that our strong branch network and client base will allow us to further expand the bank insurance business in a coordinated manner to individuals and SMEs, as well as large corporations. On August 14, 2009, we incorporated the shares of Santander Brasil Asset and Santander Seguros, asset management and insurance companies previously owned by Santander Spain, in order to consolidate our operations in Brazil. These transactions have been approved by the Central Bank are pending approval by the SUSEP (with respect to the insurance operations).

The following chart sets forth our operating segments and their main focuses.

Commercial Banking	Global Wholesale Banking	Asset Management and Insurance
Retail banking – Individuals – SMEs with annual gross revenues of less than R$30 million	Global corporate clients, or GB&M	Asset management
Enterprises with annual gross revenues in excess of R$30 million but less than R$250 million	Treasury	Insurance
Corporations with annual gross revenues in excess of R$250 million (other than global corporate clients)
Consumer finance

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7.2 In regard to each operating segment disclosed in the latest financial statements at the close of the business year or, when applicable, the consolidated financial statements, provide the following information:

a. products and services sold

a.1. Retail Banking:

Our retail banking customer base includes individuals and SMEs with gross annual revenues of less than R$30 million and certain government institutions. Individual customers are divided into private banking customers, with a minimum of R$1.0 million in assets available for investment; high-income customers, with monthly income in excess of R$4,000.00; mid-income customers, with monthly income between R$1,200.00 and R$4,000.00; and low-income customers, with monthly income below R$1,200.00. We believe that our specific customer classifications allow us to target customers with products that fit their particular needs. Our focus is on high- and middle-income customers, areas in which we see growth as a result of continued high social mobility in Brazil, accompanied by rising income levels.

We follow different service models for each customer class:

High-income customers: Our model includes exclusive branches and differentiated areas in our regular branches and is based on personal relationships with our account managers to provide privacy, priority and special attention to these customers.

Middle-income customers: We use a multi-channel service model, supported by our account managers. We provide differentiated services to customers who may become high-income clients.

Low-income customers: Our emphasis is on serving customers through alternative channels. In our branches, these customers are served using a standardized model through pools of managers with a sales-oriented approach. Differentiated services are offered to customers who may become middle or high-income clients.

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SMEs: For medium-size enterprises, our model is centered on a relationship with the account manager, while for small-sized enterprises we rely more on multi-channel distribution. Special platforms are used to offer differentiated services to clients with a high earnings potential.

At December 31, 2009, our retail banking operations had approximately 22.3 million customers, consisting of approximately 21.3 million individuals and 1.0 million SMEs, an increase of 1.3 million individuals and 97,000 SMEs, respectively, over December 31, 2008. At December 31, 2009, we had approximately 10.2 million active current account holders according to data from the Central Bank, an increase of 1.0 million customers over December 31, 2008.

The range of products and services we offer to our retail customers includes:

- current accounts, saving accounts and time deposits;

- loans to individual customers, including consumer finance, personal loans and payroll loans;

- credit cards;

- loans to SMEs;

- agricultural loans;

- mortgages;

- leasing;

- insurance and asset management products;

- private retirement plans; and

- cash management services for SMEs.

In our retail banking business, we provide a broad range of products and services and centralize our customers’ banking transactions in order to increase the number of products each customer uses. Our goal is to be our customers’ bank of choice, in particular in the high- and middle-income classes. In the six-month period December 31, 2009, our average individual customer had 13.9 banking transactions per month (including queries).

Deposit-Taking Activity

We offer our customers a variety of deposit products, such as:

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(a) current accounts (also referred to as demand deposits), which are non interest-bearing;

(b) traditional savings accounts, which currently earn the Brazilian reference rate for savings accounts (taxa referencial) plus 0.5% per month, as set by the federal government; and

(c) time deposits, which are represented by bank certificates of deposits, or “CDBs”, which normally have a maturity of less than 36 months and earn interest at a fixed or floating rate.

In addition, we accept deposits from financial institutions as part of our treasury operations, which are represented by interbank certificates of deposit, or CDIs, and which earn the interbank deposit rate. In addition to representing a significant source of stable funding for us, we regard each account holder as a potential customer for the full range of products and services we offer.

For a detailed breakdown of the amounts involving deposits, see section 10.1 – h.2.1.i

Loan Transactions

Retail Lending

We offer our retail lending products to customers through our extensive branch network and on-site service units. We divide our customers into categories based principally on their monthly income (for individuals) and annual gross revenues (for businesses). We tailor our products and services to the needs of each customer classification.

Personal Loans

Personal loans are similar to consumer credit, except for the fact that the proceeds can be used for general purposes. Personal loans mature in up to 48 months and the monthly installments that clients pay must not exceed 30% of their monthly salary.

Payroll Loans

Payroll loans are a typical retail product with a differentiated payment method. Monthly installments are deducted directly from the customer’s payroll by their employer and then credited to the bank. We believe that this significantly reduces the credit risk. Our customers are typically employees from the public sector or state pension holders (together representing approximately 73% of our payroll loans portfolio). No single entity is responsible for more than 10% of our payroll loans on aggregate. This product represents approximately 22% of the retail credit market in Brazil. We had an approximate market share of 7.4% in payroll loans at December 31, 2009, according to the Central Bank.

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Credit Cards

We participate in the credit card market by issuing Visa and MasterCard credit cards to our customers (deposit account holders and non-deposit account holders). Our credit card income includes interchange merchant fees, interest on credit card balances, annual cardholder fees and fees charged for cash advances. We market our credit cards through our branch network and direct sales (telemarketing, customer care centers and direct marketing campaigns). As of December 31, 2009, we had issued approximately 9.7 million credit cards, which were accepted at sales outlets worldwide. Our strategy is based on growing our market share and profitability through product innovation and aggressive customer acquisition efforts. Since 2006, we have launched credit card products designed to fit the needs of various customer profiles and aimed at encouraging demand for our products. These differentiated credit cards have allowed us to increase our card portfolio by approximately 66.1 % since 2006. Almost the entire growth in offering these products is due to our innovations, such as Santander Light, a credit card with a lower interest rate than other credit cards, and Santander Reward, a credit card that offers cash back.

On November 17, 2009, we announced the commencement of negotiations with Getnet in order to execute the contracts and corporate instruments needed to jointly operate, develop and sell services in the Brazilian market and to capture and process credit and/or debit cards transactions. The credit card industry is expected to grow approximately 20% annually and double its size in four years according to ABECS data. The formation of the joint-venture company, Santander Getnet Serviços para Meios de Pagamento S.A., which will be owned 50% by us and 50% by Getnet, was completed on January 14, 2010. We are pioneers in launching this acquisition model in Brazil.

Overdrafts

 Overdrafts (cheque especial) are made available through a clean credit facility, subject to a set limit for each customer based on a dynamic scoring system. Because it is an unsecured product, it carries a higher interest charge than any of our other financing operations.

Consumer Finance

We provide consumer finance products to deposit and non-deposit account holders through Aymoré Financiamentos S.A., a finance company specializing in providing consumer credit directly to borrowers or through intermediate agencies. At December 31, 2009, we had over 10,000 active dealers, 1,300 sales employees and approximately 120 branches throughout Brazil. Our core business, vehicle financing, comprised approximately 86.0% of our consumer finance business at December 31, 2009, and we had a 14.9% market share (13.4% Aymoré Financiamentos and 1.5% sales by branches) in terms of credit portfolio in the Brazilian vehicle finance business at the same date, according to the Central Bank. We specialize in the financing of goods and services through direct consumer credit or leasing. We also finance various products and services, such as computers, tourism, furniture, hospital and dental equipment, nautical equipment, automotive parts and services. We focus on offering fast credit approval, and our consumer finance business is supported by our long-standing relationships with important companies such as Renault, Peugeot, Citroën, Dell and Microsoft. Our acquisition of Banco Real was complementary to our preexisting operations because Santander Brasil had a relatively small market share in consumer finance operations compared to Banco Real.

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Mortgages

We offer loans to our customers for the purchase of real estate secured by mortgages. In 2005, we were the first bank in Brazil to offer a mortgage product with fixed monthly installments and a maturity of up to 10 years. We currently offer mortgages with a maturity of up to 30 years. We also offer credit lines to corporate customers in the real estate construction industry, so as to finance up to 80% of the project construction cost. We have a leading position in this business among private banks and at December 31, 2009, we had a 9.0% market share in Brazil in terms of amounts outstanding, according to the Central Bank.

In addition, as a result of the acquisition of Banco Real and our strategy of launching innovative products, we believe we have achieved a leading position among private banks in the housing loan sector. For example, we have used the Santander Group’s expertise in certain products, which have been successful in other countries, to launch the first mortgage loan offered by a private bank in Brazil with fixed or inflation index-linked installments with a 30-year maturity. At December 31, 2009, total housing loans, including real estate construction loans, amounted to R$9.0 billion, representing approximately 6.4% of our total credit portfolio.

On average, the loan-to-value ratio of our housing loans is 55%. We do not offer mortgage loans that do not meet the established standard; that is, we do not grant loans exceed 80% of the value of the property to be purchased, borrowers must meet certain minimum monthly income levels as evidenced by recent payroll information and tax returns, and payments may not exceed 27% of borrowers’ monthly income. Borrowers must provide satisfactory documentary evidence to confirm their employment or other types of revenues and to otherwise evaluate their credit risk profile.

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For a detailed breakdown of our loan portfolio amounts, see section 10.1 – h.2.1.

 Corporate Lending (for Customers Served by our Commercial Banking Segment)

We offer our corporate customers a wide range of credit products, including general corporate and working capital financing, leasing and foreign trade financing, as well as deposit-taking and other services. As of December 31, 2009, we had approximately 1.0 million SME customers, approximately 4,700 enterprise customers, who we define as companies with annual gross revenues of between R$30 million and R$250 million, and 600 corporate customers, who we define as companies with annual gross revenues exceeding R$250 million. Our corporate customers include companies drawn from all industry sectors. Our SME and corporate client coverage is handled by officers allocated according to the customer’s geographic location. We have client coverage officers in Rio de Janeiro, Belo Horizonte, Porto Alegre and Recife.

BNDES On-lending Transactions

 We provide medium- and long-term financing for the development of investment projects, the commercialization of machinery and equipment, exports and working capital. On these transactions, we act as the Accredited Financial Institution, transferring resources from BNDES (the National Economic and Social Development Bank), according to the latter’s rules and credit limits.

BNDES resources come from the Social Integration Program (Programa de Integração Social), or PIS/PASEP, the Worker Aid Fund (Fundo de Amparo ao Trabalhador), or FAT, the National Treasury and others. These resources are devoted to financing the country’s economic growth by financing expansion, modernization and infrastructure adaptation projects, including the acquisition of machines, equipment and heavy vehicles. These financings are generally granted at attractive interest rates and with a maturity rate of up to ten years, exceeding the maturity applicable to most other transactions in Brazil.

By financing loans with BNDES resources, Santander does not take risks on rates. We do however take credit risk on the borrowers, therefore we apply the same credit analysis criteria that we use for our other loans. This product is offered to every segment, including our Global Banking & Markets clients.

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Agricultural Lending

 Our agricultural lending program provides financing primarily for our global corporate clients and corporate medium- and large-sized customers. We finance the principal phases of the agribusiness chain, providing loans for harvesting, storage and sales, as well as investments in equipment. Loans are usually secured by mortgages and liens on crops and equipment. Due to our established presence in this sector, such loans represent a significant portion of our total credit portfolio.

 We offer our agribusiness customers general working capital loans, overdraft accounts, fund management, leasing and trade finance, as well as BNDES funding. Our goal is to allocate loans across agribusiness customers, limiting the average amount per transaction to approximately R$100 million. This loan allocation process is carried out in stages, resulting in lower borrower default rates in the agricultural sector. As determined by the Central Bank, Brazilian banks may use funds from their reserve deposits at a fixed rate of 6.75% per annum to fund agribusiness loans. Central Bank regulations require banks to channel at least 30% of cash deposits to agribusiness loans. If a bank is unable to meet this threshold, it is required to transfer the surplus amount to a non-interest bearing account with the Central Bank.

In 2009, we began offering insurance products for agribusiness operations through an agreement with Seguradora Brasileira Rural (SBR), a non Santander Brasil Group insurance company under which our customers are insured against weather risks, which ultimately mitigates our operational risk.

Leasing

We provide leasing for motor vehicles (including cars, vans and tractor-trailers), machinery, equipment and other items for personal and business-related use. As of December 31, 2009, our lease asset portfolio consisted of R$12.4 billion in motor vehicles and R$1.2 billion in machinery, equipment and other items for personal and business-related use. Our total leased asset portfolio at December 31, 2009 of R$13.6 billion is divided into the following classifications: individual customers (R$10.6 billion), corporate service customers (R$1.6 billion), industry sector customers (R$0.7 billion) and other classifications (R$0.7 billion). Leasing applications are subject to the same approval process as other individual or corporate credit operations, with initial analysis undertaken at the branch originating the transaction. If the customer is a corporate customer, a successful application is sent to the Credit Risk Department of Santander Brasil for further review. Leasing transaction terms are typically for a period between two and five years.

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 Private Banking

The private banking business serves a select group of clients with a minimum of R$1.0 million in assets available for investment. We aim to understand our clients’ short- and long-term objectives, needs and risk tolerance. Our relationship managers work to develop an on-going partnership offering the most compatible solutions for each client profile. The private banking business offers its clients a comprehensive range of financial products and services. As of December 31, 2009, our private banking business managed approximately R$27 billion in assets and had approximately 6,500 private banking accounts.

 a.2. Global Wholesale Banking

We are a leading wholesale bank in Brazil offering our customers financial services and sophisticated and structured solutions. In 2008, Banco Real’s wholesale banking divisions were successfully integrated with ours. In 2009, we have maintained our focus on four core pillars: (1) strengthening customer relationships, (2) emphasizing performance and productivity to ensure growth, (3) managing risk profiles, and (4) consolidating the recognition of our global brand for product distribution.

Our wholesale banking business focuses on Global Banking & Markets customers, approximately 700 large Brazilian companies and multinational conglomerates, including some of the largest companies in Brazil. We also serve multinational subsidiaries of our global clients. Our clients in this business span a range of industries, including energy and natural resources, telecommunications, finance, construction, infrastructure, agriculture, retail, industry (including automotive manufacturers) and service sectors. Coverage of these clients is allocated by industry.

Our wholesale banking customers benefit from the global structure of services provided by the Santander Espanha Group through its worldwide integrated wholesale banking network, global services solutions and local market expertise. The Santander Espanha Group has a global account management structure with a presence in Europe, the United States and elsewhere in Latin America. This structure enables us to provide services in an integrated manner. Our wholesale business provides our customers with a wide range of domestic and international services, and seeks to provide solutions specifically tailored to each customer’s needs. Global Wholesale Banking products and services are available not only to our GB&M clients, but also to corporate and SME customers.

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The main products and services we provide are:

Global Transaction Banking, which includes cash management, trade finance and funding alternatives for institutions with international operations;

Credit Markets, which includes origination units, distribution of structured credit and debt products, debt capital markets and project finance;

Corporate Finance, which includes mergers and acquisitions, asset and capital structuring and equity investments;

Equities, which includes capital markets, equity or security derivatives, exchange-traded derivatives, global custody and securities services, cash equities and equity research;

Rates, which offer our customers derivative products, foreign exchange transactions (including for individuals) and other financial and structured products;

Market Making, which is responsible for the pricing of client deals originated by the sales force from our corporate, institutional, private banking and retail operations; and

 Proprietary Trading Desk, which manages our proprietary books and is responsible for establishing a relevant presence as a leading liquidity provider across all local markets.

 Global Transaction Banking

We created our global transaction banking product areas to address our customers’ needs for local and global commercial banking solutions, particularly in the areas of trade finance transactions and cash management activities. At the Santander Brasil Group we have segregated these businesses from our corporate and investment banking operations as part of our worldwide strategy to address ongoing commercial and financial globalization and internationalization.

Trade Finance. We believe we have a strong market position in transactions involving cross-border financings and guarantees (both trade and non-trade) and trade services. According to the Banking Meeting Report, in 2009 we ranked third in Brazil in trade finance transactions and first in guarantees and import transactions. Our team of experts provides a complete range of products and services (including trade finance, trade services, export credit agency finance), particularly those related to import and export activities. We have recently developed a Global Services web portal, a delivery channel enabling exporters to create, send and control their export collection transactions.

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Cash Management. Our cash management business offers our customers local banking services and financial products. It provides lending, receivables financing and working capital lines, in addition to a variety of transactional services such as payments, collections, account balances and other cash management-related activities. The addition of Banco Real’s products, branches and customers has increased the scope of and expanded our cash management business to allow us to become one of the leaders in the Brazilian market in terms of the number of bills and amounts processed.

 In addition to our domestic branches, we operate a Grand Cayman branch, which is used primarily for funding purposes and to finance Brazilian trade-related transactions.

 Credit Markets

 Our credit markets operations are responsible for the project finance, debt capital markets, syndicated loans and acquisition finance areas.

Project Finance. Our project finance strategy, developed over the past six years, has brought Santader Brazil to the leading position in three out of four ANBIMA rankings in 2008 (auction advisory, financial advisory and structuring) and has again kept us in the leading position in 2009, but with stronger market figures compared to 2008. The market for project finance in Brazil grew significantly in 2009, reaching an historical high of nearly R$30.0 billion in non-recourse financing granted during this year. This development was once again supported by the Growth Acceleration Program, or “PAC” (Programa de Aceleração do Crescimento), a highly promoted government initiative, and Petrobras’ infrastructure demands for the Pre-Salt, a deep geological layer of oil basins which are located along the southeast Brazilian shore which, due to their depth (up to 8,000m below the sea surface, including up to 2,000m of rocky salt), require large technology and capital investments. We have participated in innovative transactions in the power, logistics and oil and gas sectors, and we believe we are well positioned in 2010 to participate in advising, structuring and financing infrastructure projects. The Santander Brasil Group is among the main project finance participants globally, and we are one of the market leaders in Brazil, as demonstrated by our consistently high rankings from ANBIMA in recent years, including first place in 2005, eighth in 2006, second in 2007 and first again in 2008. Additionally, in 2009, we received the Best Project Finance Deal award from Latin Finance for the Norbe VIII and IX financing for Petrobras, Brazil’s national oil company.

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Significant transactions in the past year included (1) advising on and closing the structuring of a financing package of R$8.7 billion for the Santo Antônio AHE on the Madeira River, of which R$3.2 billion will come from commercial banks; (2) closing the structuring of a R$1.0 billion, 18-month bridge loan in an innovative non-recourse structure for Concessionária Rota das Bandeiras, responsible for the Dom Pedro I toll road concession; and (3) advising and structuring a U.S.$1.34 billion financing package for Norbes VIII and IX Drilling Rigs, owned by Odebrecht Óleo e Gás.

Debt Capital Markets. We play an important role in both local Brazilian and international debt capital markets for Brazilian issuers. In the local debt market, we are one of the leading banks, ranking fourth in 2009 in terms of fixed income origination, according to ANBIMA. Our main transactions during 2009 included debentures issues for Tractebel Energia S.A., Elektro Eletricidade e Serviços S.A., Companhia Energética do Ceará – COELCE and Ecorodovias Concessões e Serviços S.A., and promissory note issues for Elektro Eletricidade e Serviços S.A., Companhia Energética do Ceará – COELCE and Concessionária Auto Raposo Tavares S.A. In 2008, we acted as lead manager in the offering of senior and mezzanine shares of Chemical III, a credit receivables investment fund, as well as lead arranger of financing for the acquisition of Empresa de Transmissão de Energia do Oeste by means of promissory notes issued by Terna Participações S.A., one of the largest electricity transmission groups in Brazil. In the international debt capital markets, we were ranked as the leading underwriter with respect to Brazilian issuers in the corporate bond league table in the first half of 2009, according to Bloomberg L.P. data. We have led the market with the most significant international debt offerings in 2009, including the largest U.S. dollar bond deal from a Brazilian issuer, the U.S.$4.0 billion dual-tranche transaction for Petrobras, and the benchmark-size 10-year transactions for Telemar Norte Leste S.A., Vale S.A., Votorantim Participações S.A., Gerdau S.A. and Construtora Norberto Odebrecht, as well as 5-year bonds for Cosan Combustíveis e Lubrificantes S.A. and for Construtora Norberto Odebrecht. In 2008, together with Banco Real, we managed international bond offerings for Gerdau, Braskem, Banco Sofisa, Banco Daycoval and Banco Fibra.

Syndicated Loans and Acquisition Finance. We are positioned as one of the leading banks in the syndicated loans market in Latin America and were presented with the “2009 Best Latin America Loan House” award by Latin Finance Magazine. Over the last few years we have structured several important transactions including (1) U.S.$178 million acquisition of Termonorte by Termogás, (2) the U.S.$725 million energy project take-out financing for the acquisition of Ipiranga Petroquímica by Braskem, (3) the U.S.$1.0 billion financing for the acquisition of Quanex Corporation by Gerdau (2008) and (4) the U.S.$18.0 billion financing for the acquisition of Inco by Companhia Vale do Rio Doce (CVRD), which at that time was the largest syndicated loan executed in Latin America (2006).

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Credit Sales. Our Credit Sales & Trading team is responsible for underwriting and distributing credit markets products in the Brazilian market. In addition to primary offerings, the team plays an active role in secondary trading, for both fixed-income instruments and loans, as well as in developing structured products. Recent deals include lead-manager roles in project finance syndications such as R$540.0 million bridge financing to Isolux S.A., R$400 million BNDES guarantees to OHL and R$350 million BNDES/BNB guarantees to Bons Ventos, as well as bookrunner roles in syndicated loans such as U.S.$500 million revolving credit facility for Odebrecht Overseas. In the local fixed income market, we underwrote and placed with institutional investors the deals mentioned in “—Debt Capital Markets”.

Corporate Finance

 Our corporate finance activities include mergers and acquisitions, asset and capital structuring and equity investments.

 Mergers and Acquisitions. Our corporate finance services are focused on developing customized solutions for customers in the mergers and acquisitions area. The transactions carried out by our mergers and acquisitions team include advisory services on acquisitions, sales, mergers, restructurings and project funding in a wide range of sectors, such as construction, agriculture, retail, telecommunications, energy, metals and minerals and financial services. Our role in merger and acquisition transactions usually involves a complete package of financial services, including the financing of acquisitions, structuring all transactions and settling the financing. In 2009, we acted as financial advisor in several important transactions, including the merger of Bertin S.A. and JBS S.A. to create the world’s largest animal protein producer; the acquisition of 100% of Intelig Telecomunicações Ltda., through a merger between Tim Part S.A. and Holdco Part Ltda.; the acquisition by Empresas CMPC S.A. of the Guaíba Unit from Fibria Celulose S.A.; and the sale of a stake in SantelisaVale to Louis Dreyfus Commodities. According to the ranking published by Bloomberg, in 2009 we were ranked first in financial advisory services in terms of volume of announced merger and acquisition transactions in Brazil, with approximately U.S.$20.4 billion in 18 announced transactions.

Asset and Capital Restructuring. This area is responsible for developing structures for financing assets, business promotion and optimization of capital investments. The principal activities involve capital and asset structuring, seed capital and carbon credits.

Equity Investments. We have recently started to evaluate businesses through our equity investments area for potential future private equity investments.

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Equities

Equity Capital Markets (ECM). We had a very strong year in 2009, acting as lead and/or joint bookrunner in the major equity offerings in Brazil and consolidating our leadership in ECM transactions. According to Bloomberg and Thomson Reuters, in 2009 we were the leading bank in terms of volume for equity capital market transactions in Brazil and Latin America. We participated as lead bookrunner in Banco Santander Brasil’s U.S.$7.5 billion initial public offering, the world’s largest IPO in 2009 and Brazil’s largest transaction to date, and in Direcional Engenharia’s initial public offering, and as joint bookrunner in the initial public offerings of Cetip S.A. and Cielo, and in the follow-on offerings of Rossi Residencial S.A., Iguatemi Empresa de Shopping Centers S.A., Cyrela Brazil Realty S.A., MRV Engenharia e Participações S.A., BRMalls Participações S.A., Anhanguera Educacional Participações S.A., Marfrig Alimentos S.A., and Brasil Foods S.A.

Equity or Securities Derivatives. We provide an array of services through our Equity or Securities Derivatives desk. Our team is comprised of Structuring, Sales and Trading. Equity or security derivatives products are designed to meet the requirements of our corporate, institutional, high-net worth individual or retail customers. Our offerings comprise Brazilian indices and stocks, international indices, stocks, baskets and hybrid baskets and commodities. Our product range includes listed options, delta 1 structures, OTC trades, exotic options and structured notes. These products are used for hedging, leverage, financing and investment products.

Exchange Traded Derivatives. We are a full-service execution and clearing provider of futures and options. We assist corporations and financial institutions in trading futures in Brazil or in other parts of the world. Through our fully integrated platform, we provide execution and clearing services on a global basis. Our specialists help clients achieve their business objectives when trading listed derivatives. Our customers are able to trade through direct market access (DMA) solutions or other third-party order routing providers. We also have a dedicated structure that provides our customers with tailor-made solutions to suit their specific needs.

Global Custody & Securities Services. We provide specialized fiduciary services in Brazil to global and domestic investors, including global custodians, investment banks, pension funds, insurance companies, broker dealers, asset managers and private equity firms. Our range of products and services includes custody and clearing services (for equity, fixed income and derivatives products), local representation for foreign investors, proxy voting, securities lending, risk analysis services, transfer agent services, shareholder services, trustee services (Corporate Trust Services and Escrow Accounts), as well as local administration of mutual funds, trade receivables (FIDC) and private equity funds (FIP).

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Cash Equities. We provide cash equities services to foreign and local investors and institutions mainly through our brokerage house, Santander Corretora. Our cash equities sales trading team is recognized within the industry for its quality of execution, the strength of its relationship with clients and the quality of its research on the Brazilian and Latin American markets. Our brokerage house serves individual investors trading at BM&FBOVESPA. It provides differentiated services through specialist managers. Through our Equity Floors (Salas de Ações), installed in 90 Santander Brasil branches, investors are able to manage their portfolios on-line, with access to both historical price information and the most recent industry and company analyst reports, including those prepared by our analysts and tailored to the needs of our clients. At December 31, 2009, we had more than 200 brokers and sales personnel, most of them located on our Equity Floors, to assist our customers. We also provide settlement services, securities services, program trading and DMA (Direct Market Access).

Equity Research. Our equity research team covers nearly 90 Brazilian companies in 18 different sectors, comprising a major part of the Índice Bovespa (the “Ibovespa”, the main indicator of the Brazilian stock market’s average performance). Our team is part of a Latin American equity research group. Our research services include the publication of research reports, conferences (“Latam Conference” in Cancun, usually in January, and “Brazil Conference” in Guarujá, São Paulo, usually in August), weekly events (“Quinta-feira no Santander” (Thursdays at Santander)), analysts’ road shows, non-deal company road shows and investor trips (specific agendas provided to small groups of institutional investors for visits to companies). Our equity research team was ranked third in 2008 among equity research teams (up from eighth in 2007), according to the 2008 Institutional Investor II survey.

Rates

Our rates business offers our clients a variety of treasury products, including institutional investors, corporate clients and individuals. We provide sophisticated and innovative derivative products to help our customers manage market risk exposure to foreign exchange rates and interest rates. We believe we have an effective client coverage model based on a dedicated sales team for each client segment, enabling us to maintain specialists committed to providing for the specific needs of our individual clients. In addition, we have structuring and product development teams that work to maintain a cutting edge portfolio of innovative client solutions. The Santander Brasil Group’s global network, with its strong presence in Europe and Latin America, affords us the ability to offer a wide range of international products as an integrated service for our local customers. Furthermore, through a new project we launched known as Santander Global Connect (SGC), following the Santander Espanha Group’s success with this product in other markets, such as Spain and Portugal, we offer treasury products as a standardized solution to our customers, providing hedge and yield enhancement to middle and retail market companies and to individuals. We have implemented extensive suitability processes designed to ensure that customers understand and accept the risks involved in the derivatives market.

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Our foreign exchange sales force is strategically located within our main office in São Paulo and throughout eleven regional offices, primarily located in South and Southeast Brazil.

Market Making

The market making area is responsible for the pricing of client deals originated by the sales forces from our corporate, institutional, private banking and retail operations. Risks arising from those deals are covered in the market through the dynamic hedging activity portfolio managed by a specialized and dedicated team.

Our market presence through market-making activities allows us to offer our clients a broad variety of products and structures, while creating synergies with the sales force and a better understanding of their needs. These aspects have led to a significant presence on rates products, more competitive prices for our clients and sustainable results for the organization.

The market-making desk must comply with risk control policies established by our senior management and also with those applied worldwide by the Santander Espanha Group. All positions and processes are strictly monitored and controlled by specialized market and operational risk teams and finance and compliance departments.

 Proprietary Trading Desk

 The proprietary trading area is responsible for managing our proprietary books and establishing a relevant presence as a liquidity provider across all local markets. In managing our books, we seek to maintain recurrent results for each single individual book with the main objective of preserving capital. The decision-making process is based on fundamental aspects of each market, supported by technical views. Strict observance of these principles has allowed this activity to present sustainable results for the organization. The proprietary trading desks must comply with risk control policies established by our senior management and also with those applied worldwide by the Santander Espanha Group. All positions and processes are strictly monitored and controlled by specialized market and operational risk teams and finance and compliance departments. Proper risks management for each financial market area and sustainable initiatives, such as social, environmental and corporate governance criteria are also part of our proprietary trading activity.

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 Correspondent Banking

Our international correspondent banking operations include trade financing and funding from correspondent banks. Our trade financing activities consist of import and export financing. Import financing generally involves a loan or a letter of credit in the relevant foreign currency of the commercial transaction. Export financing generally involves pre-export financing and consists of a foreign currency advance to an exporter. Both export and import financings are extended in U.S. dollars or the relevant foreign currency of the commercial transaction.

We apply the same credit approval process and control policies to our trade financings that we apply to the rest of our lending operations.

 a.3. Asset Management and Insurance

Asset Management

Through Santander Asset Management, we manage and administer third-party funds (on a discretionary and non-discretionary basis in terms of investment decisions), by means of mutual funds, pension funds and individual and corporate investment portfolios. At December 31, 2009, we had R$108.3 billion (according to ANBIMA data) in assets under management and over 700,000 clients. Santander Asset Management was the fourth-largest asset manager in Brazil in terms of assets under management.

Our offer of investment funds includes fixed income, money market, equity and multi-market funds (i.e., funds that do not focus on a specific type of risk and, therefore, offer greater diversification).

We maintain solid practices which value sound performance management, while at the same time placing strong emphasis on risk management and internal controls.

 We introduced the first socially responsible fund in Latin America, the Ethical Fund, and in 2008 we became signatories to the Principles for Responsible Investment, an initiative taken by the United Nations to encourage financial and capital markets to search for sustainable development projects through the use of social, environmental and corporate governance metrics in investment decisions.

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 Insurance

We offer our retail and SME customers various insurance products, including life and personal injury insurance, homeowner’s insurance, credit life insurance, credit card loss and theft insurance and private retirement plans, which are considered insurance for regulatory purposes, although they resemble private retirement plans, and capitalization products (savings account products generally requiring that a customer deposit a fixed sum with us). We carry out our insurance operations through three insurance companies and two capitalization companies.

Insurance Companies. Santander Seguros provides life, personal injury and credit life insurance products and private retirement plan products. Santander Brasil Seguros provides homeowner, credit card loss and theft insurance products.

Capitalization Company. Santander Capitalização offers bank insurance products with low risk product types and low complexity which generally offer favorable margins. For capitalization products and private retirement plans, we offer products directed at various risk profiles, depending on our various customers’ needs. We have a strong presence in the insurance market.

Our acquisition of Banco Real was complementary to our preexisting insurance business to the extent that we had higher overall penetration in insurance products while Banco Real had historically higher retention rates. In addition, Banco Real had better rates in providing third-party private retirement plans. Banco Real did not have as extensive a range of life insurance products and customers as we did.

We have implemented a corporate restructuring in order to consolidate all of our Brazilian insurance operations into Santander Brasil. This included the incorporation of shares, on August 14, 2009, of Santander Brasil Asset and Santander Seguros,, Brazilian asset management and insurance businesses that were previously beneficially owned by Santander Espanha, including Santander Seguros, Santander Brasil Seguros S.A., Santander Capitalização, Real Capitalização S.A. (incorporated by Santander Capitalização) and Real Seguros Vida e Previdência S.A. (incorporated by Santander Seguros). In march 2009 we began consolidating these insurance companies into Santander Brasil and completed the corporate reorganization on August 31, 2009.

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 Insurance Brokerage Services

 We distribute insurance products of some of Brazil’s largest public and private insurance companies. We concentrate on selling products issued by Santander Seguros or Santander Brasil Seguros S.A., which represented almost 82.0% of our insurance premiums in the year ended December 31, 2009. The products we distribute as part of our insurance brokerage services include life, automobile, property and casualty, industrial equipment and crop insurance. We focus on simple standardized banking product-related insurance mainly intended for the retail business. We cross-sell such insurance products, for example, credit life insurance, with our banking products.

The products are sold through our distribution network and we receive a service fee from the insurance providers based on the insurance sales. All risks are assumed by, and all premiums are payable to, the relevant third-party insurance providers (including Santander Brasil insurance providers).

As of December 31, 2009, the breakdown of insurance premiums in connection with insurance distributed by Santander Brasil Group insurance companies was as follows: Santander Seguros (life), 78.0%; Santander Brasil (personal property), 12.0%; and third-party companies (automobile, property), 10.0%. The breakdown for insurance premiums distributed by Banco Real insurance companies was as follows: Real Seguros Vida e Previdência, 67.0% and the others, 33.0%. We believe that having consolidated the insurance business will maximize our participation in the insurance brokerage services market. We intend to maintain our focus on insurance distribution through bank branches while capitalizing on our ability to grow business operations in various segments, including pensions, life, credit life, accidents, homeowners and credit card loss and theft.

 b. revenues from the segment and its share of Santander Brasil’s net revenues

 Revenues from the segment and its share of the issuer’s net revenues

	2009	Share of issuer’s revenues	2008	Share of issuer’s revenues
Commercial Banking	22,700.00	84.2%	22,006.1	87.1%
Global Wholesale Banking	3,466.8	12.9%	2,811.1	11.1%
Asset Management and Insurance	786.6	2.9%	437.5	1.7%
Total	26,953.4	100%	25,254.7	100%

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Note: The year 2007 is not comparable with 2008 and 2009 on account of the acquisition of Banco Real in 2008.

c. earnings or loss resulting from the segment and its share of Santander Brasil’s net income

Earnings or loss resulting from the segment and its share of the issuer’s net income

	2009	Share of issuer’s net income	2008	Share of issuer’s net income
Commercial Banking	2,337.8	53.6%	1,583.0	57.4%
Global Wholesale Banking	1,717.3	39.4%	987.7	35.8%
Asset Management and Insurance	305.3	7.0%	188.2	6.8%
Total	4,360.4	100%	2,758.9	100%

Note: The year 2007 is not comparable with 2008 and 2009 on account of the acquisition of Banco Real in 2008.

 7.3 In relation to the products and services corresponding to the operational segments covered in section 7.2, describe:

a. the characteristics of the production process

In the Brazilian financial market, the directives concerning major products are provided by regulatory bodies. It is incumbent on the banks to adjust these products authorized to be sold to the reality of each institution.

 The large majority of banking products are already structured, and the only control variables are the offer and quality control. The commercial area makes the offer through its different distribution channels, while quality control, besides the commercial area itself, rests with support areas specialized in this service, such as the consumer service unit and the Ombudsman.

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b.  characteristics of the distribution process

 Our distribution network provides integrated financial services and products to our customers through a variety of channels, including branches and on-site service units (postos de atendimento bancário, or PABs) and complementary distribution channels such as ATMs, call centers and other alternative direct sales distribution channels like Internet banking. These distribution channels are concentrated in the South and Southeast, Brazil’s wealthiest regions measured in terms of GDP per capita (representing approximately 73.0% of Brazil’s GDP in 2007). As a result of our acquisition of Banco Real, we expanded our distribution network.

The following table presents our principal outlets at December 31, 2009.

At December 31, 2009

Branches           2,091

PABs (on-site service units)      1,502

ATMs 18,094

Branch Network

Our branch network offers our customers our entire range of products and services. Even during the integration process, in 2009, we opened 20 new branches, expanding our branch network. In 2008, we opened nearly 50 new branches and have plans to open an additional 600 new branches through 2013. In 2007, we closed four branches and Banco Real opened 47 branches.

The table below shows the number of our branches across Brazil’s regions at the dates indicated.

		At December 31,		Change, At December 31, 2009 vs. December 31, 2008
	2009	2008	2007(1)	#	%
Central West	72	71	13	1	1.4%
Northeast	176	174	11	2	1.1%
North	31	30	3	1	3.3%
Southeast	1,533	1,530	726	3	0.2%
South	279	278	151	1	0.4%
Total	2,091	2,083	904	8	0.4%

(1) Does not include Banco Real branches.

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The following map shows the geographical distribution of our branch network, each region’s share of 2008 GDP and our market share, according to the Central Bank. Market share is calculated by dividing the number of our branches in the region by the number of branches for all principal banks in such region at December 31, 2009.

 Source for GDP: IBGE

PABs – On-Site Service Units

 We offer daily banking services to our corporate customers and their employees through our on-site service units located on their premises, as well as in hospitals and universities. Our on-site service units are generally the exclusive point of sale on the premises where they are installed. We believe that the presence of on-site service units at our customers’ offices strengthens our relationships with them while building customer loyalty with those individuals who benefit from the convenience of conducting their banking transactions at their workplace. We believe that on-site service units are an important, low-cost and low-risk way of expanding and maintaining our customer base.

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The table below shows the number of our on-site service units across Brazil’s regions on the dates indicated.

		At December 31,		Change, December 31, 2009 vs. December 31, 2008
	2009	2008	2007(1)	#	%
Mid West	72	71	13	1	1.4%
Northeast	176	174	11	2	1.1%
North	31	30	3	1	3.3%
Southeast	1,533	1,530	726	3	0.2%
South	279	278	151	1	0.4%
Total	2,091	2,083	904	8	0,4%
(1) Does not include Banco Real.

Complementary Distribution Channels

We also distribute our products and services through complementary distribution channels, which we believe contribute significantly to an increase in product sales and banking transactions. Together with our branches, these channels enable us to reach clients in an efficient manner. These complementary distribution channels consist of ATMs, Internet banking and call centers. These distribution channels provide our customers with a significant amount of information, which is an important means of direct sales. Because of their low cost and high service volume capability, we believe that complementary distribution channels are an important way to reach certain customers, in particular those in the low income class where we are able to have a more effective relationship with a broader customer base.

 ATMs

 We operate an extensive network of over 18,000 ATMs, including those located in our branches and on-site service units. In addition, our customers have access to the “Banco 24 Horas” network of approximately six million ATMs of over 40 participating banks located throughout Brazil, through which they may access their accounts and conduct banking transactions, typically by paying a per-transaction fee. On February 11, 2010, we entered into a joint memorandum of understanding with Banco do Brasil S.A. and Banco Bradesco S.A. with the aim of consolidating the operations of our and their outdoor ATMs, such as those installed in airports, gas stations, supermarkets, shopping centers, drugstores and bus terminals. The memorandum of understanding is non-binding, and the banks intend to conclude the transaction in the summer of 2010.

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 The following table shows the number of our ATM machines across Brazil’s regions on the dates indicated.

		At December 31,		December 31, 2009 and December 31, 2008
	2009	2008	2007(1)	#	%
Mid-West	714	699	22	15	2.1
Northeast	1,647	1,599	76	48	3.0
North	390	394	30	(4)	(1.0)
Southeast	13,302	13,431	5,844	(95)	(0.7)
South	2,041	1,997	243	44	2.2
(1) Does not include Banco Real.

 Individuals and SMEs can also access their accounts through the Internet or by telephone to conduct banking transactions at their convenience, such as obtaining account information, conducting transactions, contracting loans, making payments or contacting a bank representative.

Call Centers

 Our call centers can be used by customers to make inquiries, execute payment transactions or apply for products and services, such as personal loans. A portion of our call center personnel is dedicated to contacting current account holders to offer them additional products and services, in particular insurance and credit cards. Our call centers also have a unit that handles customer requests for the cancellation of products or services.

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The following table presents summarized financial and operating statistics for our call centers.

		At December 31,		December 31, 2009 and December 31, 2008
	2009	2008	2007	#	%
Number of individual customers (in
thousands)	2,216	2,312	2,039	(96)	(4.2)
PAS(1)	3,976	3,684	3,154	292	7.9
Headcount	6,516	6,206	5,347	310	5
Percentage of using customers per month	27%	28%	27%	-	-
(1) Work stations set up for call center activities.

Internet Banking

 We view Internet banking as a key instrument for offering our customers additional products.

The following table presents summarized operating statistics for our Internet banking.

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	At December 31,			December 31, 2009 and December 31, 2008
	2009	2008	2007	#	%
Number of individual customers (in thousands)	1,790	1,731	1,486	59	3.4
Percentage of using customers	22%	21%	20%	-	-

c. characteristics of the markets where we operate, especially:

i. Share in each market

c.i.1. Retail

We operate in the retail market, serving individuals and companies (small and medium-sized companies with annual revenue less than R$ 30 million) and some government institutions and universities.

As of December 31, 2009, we have 12.89% market share of credit for individuals (not including vehicles), or R$ 29,606 million in the portfolio. In detail, we have:

-Overdraft - individuals - 19.17%

-Personal Credit - individuals - 19.68%

- Payroll Loans - 7.38%

- Credit Card - 9.87%

- Purchase of Goods - 19.84%

- Other Loans - individuals - 15.19%

In the retail market for corporations, we have as of December 31, 2009 5.29%, or R$ 23,598 million in the portfolio. In detail:

- Working Capital - 3.88%

- Guaranteed Account - 6.74%

- Factoring - 1.64%

- Other - corporations - 7.10%

In funding, we have as of December 31, 2009 the share of 6.17% or R$ 71,549 million.

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- Cash deposits - 5.80%

- Time Deposit (BDC) - 6.60%

- Savings - 5.47%

- Finally, in social security and asset management, we have the following market shares:

- Social Security - 9.14%, or R$ 13,579 million

- Retail Funds - 12.39%, or R$ 34,947 million

c.i.2 Global Wholesale Banking

We are a leading wholesale bank in Brazil, offering financial services and sophisticated and structured solutions for our clients in parallel with our activities of proprietary treasury desk. Our wholesale businesses focus on services to approximately 700 major local and multinational conglomerates, which we refer to as Global Wholesale Banking clients. For six-month period ended June 30, 2009, the Brazilian operations accounted for approximately 30% of the wholesale banking business of the Santander Brasil Group in terms of net profit. Our wholesale banking activities provide our customers with a broad portfolio of products and local and international services that are targeted to their specific needs. We offer products and services in the areas of Global Transaction Banking, Credit Markets, Corporate Finance, Equities, Rates, market makingn and proprietary treasury desk. Our customers benefit from the global services provided by the integrated wholesale network of the Santander Spain Group and our experience in the local market.Our proprietary trading desk is under strict supervision of risk management and has consistently shown positive results, even under scenarios of high volatility. Operating profit before taxes allocated to the Global Wholesale Banking segment for the year ended December 31, 2008 was R$ 1,526 million, an increase of R$ 43 million compared to R$ 1,483 million in 2007. Excluding the effect of the acquisition of Banco Real, operating profit before taxes allocated to the Global Wholesale Banking segment for the year ended December 31, 2008 was R$ 1,377 million, a decline of 7% or R$ 106 million against R$ 1,483 million in 2007.

c.i.3. Asset Management and Insurance: On December 31, 2009, we held R$ 108.3 billion (according to data published by ANBIMA) in assets under management, more than 700,000 customers and Santander Asset Management was the fourth largest manager of third-party resources in Brazil in terms of assets under management.

For the insurance product, the table below shows the division of our market share as of December 31, 2009:

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Year ended December 31, 2009 (1)
Life insurance	5,7%
Personal accident insurance	7,5%
Loan protection insurance	19,8%
Home insurance	5,5%
Capitalization	9,0%
Private pensions	10,6%

Source: SUSEP and the National Federation of Private Pension and Life – FenaPrevi

(1)   Includes 100% of the earnings of Real Seguros Vida e Previdência for the whole period.

 ii. competitive conditions in the markets

 The Brazilian financial system has experienced an important structural shift, from the high inflation environment in the 1980s and early 1990s towards greater monetary and macroeconomic stability since 1994, with the introduction of the Plano Real, a set of measures taken by the government to stabilize the economy. Prior to 1994, the banking industry benefited from high inflation rates (which, according to the Central Bank, reached 34.7% of the sector’s total revenues at its peak) and was characterized by the strong presence of state-owned banks and regulatory limitations on the participation of foreign financial institutions, resulting in lower competitiveness and generally inefficient cost structures. The monetary stability achieved in 1994 led to a continuous increase in the demand for credit in Brazil. This increase, combined with the loss of inflationary gains, pressured the banking industry to improve operational efficiency, resulting in a period of rationalization and consolidation. The Brazilian government actively monitored this process by creating programs designed to protect savings, including measures to ensure systemic solvency, reduce the participation of state-owned institutions, and strengthen competition among private banks. The federal government also reduced restrictions on the entry of foreign banks into the Brazilian market and, as a result, their market share increased significantly.

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Main Market Players

According to data published by the Central Bank as of April 30, 2010, there were 138 multiple service banks, 19 commercial banks, 17 investment banks and numerous brokerage firms, finance houses and other financial institutions in Brazil.

Public Sector

 In spite of the process of privatization and consolidation in the banking industry, the Brazilian federal and state governments still control major commercial banks and other financial institutions. Government-owned banks play an important role in the Brazilian financial system, representing 42.0% and 30.7% of the banking system’s total deposits and total assets at December 31, 2009, respectively. Government-owned banks also have a stronger presence in markets such as mortgage loans and agricultural credit than privately owned banks and act as regional development agencies.

- The three main financial institutions controlled by the federal government are:

- Banco do Brasil S.A., a multiple service bank offering a wide range of banking products to both the public and private sectors, and the Brazilian government’s main financial agent;

- Caixa Econômica Federal, or “CEF”, the federal savings bank, a multiple service bank involved mainly in taking deposits, providing home loans and financing urban infrastructure projects; and

- BNDES, which offers medium and long-term financing to the Brazilian private sector, particularly the industrial sector. BNDES offers financing directly and indirectly through on-lending to other financial institutions in the public and private sectors.

Private Sector

 The main private sector financial institutions in the Brazilian financial system are:

- full service banks, which are licensed to provide a full range of commercial and investment banking services, including distributing and trading securities, consumer finance and other services;

- commercial banks, which are primarily engaged in wholesale and retail banking, some of which have relevant regional distribution networks or significant participation in specific niche markets. They are particularly active in accepting demand and time deposits as well as providing working capital loans; and

- investment banks, which are primarily engaged in underwriting securities and structuring transactions.

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 In addition to the aforementioned institutions, the Central Bank also supervises the transactions of consumer credit companies (finance houses), securities distributors, securities brokers, leasing companies, savings and loans associations and real estate credit companies.

In recent years, the Brazilian financial industry has experienced a series of acquisitions and mergers, which resulted in an increasing consolidation of the financial industry. In August 2008, we completed the acquisition of Banco Real, significantly increasing our presence in Brazil. In November 2008, Banco Itaú S.A. and União de Bancos Brasileiros S.A. - Unibanco announced their merger. Also in November 2008, Banco do Brasil announced the acquisition of control of Banco Nossa Caixa S.A. and in January 2009, it announced the acquisition of a 50% stake in Banco Votorantim S.A. In June 2009, Bradesco announced the acquisition of Banco Ibi S.A. These transactions consolidated the presence of a few full-service financial institutions with strong brands, national distribution networks, large retail deposit bases and diversified product portfolios. Despite the large number of financial institutions in Brazil, according to the Central  Bank, as of December 31, 2009, the four largest banks and financial conglomerates had a market share of approximately 63.4% in terms of credit volume and a market share of approximately 55.5% in terms of deposits within the overall finance industry in Brazil.

The successful macroeconomic policy implemented by the Brazilian government during recent years has contributed to an increase in demand for credit in Brazil. The three basic principles of floating exchange rate, fiscal surplus and inflation targets created an environment of stability that permitted the reduction in interest rates and improvement of the government debt profile. We believe these factors had a direct impact on the overall real income of the population and as a consequence, on the increase in the penetration of banking products and services in Brazil. According to the Institute for Applied Economic Research, or “IPEA”, Brazilian annual GDP per capita has doubled from R$8,357 in 2003 to R$16,417 in 2009. Also, according to the IBGE the Brazilian unemployment rate decreased by 3.6% during the same period, from 11.7% to 8.1%. This favorable macroeconomic environment contributed to the growth of the middle class and consequently greater demand for financial products. In addition, different human resource policies implemented in the market have contributed to the opening of bank accounts, as a significant number of employers prefer to deposit their employees’ salaries directly into checking accounts. This has increased the number of people with access to banking products.

 This increased penetration of financial services can be seen in the growth of two key banking relationship products. Between 2000 and 2008, approximately 62 million new checking accounts were opened in Brazil, equivalent to a compounded annual growth rate, or “CAGR”, of 8.9%. In 2000, there were 63.7 million checking accounts in Brazil, while by the end of 2008 there were 125.7 million, according to the most recent data from the Central Bank. During the same period, the number of credit cards more than tripled, from 29.0 million to 124 million, equivalent to a CAGR of 17.5%.

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 Credit Market in Brazil

 The Brazilian credit market is comprised of two major types of loans: (i) mandatory or earmarked credit, which is subject to government-controlled interest rates and follows rules for funding and destination defined by law (including BNDES loans); and (ii) free-funds credit which is not subject to constraints regarding interest rates. By December 31, 2009, of the total R$1,411 billion in outstanding credit in Brazil, 67.2% of the portfolio consisted of market-based credit and 32.8% of mandatory or earmarked credit, according to the Central Bank.

	2005	2006	2007	2008	2009
Total Credit Outstanding	607,023	732,590	935,973	1,227,294	1,411,841
Earmarked credit	203,316	234,258	275,162	356,117	457,046
Free funds credit of which:	403,707	498,331	660,810	871,178	954,795
corporate	212,976	260,363	343,250	476,890	484,945
individuals (retail)	190,731	237,968	317,561	394,287	469,850

Source: Brazilian Central Bank

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At December 31, 2009, total outstanding loans amounted to R$1,411 billion, of which 63.0% were to corporate borrowers and 32.8% to individuals. The remaining 4.2% was comprised of direct loans to the public sector, not including bonds.

	2005	2006	2007	2008	2009
Total Credit Outstanding	607,023	732,590	935,973	1,227,294	1,411,841
to public sector (excluding bonds)	20,556	18,872	18,833	27,217	58,974
to private sector of which:	586,466	713,718	917,141	1,200,077	1,352,867
individuals (retail)	188,784	235,816	314,353	389,541	462,457
corporate	397,682	477,902	602,788	810,536	890,410

Source: Brazilian Central Bank

Total Credit as a percentage of GDP

Source: Brazilian Central Bank

Despite the steady increase in credit penetration experienced in recent years, the Brazilian financial market still presents a relatively low credit penetration when compared to that of other developed and emerging markets.

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 Source: World Bank Report 2009 relating to 2007.

Retail Credit

According to data disclosed by the Central Bank, total outstanding consumer credit (which included both mandatory and non-mandatory credit) increased at an average compound rate of 25.6% per year from December 31, 2002, to R$557.3 billion at December 31, 2009, or 39.4% of all outstanding credit in Brazil. On the same date, personal credit and auto financing accounted for 29.5% and 16.9%, respectively, of all outstanding consumer credit.

The table below shows the growth of consumer credit outstanding, by product.

	2005	2006	2007	2008	2009	Apr 10	CAGR (2005-April 2010)
	(in millions of R$, except percentages)
Overdraft Accounts	10,974	11,760	12,985	16,040	15,787	17,765	11.76%
Personal Credit	63,444	79,893	100,928	127,933	164,323	178,695	26.99%
Credit Card	11,260	13,418	17,150	22,088	25,669	27,436	22.82%
Mortgage Financing	29,081	35,690	45,853	63,268	91,875	104,070	34.21%
Consumer Goods (excluding autos)	10,229	10,779	12,460	11,600	9,440	9,042	-2.81%
Autos	50,685	63,475	81,481	82,433	94,133	105,048	18.32%
Leasing	8,427	13,877	30,136	56,712	64,138	58,908	56.63%
Others	34,756	45,554	60,150	73,927	91,900	90,568	24.73%
Total	218,856	274,446	361,143	454,001	557,274	591,532	25.79%

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Source: Central Bank

Overdraft facilities are usually offered by institutions that accept demand deposits, generally the major retail banks, including the foreign conglomerates. Rates are relatively high, so we believe consumers use this line of credit as a last resource. This type of credit is frequently used by consumers with limited access to credit; it is unsecured and does not have to be used for a specific purpose. The major retail banks offer this product to their existing client base through their branch network, while niche-focused small- and mid-sized banks do so through small outlets in Brazil’s major cities.

Payroll loans are an alternative source of unsecured consumer credit in Brazil. Because installment payments are deducted directly from the borrower’s payroll, interest rates are lower than those charged on traditional credit lines. According to the Central Bank, payroll loans have a low level of default and represent the fastest-growing type of consumer credit in Brazil. Historically, the cost of access to more traditional credit facilities has been high, for various reasons, including competition within the banking industry, legal and institutional limitations and the nature of the credit risks. As a more attractive alternative to unsecured consumer credit, payroll loans have replaced some of the traditional consumer credit products.

The vehicle financing market is dominated primarily by the major retail banks which are gradually taking over this market once dominated by the finance arms of automakers. The interest rates in this market are very competitive, and access to an attractive source of financing is an important advantage. The smaller institutions acting in this market in most cases focus on second-hand vehicles. Default rates are relatively lower in comparison with other credit lines, and the loans are secured by the goods being financed. Credit card financing is dominated by the major retail banks that operate their own labels in association with international labels such as MasterCard and Visa. This default levels on this type of financing are relatively high; as a result, interest rates are also higher than those on other credit lines.

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In-store financing involves financing of consumer durables such as construction materials and household appliances, as well as nondurable goods, such as clothing and food. The in-store financing market is the most fragmented consumer finance market in Brazil. The major retail chain stores traditionally finance their customers’ purchases. In recent years, however, stores have reached agreements with banks interested in taking over these financing operations.

 Corporate Credit

The heritage of high inflation and the lack of long-term credit facilities for Brazilian corporations have resulted in an overall relatively low level of corporate leverage. In spite of this, according to the Central Bank, the volume of corporate credit (including regulated funds) increased significantly from R$293.6 billion in December 2003 to R$857.0 billion in December 2009, representing an average CAGR of 16.5%. Of the total amount, loans of up to R$100,000.00 and between R$100,000.00 and R$10 million represent respectively 14.8% and 34.7% of total corporate credit. The table below reflects the evolution of corporate loans by amount in billions of reais.

  Source: Central Bank

 Loans ranging between R$100,000 and R$10.0 million represent the greatest portion of corporate credit, accounting for 37.6% of the total amount up to November 2009. There is a trend towards extending the average maturity of corporate loans in Brazil. Although very short term loans (maturing within 180 days) still accounted for 36.0% of the total loans to corporations in Brazil as of December 2009, medium and long-term loans increased between December 2002 and December 2009 according to the Central Bank.

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The key products available to corporations are revolving credit, working capital loans, receivables and payables financing and trade bill discounts, as described below.

Revolving credit is a short term revolving credit facility available to companies and which guarantees immediate liquidity. In general, the interest charged is calculated daily, based on the outstanding balance plus a tax on financial transactions, payable on the first business day of the month following the transaction.

Working capital loans consist of advances of funds to meet borrowers’ working capital needs. In general, the repayment period is up to 180 days. The “vendor” loan, or receivables financing, consists of financing so that a company can sell its products on credit while receiving payment in cash. The main advantage of this type of financing is that the sale is not financed directly by the company selling the product and as a result, the calculation base for the collection of tax and sale commissions is smaller. The “compror”, or payables financing loan is the opposite of the “vendor” loan, in that it allows the buyer to extend the repayment period of a purchase without involving the seller because the buyer is the obligor of the loan.

Trade bill discounting transactions consist of providing advances on amounts relating to instruments such as trade acceptance bills, promissory notes, credit card sale receipts or postdated checks aimed at advancing the cash flow of the borrower companies. The discounting bank is assured of recourse against the borrower in the event the bills are unpaid.

Mortgage Financing

The mortgage market is still developing in Brazil, with total credit facilities accounting for only 2% of the GDP as outlined in the graph below.

The table below provides the level of mortgage loans as a percentage of GDP in selected countries.

Source: Gwinner, B. (2007), Finance for Growth (2001) The World Bank.

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We believe the level of real estate financing in Brazil will grow as a result of several structural trends. According to the IBGE, the housing deficit in Brazil as of December 31, 2008 stood at 5.8 million households. There was a change in methodology in 2007 which sharply reduced the housing deficit (in 2007, the deficit was 7.3 million under the old methodology and 6.3 under the new methodology). Moreover, the biggest contributions to the result came from the excessive burden on rent (40.4%) and families living in the same household (39.6%).

 Furthermore, one of the priorities of the current Brazilian government is to stimulate growth of the housing construction sector, as a means of addressing the housing shortage and providing employment. The government has adopted a number of important policies with the aim of bolstering real estate demand through tax incentives and expanding the home loan market, including:

- tax incentives and exemptions;

- increasing house builders’ security by offering guarantees on properties;

- increasing home buyers’ security through a special tax system that separates the house builders’ assets from the specific building projects’ assets; and

- simplifying and intensifying the enforcement of foreclosure laws.

We expect the reduction in interest rates and controlled inflation, combined with the existing housing deficit and government support, to contribute to an increase in demand for mortgage financing in Brazil.

Asset Management

According to ANBIMA, the asset management industry in Brazil has been growing at significant rates in recent years. The total assets of the financial system grew by approximately 15.3%, from R$1,798.8 billion as of June 2008, to R$2,073.4 billion as of December 2009. Since 2002, the investment fund industry has undergone material changes, resulting from regulations that assigned the supervision of this activity to the CVM. These regulations encouraged market players to adopt better corporate governance practices and increased transparency in the investment fund management.

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 The asset management industry in Brazil is concentrated among fund managers controlled by large financial conglomerates, making access to retail distribution channels particularly important for the industry. The main clients of this industry are institutional investors, such as private pension entities, insurers and private banking clients. Some of the main drivers contributing to the growth of the asset management industry are:

- economic stability in Brazil and higher disposable income and savings;

- expansion of the insurance and private pension markets, partly influenced by the growth of products such as private pension plans (for example, both VGBL and PGBL) whose assets increased the volume of assets under management of the Brazilian mutual fund industry;

- improved credit ratings of Brazilian issuers;

- increased access to financial products offered over the internet;

- refinements to Brazilian mutual fund regulations; and

- improved conditions in the Brazilian capital markets.

Insurance

Insurance revenues in Brazil are generated by the sales of auto, other property and casualty, health, credit life and life insurance policies (which includes both life and personal injury insurance policies but excludes private pension (VGBL) plans).

In recent years the Brazilian insurance industry has posted strong figures. According to SUSEP, from 2002 to 2008, the annual growth rate of total direct premiums was approximately 183.6%, which is 68.9% higher than the growth in the global insurance industry and 6.1% percentage points higher than the Brazilian nominal GDP growth.

However, in Brazil market penetration is low in terms of insurance products. According to SwissRe in its Sigma report of May 2009, Brazil was ranked the 17th largest insurance market globally, behind smaller economies such as South Africa, the Netherlands and Australia. In 2008, the Brazilian insurance industry contributed 3% to the GDP, 4 percentage points below the global average of 7%. In terms of premiums per capita, Brazil still lags behind, with U.S.$245 versus the world average of U.S.$634 per year.

d. Contingent Seasonality

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Due to the Brazilian economic dynamics and the population’s consumption profile, many expenses of individuals are concentrated in the first quarter of the year, such as tax expenses (IPVA / IPTU), school costs and holiday costs. In certain cases too, the expenses with end of the year festivities have an impact on credit demand.

For corporations, a relevant cyclical event in the cash flow dynamics of businesses is the payment of the 13th salary to employees. This event usually occurs in the last three months of the year and leverages loans for this type of customer, especially working capital.

As for funding and investments, the dynamic is the reverse of loans. Customers save when they do not have planned expenditures for the income they generate, and this event is clearer at the end of the year, when the vast majority of workers receive their 13th salary, during which time it increases the demand for investment. Especially for private pensions, in December the greatest resources of the year are captured, according to tax planning done by our customers.

Another relevant factor in the production of loans and investments throughout the year is the amount of working days available. February is a month with a history of below average production, either because there are fewer total days (month of 28 days), or because of the Carnival festivities, which often consume 3 working days. Observing the leasing segment, generating new business has no significant concentrations in the months of the year, however, it is directly related to the consumption level and the performance of the domestic auto industry.

e. key inputs and raw materials, stating:

i. description of the relationships held with suppliers, including whether they are subject to governmental control or regulation, identifying the agencies and the respective legislation.

ii. possible dependence on few suppliers

Being a service company, our main inputs are manpower and administrative inputs. For manpower, virtually the entire workforce is our own (52,000 employees), and in 2009 R$ 5.5 billion was spent by Grupo Santander Brasil in wages, taxes, training and bonuses.

In administrative inputs, we can highlight the outsourced technical and specialized services, such as asset security, cash transport, building management and conservation, advertising and marketing, legal and technology. For technology, systems development and data processing are provided by two companies belonging to the Santander Spain Group, Isban and Produban respectively.

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On these administrative costs, the Santander Brasil Group spent R$ 6.2 billion in 2009.

It is a company policy to open competition for the procurement of services. For this, prices are always quoted with the supplier market, and the one that, within the technical specifications, submits the lowest price, is hired.

Furthermore, there are two committees that receive the demands for services, evaluate and release their hiring, in accordance with value of competence, taking into consideration the available budget. These committees, called PIF (Expenditure and Investment Forum) and PIC (Committee for Efficiency), usually occur once a week and are comprised of executives and specialists in spending.The PIF evaluates expenditures and investments between R$ 250,000 and R$ 1 million, while the PIC examines expenditures and investments of over R$ 1 million.

iii. possible volatility in prices

For loans, the volatility in prices may occur due to the variation in cost of capturing deposits from customers, the market liquidity or variations in default rates.

The change in borrowing costs occurs when there are changes in agents' expectations in relation to the base rate of the economy or when the Central Bank changes the SELIC rate. It appears that this situation occurs in periods of crisis or great uncertainty about the scenario of GDP growth, inflation and trade balance.

For example, during the international crisis of 2008, there was an increase in fugure interest rates due to uncertainty about the macroeconomic scenario. This fact increased the prices of long-term loans. Moreover, the Central Bank changes the basic interest rate of the economy according to future expectations of inflation compared with the target. Thus, expectations of increasing inflation led the Central Bank to raise the base rate of the economy, thus causing more expensive loans. Similarly, when inflation is below target there is a tendency to reduce the SELIC rate and reduction in loan rates.

Variations in market liquidity may also cause an effect on prices of loans, in general reductions in liquidity increase the price and vice versa. The major causes of variations in liquidity are regulatory measures such as increase/decrease in reserve requirements and international crises and reducing lines for financing foreign trade, as seen in 2008, with the global crisis. Variations in liquidity for the banks are like the law of supply and demand is for commercial and industrial enterprises.

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The default rates are also directly related to the pricing of loans since the interest rate should cover the expected credit loss for each client. Thus, in environments of increased default the interest rates tend to rise for the affected customer segment and vice versa.

The other group of products relevant to the banking business is composed of fees and commissions on services. Since 2008, tariffs on the main banking services were regulated by the Central Bank. Therefore, they are subject to price fluctuations relevant only in environments of high inflation, which is not the case today.

7.4. Identify whether there are clients that are responsible for over 10% of the net revenue of the Santander Brasil, informing:

a. total revenue from the client

b. operational segments affected by the revenues from the client

Santander Brasil does not have any clients that are responsible for over 10% of its total net revenue.

7.5. Describe the substantial effects of state regulation on issuer’s activities, making the following specific comments:

 a. the need of a government authorization for the accomplishment of activities and historical relationship between the governments in order to obtain such permits

Overview of Banking Regulations

The basic institutional framework of the financial system in Brazil was established in 1964 by the Bank Reform Law, which, having been created by the National Monetary Council, is reponsible for invetigating the monetary and foreign exchange policies relating to the social and economic development, as well as the financial system operations.

Main Limitations and Restrictions on the Financial Institutions Activities

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The activities performed by financial institutions are subject to some limitations and restrictions. In general, such limitations and restrictions are related to credit allowance, risk concentration, investments, repurchase agreements, loans and deals in foreign currencies, management of third party resources and micro-credit. The main restrictions on banking activities, established by the Banking Reform Act are:

- The financial institutions, bank or credit may only operate in Brazil with previous authorization from the Central Bank. Moreover, foreign financial institutions must be duly authorized to operate in Brazil through authorization made by a Presidential decree.

- Limitation of investments, made by financial institutions, banks or credit institutions, in the capital stock of other companies, when there is no authorization by the Central Bank based on rules established by the CMN. However, such investments can be made without restriction by Multiple Bank or by a subsidiary considered as an investment bank.

- Financial institutions, bank or credit institutions are forbidden to purchase real estate that is not intended for personal use, unless when the property is occupied and it is subject to limitations established by the CMN. If a financial institution, bank or credit institution receives the property in payment of debt, it must be sold within one year, unless the Central Bank authorizes otherwise.

- The financial institutions are not allowed to perform operations that are not in accordance with the principles of selectivity, security, liquidity and risk diversification.

- The financial institutions are not allowed to grant loans or advance payments without the establishment of an appropriate title that represents the debt.

- It is forbidden for financial institutions, banks or credit institutions to grant loans to a single person or a group with values exceeding 25.0% of its ownershareholder´s’ equity.

- it is forbidden for financial institutions, banks or credit institutions to grant loans or guarantee operations of any company that are considered a shareholder of its equity capital with more than 10.0% except in certain circumstances (subject to prior approval by the Central Bank).

- It is forbidden for financial institutions, a bank or credit institution to grant loans or to guarantee operations of any company whose equity capital is associated with more than 10.0%.

- it is forbidden for financial institutions, bank or credit institutions to grant loans or to  guarantee operations of its officers or directors (as well as their relatives up to second degree relationship) or any company in which such officers or directors (including their relatives up to  second degree relationship) is associated with more than 10.0% of the reference equity capital.

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- financial institutions are forbidden to carry out commitment transactions, such as, involving assets that are sold or purchased based on certain specified conditions, or greater than the total amount equal to 30 times of its reference equity.

- The administration of third-party resources should be set apart from other activities, in accordance to the rules established by the CVM.

- The amount of equity capital and shareholders' equity from the financial institutions should always be compatible with the equity capital and minimum capitalization rules established by the Central Bank for each type of financial institution.

- The total amount of funds invested in fixed permanent assets of the financial institutions may not exceed 50% of the reference equity.

- The exposure of the Brazilian financial institutions represented in gold or in assets and liabilities referenced in the exchange rate cannot exceed 30% of the reference equity, according to Resolution No. 3488 from August 29, 2007.

The main Regulatory Bodies

The Brazilian Financial System is composed of the following regulators and supervising bodies:

CMN (National Monetary Council)

Central Bank

CVM (Securities Exchange Commission)

In addition, our insurance operations are subject to the following regulatory and inspection agencies:

CNSP (National Private Insurance Council) and SUSEP (Private Insurance Superintendence)

Supplementary Pension Office.

Furthermore, some financial institutions in Brazil, just like us, are members of ANBIMA, a self-regulatory association that controls the activities of investment banks.

The CMN, the Central Bank and CVM regulate the Brazilian banking sector. Below is a summary of the main functions and powers of each of these regulators:

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The CMN

The CMN is considered the highest-level regulator of the National Financial System and is responsible for the overall supervision of the Brazilian monetary policies of credit, budgetary, fiscal and public debt. The CMN is constituted by the President of the Central Bank, the Minister of Planning and the Minister of the Finance as the Chairman of the Board. In accordance with the Banking Reform Act, the CMN has the power to control the credit operations of the financial institutions, to regulate the national currency, to supervise the exchanges and gold standard reserves, to establish savings and investment policies and to regulate the Brazilian capital market aiming to promote the Brazilian economic and social development. The CMN also supervises the Central Bank and the CVM activities. Its policies have as main objectives, among others:

- coordinate monetary, credit, budgetary, fiscal and debt policies;

- establish the exchange rate policy and interest rates;

- ensure the liquidity and solvency of financial institutions;

- supervise the activities related to the stock exchange market;

- control the establishment and operation of financial institutions;

- grant powers to the Central Bank for issuing currency and to establish the levels of reserve required;

- Establish general guidelines for banking and financial markets.

The Central Bank

In accordance with the Banking Reform Act, the Central Bank is the entity empowered to implement the policies established by the CMN related to monetary control and exchange rates, to control financial institutions from public and private sectors in Brazil and to monitor and regulate the foreign investments in Brazil. The President of the Central Bank is appointed by the President of Brazil and subject to approval by the Federal Senate to exercise the office for an indefinite period.

The Central Bank is also responsible for:

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- managing the daily control of the inflow and outflow of foreign capital in Brazil (venture capital and all types of loans);

- establishing administrative rules and regulations for foreign investments records,

monitoring remittances in foreign currency;

- Allowing funds allocation. In case of serious deficit on the balance of trade in Brazil, the Central Bank may limit the profit remittance and may not allow remittances such as capital repatriation for a limited period of time;

- receiving voluntary compulsory deposits and cash deposits from financial institutions;

- carrying out discount rate transactions and loans to financial institutions and to other institutions authorized to operate by the Central Bank;

- acting as a gold reserve and foreign currency trustee,

- Monitoring and approving the establishment, operation, transfer of control and corporate reorganizations of the financial institutions and of other institutions authorized to operate by the Central Bank.

The CVM

The CVM is the regulator responsible for CMN policies implementation in relation to the securities market and it is also the competent authority to regulate, develop, supervise and control this market. With headquarters and forum in Rio de Janeiro and jurisdiction throughout the national territory, the CVM is a local authority linked to the Ministry of Finance. It is endowed with an independent administrative authority and has legal personality and owned patrimony. In accordance to the Capital Markets Act LawAct 6385 of December 7, 1976, and subsequent amendments and regulations, the CVM (among other activities) is responsible for:

- implementing securities policies and regulations and stock exchanges established by the CMN;

- supervising and monitoring the Brazilian securities market;

- approving, suspending and canceling the registration of public companies, authorization for brokers and distributors operating in the securities markets and securities public offerings;

- monitoring the activities of public companies, stock exchanges, commodity exchanges and members of the market, investment funds and variable income;

- requiring an immediate disclosure of important facts that could affect the market as well as the submission of an annual and a quarterly report by public companies, and

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- Imposing penalties.

Since 2001, the CVM has jurisdiction to regulate and supervise financial funds and financial investments that originally were under the responsibility of the Central Bank.

According to the Capital Market Act, the CVM is managed by a president and four directors, appointed by the President of Brazil (and approved by the Federal Senate), selected from among persons of unblemished reputation and recognized competence in the capital market. The proxy´s period by the leaders of the CVM is five years and they are not eligible for reappointment; the fifth member should be renewed every year.

All decisions taken by the CVM and by the Central Bank in their administrative competence, related to the national financial system and the capital market, are subject to appeal before the National Finance System Appeal Council (composed of four members appointed by public authorities and four members appointed by the private sector).

ANBIMA

ANBIMA was created in October 2009, as a result of the junction of the National Association of Investment Banks, or "ANBID", and the National Association of Financial Market Institutions., or "ANDIMA.’ ANBIMA is a private, self-regulating agency that acts as a main representative of financial institutions, operating in the financial and capital markets. Its goal is to strengthen the development of financial and capital markets in Brazil. ANBIMA seeks to operate in an innovative way, representing the interests of its members and regulating their activities by adopting rules that are generally more restrictive than the government legislation in effect. ANBIMA also acts as an information provider to financial markets and capital markets in Brazil and promotes many initiatives to improve the investors and market professional´s knowledge.

The ANBIMA membership includes investment banks, multiple banks, portfolio security managers, brokers and securities dealers and investment advisors.

The Central Bank Regulations

The Central Bank is the entity empowered under the Banking Reform Act to implement the exchange and credit policies established by the CMN and to monitor and supervise all financial institutions from public and private sectors. According to the Banking Reform Act, the Central Bank is responsible for:

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- approving all documents of a financial institution, any amendments thereto, any capital increase, the establishment of its head office or any subsidiaries (whether in Brazil or abroad) and changes related to the control and reorganization of capital

- establishing the minimum requirements of capital, compulsory deposits and the  operational limits of financial institutions;

- Supervising the preparation of annual and biannual financial statements audited by independent accountants, the accountant´s opinions and the monthly unaudited financial statements prepared in accordance with accounting standards established by the Central Bank for each type of financial institution.

- Requiring full disclosure by the financial institutions regarding loans operations, foreign exchange, allocation of proceeds from export and import operations and any other daily economic activities through electronic systems, reports and written statements.

The Central Bank regulations require, among other things, the specific requirements listed below.

Capital Adequacy and Leverage

The Central Bank supervises the banking system in accordance with the guidelines of the Basel Committee and other relevant regulations such as the Basel Convention, currently being implemented in Brazil according to the Announcement No. 12 746 from December 9, 2004, No. 16,137 from September 27, 2007 and No. 19.028 from October 29, 2009. The financial institutions must provide to the Central Bank all the necessary information for such monitoring, including the financial institutions´ movements in liquidity or capital adequacy.

The main principle of the Basel Convention, as implemented in Brazil, is that the financial institutions' own resources must be sufficient to cover the main risks to which they are exposed, particularly the credit risk, market risk and operational risk.

Through several regulations, especially Resolution No. 3490 of August 29, 2007, Circular No. 3360 and No. 3361 of September 12, 2007, Circular No. 3383 of April 30, 2008, all as amended; the requirements imposed by the Central Bank are different in comparison to those in the Basel Convention in several aspects. For example, the Central Bank:

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- Imposes a minimum capital requirement of 11% instead of 8% in accordance to what is established by the Basel Convention;

- Requires an additional amount of capital in relation to interest rates and foreign exchange swap transactions not mentioned on the balance sheet;

- Checks the different levels of risk for the credit conversion factors, including a risk weighing of 300% on deferred tax assets except temporary differences;

- Requires calculations and reports on the required minimum capital and capital ratios on a consolidated basis;

- Requires the financial institutions to allocate a portion of their assets to cover operational risks from July 1, 2008 on. The portion of the assets required varies between 12% and 18% of the average volumes from gross revenues of the financial intermediation. The Circular No. 3476 dated December 24, 2009 provides a formula to consider non-financial institutions, that are part of the economic group, in the calculation of  the operational risk;

- Does not allow the use of external ratings for calculation of the minimum capital requirement. The Central Bank adopts a conservative approach to determine the requirements of capital for corporate exposures.

- Requires banks to establish internal specific structures to identify, measure, monitor and mitigate operational and credit risks.

On December 24, 2009 the Central Bank issued Directive No. 3477, establishing regulations regarding the disclosure of information relating to risk management and the composition of the capital base for regulatory purposes. Such disclosure must be established in a formal policy approved by our Administrative Board of Directors, containing detailed information on the internal structure of risk management strategies, the amounts involved in transactions subject to risks, securities, global risk exposure, securitization and other pertinent information. Disclosure must be updated annually or quarterly, as appropriate, and will be obligatory beginning in April 2011.

In addition, on December 24, 2009 the Central Bank issued Directive No. 3478, thereby initiating the process of establishing minimum criteria for financial institutions to create internal parameters to calculate the portions of capital to be allocated for market risks, subject to approval from the Central Bank.

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The basic composition of the capital of a bank is divided between two tiers for monitoring purposes, pursuant to Brazilian law, via Resolution No. 3444 of February 28, 2008 and subsequent amendments:

Level I: Level I correspond to the major capital composed of equity and net income, less (1) Revaluation reserves, (2) Contingency reserves, (3) Specific deferred fiscal assets, (4) Gains and losses not made with financial instruments registered as capital and (5) Specific deferred assets.

Level II: Level II corresponds to revaluation reserves, contingency reserves, hybrid capital and debt instruments, subordinated debt instruments, gains and losses not made with financial instruments registered as capital, cumulative preferred shares and registerable preferred shares issued by financial institutions.

The total value of Level II cannot exceed the total value of Level I, and local regulations impose limits on Level II as below:

Subordinate debt in Level II plus the value of preferred shares issued with a redemption clause with an original maturity term less than 10 years cannot exceed 50% of the value of Level I;

Revaluation reserves in Level II cannot exceed the value of Level I, and

A reducer of 20% must be applied to subordinate debt values and preferred shares issued with an integrated redemption clause in Level II to each of the 5 years prior to its respective maturity.

In addition, the following components are to be deducted from the capital:

(1)          Values paid in investment fund capital, proportional to the investment share of each fund,

(2)          Acquisition or indirect participation in financial conglomerates, via any non-financial affiliated entity; and

(3)          Assets relating to financing instruments, such as hybrid capital instruments, instruments of debt and subordinated debt issued by financial and other institutions authorized by the Central Bank.

Recently, Provisional Measure No. 472, issued on December 15, 2009 created the Financial Bill, a new alternative for inclusion that can also be characterized as subordinated debt or hybrid capital and debt instruments, for purposes of allocating regulatory capital. Pursuant to Resolution No. 3836 of February 25, 2010 its minimum term must be 24 months with a minimum issued value of R$300,000.

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The Role of the Public Sector in the Domestic Financial System

In light of the global financial crisis, on October 6, 2008 the President of Brazil published provisionary measures relating to the use of foreign currency reserves by the Central Bank in order to strengthen liquidity in financial institutions through the use of rediscount and lending transactions. In addition, on October 21, 2008 the President of Brazil published provisionary measures increasing the public sector's share of the domestic financial system. These regulations authorize (1) The Bank of Brazil and the Federal Savings and Loans Bank to acquire, directly or indirectly, shares (control or otherwise) of private and public Brazilian financial institutions, including Insurers, pension fund institutions and equity firms; (2) the creation of Caixa Banco de Investimentos S.A., a wholly-owned subsidiary of the Federal Savings and Loan Bank, in order to manage investment bank activities; and (3) the Central Bank to execute swap transactions in foreign currencies with central banks from other countries. These provisionary measures were formalized in Law No. 11908, of March 3, 2009.

Reserves and Other Requirements

The Central Bank currently imposes various compulsory reserve requirements for financial institutions. Financial institutions must deposit these reserves with the Central Bank. The Central Bank uses reserve requirements as a mechanism to control the liquidity of the domestic financial system. Reserves imposed on deposits to checking, savings and fixed deposit accounts represent almost the full value that must be deposited in the Central Bank.

The CMN and the Central Bank have published specific measures to promote greater liquidity in financial markets, including:

- Setting the value that can be discounted from the reserve requirement for fixed term deposits at (i) R$2.0 billion for financial institutions with regulatory capital less than R$2.0 billion; (ii) R$1.5 billion for financial institutions with regulatory capital between R$2.0 billion and R$5.0 billion; and (ii) zero for financial institutions with regulatory capital greater than R$5.0 billion;

- Setting the applicable rate for additional requirements on fixed term deposits and demand deposits at 8.0%;

- The rate for additional requirements on savings deposits is 10.0%;

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- Authorization for financial institutions to deduct the value of foreign currency purchase transactions with the Central Bank from reserve requirements on interbank deposits from commercial leasing companies; and

- Reduction in the mandatory reserve requirements on demand deposits from 45% to 42%.

In October 2008, pursuant to Directive No. 3407 and subsequent amendments, the Central Bank published additional regulations, allowing financial institutions to acquire credit portfolios from small and medium-sized financial institutions (that is, institutions with a Reference Equity of up to R$2.5 billion in December 2008), and to deduct the value of the acquisition from the total liability to which the acquiring financial institutions would have been subject, up to 70% of the total liability. There is a limit of 20% per financial institution for the use of this deduction.

Pursuant to Directive No. 3411 of October 31, 2008 reserve requirements on term-based resources also can now be deducted from the value equal to the acquisition, by the financial institution on certain (1) Commercial lease operations credit assignments, (2) Fixed income securities issued by private non-financial entities, (3) Assets from Credit Assignment Investment Fund portfolios, (4) Shares in Credit Assignment Investment Funds organized by the FGC and shares in multi-market or fixed-income asset investment funds belonging to the FGC, subject to applicable composition criteria and (5) Interbank deposits between unrelated financial institutions.

On October 24, 2008 pursuant to Directive No. 3416, the Central Bank published regulations allowing financial institutions to deduct the value of ordinary FGC voluntary contribution portions from reserve requirements on demand deposits.

On October 6, 2008 the President of Brazil published provisionary measures allowing the Central Bank (1) To acquire portfolios of financial institutions using rediscount transactions; and (2) To grant loans in foreign currencies in order to finance Brazilian export transactions. Pursuant to Resolution No. 3622 of October 9, 2008, the term for rediscount operations and foreign currency loans shall be 360 days. At the end of this term, the financial institution must repurchase its assets. The repurchase price shall correspond to the purchase price with interest plus the Selic rate plus 4% annually. Interest on foreign currency loans shall correspond to the Libor Rate applicable to the foreign currency plus a percentage fixed by the Central Bank depending on market conditions.

The Central Bank shall only acquire credit and debentures portfolios issued by non-financial institutions with AA, A or B classification, according to the regulations of the Central Bank. Financial institutions must provide the Central Bank with securities that may vary between 120% and 170% of the value of the credit portfolio, depending on the risk level of the credit portfolio, or securities that may vary between 120% and 140% of the value of the debenture, depending on its risk level. With regard to foreign currency loans, the financial institutions must also provide the Central Bank with securities that may vary between 100% and 140% of the value of the loan.

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In addition, the Central Bank may impose the following measures on financial institutions for rediscount transactions: (1) A requirement to pay additional values in order to meet the risk to which the financial institutions may be exposed; (2) Adoption of more restrictive transactional limits; (3) Restrictions on certain transactions or related practices; (4) Review of the liquidity level of the financial institution; (5) Suspension of the distribution of dividends greater than the minimum required by law; (6) Prohibition of acts that may result in an increase in executive compensation; (7) Prohibition of the development of new lines of business; and (8) Prohibition of the sale of assets.

Below are some of the current methods of reserve in effect:

Fixed Term Deposits (CDBs). Pursuant to Directive No. 3091, of March 1, 2002, Directive No. 3362, of November 19, 2004, Directive No. 3427, of December 19, 2008, Directive No. 3468, of September 28, 2009 and Directive No. 3485, of February 24, 2010, the Central Bank currently imposes a mandatory reserve of 15% for fixed term deposits, calculated based on the average weekly balance (from Monday to Friday of each week) of fixed term deposits, deducted by R$30 million. At the end of each day, the value of these securities must be equal to 100% of the reserve requirements. After calculating the value of the required reserve, the financial institution must deposit an amount equal to or greater than (i) R$2.0 billion for financial institutions with regulatory capital less than R$2.0 billion; (ii) R$1.5 billion for financial institutions with regulatory capital between R$2.0 billion and R$5.0 billion; and (iii) zero for financial institutions with regulatory capital greater than R$5.0 billion. At the close of each day, the value of those securities must be equal to 100% of the mandatory reserve.

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Additional Reserve Requirements - Pursuant to Directive No. 3144, of August 14, 2002 as amended by Directive No. 3486, of February 24, 2010, the Central Bank stipulates additional reserve requirements on deposits made by multiple banks, investment banks, commercial banks, development banks, financing, credit and investment corporations, mortgage companies and savings and loan associations. These institutions are required to make a weekly deposit to an interest-bearing account at the Central Bank for highly liquid investments corresponding to the total sum of the values below, discounting R$1 billion: (1) 8% of the average amount deposited in fixed terms and other specified values subject to reserve requirements; (2) 10% of the average amount deposited to savings subject to reserve requirements and (3) 8% of the average amount deposited on demand subject to reserve requirements. These values must be discounted from: (i) R$2.0 billion for financial institutions with regulatory capital less than R$2.0 billion; (ii) R$1.5 billion for financial institutions with regulatory capital between R$2.0 billion and R$5.0 billion; and (iii) zero for financial institutions with regulatory capital greater than R$5.0 billion. At the end of each day, the balance of this account must be equal to 100% of the additional reserve requirements.

Demand Deposits - Pursuant to Directive No. 3274, of February 2, 2005, as amended and Directive No. 3413, of October 14, 2008, as a general rule, financial institutions are currently required to deposit 42.0% of the average daily balance of their demand deposits, advanced notice deposits, third-party resources in transfer, tax payments and weekly items, administrative checks, debt-acquiring actions outside of Brazil, payments for services rendered, resources from securities granted and investment deposits greater than R$44 million. At the end of each day, the balance of this account must be equal to at least 80.0% of the reserve requirements for the respective calculation term beginning on Monday of each week and ending on Friday of the following week.

Rural Credit - Pursuant to the Rural Credit Manual published by the Central Bank, financial institutions must maintain an average daily minimum balance of 25.0% of the daily balance of all the accounts subject to mandatory reserve requirements used for rural credit. Financial institutions must provide the Central Bank with verification that these requirements have been met before the fifth working day of each month. The financial institution will be forced to pay fines if it fails to meet these requirements (fines are calculated based on the daily difference between the requirements and the portion actually used for rural credit), as well as penalty fees or, at the discretion of the financial institution, it will be required to deposit the value not used for rural credit before the last working day of the following month, in a non-interest-bearing account at the Central Bank.

Repurchase Contracts, Export Slips, etc. The Central Bank has in the past established mandatory reserves for certain types of financial transactions, such as repurchase contracts, export slips, transactions with derivatives and certain types of transfers. The Central Bank does not currently require such mandatory reserves, pursuant to Directive No. 2820, of May 27, 1998.

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Securities - The Central Bank can establish mandatory reserves on values of securities provided by financial institutions in loan and financing operations between individuals or non-financial legal entities and individuals. However, this percentage, which was set at 60.0% in the past, was reduced to zero by the Central Bank, pursuant to Directive No. 2702, of July 3, 1996.

Savings Accounts - Pursuant to Directive No. 3093, of March 1, 2002, as amended, and Resolution No. 3023, of October 11, 2002, as amended by Resolution No. 3634, of November 13, 2008, the Central Bank has established that financial institutions are, in general, required to make a weekly cash deposit to an interest-bearing account at the Central Bank, equal to 20.0% of the average total balance of savings accounts from the prior week. In addition, at least 65.0% of the total deposits in savings accounts of institutions from the Brazilian Savings and Loan System must be used to finance residential real estate or the residential construction sector.

Automatically Reapplied Fixed Term Deposits - Financial institutions are able to accept deposits with rates calculated using the Basic Finance Rate, having met the mandatory reserve requirements and, provided that these deposits are made for, at minimum, three months, pursuant to Resolution No. 2172, of June 30, 1995.

Interbank deposits made by commercial leasing companies. Pursuant to Directive No. 3375, of January 31, 2008, as amended, the Central Bank currently imposes a mandatory reserve requirement of 15.0% for deposits made by commercial leasing companies in the interbank market and requires that this reserve be calculated based on the weekly average balance (from Monday to Friday of each week) for fixed term deposits, deducted by R$30 million. The financial institution must deposit securities issued by the Brazilian Government in an amount equal to or greater than R$2 billion. At the end of each day, the value of these securities must be equal to 100% of the reserve requirements. In order to meet this requirement, commercial leasing companies can deposit in the Selic the corresponding value in government securities registered in the system.

In summation, the table below shows the mandatory deposits to which we are subject for each category. These requirements were last adjusted in February 2010.

Product	December 31st 2009	Actual April 30 2010	Reserves Required Scheme	Interest Rates
Cash Deposit
Rural Credit(1)	30.0%	30%	Loans or Cash Flow	6.75% p.a. and Zero for Cash Flow
Micro credit(2)	2.0%	2%	Loans or Cash Flow	Cap rate: 2% p.m. and Zero for Cash Flow
Reserves Requirements	42.0%	42%	Cash Flow	Zero
Additional Reserves Requirements	5.0%	0%	Federal Government Securities	Overnight Rates
Additional Reserves Requirements	0.0%	8%	Cash Flow	Selic
Open Financing(3)	21.0%	18%
Savings Account
Mortgages	65.0%	65%	Loans or Cash Flow	Cap from TR + 12% p.a. and TR + 6.17% for Cash Flow
Reserves Requirements	20.0%	20%	Cash Flow	TR + TR + 6.17% p.a
Additional Reserves Requirements	10.0%	0%	Federal Government Securities	Overnight Rates
Additional Reserves Requirements	0.0%	10%	Cash Flow	Selic
Open Financing (3)	5.0%	5%
Term Deposits
Reserves Requirements	13.5%	15.0%
In cash or credit (4)	7.43%	0.0%	Credit or Cash Flow	Zero for Cash Flow
Federal Government Securities	6.08%	0.0%	Federal Government Securities	Overnight Rates
In cash or credit (4)	0.00%	6.75%	Credit or Cash Flow	Selic for Cash Flow
Federal Government Securities	0.00%	8.25%	Cash Flow	Selic
Additional Reserves Requirements	4%	0.0%	Federal Government Securities	Overnight Rates
Additional Reserves Requirements	0%	8.0%	Cash Flow	Selic
Open Financing (3)	82.5%	77.0%
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 (1)         Rural Credit is credit made to agricultural clients, with R$5.6 billion and R$5.1 billion open on December 31, 2008 and December 31 2009, respectively.

(2)          Microcredit is credit made to very small businesses, with R$158.5 million and R$181.5 million open on December 31, 2008 and December 31 2009, respectively.

(3)          Open financing is the amount to be used freely for other purposes in each financing category.

(4)          Includes only the credit obtained through December 31, 2009, together with financial institutions with liquid capital less than R$7 billion.

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Asset Composition Requirements

Pursuant to Resolutions No. 2283 of June 5, 2006 and No. 2669 of November 25, 1999 and subsequent amendments, fixed assets (defined as property other than commercial leasing operations, unconsolidated investments and differed charges) of Brazilian financial institutions cannot exceed 50.0% of the value of their Reference Equity, calculated as per criteria established by the Central Bank.

As per provisions of Resolution No. 2844 of June 29, 2001 and subsequent amendments, Brazilian financial institutions cannot have more than 25.0% of their Reference Equity allocated for credit transactions (including securities) granted to just one client (including legal entities from the same economic group) or to securities from just one issuing entity, nor can they act as guarantors (except with improved placement efforts) for securities from just one issuing entity representing more than 25.0% of their Reference Equity.

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Pursuant to Resolution No. 3339 of January 26, 2006 repurchase transactions made within Brazil are subject to certain limits on capital, based on the liquid equity of the financial institution, as adjusted according to Central Bank regulations. A financial institution can only hold repurchase transactions at a value up to 30 times its required Reference Equity. Having observed such limit, repurchase transactions involving shares in privately held companies cannot exceed two times the value of the required Reference Equity. The limits applied to repurchase transactions involving securities guaranteed by government-issued securities vary according to the type of the security involved in the transaction and the risk of the issuing entity, as per the provisions of the Central Bank.

The Central Bank has established rules for classifying and evaluating securities and derivatives (including government issued securities) held by financial institutions, based on the investment strategy of the financial institution. According to these rules, securities and derivatives must be classified within three categories: trading securities, securities for sale and securities held through maturity. Trading securities and securities for sale must be adjusted to market prices, reflecting revenue and liquid equity, respectively. Securities held through maturity are registered by cost. Derivatives are adjusted to market prices and registered as assets and liabilities on the balance sheet. Alterations in the market value of the derivatives are generally reflected in the revenue with adjustments, if these are used as hedges and qualify as hedge accounting according to regulations issued by the Central Bank. Securities held through maturity may be subject to hedging for accounting purposes, but their valuation/devaluation resulting from accounting methods used to adjust to market prices must be taken into account.

Foreign Currency Loans

The RMCCI of the Central Bank has a full set of rules involving the currency exchange market, Brazilian capital abroad and foreign capital in Brazil.

Individuals or legal entities residing in Brazil can perform credit operations with creditors residing abroad without the need for prior approval from the Central Bank for resources entering into Brazil, as per Resolution No. 3822 of March 23, 2010. Financial institutions and commercial leasing companies can raise funds abroad and freely apply such funds to the local market. The transfer of these funds to other financial institutions, individuals or non-financial legal entities is also permitted. These transfers take the form of foreign currency loans, indexed to the dollar, and their terms must correspond with the original transaction terms. The interest rates charged must also be in agreement with the practices of the international market and, in addition to the original cost of the transaction, only the financial institution can charge a transfer commission.

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Regardless of the exemption for prior approval, the flow of funds into Brazil related to (1) The issuance of securities abroad, (2) Foreign loans, (3) Loans paired with exports (securitization of export transactions) and (4) Pre-payments for exports with a maturity term greater than 360 days are subject to prior electronic registry using the RDE-ROF (registry module for financial transactions) from SISBACEN.

The RDE-ROF must be made by the borrower or its representative, providing the Central Bank with relevant information regarding (1) The transaction parties, (2) The financial conditions and the term of payment for the principal, interest and other charges, (3) Confirmation of the creditor of the transaction conditions and (4) Any other information requested by the Central Bank through the SISBACEN.

As a general rule, registries are automatically granted through the issuing of a RDE-ROF transaction number. Exceptions to this general rule are applicable when the costs of the transaction are not compatible with prevailing market conditions and practices and the structure of the transaction does not match the existing standards of the electronic system. If the Central Bank makes no objection to the registry within five working days, the registration is thus complete. Without this initial registration, the interested parties cannot receive funds in Brazil or issue funds abroad. Following the entry of funds, the borrower must register the payment timeline in the RDE-ROF Module, which is essential for remittances abroad of the principal, interest and charges and for the shipment of goods, as is the case.

Financial institutions that fail to provide the required information to the Central Bank regarding foreign exchange transactions or that provide incomplete or inaccurate information will be subject to penalties.

On March 4, 2009, the CMN issued Resolution No. 3689, authorizing the Central Bank to grant loans in dollars to Brazilian financial institutions for payment of debts incurred by their agents abroad.

Pursuant to Directive No. 3474 of November 13, 2009 financial derivative instruments (such as options, forward contracts, futures contracts and swaps) relating to the cost of transfer operations between Brazilians and foreigners must be registered with the liquidation system duly authorized by the Central Bank of the CVM.

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Foreign Currency Stakes

Operations involving the purchase and sale of foreign currencies in Brazil can only be conducted by institutions duly authorized by the Central Bank to operate in the foreign exchange market. The Central Bank currently imposes no limits on stakes sold in foreign exchange (that is, the total value of the purchases of foreign currency is less than the value of the sales) of institutions authorized to operate in the foreign exchange market. Financial institutions can keep purchased stakes (that is, the total value of purchases of foreign currency is greater than the value of the sales) in the foreign exchange market up to a certain proportion of the value of its adjusted net worth. Pursuant to Directive No. 3401 of August 15, 2008 other institutions within the domestic financial system are not permitted to keep purchased stakes in foreign currency, although there are no limits with regard to stakes sold in foreign currencies.

The Central Bank imposes a limit on the exposure of Brazilian financial institutions and their affiliates to assets and debts subject to fluctuations in foreign exchange rates and the price of gold. The current limit is 30% of adjusted net worth, as per Resolution No. 3488 of August 29, 2007.

Penalties for failure to comply with these foreign currency limits vary from the mandatory sale of the foreign currency to revocation of the authorization to operate in the foreign exchange market.

Treatment of Overdue Debt

Pursuant to Resolution No. 2682 of December 21, 1999 and subsequent amendments, the Central Bank requires that financial institutions classify their credit operations according to their credit risk level, in ascending order, using the following levels: AA, A, B, C, D, E, F, G or H, and to take measures according to the level attained for each operation. This credit classification is determined according to the criteria established from time to time by the Central Bank, taking into account: (1) the characteristics of the debtor and the guarantor, such as their economic and financial conditions, levels of indebtedness, ability to generate income, cash flow, administration and quality control methods, credit curtailment limits, as well as lateness in payment; and (2) the terms of the transaction, such as its nature and objective, sufficiency of collateral, with special attention paid to the level of liquidity and the total credit of the collateral. When there are many credit operations involving the same client, economic group or group of companies, credit must be determined using the analysis for the specific credit operations for that client or group that represents the greatest credit risk for the financial institutions.

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Credit transactions of up to R$50,000 may be classified by the assessment method of the financial institution itself, or according to the number of days that the transaction is overdue, whichever is stricter.

Credit classifications must be reviewed:

Monthly, in the case of lateness in payment of any installment of the principal or interest owed, according to the maximum risk classifications to be followed:

(1)          1 to 14 days overdue: risk level A;

(2)          1 to 30 days overdue: risk level B;

(3)          31 to 60 days overdue: risk level C;

(4)          61 to 90 days overdue: risk level D;

(5)          91 to 120 days overdue: risk level E;

(6)          121 to 150 days overdue: risk level F;

(7)          151 to 180 days overdue: risk level G; and

(8)          More than 180 days overdue: risk level H;

Half-yearly, in the case of operations involving the same client, economic group or group of companies whose value is greater than 5.0% of the adjusted net worth of the financial institution in question; and

Annually, in all other cases except when the client's credit liability is less than R$50 thousand whose classification can be reviewed as set out above. This R$50 thousand limit can be adjusted by the Central Bank from time to time and is applied only to operations made on or before February 29, 2000.

Failure to meet these requirements established by the Central Bank will result in the reclassification of any transaction to risk level H.

Provisions for credit losses must be accounted for monthly by the financial institutions, according to the following system:

0.5 % of the total value of credit operations classified as level A;

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1.0% of the total value of credit operations classified as level B;

3.0% of the total value of credit operations classified as level C;

10.0% of the total value of credit operations classified as level D;

30.0% of the total value of credit operations classified as level E;

50.0% of the total value of credit operations classified as level F;

70.0% of the total value of credit operations classified as level G; and

100.0% of the total value of credit operations classified as level H;

Transactions with Affiliates

It is forbidden to financial, banking or credit institutions to grant loans or guarantee operations of any company in whose share capital it holds more than 10.0%. In addition, it is forbidden to financial, banking or credit institutions to grant loans or guarantee operations of its members of management or officers (as well as their relatives, up to the second degree) or to any company in which such members of management or officers (including their relatives, up to the second degree) hold an interest of over 10.0% in the share capital.

Law No. 7492 of June 16, 1986, which defines crimes against the Brazilian financial system, establishes as a crime the granting of credit by a financial institution to any of its counselors or directors and specific individuals related to these persons, and to any entity controlled directly or indirectly by such financial institution or that is subject to common control with such financial institution (except for loans to commercial leasing subsidiaries). Failure to comply with Law No. 7492 carries a prison sentence of two to six years plus fines. On June 30, 1993, the Central Bank issued Resolution No. 1996, requiring that any of these transactions be reported to Public Prosecutors.

Facilitating Financial Sector Consolidation

The Brazilian Government has established a set of rules in order to facilitate corporate reorganization between financial institutions. These rules ensure the liquidity and solvency of the Domestic Financial System and the interests of stakeholders and investors. The main measures include: (i) The concession to the Central Bank of powers to determine mandatory capitalization and to regulate the transfer of control and/or corporate reorganization of financial institutions; (2) The establishing by the Central Bank of a special line of credit, known as the Restructuring and Strengthening of the Domestic Financial System Stimulus Program (PROER), specifically to finance financial institutions that acquire control or assets and obligations from other financial institutions or whose control has been transferred to another; and (3) The creation of certain tax advantages for financial institutions financed by the PROER.

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The PROER was created to protect savings and investment in Brazil and has allowed the Central Bank to intervene in situations of insolvency of financial institutions facing liquidity crises. The creation of the PROER streamlined the processes by which the Brazilian Government can acquire control of financial institutions experiencing insolvency and granted the Central Bank powers to determine the appropriate course of action to prevent insolvency in financial institutions, be it through capital increase, merger, division, or other means. Any financial institution that fails to follow the determinations made by the Central Bank may be subject to the Special Temporary Administration Regime, as described below. The objective of the PROER was to increase oversight of financial institutions by verifying their liquidity and the quality of their assets. These measures are similar to measures currently being implemented in the United States and Europe in response to the recent global financial crisis.

Credit Guarantee Fund

On November 16, 1995, the Central Bank created the FGC (Credit Guarantee Fund), whose objective is to guarantee payment of funds deposited in financial institutions in the event of intervention or liquidation. The FGC is financed by contributions made by the financial institutions at a value of  up to 0.0125%, as determined by the FGC Administrative Council, of the total value of: (1) Demand deposits, (2) Deposits in investment accounts, (3) Savings deposits, (4) Fixed term deposits, (5) Bills of exchange, (6) Real estate bonds, (7) Mortgage notes and (8) Real estate credit notes, for which the financial institutions were responsible during the month prior to the date of calculation. Delay in making this contribution subjects the offender to a fee of 2.0% of the value of the contribution.

The FGC is administered by an Administrative Council, whose members are designated by the National Confederation of Financial Institutions and by an Executive Committee, whose members are designated by the Administrative Council and confirmed by the Central Bank. The total value of credit in the form of demand deposits, savings deposits, fixed term deposits, bills of exchange, mortgage notes and real estate credit notes owed to each client by a financial institution (or by financial institutions from the same financial group) shall be guaranteed by the FGC up to a maximum of R$60 thousand per client. When the assets of the FGC reach 2.0% of the total value guaranteed, the CMN may temporarily suspend of reduce the contribution of financial institutions to the FGC. On March 26, 2009 the Central Bank published Resolution No. 3692, authorizing financial institutions to raise funds using fixed term deposits guaranteed by the FGC up to a maximum of R$20 million, provided that such deposits (1) had a minimum term of six months and maximum of 60 months; (2) were not redeemed before their respective maturity; and (3) were limited to either (a) R$20 million per depositor in the same financial institution or (b) either double the value of the respective Level I net worth of the financial institution on December 31, 2008 and the sum of the balances of fixed term deposits with the balances of obligations for bills of exchange held in the institution on June 30, 2008, this limit not to exceed R$5.0 billion.

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Internal Compliance Procedures

All financial institutions must adopt policies and procedures to control:

- Their financial, operational and administrative information systems; and

- Compliance with all regulations to which they are subject.

Executive management of the financial institution is responsible for the implementation of effective internal controls, defining responsibilities and control procedures and establishing the corresponding objectives on all levels of the institution. Executive management is also responsible for verifying compliance with internal procedures.

Both internal auditing, which is reported directly to the administrative Board of Directors or management, as is the case, of the institution, as well as external auditing are responsible for monitoring the internal control systems.

Rules on Charging Bank Fees

New rules seeking to standardize the charging of bank fees and the cost of credit transactions for individuals were approved by the CMN in December 2007 (Resolutions No. 3516, No. 3517 and No. 3518 of December 6, 2007 and subsequent amendments). According to the new rules, beginning on April 30, 2008 bank services must be divided into the four following groups: (1) Essential services; (2) Specific services; (3) Priority services; and (4) Special services.

Banks cannot charge fees for essential services provided to individuals relating to checking accounts, such as (1) Providing debit cards; (2) Providing ten checks per month to account holders that meet certain requirements, pursuant to applicable regulations; (3) Providing a second debit card (except in the case of loss, theft, damage and other situations not caused by the financial institution); (4) Up to four withdrawals per month, which can be made at a branch of the financial institution, using checks, additional checks or at automated teller machines; (5) Providing up to two statements describing the transactions made during the month, to be acquired using automated teller machines; (6) Internet consultations; (7) Up to two transfers per month of funds between accounts held at the same financial institution, at the bank, using automated teller machines and/or via internet; (8) Check clearing; and (9) Providing a consolidated monthly statement describing the fees charged during the preceding year relating to checking and/or savings accounts. Some services provided to individuals relating to savings accounts are also included in the category of essential services, and as such, are exempt from fees.

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Financial institutions are authorized to charge fees for providing specific services, provided that the account holder or user is made aware of the conditions of use and payment. Some specific services include: (1) Signature authentication; (2) Administration of investment funds; (3) Renting safe deposit boxes; (4) Courier services; and (5) Custody and brokerage services, among others.

Priority services are those provided to individuals relating to checking accounts, transfer of funds, credit transactions and registrations, and can be subject to fees imposed by the financial institutions. The Central Bank defines regulations for naming and delivery channels, identification and description of activation events for such services.

Charging fees for providing special services (including, among others, services relating to rural credit, the foreign exchange market and transfer of funds from the real estate financing system, for example) is still governed by specific provisions contained in the laws and regulations on this topic.

Regulations approved by the CMN also prohibit charging fees when there are not sufficient funds in the account in question to cover such payment. In addition, existing fees can only be increased 180 days after the last fee adjustment (whereas reductions can occur at any time), and notice must be given with at least 30 days, applying only to services used after that date. The implementation of new fees also requires that notification be sent to clients at least 30 days in advance.

Brazilian Payments System

Brazil's rules for clearing and settling payments are based on the Bank of International Settlements' guidelines. The Brazilian Payments System started operations in April 2002, and the Central Bank of Brazil and the Brazilian Securities and Exchange Commission are in charge of its regulation and oversight. Under these rules, all clearinghouses must use procedures to reduce the possibility of systemic crises and risks previously borne by the Central Bank. The following are the key principles of the Brazilian Payments System:

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- there are two main systems of payment and clearing: real time settlement using reserves deposited with the Central Bank of Brazil, and deferred settlement through the clearing houses; with few exceptions, clearing houses will be responsible for payment of orders accepted by them, and

- bankruptcy laws do not affect payment orders made through clearing house credits, or any guarantees assuring such orders. However, clearinghouses will have unsecured claims against the bankrupt party.

Insolvency laws relating to financial institutions

Financial institutions are subject to the procedures defined in Law 6024 of March 13, 1974 (which sets forth provisions in the event of Central Bank intervention or extrajudicial liquidation) and bankruptcy proceedings.

Extrajudicial intervention and liquidation depend on the Central Bank of Brazil ruling that a financial institution is in a critical financial situation, or if events occur that may impact the situation of its creditors. The Central Bank of Brazil takes these measures in order to avoid the company's bankruptcy.

Intervention

Law 6024/74 enables the Central Bank to appoint an intervener to intervene in the operations of any financial institution (except those controlled by the Brazilian Government) or  to liquidate it. Intervention may take place at the discretion of the Central Bank if it can prove that:

- the entity is incurring losses due to mismanagement and subjecting its creditors to risks;

- there have been repeated violations of Brazilian banking laws or regulations, or

- intervention would be a feasible alternative to liquidating a financial institution.

As of the date intervention is ordered, it automatically has the following effects: (1) liability for obligations falling due is suspended, (2) prepayment of obligations previously incurred is barred, and (3) deposits existing on the date of the intervention order are frozen.
Intervention may be ended: (1) if the parties involved submit certain safeguards and at the discretion of the Central Bank assume responsibility for the institution's continuing economic activities, (2) if, at the discretion of the Central Bank, the entity's situation returns to normal, or (3) if the institution's extrajudicial liquidation or bankruptcy is ordered.

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Intervention may also be ordered on request of the financial institution's management.

Intervention periods may not exceed six months, after which the Central Bank may add an extension of another to six months. The intervention process ends when the Central Bank judges that the irregularities that caused it have been eliminated. If they have not, the Central Bank may extrajudicially liquidate a financial institution or authorize the intervener to apply for its voluntary bankruptcy, which is currently governed by the New Bankruptcy Law, if among other reasons, the institution's assets under intervention are insufficient to cover at least 50% of its unsecured debts falling due.

Extrajudicial liquidation

Extrajudicial liquidation is an administrative procedure ordered by the Central Bank ( not applicable to financial institutions controlled by the Brazilian Government) and is conducted by a Central Bank designated liquidator. This purpose of this extraordinary measure is to wind up the business of the financial institution affected, liquidate its assets and settle its liabilities, as in a judicially ordered bankruptcy.

The Central Bank may determine extrajudicial liquidation of a financial institution in the following cases:

- if the economic or financial situation of an institution is at risk, specifically if it fails to meet its obligations due to the occurrence of an event that may indicate a state of insolvency under the New Bankruptcy Law;

- if its management seriously violates Brazilian banking laws, rules or regulations;

if the institution incurs losses that subject its subordinated creditors to grave risk, and / or

- if its operating authorization is canceled and normal liquidation proceedings do not start within 90 days, or, having been started, are prolonged and  delay leads to risk for its creditors, in the discretionary judgment of the Central Bank.

- A liquidation order has the following effects (1)  actions or foreclosures underway that involve rights or interests posing claims on the assets of the entity liquidated shall be suspended, and no others may be initiated for the duration of the liquidation, (2) due dates of the entity's obligations may be brought forward and (3) the period of limitation for the institution's obligations may be suspended.

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Extrajudicial liquidation proceedings may be ended:

- By a discretionary decision of the Central Bank, if the parties involved take over management of the financial institution after providing the necessary guarantees, or

- if the liquidator's final accounts are submitted and approved, and subsequently recorded with the competent public records office, or

- If they are converted to normal  liquidation proceedings, or

- If the financial institution is declared bankrupt.

Liquidation proceedings may be applied for on reasonable grounds by the management of the financial institution concerned or by a Central Bank appointed liquidator.

Special Temporary Administration Regime

In addition to the procedures discussed herein, the Central Bank may also establish the RAET (Special Temporary Administration Regime), according to Law no. 9447, of March 14, 1997, combined with Law no. 6024/74, which is a less severe form of intervention by the Central Bank in non-federal private and public financial institutions and allows for these institutions to continue to operate normally.    The RAET may be enforced by the Central Bank in the following circumstances:

- The institution continuously participates in transactions that are go against the economic and financial policies established in the applicable law;

- Existence of unsecured liabilities;

- Non-compliance with compulsory reserve rules;

- Existence of concealed liabilities;

- Situations resulting in intervention, according to applicable legislation;

- Risky or fraudulent management; or

- Exercise of activities requiring intervention.

RAET’s principal goal is to assist in the recovery of the financial conditions of the institution under special administration and, thus, avoid its intervention and/or liquidation.  Thus, the RAET does not affect the financial institution’s daily business, obligations or rights, allowing for the normal course of its operations.

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There is no minimum term for the RAET, which ceases upon the occurrence of any of the following situations:  (1) in case the Brazilian Government takes over the control of the financial institution; (2) whenever there is a corporate restructuring, consolidation, spin-off, merger or transfer of the financial institution’s share ownership; (3) upon decision by the Central Bank; or (4) upon the ruling of extrajudicial liquidation of the financial institution.

Bankruptcy Law

On February 9, 2005, the Brazilian Congress enacted the New Bankruptcy Law providing for judicial and extrajudicial restructuring, as well as bankruptcy of corporate and individual taxpayers.  The New Brazilian Bankruptcy Law has been effective since June 10, 2005, being applicable to financial institutions only regarding the issues that are not specifically disciplined by the extrajudicial liquidation and intervention regimes described herein.

Payment of Creditors under Liquidation or Bankruptcy Processes

In case of extrajudicial liquidation or bankruptcy of the financial institution, creditors are paid according to their priorities and privileges.  Pre-bankruptcy credits are paid as follows:

- Labor credits, limited to 150 minimum salaries per creditor, as well as credits deriving from occupational accidents;

- Credits with actual guarantees up to the limit of the value of the asset encumbered;

-Tax credits, except tax penalties;

-Credits from special privileges;

-Credits from general privileges;

- Unsecured credits;

-Contractual fines and monetary penalties for violation of administrative or criminal laws, including those of a tax nature; and

- Subordinated credits.

Pursuant to the New Brazilian Bankruptcy Law, additional and post-bankruptcy credits are settled before pre-bankruptcy credits. Additionally, two laws enacted in 1995 affect the priority given to the payment of creditors of financial institutions in case of insolvency, bankruptcy or similar proceedings.  Law No. 9069 grants unseizability to financial institutions’ compulsory deposits maintained with the Central Bank.  These deposits shall not be seized in lawsuits filed by the general creditors of a bank for the payment of debts.  Moreover, as provided for in Law No. 9450, the assets of insolvent financial institutions financed by loans granted by foreign banks, pursuant to commercial credit facilities, must be used for payment of amounts due as a result of these loans, and must prevail over the amounts due to general creditors of the insolvent financial institution.

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Revocation of Operation Autorization

The Banking Reform Act, together with the specific rules introduced by CMN Resolution No. 1065, enacted on December 5, 1985, provides for the imposition of certain penalties to financial institutions in certain situations, making them subject to revocation of their authorization to operate on the foreign exchange market. The cases defined by the Central Bank for the imposition of such penalties include reiterated violations of the Central Bank's regulations by the management of the financial institution or negligence regarding the adoption of bank practices that are adequate to the institution’s activities in the currency exchange market.

Additionally, pursuant to CMN Resolution 3040, of November 28, 2002, the Central Bank may cancel a financial institution’s authorization to operate if one or more of the following situations are evidenced at any time: (1) operating inactivity, without acceptable justification; (2) the institution is not located in the address informed to the Central Bank; (3) interruption, for more than four months and with no acceptable justification, of the presentation to the Central Bank of the financial statements, as required by the legislation in effect; and/or (4) non-compliance with the term regarding the beginning of the activities.  The operation authorization may only be cancelled by filing of the due administrative proceeding by the Central Bank.

Anti-Money Laundering and Bank Secrecy Regulations

In accordance with Circular No. 3461 of the Central Bank of Brazil, dated July 24, 2009, as regulated by Circular Letter No. 3430 of February 11, 2010, which consolidates and improves anti-money laundering rules, financial institutions shall:

(1)        Keep updated records of their clients (including a statement signed by permanent clients on the purpose and nature of operations and the corresponding ascertainment characterizing clients as “politically exposed persons”). Circular No. 3430 exemplifies situations characterizing permanent and occasional clients for the purposes of record-keeping obligations;

(2)        Adopt internal anti-money laundering policies and procedures;

(3)        Keep record of every transaction in cash in local and foreign currencies, negotiable instruments and securities, precious metals or any asset that are convertible into money, including specific records of the issuance or recharging of values in prepaid cards;

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(4)        Keep record of every transaction or group of financial transactions regarding funds transacted by individuals or legal entities belonging to the same corporate group at a total value exceeding R$10 thousand in a calendar month or evidencing a suspect standard of activity that is aimed at avoiding being identified;

(5)        Analyze transactions or proposals whose characteristics can evidence criminal intent;

(6)        Keep record of every transaction of transfer funds that have been (a) made through an available electronic transfer (TED) deposits, checks, among others, and (b) the issuance of checks, payment orders, among others, at a value higher than R$1,000.00; and

(7)        Notify the competent authority of any transaction deemed suspect by the financial institution no later than the period that varies from the first business day following the date the operation was proposed up to five business days as from the end of the calendar month in question.

Financial institutions shall inform the Central Bank of Brazil (without the client’s prior knowledge) of any transactions of the kinds mentioned under items (3) and (4) above exceeding R$10 thousand. Although there is such a limit, financial institutions shall analyze transactions whose characteristics can evidence crime and inform the Central Bank of Brazil no later than 24 hours as from the time the transaction was proposed or carried out, under Law 9613 of May 13, 1998. Records mentioned in all items above shall be kept for as long as five or ten years at least, according to the nature of the relevant information, as from the end of the commercial relationship between the client and the financial institution.

Noncompliance with any obligations mentioned above shall subject the financial institution and its management to penalties varying from the payment of a fine (from 1% to 100% of the operation value or 200% of the income earned by the financial institution itself) to the declaring of its managers to be ineligible to hold any position at financial institutions and/or the annulment of the financial institution’s operation license.

The Brazilian Government and the Brazilian Federal Revenue’s auditors can also inspect, under certain circumstances, financial institutions’ documents, books and records.

On March 3, 1998 the Brazilian Government created the COAF, that operates under the supervision of the Ministry of Finance. COAF’s aim is to investigate, analyze, identify and impose administrative penalties for any suspect or unlawful activities regarding money laundering in Brazil. COAF is comprised of a chairman, appointed by the Minister of Finance, and of eight council members, one of whom is appointed by each one of the following entities: (1) Central Bank of Brazil; (2) CVM – the Brazilian Securities Commission; (3) Ministry of Foreign Affairs of Brazil; (4) SUSEP – Superintendence of Private Insurance; (5) Federal Revenue Office of Brazil; (6) the Office of the Brazilian Attorney General of the National Treasury; (7) Federal Police Department of Brazil; and (8) the Brazilian Intelligence Agency – ABIN. The term of office of the chairman of COAF and that of other members of the council is a three-year one.

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Brazilian financial institutions are also subject to strict bank secrecy regulations and shall keep their banking operations and services provided to their clients in secrecy. The only cases in which information on clients, services or financial institutions’ operations or Brazilian credit card companies can be disclosed to third parties are as follows: (1) the disclosure of confidential information with the express consent of the parties concerned; (2) the exchange of information between financial institutions for registration purposes; (3) the supply of information comprising the national register of NSF check issuers and defaulting debtors to credit protection entities; and (4) in advising competent authorities of the practicing of unlawful criminal or administrative acts including the supply of information on operations involving financial resources from any criminal act.

The Supplementary Law No. 105/2011, which deals addresses bank with band secrecy, further authorizes the Central Bank of Brazil or the Brazilian Securities Commission to exchange information with foreign government authorities according to the terms of treaties in force.

Politically Exposed Persons

In accordance with Circular Letter No. 3461 of the Central Bank of Brazil, dated July 24, 2009, financial institutions and other institutions authorized by the Central Bank of Brazil to operate shall take certain steps to identify commercial relationships and monitor financial activities by consumers considered politically exposed persons.

For the purpose of such a regulation, politically exposed persons are public officers that hold or have held relevant government positions or public offices for the last five years in Brazil or in foreign countries, territories and jurisdictions as well as their next of kin, in line up to the first degree, partners and stepsons/stepdaughters.

Circular Letter No. 3.461 provides that internal procedures thought up and implemented by financial institutions shall be structured in such a way as to enable the identification of politically exposed persons as well as the origin of funds involved in said clients’ transactions. One of the options is to check that operations are compatible with assets declared in said consumers’ records.

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Independent Accountants

All financial institutions shall be audited by independent accountants. Financial institutions can only contract an independent accountant duly registered with the Brazilian Securities Commission, and that is a holder of a banking analysis specialist certificate from the Central Bank of Brazil. Financial institutions shall replace the person, officer, manager, supervisor or any of its staff members that are in charge of the independent accountants’ services every five years at least. Former accountants can be re-engaged after three years as of their previous job.

In addition to the independent accountants’ report, the independent accountant shall report on:

- the evaluation of internal controls and risk management procedures carried out by the financial institution, including the ones concerning its electronic data processing system, thereby submitting all possible deficiencies found while audit procedures are carried out; and

- the description of the financial institution’s possible noncompliance with regulations to which it is subject concerning its financial statements or activities.

Independent accountants, the audit committee and the fiscal council, when established, shall advise the Central Bank of Brazil on the existence or any evidence of any error or fraud no later than three business days as of the respective identification, shown by:

-any noncompliance with legal norms and regulations thus leading to endangering the continuity of the entity audited;

-frauds of any value perpetrated by the institution’s management;

-material frauds perpetrated by the entity’s employees or third parties; and

- material errors in the entity’s financial statements.

In March 2002, an amendment to the Brazilian regulations has entitled the members of our company’s Board of Directors appointed by our company’s preferred or common shareholders to the power of veto when our independent accountants are appointed or removed.

Audit Committee

CMN Resolution No. 3198/04 and CNSP Resolution 118/04 regulated the provision of independent accountants’ services for financial institutions and other institutions authorized by the Central Bank of Brazil to operate, and for insurance, capitalization and social security companies, respectively. Said resolutions require the establishment of a corporate body named “audit committee”, which shall be comprised of at least 3 members that are independent individuals, with a five-year term of office each at most. At least one of them shall be specialized in accounting and auditing.  The regulation allows the creation of a single committee for the whole group of companies, option adopted by the Santander Brasil Group.

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Audit Requirements

The Brazilian laws require that we prepare our financial statements according to the accounting practices adopted in Brazil. As we are a financial institution, we are required to provide the auditing of our financial statements every six months. Quarterly financial information submitted to the Brazilian Securities Commission is subject to examination by our independent accountants. In January 2003, the Brazilian Securities Commission approved regulations that require that entities audited disclosure information on the provision of non-audit services by independent accounting firms, whenever such services represent over 5% of the remuneration paid to such external audit company.

In addition, under CMN Resolution No. 3786, dated November 24, 2009, as of December 31, 2010 our annual consolidated financial statements shall be prepared according to the IFRS and shall be accompanied by an independent accountants’ report, thereby confirming that financial statements have been so prepared. In accordance with the CMN Resolution No. 3853 of April 30, 2010, as a financial institution listed on a Stock Exchange, if we prepare consolidated interim financial statements according to international standards, they shall comply with the IFRS.

Ombudsman’s Office

In accordance with Resolution No. 3849 issued on March 25, 2010 by the National Monetary Council (which has revoked CMN Resolution No. 3477, dated July 26, 2007) and Resolution CNSP No. 110/04, financial institutions and other entities authorized by the Central Bank of Brazil to operate as well as insurance, capitalization and pension companies shall have an Ombudsman’s Office vested with the authority to ensure full compliance with legal norms and regulations pertaining to consumer rights and facilitate communication between financial institutions, insurance, capitalization and pension companies and their clients and also improve products, services, and customer service as of September 30, 2007. The Ombudsman’s office structure shall be managed by an Ombudsman Officer (who can be the ombudsman himself or an ombudswoman), providing that, in such a case, this person is not in charge of any other activity by the financial institution, insurance, capitalization and pension companies and shall be fit for the institution’s, insurance, capitalization and pension companies’ activities and the complexity of its products. Institutions that are part of a financial group can establish a single ombudsman’s office, which shall operate on behalf of the whole group.

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Financial institutions, insurance, capitalization and pension companies shall disclose and keep data on the officer in charge of the ombudsman’s office up to date. Said officer shall prepare a report every six months (on June 30 and December 31 of each year) and whenever a material fact is identified under the applicable regulations.

Regulation on Asset Management

Under Laws No. 10198 of February 14, 2001 and 10303 of October 31, 2001, and CVM Instruction No. 306 of May 5, 1999, as amended, asset management is regulated by the National Monetary Council, the Central Bank of Brazil, the Brazilian Securities Commission, and is also self-regulated by ANBIMA – the Brazilian Association of Financial and Capital Market Entities.

Investment funds are subject to the regulation and supervision by the National Monetary Council, the Brazilian Securities Commission and, for certain specific matters, the Central Bank of Brazil. Investment funds can be managed by multiple and commercial banks, savings banks, investment banks, credit, financing and investment institutions, securities brokers and dealers, within certain operating limits. Regulations by the National Monetary Council provide that institutions shall separate their asset management activities from other activities.

Investment funds can invest in any kind of financial instrument available on financial and capital markets, including, for example, fixed-income instruments, stock, debentures, and derivatives, providing that, in addition to their denominating of the fund, a reference to the kind of pertinent fund is included, according to the a classification table by the CVM Instruction No. 409, of August 18, 2004, as amended, (and, as regards structured investment funds, according to the specific regulations issued by the Brazilian Securities Commission for each kind of structured investment fund).

Investment funds may not:

- have over 10.0% of their net worth invested in securities by a single issuer other than a financial institution or its controlling companies, subsidiaries, and affiliated companies, an investment fund of the Brazilian Government, either state or municipal or other investment fund; and

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-have over 20.0% of their net worth invested in securities issued by financial institutions (including the fund manager) or by its controlling companies, subsidiaries and affiliated companies.

The Central Bank of Brazil issued Circular Letter No. 3086 on February 15, 2002 defining criteria for the accounting registration and evaluation of securities, financial instruments, and derivatives by financial investment funds, funds for investment in units of investment funds, Individually Programmed Retirement Fund, and investment funds abroad. According to this Circular Letter, the Central Bank of Brazil has stipulated that fund managers shall mark their fixed-income securities to market. Thus, the fund’s portfolio assets shall be posted at their fair market value instead of their expected income until maturity. By virtue of such a mark-to-market mechanism, the fund’s units reflect the value of its net worth.

Furthermore, the asset management sector is self-regulated by ANBIMA – the Brazilian Association of Financial and Capital Market Entities –, which periodically issues further regulations and policies relating particularly to the marketing and advertising of investment funds.

Regulation on Securities Brokers and Dealers

Brokers and dealers are a constituent part of the national financial system and are subject to the regulation and inspection by the National Monetary Council, the Central Bank of Brazil and the Brazilian Securities Commission. Brokers shall be accredited by the Central Bank of Brazil and are the only institutions in Brazil authorized to trade on Brazilian stock exchanges, and futures and commodities exchanges. Brokers and dealers can operate as global underwriters when securities are publicly placed and also operate as a foreign exchange broker on any FX market.

Brokers and Dealers may not:

-except for limited instances, carry out operations that can be classified as loan grating to their clients, including assignment of rights, except for limited instances;

-charge their clients securities commission during the primary distribution;

-acquire real estate that is not intended for the use of their own; or

-take out loans with financial institutions, except: (1) loans to acquire assets to be used as per their corporate purpose; or (2) loans whose value does not exceed twice as much as their net worth.

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Foreign Investment in Brazil

Direct Foreign Investment

Direct foreign investment in Brazil is regulated by Laws No. 4131 and No. 4390, dated September 3, 1962 and August 29, 1964 respectively. According to Law No. 4131, “assets, machinery and equipment entering Brazil with no initial foreign currency expenditure, aimed at the production of goods or services as well as financial or monetary funds entering the Country in order to be invested in economic activities, provided that, in both cases, they belong to individuals or legal entities residing , domiciled or with head office abroad” are considered foreign capital.

Foreign capital shall be registered with the Central Bank of Brazil through the Electronic Declaratory Registration – Direct Foreign Investment (RDE-IED) no later than 30 days as from the entering of resources in Brazil under Law No. 4131. The registration of foreign capital is mandatory for remittance of income abroad, repatriation of capital and registration of reinvestments. Investments shall always be registered in the foreign currency in which they are effectively denominated, or in local currency, if funds are from a non-resident’s legally transacted account in Brazil.

On December 28, 2006 Law No. 11371 amended Law No. 4131, stipulating that the foreign capital invested in Brazilian companies not yet duly registered with the Central Bank of Brazil no later than said 30-day period and not subject to other kinds of registration shall be registered with the Central Bank of Brazil. For registration purposes, the foreign capital value in Brazilian Reais to be registered shall be evidenced in said Brazilian company’s accounting records. The foreign capital invested and not yet registered shall be so before the last business day of the following calendar year, during which the company from now on shall be obliged to register such capital.

Apart from this registration, foreign investment is not subject to government approval or authorization, and there are no demands regarding minimum investment or domestic participation in capital (except in very specific cases, such as financial institutions, insurance companies and other entities that are subject to specific rules). However, foreign participation is limited (or rather, subject to approval) or prohibited in a number of sectors. A Presidential Decree issued in November 1997 permits that up to one hundred percent of Santander Brasil’s share capital be held by foreign investors.

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Foreign investments in currency should be channeled officially through financial institutions that have the proper authorization to operate in the FX markets. Foreign currency should be converted into domestic currency and vice-versa, by means of the signing of the respective FX contracts. Foreign investments can also be made through transfers of assets and equipment intended for the domestic production of goods and services.

Investment in Capital Markets

Investors who are resident abroad, including institutional investors, may acquire securities in Brazil through the stock exchanges, provided that they comply with the registration requirements set forth in CMN Resolution No. 2689, which was issued on January 26, 2000, and in CVM Instruction No. 325, issued on Jan 27, 2000.

With a few limited exceptions, CMN Resolution No. 2689 allows investors to carry out any whatsoever type of transaction on the Brazilian capital markets that involves securities traded on the stock market, the futures market or the organized over-the-counter market, but investors are not allowed to transfer ownership of investments which are subject to CMN Resolution 2689 to other foreign investors by means of private transactions. Both investments as well as overseas remittances of earnings, dividends, profits or other payments on our preferred shares are carried out through the commercial FX market.

For the purpose of CMN Resolution No. 2689, overseas residents should:

-appoint as least one representative in Brazil who is responsible for ensuring that the registration, filing of information and reporting procedures with the Central Bank and CVM are complied with. If the representative is an individual or a non-financial company, the investor should also appoint an institution duly authorized by the Central Bank, which will jointly and severally liable for the representative’s obligations;

-complete the applicable foreign investor registration form;

-register as a foreign investor with the CVM;

-register the foreign investment with the Central Bank;

-appoint a tax representative in Brazil; and

- obtain the National Corporate Taxpayers Register from the Brazilian Federal Authorities.

Rates for PIS (Social Integration Program) and COFINS (Tax for Social Security Financing)

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Since September 2003, PIS and COFINS have been levied on our revenue, net of certain specific expenses, at a combined rate of 4.65%. The PIS and COFINS rates for certain non-financial companies are 7.6% and 1.65%, respectively, resulting in a combined rate of 9.25%, provided that certain deductions for expenses are allowed (non-cumulative tax regime for PIS and COFINS). These rates affect us in a less direct way, since only a few of our consumer financing subsidiaries are regarded as non-financial institutions for the purposes of PIS and COFINS. The rate of PIS and COFINS on revenues resulting from financial revenues earned by corporate bodies that are subject to the non-cumulative regime of PIS and COFINS is zero at the present time. However, this rate does not apply to revenues in the form of interest on shareholders’ equity.

PIS and COFINS constitute the income base (net base of specific revenues and expenses) and therefore, are accounted for as income tax under the IFRS (International Financial Reporting Standards).

Tax on Financial Transactions

CPMF (Provisional Contribution on Financial Activities), on transactions on clients’ checking accounts, has not been levied in Brazil since December 31, 2007. In order to compensate for the losses resulting from the elimination of CPMF, a number of Decrees were enacted in 2008, (Decree No. 6339/08, Decree No. 6345/08, Decree No. 6391, Decree No. 6453, Decree No. 6566, Decree No. 6613/08, Decree No. 6691/08, Decree No. 6983/09 and Decree No. 7011/09) altering Decree No. 6306/07 and modifying the IOF rates levying on credit, FX and insurance transactions, or relating to transactions involving securities. The purpose of these Decrees that were issued in 2008 was to raise the IOF rates and, with a few exceptions, to levy an additional rate on credit, FX and insurance transactions.

In general, IOF is levied on the following transactions and at the following rates:

Transaction(1)	Maximum Rate by Law	Current Rate (2)

Credit granted by financial institutions and non-financial entities	1.5% a day	Up to 0.0041% a day for loans taken out by individual or corporate entities, limited to 1.5%. An additional rate of 0.38% is applicable.

Transactions related to securities	1.5% a day

0.5% a day for certain investment funds

0% on transactions involving shares

1% a day on transactions with fixed income bonds and fixed income investment funds, limited to certain percentages on the profits earned with the investment

1.5% on the assignment of securities to allow Deposit Certificates to be issued abroad

Insurance transactions carried out by insurance companies	25.0%	2.38% for health insurance and life insurance 7.38% for other kinds of insurance
FX transactions	25.0%

0.38% (general rule)

2.38% on credit card transactions

0% for the entry and exit of funds related to overseas loans

5.38% for remittances from overseas related to loans that will remain in Brazil for a period of 90 days or less

0% for interbank transactions

2.0% for investors subject to CMN Resolution 2689 who invest in the Brazilian financial and capital markets. The outflow from Brazil of funds related to CMN Resolution 2689 is subject to a rate of 0.0%.

0% for revenues related to service export transactions

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Note:

(1)          The transactions shown in the chart are merely illustrative and do not represent the entire list of transactions that are subject to IOF.

(2)          There are a few exemptions or specific cases where the rate applicable is one of zero.

Foreign Investment and the Federal Constitution

The Federal Constitution prohibits foreign financial institutions from opening new branches or subsidiaries in Brazil, except when properly authorized to do so by the President of Brazil and the Central Bank of Brazil. A foreign financial institution that has the proper authorization to operate in Brazil by means of a branch or subsidiary is subject to the same rules, regulations and demands that are applicable to any Brazilian financial institution.

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Foreign Investment in Brazilian Financial Institutions

The Federal Constitution only allows foreign individuals or corporations to invest in voting shares in Brazilian financial institutions with specific authorization from the President of Brazil based on national interest or on reciprocity. The Decree that was enacted on the 13th of November 1997, issued in relation to Banco Meridional do Brasil S.A. (our legal predecessor) means that it is permissible for up to 100% of our share capital to be held by foreign investors. As a result of this decree foreign investors may acquire the shares issued by Santander Brasil. In addition to this, foreign investors, without any specific authorization and provided that they are publicly traded, may acquire non-voting shares, issued by Brazilian financial institutions or, even, receipts of deposit of securities, representing non-voting shares, and distributed overseas.

Regulation of Facilities and Subsidiaries Abroad

Authorization is required from the Central Bank in order to operate facilities (branches or representation office) or subsidiaries of Brazilian financial institutions, including compliance with the following demands: (1) the institution in question must have been in operation for at least six years; (2) the paid-in capital and shareholders’ equity of the institution in question must meet the minimum levels established by Exhibit II of Resolution No. 2099 of August 17, 1994, plus the equivalent to 300.0% of the minimum paid-in capital and shareholders’ equity levels required under the Central Bank’s rules for commercial banks; and (3) the Brazilian financial institution must furnish the Central Bank with an economic-financial feasibility study for the subsidiary, facility or investment in question.

Furthermore, the Central Bank only gives authorization for the establishment of facilities or subsidiaries of financial institutions if it has access to information, date and documents related to the operations and accounting records of the financial institution in which it has a direct or indirect stake overseas. Any delay in supplying the Central Bank with the required information and documents will result in the financial institution in question being subject to the imposition of penalties. In addition, failure, on the part of the Brazilian financial institution, to comply with the demands set out in Resolution No. 2723 implies the deduction of a designated percentage of the assets of this facility or subsidiary, from the institution’s shareholders’ equity, for the purpose of verifying compliance, by the institution, with the Central Bank’s capital adequacy requirements, without prejudice to the application of the sanctions foreseen under the law and regulations that are in force, with the Central Bank also having the right to cancel the authorization that was previously granted.

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Other issues that require prior authorization from the Central Bank include: (1) the allocation of new funds for overseas facilities or subsidiaries; (2) the subscription, whether direct or indirect, of capital increases of overseas subsidiaries; (3) the increase, whether direct or indirect, of the equity interest in the capital of overseas subsidiaries; and/or (4) the merger or spin-off, whether direct or indirect, of overseas subsidiaries. The requirements mentioned in items (1) to (4) are only applicable if the subsidiary is a financial institution or a similar entity.

Leasing Regulations

The CMN, in its role as a regulatory body and as supervisor of the national financial system, determines the details foreseen under Law No. 6099 and in Resolution No. 2309 of August 28, 1996, and inspects and controls the transactions by leasing companies. In addition to this, the laws and regulations issued by the Central Bank in relation to financial institutions in general, such as demands regarding the filing of reports, capital adequacy and leverage, limits in terms of the composition of assets and the treatment of bad debts, also apply, as the case may be, to leasing companies.

Private Pension Plans

For the purpose of inspection and control, open-end private pension plans are subject to the authority of CNSP and SUSEP, which in turn are subordinate to the regulatory authority of the Ministry of Finance. The CMN, the CVM and the Central Bank are also permitted to issue regulations in connection with private pension plans, particularly in relation to the technical reserves. The open-end private pension plans should set up reserves and provisions to guarantee their liabilities. In general, the regulations applicable to pension funds do not allow that these funds invest their funds overseas.

Code of Bank Clients’ Protection

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CMN Resolutions No. 3694 and 3695, from March 26, 2009, establishes procedures regarding the prevention of risks with financial transactions and to the services provided by financial institutions to clients and to the public in general, with the aim of improving relations between market players, encouraging greater transparency, discipline, competition and reliability on the part of the financial institutions. These regulations consolidate all the earlier related rules.

The main aspects of the above mentioned resolutions are as follows:

-financial institutions should adopt measures designed to ensure that clients and users fully understand all contractual clauses, including the responsibilities and penalties applicable to both parties for the supply in the proper time of contracts, receipts, statements and other documents related to the transactions and services provided to enable clients’ free choice and decision-making;

-all financial institution contracts and related documents should be written in clear language, which is objective and in keeping with the nature and complexity of the operation or service provided, in order to ensure that the content can be understood and that the terms, values, charges, fines, dates, locations and other conditions can be identified;

-financial institutions are not permitted to refuse or prevent consumers or users of their products access to conventional customer service channels, including teller windows, even in those cases where they offer alternative electronic customer services;

-financial institutions are prohibited from delaying cash withdrawals of up R$5,000. For larger amounts, financial institutions may delay the transaction to the next business day; and

- financial institutions are prohibited from debiting deposit accounts without the client’s prior authorization.

In addition to these procedures, on June 7, 2006 the Federal Supreme Court decided that relations between clients and financial institutions should be governed by the Consumer Protection Code, which grants consumers certain rights that facilitate their defense in court, such as the possibility of inversion of the burden of proof, and establishes limits for bank interest rates deemed to be abusive. Financial institutions should observe in full the measures set out in the Consumer Protection Code.

Cayman Banking Regulations

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Banks and trusts that desire to do business in Cayman should be licensed by the monetary authorities of Cayman under applicable regulations, whether or not such business activities are actually carried out in Cayman.

According to applicable regulations, there are two main categories of banking license: a category “A” license, which allows unrestricted domestic and overseas banking business, and a category “B” license, which allows mainly overseas banking business. As at December 31, 2009, there were roughly 17 banks that held category “A” licenses and approximately 249 banks which held category “B” licenses. The holder of a category “B” license is authorized to maintain an office in Cayman and carry out business with other license holders and foreign companies but, except under certain very specific conditions, is not allowed to carry out banking business locally with the public or residents of Cayman. We have an unrestricted category “B” license.

Although there is no specific liquidity index or requirement under applicable regulations, monetary authorities expect banks to observe prudent banking practices and applicable regulations establish a shareholders’ equity of at least CI$400,000 (or, in the case of license holders with restricted category “B” licenses or a restricted fiduciary license, of CI$20,000).

Santander Brasil has a branch in Cayman.

Insurance Regulations

The Brazilian insurance system is controlled by three regulatory bodies: the CNSP, the SUSEP and the ANS. With government approval, an insurance company can offer all types of insurance, with the exception of work accident insurance, which is provided exclusively by the INSS (National Institute of Social Security). Insurance companies sell policies through qualified insurance brokers. According to Brazilian insurance legislation, health insurance should be sold separately to other types of insurance by specialized insurance companies that are subject to the rules of the ANS, which is the agency responsible for private health insurance.

Insurance Companies are supposed to set up reserves that are to be invested in specific types of securities. As a result, the insurance companies are among the main investors on the Brazilian financial market and are subject to the CMN’s rules regarding investment for the establishment of technical reserves.

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Insurance companies are exempt from ordinary bankruptcy proceedings, being instead subject to a special proceeding administered either by SUSEP or by the ANS, except when the insurance company’s assets are insufficient to guarantee at least 50% of the guaranteed unsecured credits or in the case of proceedings that relate to acts that may be regarded as bankruptcy crimes. Dissolutions may be voluntary or compulsory. According to SUSEP’s regulations, the Ministry of Finance is responsible for bringing actions for the compulsory dissolution of insurance companies, while the ANS is responsible for the dissolution of health plan companies.

At present, there are no restrictions in relation to foreign investments in insurance companies.

According to Brazilian legislation, insurance companies should take out reinsurance to the extent that their liabilities exceed the technical limits established by SUSEP’s rules For many years reinsurance activities in Brazil were carried out on a monopoly basis by IRB - Brasil Resseguros S.A. On January 16, 2007, Supplementary Law No. 126/07 came into force, determining that the Brazilian reinsurance market be opened to other reinsurance companies. Specifically, this supplementary law establishes new policies related to reinsurance, retro-assignment and its intermediation, co-insurance operations, the contracting of insurance products overseas and foreign currency operations in the insurance sector.

The main changes introduced by Supplementary Law No. 126/07 are summarized below: The law establishes three types of reinsurers:

- Local Reinsurer. Reinsurer with headquarters in Brazil, organized as a joint stock company for the exclusive purpose of carrying out reinsurance and retrocession transactions;

- Admitted or occasional reinsurer.  Reinsurer not residing in Brazil, registered with SUSEP to perform reinsurance and retrocession transactions through a representative in Brazil, pursuant to the requirements of Supplementary Law No. 126/07 and the rules applicable to reinsurance and reassignment activities;

- Occasional reinsurer. Reinsurer not residing in Brazil, registered with SUSEP to perform reinsurance and retrocession transactions through a representative in Brazil, pursuant to the requirements of Supplementary Law No. 126/07 and the rules applicable to reinsurance and retrocession activities;

Occasional reinsurers should not reside in countries that: are classified as “tax havens;” do not impose income tax or whose tax rate on income is below 20%; or which do not disclose information about a company's ownership structure.

Admitted or occasional reinsurers should comply with the following requirements:

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- To be duly organized, according to the laws of their countries of origin, to underwrite national or international insurance agreements in the segments in which they intend to operate in Brazil, and provide evidence about having conducted business in their respective countries for, at least, five years.

- To have economic and financial capacity above the minimum defined by CNSP;

- To present a risk rating evaluation equal to or above the minimum established by CNSP, and issued by a rating agency recognized by SUSEP.

- To appoint an attorney-in-fact residing in Brazil and holding full administrative and legal powers;

- To comply with any additional requirements established by CNSP and SUSEP.

In addition to the above mentioned requirements, admitted reinsurers should maintain a foreign currency account bounded to SUSEP, submitting their financial statements regularly to this regulatory authority, according to the rules defined by CNSP.

The taking of reinsurance and retrocession in Brazil or abroad should be done through a direct negotiation between the parties or through a licensed brokerage firm.  Foreign reinsurance brokers may the authorized to operate in Brazil, according to applicable law and additional requirements defined by SUSEP and CNSP.

Reinsurance transactions related to life insurance and private pension plans are negotiated exclusively by local reinsurers.  Pursuant to the rules to be issued by CNSP, upon the transfer of reinsurance risks, insurers should offer the following percentages of such risks (preemptive rights) to the local reinsurers:

- 60.0% until January 16, 2010;

- 40.0% in subsequent years.

Technical reserves of funds maintained by local reinsurers, as well as the funds deposited in Brazil to guarantee the local activities of admitted reinsurers, will be administered in accordance with CMN norms. The Brazilian Reinsurance Institute continues to be authorized to perform reinsurance and retrocession activities in Brazil as local reinsurer.

b. issuer’s environmental policy and costs incurred to comply with environmental regulations and, if applicable, of issuer’s other environmental practices, including the adhesion to international patterns of environmental protection.

The Social-Environmental Risk policy of Grupo Santander Brasil establishes guidelines for risk analysis and businesses opportunities. Such practice is considered one of the main inclusion vectors regarding social-environmental issues in the businesses of Grupo Santander Brasil and expresses the alignment between the principles and values of the organization and its way to relate with clients and society.

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The social and environmental aspects are incorporated to risk analysis, to credit granting, to acceptance of new clients and to the contracting of suppliers. Grupo Santander Brasil mitigates potential negative economic, social and environmental consequences, but mainly, it provokes  a positive impact upon valuing the corporate practices of responsible management, in search for an economically healthy society, fairer and more balanced. Santander Brasil is a signatory of the Equator’s Principles, document that forces the institution to make the funding of big projects (Project Finance) of over US$ 10 million to fall under the World’s Bank socio-environmental patterns. Grupo Santander Brasil is a signatory of FEBRABAN’s Green Protocol that establishes social-environmental patterns that must be complied with by the banks.

c. dependence on patents, trademarks, licenses, assignments, franchises, royalty agreements substantial to the development of its activities

In Brazil, the ownership of trademarks is only granted by a registration given by the National Industrial Property Institute – INPI, which is the body in charge of registering trademarks, patents and industrial designs. Upon registration, the owner holds the exclusive right to use the trademark in Brazil for a ten-year term, successively extendable for equal periods of time.

The main trademarks used by Santander Brasil (including trademarks “Santander” and “Banco Santander”) are held by Grupo Santander Espanha, which has granted us license for using such trademarks. All the trademarks substantial to our businesses are registered or have already had their registration request filed with the INPI by Santander Brasil or by Grupo Santander Espanha.

Santander Brasil and some other entities of Grupo Santander Brasil are holders of the domain names used in our businesses, including: www.santanderbrasil.com.br, www.bancosantander.com.br, www.bsantander.com.br, www.bancosantanderlight.com.br, www.corretorasantander.com.br and  www.realsantander.com.br.

7.6. In relation to the countries from which the issuer derives relevant revenues, identify:

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a.       client-derived revenues attributed to the issuer’s home country and its share of the issuer’s total net revenues

b.      client-derived revenues attributed to each foreign country and its share of the issuer’s total net revenues

c.       total revenues derived from foreign countries and its share of the issuer’s total net revenues

 Santander Brasil operates predominantly in the Brazilian market. Therefore approximately 100% of its revenues come from Brazilian clients.

7.7. In relation to the foreign countries mentioned in section 7.6, advise to what extent the issuer is subject to the regulations of these countries, and the manner in which this affects the issuer’s business

Not applicable, since no foreign countries were mentioned in section 7.6.

7.8 Describe the relevant long-term relationships of the issuer that do not appear in any other part of this form

Santander Brasil has no relevant long-term relationships that are not described in other sections of this form.

 7.9 Provide other information which the issuer deems relevant.

 All relevant information has been described in the preceding sections.

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8. Economic group

8.1. Describe the economic group of which Santander Brasil is a part

Over 150 years old, Grupo Santander Espanha, headquartered in Spain, is the eighth bank on market capitalization in the world and the first one in the Euro zone, being worth € 95 billion, according to data from December 2009. It closed 2009 with a net profit of € 8.9 billion, which places it as the 4th major bank in the world rank in terms of results. It has approximately 169 thousand employees, who attend to about 90 million clients at 13,660 branches.

Grupo Santander Espanha’s distinguishing mark is the geographic balanced diversification of its businesses between mature and developing markets, allowing it to maximize its revenues and results along economic cycles. Grupo Santander Espanha is present in nine main markets: Spain, Portugal, Germany, United Kingdom, Brazil, Mexico, Chile, Argentina, and in the United States. In 2009, Brazil answered for about 20% of the profit assigned by geographic segmentation, 8% of gross loans to clients, and 13% of clients’ funds under management. Grupo Santander Espanha has been making huge investments in Latin America, because it believes Brazil is currently one of the most attractive markets in the world. By means of expansions and acquisitions in, including, but not limited to, Chile, Mexico, Colombia, Argentina and Brazil, it has been growing to become the biggest bank in Latin America concerning assets.

It operates, on a global scale, in the divisions of Retail Banking, Wholesale Banking (Santander Global Banking & Markets), Asset Management and Private Banking, Insurances and Means of Payment (Santander Cards).

Grupo Santander Espanha controls Santander Brasil through Grupo Empresarial Santander, S.L., Santander Insurance Holding, S.L. and Sterrebeeck B.V., which are its controlled subsidiaries. Therefore, Santander Espanha holds over 83.5% of our shares and the prerogative to elect the majority of the members of our Administration, as well as the power to decide on almost all the issues submitted to the shareholders’ vote.

a. direct and indirect controllers

The table below presents the main shareholders of Santander Brasil on the reference date of December 31, 2009:

Main Shareholders	Common Shares	Percentage of Common Shares	Preferred Shares	Percentage of Preferred Shares	Percentage of the Total of the Capital Shares
Grupo Empresarial Santander, S.L.	74,967,225,596	35.22%	63,531,985,888	34.12%	34.71%
Sterrebeeck B.V.	99,527,083,105	46.76%	86,492,330,355	46.45%	46.62%
Santander Seguros	7,239,675	(*)	9.525.465	0,01%	(*)
Santander Insurance Holding, S.L.	4,745,083,646	2.23%	4,125,836,422	2.22%	2.22%
Employees	4,957,262	(*)	4,944,121	(*)	(*)
Other	33,590,142,470	15.78%	32,037,762,900	17.21%	16.45%
Total	212,841,731,754	100.00%	186,202,385,151	100.00%	100.00%

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*Interests below 0.01%.

The tables below present the distribution of the corporate capital of the shareholders of Santander Brasil that hold 5.0% or more of the shares of its corporate capital:

Sterrebeeck B.V.

Main Shareholders	Common Shares	Percentage of Common Shares	Preferred Shares	Percentage of Preferred Shares	Percentage of the Total of the Capital Shares
Santander Espanha	2,639,306	100.00%	-	-	100.00%
Total	2,639,306	100.00%	-	-	100.00%

Grupo Empresarial Santander, S.L.

Main Shareholders	Common Shares	Percentage of Common Shares	Preferred Shares	Percentage of Preferred Shares	Percentage of the Total of the Capital Shares
Santander Espanha	468,793,507	99.10580%	-	-	99.10580%
Santander Investment, S.A.	1.787.400	0.377867%	-	-	0.377867%
Santander Investment I, S.A.	2.442.373	0.516333%			0.516333%
Total	473,023,280	100.00%	-	-	100.00%

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Santander Insurance Holding, S.L.

Main Shareholders	Common Shares	Percentage of Common Shares	Preferred Shares	Percentage of Preferred Shares	Percentage of the Total of the Capital Shares
Santander Espanha	38,973,100	99.999%	-	-	99.999%
Santander AM Holding, S.L.	2,000	0.001%			0.001%
Total	3,695,305,602	100.00%	-	-	100.00%

Santander Espanha.

Under the Annual Report 2009 of Santander Espanha available on site http://www.santander.com, section Inversores Institucionales, Información Financiera, Annual Report, Santander Espanha is an open capital financial institution, headquartered in Spain, and its shares are traded at stock exchanges. Its capital is diluted and on December 31, 2009, no shareholder held individually substantial interest. It means that no shareholder owns, on an individual basis, over 3% of the corporate capital of Santander Spain. It appears in the share interests registrations of Santander Spain the interests of Chase Nominees Limited, of 12.51%, of the State Street Bank & Trust, of 9.06%, of the EC Nominees Ltd., of 6.91%, of the Bank of New York Mellon, of 5.57%, of the Société Générale, of 3.59%, and of the Caceis Bank, of 3.42%. Such interests, however, are not interests held on an individual basis by one sole person but it is the total interest of the clients represented by each of these institutions. The table below shows the composition of capital of Santander Spain on December 31, 2009:

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                               Composition of Corporate Capital – Santander Espanha

	Amount of Shares	(%) of the corporate capital
Directors of the Board	281,460,101	3.42
Institutional Investitors	5,264,898,263	63.98
Minority Shareholders	2,682,467,771	32.60
Total	8,228,826,135	100.00

b. controlled and associated companies

The table below presents the standing of the controlled and associated companies of Santander Brasil on December 31, 2009:

Companies	Amount of Shares or Quotas Held by Santander Brasil		% Interest
	Common Shares and Quotas	Preferred Shares	Santander Brasil	Santander Consolidated
Santander Seguros	5,625,778,302	5, 625,396,649	100.00%	100.00%
Santander Corretora (1)	22,773,799,445	14,426,777,699	99.99%	100.00%
Santander Brasil Asset	12,493,833,362	-	99.99%	100.00%
Santander Administradora de Consórcios Ltda.	2,99,999	-	99.99%	100.00%
Banco Bandepe	2,183,667,025,860	-	100.00%	100.00%
Santander Leasing	8,678,229,776	-	78.57%	99.99%
Aymoré Financiamentos	287,706,670,412	-	100.00%	100.00%
Santander Brasil Administradora de Consórcio Ltda.	4,810,000	-	99.99%	100.00%
Real Microcrédito Assessoria Financeira S.A.	43,129,917,579	-	99.99%	100.00%
Santander Advisory Services S.A.	446,139	-	100.00%	100.00%
Sociedade Real de Valores - Distribuidora de Títulos e Valores Mobiliários	67,100	-	100.00%	100.00%
Companhia de Arrendamento Mercantil RCI Brasil	63.200	31,158	39.88%	39.88%
Companhia de Crédito, Financiamento e Investimento RCI Brasil	361	364	39.64%	39.64%
Santander Corretora de Câmbio e Valores Mobiliários S.A.	1,400,000,000	1,400,000,000	100.00%	100.00%
Agropecuária Tapirapé S.A.	199,728,688	379,625,297	99.07%	99.07%
Real CHP S.A.	506,657	-	92.78%	92.78%
Real Argentina S.A.	444,661	-	98.99%	98.99%
Webmotors S.A.	348,253,362,330	17,929,313,233	100.00%	100.00%
REB Empreendimentos e Administradora de Bens S.A.	1	1	0.00%	0.00%
Company Controlled by Santander Seguros
Santander Brasil Seguros S.A.	70,283,367	-	0.00%	100.00%
Santander Capitalização S.A.	64,614,988	-	0.00%	100.00%
Controlled Companies of Santander Advisory Services S.A.
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros	50,425,266,743	-	0.00%	100.00%
Real Corretora de Seguros S.A.	9,380	-	0.00%	100.00%
Controlled by Cia Real de Valores - Securities Dealership
Santander Securities (Brasil) Corretora de Valores Mobiliários S.A.	344,282,642	77,225,627	0.00%	100.00%
Jointly Controlled Companies
Araguari Real Estate Holding LLC	43,164	-	50.00%	50.00%
Celta Holding S.A.	260,000	-	26.00%	26.00%
Cibrasec Companhia Brasileira de Securitização	9,000	-	13.64%	13.64%
Norchem Participações e Consultoria S.A.	950,000	-	50.00%	50.00%
Estruturadora Brasileira de Projetos S.A. - EBP	1,598,591	-	11.11%	11.11%
Associated companies
Norchem Holding e Negócios S.A.	1,678,969	-	21.75%	21.75%

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(1) Company taken over by Santander Corretora de Câmbio e Valores Mobiliários S.A. on March 31, 2010

c. interests of Santander Brasil in the group’s companies

See information on table under item “b” above.

d. interests of the group’s companies in Santander Brasil

Except for the information under item “a”, no other company of the Grupo Santander Espanha held any interest in Santander Brasil on the reference date of December 31, 2009.

e. companies under common control

There follows below information on the companies under common control with Santander Brasil on December 31, 2009:

Universia Brasil S.A.
Shareholders	ON	PN	Total
Universia Holding, S.L.	41,437,448,308	82,874,896,619	124,312,344,927
José de Paiva Ferreira	1	-	1
Jaume Pagés Fita	1	-	1
Javier Sagi-Vela González	1	-	1
Fábio Colletti Barbosa	1	-	1
TOTAL	41,437,448,312	82,874,896,619	124,312,344,931

Isban
Shareholders	ON	PN	Total
Grupo Empresarial Santander, S.L.	6,463,413	6,348,552	12,811,965
Santander Brasil	1	-	1
Fernando Díaz Roldán	1	-	1
Gustavo José Costa Roxo da Fonseca	1	-	1
José Maria Fuster Van Bendegem	1	-	1
Juan Carlos Martin Guirado	1	-	1
Reginaldo Marinho Fontes	1	-	1
TOTAL	6,463,419	6,348,552	12,811,971

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Produban

Shareholders	ON	Total
Produban Servicios Informáticos Generales, S.L.	11,249,995	11,249,995
Santander Brasil	1	1
Carlos Maria Rojo Sevillano	1	1
Fernando Díaz Roldán	1	1
Francisco Javier del Valle Garrido	1	1
José Maria Yubero Fuentes	1	1
TOTAL	11,250,000	11,250,000

Aquânima Brasil Ltda.

Partners	Quotas	Total
Digital Procurement Holdings N.V.	1,078,885	1,078,885
Santander Brasil	1	1
TOTAL	1,078,886	1,078,886

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8.2. Organization Chart of the economic group of which Santander Brasil is a part, provided that it is compatible with the information presented in item 8.1

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8.3. Describe restructuring operations, such as incorporations, mergers, spin-offs, share incorporations, disposals and acquisitions of corporate control, acquisitions and disposals of important assets, occurred within the group.

See transactions listed under item 6.5 above.

8.4.   Supply any further information that Santander Brasil deems material

All material information was released under the above items.

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9. Material assets

9.1.   Describe the non-current assets that are material for the business, also providing the following particular information:

a. fixed assets, including those that are leased or the subject of leasing arrangements, identifying the location of each such asset

Ownership Type	Location /State	- Fixed Assets	Acquisition Value (millions of R$)
Own	SP	Data Processing Unit	69.9
Own	SP	Data Processing Unit	42.69
Own	SP	Data Processing Unit	22.69
Own	SP	Data Processing Unit	21.63
Own	SP	Data Processing Unit	20.97
Own	SP	Data Processing Unit	14.02
Own	SP	Data Processing Unit	12.8

Ownership Type	Location /State	- Fixed Assets	Book Value (million of R$)
Own	SP	Headquarters of Grupo Santander Brasil	1,252,006,464.39
Own	SP	Santander Administrative Center 1	98,285,030.92
Leased	SP	Santander Administrative Center 2	5,354,017.97
Own	SP	Santander Administrative Center 3	30,024,778.06
Leased	SP	02 floors of the former building of Banco Real headquarters	-

Base date December 31, 2009

b. patents, trademarks, licenses, concession grants, franchises and technology transfer agreements, including the following information:

i.      duration or term of effectiveness

     ii.      relevant territory

     iii.      events triggering loss of rights to such assets

iv.         possible consequences for the registrant of a loss of rights to any such asset

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Not applicable, since with do not have patents, brands, licenses, concessions, franchises and technology transfer agreements booked in our non-current assets.

c. companies in which the registrant holds ownership interest, including the following particular information:

i.      corporate name

     ii.       registered office address

     iii.      business activities

     iv.      percentage equity interest held by the registrant

     v.       identify whether the company classifies as a subsidiary or an affiliate

     vi.     whether the company registered as a public company with the CVM

     vii.    book value of the investment

     viii.  market value of the equity interest, which if the company shares trade on an organized securities market must correspond to the market price of the shares as of the closing date of the last annual balance sheet

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			Participation %						Results on Investments in
			Direct and Indirect Ownership			Investments - Bank			Affiliates and Subsidiaries - Bank
Investments in Affiliates and Subsidiaries by Santander Brasil	Activities	Headquarters	2009	2008	2007	2009	2008	2007	2009	2008	2007
Santander Seguros (2) (3)	Insurance and Pension Plan	São Paulo	100.00%	-	-	2,360,554	-	-	141,800	-	-
Banco Real (1) (2)	Banking	São Paulo	-	100.00%	-	-	11,857,754	-	258,061	647,207	-
AAB Dois (1) (2)	Holding	São Paulo	-	100.00%	-	-	338,715	-	126,442	50,723	-
Santander Brasil Leasing (1) (2)	Leasing	São Paulo	-	99.99%	99.99%	-	525,885	480,531	20,482	45,784	43,601
Santander S.A. Corretora de Câmbio e Títulos (2) (3)	Broker	São Paulo	100.00%	100.00%	99.99%	246,393	193,731	137,003	54,045	41,200	120,837
Santander Brasil S.A. Corretora de Títulos e Valores Mobiliários (1)	Broker	São Paulo		100.00%	99.99%	-	1,016	173,969	(70)	8,588	124,876
Santander Brasil Asset (2) (3)	Asset Manager	São Paulo	100.00%	-	-	237,661	-	-	24,352	-	-
Santander Investimentos em Participações S.A. (1)	Holding	São Paulo	-	100.00%	97.69%	-	944,674	293,465	258,895	159,207	161,582
ABN AMRO Administradora de Cartões de Crédito Ltda. (1)	Cards	São Paulo	-	100.00%	-	-	953,225	-	12,603	18,687
Santander Administradora de Consórcios Ltda. (2) (3)	Buying Club	São Paulo	100.00%	100.00%	99.99%	3,809	3,637	3,602	172	166	110
Banco Bandepe (2) (3) (4)	Banking	São Paulo	100.00%	100.00%	-	4,015,044	-	-	289,703	-	-
Santander Leasing (2) (3)	Leasing	São Paulo	99.99%	99.99%	-	9,209,331	-	-	651,764	-	-
Aymoré Financiamentos (2) (3)	Financial	São Paulo	100.00%	100.00%	-	685,460	-	-	120,961	-	-
Santander Brasil Administradora de Consórcio Ltda. (2) (3)	Buying Club	São Paulo	100.00%	100.00%	-	92,925	-	-	29,291	-	-
Real Microcrédito Assessoria Financeira S.A. (2) (3)	Microcredit	São Paulo	100.00%	100.00%	-	9,616	-	-	2,187	-	-
Santander Advisory Services S.A. (2) (3)	Other Activities	São Paulo	100.00%	100.00%	-	131,902	-	-	13,798	-	-
Companhia Real de Valores - Distribuidora de Títulos
e Valores Mobiliários (2) (3)	Asset Manager	São Paulo	100.00%	100.00%	-	82,625	-	-	8,009	-	-
Companhia de Arrendamento Mercantil RCI Brasil (2) (3)	Leasing	Curitiba	39.88%	39.88%	-	189,088	-	-	6,584	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil (2) (3)	Financial	Curitiba	39.64%	39.59%	-	101,303	-	-	6,134	-	-
Santander Corretora de Câmbio e Valores Mobiliários S.A. (2) (3)	Broker	São Paulo	100.00%	100.00%	-	40,200	-	-	(18)	-	-
Webmotors S.A. (2) (3)	Other Activities	São Paulo	100.00%	100.00%	-	40,762	-	-	7,436	-	-
Santander S.A. Serviços Técnicos, Administrativos
e de Corretagem de Seguros (2) (3)	Insurance Broker	São Paulo	-	99.99%	99.99%	-	-	47,967	-	5,071	36,798
Real Corretora de Seguros S.A. (1) (5)	Insurance Broker	São Paulo	-	-	-	-	-	-	12,383	-	-
Santander Asset (1) (6)	Asset Manager	São Paulo	-	99.99%	99.99%	-	103,865	71,295	30,077	18,449	19,200
REB (1) (7)	Other Activities	São Paulo	-	-	-	-	-	-	784	-	-
BCIS (1) (8)	Other Activities	São Paulo	-	-	-	-	-	-	697	-	-
Produban (9)	Other Activities	São Paulo	-	-	99.99%	-	-	11,460	-	-	46
(1) Company incorporated in 2009.
(2) There is no record of shares in the CVM. The market value of participation is not applicable.

(3) Reason for maintaining such participation: company of the financial conglomerate and economic-financial Santander Brasil, in the context of a set of institutions that act together in the financial market.

(4) Change of headquarter in 2010.
(5) Santander Brasil has sold the investment at Real Corretora to Advisory after July, 2009, according to the Executive Committee Meeting of July, 24, 2009.

(6) Company incorporated by Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A., according to both companies' management approval on November 30, 2010, referring to amounts from September, 2009 audited financial statements.

(7) Company sold in December, 2009.
(8) Incorporation approved in the Shareholders' meeting of August, 14, 2009.
(9) Current denomination of Santander Distribuidora de Títulos e Valores Mobiliários Ltda., which has had its denomination and core business changed after Shareholders' meeting of August, 31, 2007.

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     ix.      appreciation or devaluation of the relevant equity interest in the last three financial years, as compared to book value

     x.       if the shares trade on an organized securities market, appreciation or devaluation of the relevant equity interest in the last three financial years, as compared to the market price of the shares as of the closing date of the balance sheet in each such financial year

     xi.      amount of cash received by way of dividends in the last three financial years

    xii.      reasons for the acquisition or for keeping the investment

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Companies	2007	2008	2009	Arguments
	Dividends + Interest on equity Received (net value in thousand of Reais)	Dividends + Interest on equity Received (net value in thousand of Reais)	Dividends + Interest on equity Received (net value in thousand of Reais)
Santander Seguros	-	-	-	Segregation and development of activities in specific company which acts jointly and complementary to Banco Santander (Brasil) S.A.
Banco Real	-	-	-

Segregation and development of activities in specific company which acts jointly and complementary to Banco Santander (Brasil) S.A.. The controlled company was merged into Banco Santander (Brasil) S.A. on April 30th, 2009.

AAB Dois	-	-	-

Segregation and development of activities in specific company which acts jointly and complementary to Banco Santander (Brasil) S.A.. The controlled company was merged into Santander Seguros S.A. on September 30th, 2009.

Santander Brasil Leasing	25,589	30,941	435

Segregation and development of activities in specific company which acts jointly and complementary to Banco Santander (Brasil) S.A.. The controlled company was merged into Santander Leasing S.A. Arrendamento Mercantil on November 30th, 2009.

Santander Corretora	36,649	25,809	20,789	Segregation and development of activities in specific company which acts jointly and complementary to Banco Santander (Brasil) S.A..
Santander Brasil S.A. Corretora Títulos e Valores Mobiliários	31,975	29,412	5

Segregation and development of activities in specific company which acts jointly and complementary to Banco Santander (Brasil) S.A.. The controlled company was merged into Santander S.A. Corretora de Câmbio e Títulos on September 30th, 2009.

Santander Brasil Asset	-	-	-	Segregation and development of activities in specific company which acts jointly and complementary to Banco Santander (Brasil) S.A..
Santander Investimentos em Participações S.A.	-	6,800	168,028

Segregation and development of activities in specific company which acts jointly and complementary to Banco Santander (Brasil) S.A. The controlled company was merged into Banco Santander (Brasil) S.A. on August 31st, 2009.

ABN AMRO Administradora Cartões de Crédito Ltda.	-	-	40,276

Segregation and development of activities in specific company which acts jointly and complementary to Banco Santander (Brasil) S.A. The controlled company was merged into Banco Santander (Brasil) S.A. on August, 31st, 2009.

Santander Administradora de Consórcios Ltda.	-	26	132	Segregation and development of activities in specific company which acts jointly and complementary to Banco Santander (Brasil) S.A..
Banco Bandepe	-	-	1,323	Segregation and development of activities in specific company which acts jointly and complementary to Banco Santander (Brasil) S.A..
Santander Leasing	-	-	14,397	Segregation and development of activities in specific company which acts jointly and complementary to Banco Santander (Brasil) S.A..
Aymoré Financiamentos	-	-	-	Segregation and development of activities in specific company which acts jointly and complementary to Banco Santander (Brasil) S.A..
Santander Brasil Administradora de Consórcio Ltda.	-	-	-	Segregation and development of activities in specific company which acts jointly and complementary to Banco Santander (Brasil) S.A..
Real Microcrédito Assessoria Financeira S.A.	-	-	-	Segregation and development of activities in specific company which acts jointly and complementary to Banco Santander (Brasil) S.A..
Santander Advisory Services S.A.	-	-	460	Segregation and development of activities in specific company which acts jointly and complementary to Banco Santander (Brasil) S.A..
Companhia Real de Valores - Distribuidora Títulos e Valores Mobiliários	-	-	4	Segregation and development of activities in specific company which acts jointly and complementary to Banco Santander (Brasil) S.A..
Companhia de Arrendamento Mercantil RCI Brasil	-	-	-	Segregation and development of activities in specific company which acts jointly and complementary to Banco Santander (Brasil) S.A..
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	-	-	Segregation and development of activities in specific company which acts jointly and complementary to Banco Santander (Brasil) S.A..
Santander Corretora de Câmbio e Valores Mobiliários S.A.	-	-	-	Segregation and development of activities in specific company which acts jointly and complementary to Banco Santander (Brasil) S.A..
Webmotors S.A.	-	-	9,852	Segregation and development of activities in specific company which acts jointly and complementary to Banco Santander (Brasil) S.A..
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros	23,965	36,331	21,986	Segregation and development of activities in specific company which acts jointly and complementary to Banco Santander (Brasil) S.A..
Santander Asset Management Distribuidora Títulos e Valores Mobiliários Ltda.	15,213	16,604	11,204	Segregation and development of activities in specific company which acts jointly and complementary to Banco Santander (Brasil) S.A..
Santander DTVM	850	-	-	Segregation and development of activities in specific company which acts jointly and complementary to Banco Santander (Brasil) S.A..
REB Empreendimentos e Administradora de Bens S.A.	-	-	32,966	Segregation and development of activities in specific company which acts jointly and complementary to Banco Santander (Brasil) S.A..
BCIS	-	-	44,107

Segregation and development of activities in specific company which acts jointly and complementary to Banco Santander (Brasil) S.A.. The controlled company was merged into Banco Santander (Brasil) S.A. on August, 31st, 2009.

Real Corretora de Seguros S.A.	-	-	60,597	Segregation and development of activities in specific company which acts jointly and complementary to Banco Santander (Brasil) S.A..
Diamond Finance Promotora de Vendas S.A.	-	-	1,045	Segregation and development of activities in specific company which acts jointly and complementary to Banco Santander (Brasil) S.A..
TOTAL	134,241	145,924	427,604

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9.2 Please provide other information the issuer deems relevant

All relevant information has already been described in the foregoing items.

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10. Management comments on the company's financial position

10.1. Directors should comment on:

a. general financial and equity conditions

Banco Santander (Brasil) S.A. (“Bank” or “Company”) is one of the leading multiple banks in Brazil, one of the world’s most attractive markets given its high growth potential and its low penetration of bank products and services. It is considered the third largest private bank in Brazil in terms of assets, according to data from the Central Bank of Brazil ("Bacen"), between management with a 9.3% in December 2009 and the largest bank controlled by a large global financial group.

•              The normalized net profit accounted by the Company amounted to R$ 4,360 million in 2009, a 58% (or R$ 1,602 million) growth in relation to the R$ 2,758 million registered in 2008.

•              With total adjusted consolidated assets of R$ 318,672 million, a 1.2% growth in twelve months consolidating its position as the third largest private bank in Brazil.

•              The consolidated gross credit portfolio grew 1.9% in twelve months of 2008 and reached R$ 142,019 million.

•              The consolidated deposits suffered a reduction of 8.5% in twelve months, reaching R$ 113,473 million. The savings deposits growth was 22.2% in 2009, when compared to 2008.

•              The consolidated shareholders’ equity reached R$ 40,841 million (excluding goodwill of R$ 23,652 million) in 2009, in comparison to R$23,520 million in 2008.

•              The active client base (according to the criteria of the Bacen) reached 10.1 million.

•              Bank has a solid distribution platform, is one the largest in numbers of points of sale in the South/Southeast region (73% of the Brazilian GNP):

                - 2,091 branches

                - 1,502 mini-branches

                - 18,094 ATM’s

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The consolidated net profit of 2009 was R$1,806 million, including the expense of R$2,877 million principally related to the goodwill amortization, determined in the purchase of Banco ABN AMRO Real S.A.(“Banco Real”), and the earnings from the sale of investments, compensated by reinforcements in provisions of credit and contingency. The consolidated net profit of 2008 was R$1,581 million, including the result as of 29 August 2008 of Banco Real and R$571 million of goodwill amortization. The Company, according to the consolidated criteria, ended 2007 with net profit of R$1,845 million, including an amount of R$771 million related to the disposal of shares of Serasa, Bovespa, BM&F and the net assets of the Banespa branch in Grand Cayman.

The total consolidated assets reached R$342,324 million on December 31, 2009, compared with R$340,635 million on December 31, 2008 and R$116,037 million on December 31, 2007. Of such amount, R$142,019 million (2008 – R$139,410 million and in 2007 - R$43,725 million) are represented by the credit portfolio; R$79,621 million (2008 – R$55,824 million and in 2007 - R$20,464 million) by bonds and securities and financial derivatives, substantially federal public bonds; and R$30,174 million (2008 – R$37,267 million and in 2007 - R$25,397 million) by inter-financial investments of liquidity.

The total portfolio of deposits, including the assets under management, reached in the consolidated R$211,880 million on December 31, 2009 compared with R$204,389 million on December 31, 2008 and R$94,778 million on December 31, 2007.

In Millions of Brazilian Reais (R$)	Consolidated
	2009	2008	2007 (1)
Deposits	113,473	123,987	38,867
Assets under management	98,407	80,402	55,911
Total	211,880	204,389	94,778

(1)  Do not contemplate the liabilities incorporated in the corporate integration of Banco ABN AMRO Real S.A. and ABN AMRO Brasil Dois Participações S.A. to the financial and economic-financial conglomerates of Santander, approved at the General Stockholders Meeting of August 29, 2008.

The goal of Santander Brasil is to be Brazil’s best bank, in terms of profitability and brand recognition, conquering the satisfaction of clients, shareholders and employees. Therefore, it seeks to be a relationship bank and the main bank of its retail and wholesale clients, offering them sustainable practices, serving them with a complete product portfolio. The Company believes that it may attain such goals by applying the following strategies:

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•              Improved efficiency through synergies and implementation of the best practices in the integration process: (i) continuous search for ways to improve even more its operating efficiency and margins; and (ii) maintenance of the investment discipline and allocating resources to the areas that generate improvements in managing their clients and increase of their revenues.

•              Expansion of the offer of products and distribution channels in the commercial bank: the Bank wishes to increase its businesses and operations throughout Brazil, expanding its commercial bank services to existing and potential retail clients, and offering new products and services to current clients, based on their individual profile.

•              Capitalization of the strong market position of the Bank in the wholesale business: the Company provides the multinational companies present in Brazil and local companies, including those with operations abroad, with a wide variety of financial products, using its global network to meet the needs of its clients with customized solutions. The Bank wishes to focus even more on its solid global position as a wholesale bank of relationship with clients, in line with the global strategy of the Santander Group in Spain for the Global Wholesale Bank.

•              Continuous development of a business platform that is transparent and sustainable: the Bank will maintain a commitment with economic, social, and environmental sustainability in its processes, products, policies and relationships. The Bank focuses on the construction of durable and transparent relationships with its clients by understanding their needs, designing its products and services to serve them.

•              Continuous growth of the insurance businesses: the Bank wishes to continue expanding its insurance businesses, particularly related to bank products. The Bank will increase its presence in such segment by using its strong branch network and client base, particularly in the south and southeast, of the simultaneous sale of insurance products, as well as by using its relationship with companies in Brazil.

In line with the aspirations of being the major multiple bank in Brazil and of getting a position for the new cycle of Brazilian economic growth, the Bank made the largest Global Offer of Shares from Brazil in October 2009.

The year of 2009 was the first year in which Bank and Banco Real operated together.

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In addition, the year of 2009 was also decisive for the integration process. Important stages were completed, which resulted in gains of synergy, excelling the initially planned expectations. New products, services and functionalities were added to the daily routine of clients, so as to extract in all stages of the process, the best that each bank has to offer. Some of these changes brought immediate benefits to clients and allowed for, since the implementation, the leverage of the businesses.

The Executive Committee of Santander Brasil understands that the Company has financial conditions and assets enough to implement its business plan and comply with its obligations in a short to medium term.

Global Offer of Shares

The Meeting of the Board of Directors held on September 18, 2009 approved the realization of a Global Offer of Shares, called Global Offer.

The same meeting approved the listing of Bank and the trading of Units, of the common shares and preferred shares issued thereby at Level 2 of Differentiated Corporate Governance Practices of BM&FBovespa - Bolsa de Valores, Mercadorias and Futuros (“BM&FBovespa”).

The Global Offer was coordinated as a firm guarantee of liquidation. The Global Offer coordinators were: (i) Santander Brasil, Banco de Investimentos Credit Suisse (Brasil) S.A., Banco Merrill Lynch de Investimentos S.A. and Banco BTG Pactual S.A., as regards the Units distribution in Brazil; and (ii) Santander Investment Securities Inc., Credit Suisse Securities (USA) LLC, Merril Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC, as regards the Units distribution abroad under ADRs, representative of ADSs.

Pursuant to article 14, paragraph 2, of Instruction CVM 400/2003, the total quantity of Units initially offered (“without considering the Supplementary Lot Units”) could have been, but was not, added of up to 4.76%, that is, by up to 25,000,000 Units, including the ADS’s, in the same conditions and at the same price of the Units initially offered (“Additional Units”).

Also, pursuant to article 24 of Instruction CVM 400/2003, the total quantity of Units/ADSs initially offered in the Global Offer (without considering the Additional Units, as defined below) was added of 6.85%, that is, 35,955,648 Units, as ADS’s, in the same conditions and at the same price of the Units/ADSs initially offered (“Supplementary Lot Units”), according to option granted to Credit Suisse Securities (USA) LLC, intended to meet an excessive demand during the Global Offer (“Supplementary Lot Option”).

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The Brazilian Offer was addressed, in the Retail Offer, to Non-Institutional Investors and, in the Institutional Offer, to Institutional Investors.

On October 6, 2009, the price of the Global Offer of Shares was determined at R$23.50 per Unit and US$13.40 per ADS. The Units started to be traded at the BM&FBovespa and at the NYSE, as ADS’s, as of October 7, 2009.

The other characteristics and terms of the Global Offer are included (i) in the "Definitive Prospectus of Global Offer of Primary Distribution of Share Deposit Certificates (Units) issued by Banco Santander (Brasil) S.A.", dated of October 6, 2009, available at (www.santander.com.br/ri) and at the CVM’s website and (ii) in the "Form-F1", also available at (www.santander.com.br/ri) and at the CVM’s website, as well as SEC’s website ( www.sec.gov).

On October 14, 2009, the Bacen homologated the increase of capital of Bank as a result of the Global Offer and the partial vesting of the Supplementary Lot Option of the International Offer on October 29, 2009.

The result of the Global Offer was disclosed pursuant to Closing Announcement published in the Valor Econômico magazine of November 10, 2009.

As a result of the Global Offer, the capital stock of Santander Brasil was increased by 560,955,648 Units (30,852,560,640 Common Shares and 28,047,782,400 Preferred Shares), totaling R$12,989 million, net of issuance costs.

b. Capital structure and possibility of redemption of shares or quotas, indicating:

    i. case of redemptions

    ii. formula to calculate the redemption value

Shareholder’ Equity

On June 25, 2007, the Extraordinary Shareholders’ meeting approved the capital increase of the Bank in the amount of R$1,500 million, subscribed with interest on capital and dividends of R$892,957 thousand and in cash of R$607,043 thousand.

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On July 25, 2008, the Extraordinary Stockholders’ Meeting approved the capital increase of Santander Brasil in the amount of the R$800 million, with the issue of 3,689,477 thousand book-entry, no par value Shares, being 1,974,003 Common Shares and 1,715,474 Preferred Shares. The increase in shareholder’s equity arising from the profit in the period and the aforementioned capital increases was partially offset by the proposal of the Executive Committee to distribute dividends and interest on capital in the total amount of R$ 1,453 million, which were fully assigned to mandatory dividends.

On August 29, 2008, the Extraordinary Stockholders’ Meeting approved the capital increase in total capital of Santander Brasil in the amount of R$38,021 million, with the issue of 189,300,327 thousand book-entry, no par value Shares, being 101,282,490 Common Shares and 88,017,837 thousand Preferred Shares, related to the incorporations of Banco Real and AAB Dois.

On August 14, 2009 the Extraordinary Stockholders’ Meeting approved the capital increase of Bank in the amount of R$2.471 million, with the issue of 14,410,886 thousand Shares (7,710,343 thousand Common Shares and 6,700,543 Preferred Shares), related to the shares incorporation of Santander Seguros, Santander Brasil Asset and BCIS. The increase in shareholders’ equity arising from the profit in the period and the aforementioned capital increases was partially offset by the Executive Committee’s proposal to distribute dividends and interest on capital in the total amount of R$ 1,575 million that were fully assigned to mandatory dividends.

In October, 2009, due to the Global Offering Bank Share Capital increased by 560,955,648 Units (30,852,560,640 Common Shares and 28,047,782,400 Preferred Shares), totaling R$12.989 million, after issuing expenses.

Bank’s stockholders’ equity totaled R$64,493 million as at December 31, 2009.

In Thousands of Brazilian Reais - R$	2009	2008	2007
Capital	62,803,941	47,152,201	8,331,448
Capital Reserves	726,566	922,130	22,130
Revaluation Reserves	919,467	693,275	605,416
Adjustment to Fair Value - Securities and Derivatives	35,143	(13,920)	342,438
Retained Earnings/Accumulated Deficit	7,576	2,871	(36,839)
Total of Consolidated Stockholders' Equity	64,492,693	48,756,557	9,264,593

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Regulatory Capital – Basel Ratio

In line with the Grupo Santander’s global capital management policy, which entity in the Grupo Santander should have auto-sufficient in capital. As a result, the Bank funds its operations, primarily, by external funds independently of any entities of Grupo SantanderSpain.

Financial institutions are required to maintain regulatory a minimum capital of 11% consistent with their activities. The Regulatory capital is measured based on the Basel II Standardized Approach and considers: (a) Credit Risks – capital requirement portion for exposed assets and credit commitments, both weighted by a risk factor, considering the risk mitigation through the use of guarantees; (b) Market risks – capital requirement portions for exposures related to the fluctuations in foreign currency interest rates, price indices, and interest rates; the prices of commodities and shares classified in the trading portfolio; and interest rates not classified in the trading portfolio; and (c) Operational risks –requirement of a specific capital portion.

	Financial Consolidated (1)
	2009	2008	2007 (2)
Adjusted Tier I Regulatory Capital (3)	42,357,612	23,033,013	8,223,123
Tier II Regulatory Capital	9,972,644	8,504,338	4,437,213
Adjusted Regulatory Capital (Tier I and II) (3)	52,330,256	31,537,351	12,660,336
Required Regulatory Capital	22,483,494	23,527,735	9,779,138
Adjusted Portion of Credit Risk (3)	20,607,792	22,324,423	8,972,418
Market Risk Portions (4)	844,882	916,186	806,720
Operational Risk Portion	1,030,820	287,126	n.a.
Base l II Ratio	25.6%	14.7%	14.2%
__________________
(1) Amounts calculated based on the consolidated information of the financial institutions (financial group).
(2) It did not consider the new rules for the calculation of the bank’s capital adequacy ratio according to the method established by the Basle II Agreement were introduced in July 2008.
(3) Disregards the effect of goodwill on the merger of the shares of Banco Real and AA Dois Par, as determined by the international rule.

(4) Includes the portions for the Market Risk exposures subject to foreign currency coupon rates, price and interest rate indices, price of commodities, price of shares classified in the trading portfolio, interest rates not classified in the trading portfolio.

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The possibility of shares or quotas redemption is not applicable, except for cases stipulated on article 44 of Law 6404/76.

c. Payment capacity in relation to financial obligations assumed

The Executive Committee of the Bank believes that the company has the financial ability sufficient to attend its liabilities commitments.

The liability capacity management is carried in a dynamic way through defined limits and control models, as determined and approved by the ALCO (Asset and Liability Management Committee – not a Bylaw Committee), which operates under guidelines and procedures established by the Santander Group in Spain and the Bacen. The liability management and control is made by the analysis of  cash flow position, structural liquidity and simulations of potential losses in stress scenarios, and have planning to the fund requirements, structuring the sources of financing to achieve optimal diversification in terms of maturities, instruments and markets and setting forth contingency plans.. These controls, added by the policy to maintain a minimum liquidity margin, ensure sufficient resources to honor customer deposits and other liabilities, lending and financing to customers, meet the needs of working capital for investments and to face eventual risks related to a liquidity crises.

The Bank manages the risks inherent to the activity of the Commercial Bank activities, such as the structural risks of interest rates, liquidity and exchange rates The purpose of financial management is to make net interest revenue from our commercial activities more stable and recurrent, maintaining adequate levels of liquidity and solvency. The financial management area analyzes structural interest rate risk derived from mismatches in maturity and revision dates for assets and liabilities in each of the currencies in which the Bank operates.

The global financial crisis has not had a material impact in the Bank liquidity and capital resources due to: (i) relatively stable economic environment in Brazil; (ii) relatively low dependence on funding from the international markets; (iii) the strict compulsory deposit requirements of the Bacen; and (iv) a relatively large liquidity cushion built up in response to the global financial crisis.

The following table shows the gaps between the reprising dates of financial assets and financial liabilities of different maturities as of December 31, 2009 (Liquidity Gap):

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	Consolidated
In thousands of R$	2009
	No Stated maturity	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total	2008	2007
Financial Assets
Cash	-	5,623,834	-	-	-	-	5,623,834	5,087,316	1,641,705
Interbank Investments	-	16,735,480	12,162,586	1,250,910	24,719	-	30,173,695	37,267,263	25,396,958
Securities	17,456,012	14,707,232	2,988,527	13,052,870	26,297,245	-	74,501,886	46,298,943	17,047,464
Derivative Financial Instrument, net	1,461	693,664	60,519		6,608	22,018	784,270	(2,089,753)	(1,147,158)
Interbank Accounts	8,560,082	40,016	47,918	207,474	32,444	-	8,887,934	7,680,939	6,153,281
Credit Portfolio	7,598,156	26,495,198	41,519,092	46,525,836	14,142,640	5,737,748	142,018,670	139,410,373	43,724,637
Other Receivables
Foreign Exchange	-	21,315,355	8,880,053	895,101	-	-	31,090,509	47,546,691	10,546,181
Income Receivable	-	272,141	-	46,752	-	-	318,893	311,465	171,333
Trading Account	-	435,451	-	-	-	-	435,451	2,071,093	582,551
Total Financial Assets	33,615,711	86,318,371	65,658,695	61,978,943	40,503,656	5,759,766	293,835,142	306,814,896	108,681,083
Financial Liabilities
Deposits	40,981,419	11,774,474	21,962,050	35,742,278	3,010,904	1,940	113,473,065	123,987,303	38,866,887
Money Market Funding	-	15,733,690	13,497,495	4,355,989	1,021,340	3,543	34,612,057	30,932,304	23,114,840
Funds from Acceptance and Issuance of Securities	-	3,294,823	5,102,127	1,107,159	827,104	406,012	10,737,225	10,558,715	2,161,257
Borrowings and Onlendings	-	4,841,860	6,407,101	8,751,531	573,320	629,191	21,203,003	25,530,188	11,662,928
Other Payables:							-
Foreign Exchange	-	21,354,266	9,483,553	818,052	-	-	31,655,871	42,949,490	8,978,415
Trading Account	-	422,713	-	464	-	-	423,177	2,092,304	488,924
Subordinated Debts	870,600	2,104	-	-	4,330,919	6,103,267	11,306,890	9,188,442	4,219,625
Other Payables - Other							-
Credit Cards	-	5,499,247	-	-	-	-	5,499,247	4,898,337	1,565,455
Sale of Right to Receipt of Future Flow of Payment Orders from Abroad	-	-	-	334,071	-	1,037,517	1,371,588	1,816,289	644,160
Payables for Acquisition of Assets and Rights	-	252,846	503,299	43,050	-	-	799,195	1,250,565	461,796
Creditors for Unreleased Funds	-	271,177	-	-	-	-	271,177	200,037	90,940
Agreements With Official Institutions	-	127,271	-	-	-	-	127,271	532,744	70,509
Total Financial Liabilities	41,852,019	63,574,471	56,955,625	51,152,594	9,763,588	8,181,469	231,479,766	253,936,718	104,825,736
Gap	(8,236,308)	22,743,900	8,703,069	10,826,349	30,740,069	(2,421,703)
Accumulated Gap	(8,236,308)	14,507,592	23,210,661	34,037,010	64,777,079	62,355,376

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The following table shows the local and foreign currency gaps as of December 31, 2009 (Currency Gap):

	Consolidated
In thousands of R$	2009
	Local currency	Foreign currency	Total	2008	2007
Financial Assets			-
Cash	3,564,972	2,058,862	5,623,834	5,087,316	1,641,705
Interbank Investments	28,380,063	1,793,632	30,173,695	37,267,263	25,396,958
Securities	73,689,543	812,343	74,501,886	46,298,943	17,047,464
Derivative Financial Instrument, net	784,270	-	784,270	(2,089,753)	(1,147,158)
Interbank Accounts	8,887,934	-	8,887,934	7,680,939	6,153,281
Credit Portfolio	124,589,593	17,429,077	142,018,670	139,410,373	43,724,637
Other Receivables	-	-	-
Foreign Exchange	15,509,168	15,581,341	31,090,509	47,546,691	10,546,181
Income Receivable	318,893	-	318,893	311,465	171,333
Trading Account	435,451	-	435,451	2,071,093	582,551
Total Financial Assets	256,159,887	37,675,255	293,835,142	306,814,896	108,681,083
Financial Liabilities			-
Deposits	110,431,237	3,041,828	113,473,065	123,987,303	38,866,887
Money Market Funding	34,552,269	59,788	34,612,057	30,932,304	23,114,840
Funds from Acceptance and Issuance of Securities	8,787,211	1,950,014	10,737,225	10,558,715	2,161,257
Borrowings and Onlendings	8,913,180	12,289,823	21,203,003	25,530,188	11,662,928
Other Payables:
Foreign Exchange	16,335,724	15,320,147	31,655,871	42,949,490	8,978,415
Trading Account	391,309	31,868	423,177	2,092,304	488,924
Subordinated Debts	10,434,186	872,704	11,306,890	9,188,442	4,219,625
Other Payables - Other
Credit Cards	5,499,247	-	5,499,247	4,898,337	1,565,455
Sale of Right to Receipt of Future Flow of Payment Orders from Abroad	-	1,371,588	1,371,588	1,816,289	644,160
Payables for Acquisition of Assets and Rights	50,441	748,754	799,195	1,250,565	461,796
Creditors for Unreleased Funds	271,177	-	271,177	200,037	90,940
Agreements With Official Institutions	127,271	-	127,271	532,744	70,509
Total Financial Liabilities	195,793,252	35,686,514	231,479,766	253,936,718	104,825,736
GAP	60,366,635	1,988,741

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Information regarding the sensitivity analysis of trading and banking portfolio generated by the corporate systems of the Bank and the Risk Management Structure are available in items 10.2 b and c.

d. Financing sources used for working capital and for investment in non-current assets

Described in item 10.1.f.

e. Financing sources for working capital and for investment in non-current assets intended for use in coverage of liquidity deficiencies

Described in item 10.1.f.

f.  Debt levels and characteristics of such debts, also describing:

   i. relevant borrowing and financing agreements

   ii. other long-term relations with financial institutions

   iii. level of subordination between debts

   iv. eventual restrictions imposed to issuer, mainly in relation to debt limits and contracting of new debts, distribution of dividends, alienation of assets, release of new securities and alienation of corporate control

The main sources of funds of the Bank are the demand, savings and time deposits, in line with of other Brazilian banks.

The Bank issue securities in the local market through Agribusiness Credit Notes (Letra de Crédito do Agronegócio, or “LCA”), which are credit notes that are freely negotiable and represent an unconditional promise of payment in cash, issued exclusively by financial institutions related to credit rights originated from transactions conducted between rural producers and their cooperatives and agents of the agribusiness production chain; and Real Estate Credit Notes – LCI related to credit rights originated from Real Estate transactions.

Securities Issued Abroad in foreign currency including securities and other (Bonds and Fixed rate Notes) and securitization notes - securitization transactions involving the sale of our right, title and interest in (but none of our obligations under) certain of our diversified payment rights, which consist of certain foreign denominated payment orders received or to be received (the sales of such diversified payment rights are made to a special purpose company, which finances its purchases of such rights through the issue of notes).

The Bank also has export and import financing lines which are raised from foreign banks, for use in commercial foreign exchange transactions, related to the discounting of export bills and export and import prefinancing. Domestic onlendings - official institutions in accordance with the operating policies of the BNDES System.

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The Bank also uses subordinated debt instruments in its capital structure, represented by securities issued according to the rules of the Bacen, which are used as Level II Reference Equity for calculating the operating limits, including the US$500 million in perpetual securities at a fixed rate of 8.7% per year with quarterly interest payments issued in September 2005, and certificates of deposit issued by us in the local market in various issuances at average interest rates indexed to CDI or IPCA.

Additionally, the Bank also uses Money Market Funding - securities issued by itself and the Federal Government securities with repurchase agreements (repos).

The breakdown of Bank funding is described below:

In thousands of R$	Consolidated
	2009	2008	2007 (1)
Deposits	113,473,065	123,987,303	38,866,887
Demand Deposits	14,787,247	14,729,644	6,251,442
Saving Deposits	25,216,924	20,642,679	6,288,137
Interbank Deposits	764,265	1,904,316	309,671
Time Deposits	72,154,064	86,230,877	25,620,370
Other Deposits	550,565	479,787	397,267
Money Market Funding	34,612,057	30,932,304	23,114,840
Own Portfolio	20,327,399	18,173,332	3,787,165
Third Parties	9,523,072	11,666,815	19,327,675
Linked to Trading Portfolio Operations	4,761,586	1,092,157	-
Funds from Acceptance and Issuance of Securities	10,737,225	10,558,715	2,161,257
Exchange Acceptances	469,724	148,448	-
Real Estate Credit Notes, Mortgage Notes, Credit and Similar Notes (LCA e LCI)	7,676,339	6,885,384	672,498
Securities Issued Abroad	2,591,162	3,524,883	1,488,759
Borrowings and Onlendings	21,203,003	25,530,188	11,662,928
Local Borrowings	499,895	584,495	-
Foreign Borrowings	10,424,735	13,822,707	7,282,536
Domestic Onlendings	8,414,284	7,840,242	4,380,392
Foreign Onlendings	1,864,089	3,282,744	-
Subordinated Debt	11,306,890	9,188,442	4,219,625
Sale of Right to Receipt of Future Flow of Payment Orders from Abroad (2)	1,371,588	1,816,289	644,160
Total	192,703,828	202,013,241	80,669,697

(1) It did not include the liabilities information incorporated, in the merger of shares of Banco ABN AMRO Real S.A. and  ABN AMRO Brasil Dois Participações S.A., into the Santander Financial and Non-Financial Conglomerates, approved by the Extraordinary Stockholders'' Meeting held on August 29, 2008.

(2) Payable for sale of right to receipt of future flow of payment orders receivable from foreign correspondent banks.

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Further details to respect the maturity and rates of the Bank funding are described in the Notes to Financial Statements:

	Consolidated
	2009
In thousands of Brazilian Reais	Without maturity	Up to 3 months	From 3 to 12 months	From 1 to 3 years	From3 to 5 years	Over 5 years	Total	2008	2007
Deposits	40,981,419	11,774,474	21,962,050	35,742,278	3,010,904	1,940	113,473,065	123,987,303	38,866,887
Money Market Funding	-	15,733,690	13,497,495	4,355,989	1,021,340	3,543	34,612,057	30,932,304	23,114,840
Funds from Acceptance and Issuance of Securities	-	3,294,823	5,102,127	1,107,159	827,104	406,012	10,737,225	10,558,715	2,161,257
Borrowings and Onlendings	-	4,841,860	6,407,101	8,751,531	573,320	629,191	21,203,003	25,530,188	11,662,928
Other Liabilities:							-
Subordinated Debt	870,600	2,104	-	-	4,330,919	6,103,267	11,306,890	9,188,442	4,219,625
Other							-
Sale of right to receipt of future flow of payment orders from abroad (1)	-	-	-	334,071	-	1,037,517	1,371,588	1,816,289	644,160

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Payable for sale of right to receipt of future flow of payment orders receivable from foreign correspondent banks. It includes the series 2004-1 in the amount of US$190million (2008 - US$277 million), with charges equivalent to 5.5% p.a., payable semiannually until September 2011, the series 2008-1 in the amount of US$190 million, with charges equivalent to 6.2% p.a., payable semiannually, with the principal payable in 10 installments between September 2010 to September 2015  and the series 2008-2 in the amount of US$300 million, with charges equivalent to Libor (6 months) + 0.80 p.a., payable semiannually, with the principal payable in 10 installments between March 2010 to September 2014, the series 2009-1 in the amount of US$50 million, with charges equivalent to Libor (6 months) + 2.1% p.a., payable semiannually, with the principal payable in 6 semiannual installments from March 2012 to September 2014,  and the series 2009-2, in the amount of US$50 million, with charges of 6.3% p.a., payable semiannually, with the principal payable in 14 semiannual installments from March 2013 to September 2019.

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- Deposits

	Consolidated
	2009
	Without	Up to	From 3 to	Over
In thousands of Reais	Maturity	3 Months	12 Months	12 Months	Total
Demand Deposits	14,787,247	-	-	-	14,787,247
Savings Deposits	25,216,924	-	-	-	25,216,924
Interbank Deposits	-	255,446	506,587	2,232	764,265
Time Deposits	426,683	11,519,028	21,455,463	38,752,890	72,154,064
Other Deposits	550,565	-	-	-	550,565
Total	40,981,419	11,774,474	21,962,050	38,755,122	113,473,065

- Money Market Funding

	Consolidated
	2009
	Up to	From 3 to	Over
In thousands of Reais	3 Months	12 Months	12 Months	Total
Own Portfolio	5,266,135	9,680,392	5,380,872	20,327,399
Third Parties	9,523,072	-	-	9,523,072
Linked to Trading Portfolio Operations	944,483	3,817,103	-	4,761,586
Total	15,733,690	13,497,495	5,380,872	34,612,057

- Funds from Acceptance and Issuance of Securities

	Consolidated
	2009
	Up to	From 3 to	Over
In thousands of Reais	3 Months	12 Months	12 Months	Total
Exchange Acceptances	849	101,072	367,803	469,724
Real Estate Credit Notes, Mortgage Notes, ,
Credit and Similar Notes	2,393,302	4,673,544	609,493	7,676,339
Agribusiness Credit Notes - LCA	760,706	464,499	6,054	1,231,259
Real Estate Credit Notes - LCI	1,632,596	4,209,045	603,439	6,445,080
Securities Issued Abroad	900,672	327,511	1,362,979	2,591,162
Total	3,294,823	5,102,127	2,340,275	10,737,225

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	Consolidated
	2009
In thousands of Reais	Issuance	Maturity	Currency	Interest Rate (p.a.)	Total
Eurobonds (1)	February-05	February-10	R$	16.2%	803,154
Eurobonds	November-05	November-13	R$	17.1%	471,849
Fixed Rate Notes (1)	October-07	January-15	R$	100.0% CDI	186,741
Structured Notes (4)	April-09	April-10	R$	102.5% CDI	179,494
Eurobonds	March-05	March-13	R$	17.0%	169,299
Fixed Rate Notes (1)	November-07	January-15	R$	100.0% CDI	167,380
Fixed Rate Notes (1)	September-06	June-13	R$	100.0% CDI + 0.4%	120.208
Fixed Rate Notes (1)	August-07	June-12	US$	4.4%	49,804
Fixed Rate Notes (1)	August-99	August-14	US$	7.5%	44,184
Fixed Rate Notes (1)	August-07	August-12	US$	4.6%	29,609
Fixed Rate Notes (1)	April-08	March-13	US$	4.6%	27,405
Fixed Rate Notes	February-08	January-15	US$	2.9%	26,215
Eurobonds (3)	June-07	May-17	R$	FDIC	25,676
Fixed Rate Notes (1)	April-06	March-11	US$	4.4%	18,963
Eurobonds	July-08	July-10	R$	94.4% CDI	18,233
Eurobonds (2)	May-06	August-10	R$	IPCA + 6.0%	16,209
Eurobonds (2)	March-07	January-14	R$	10.0%	15,277
Eurobonds (2)	November-05 to January-06	May-09	R$	IPCA + 6.0%	-
Fixed Rate Notes (1)	October-06	June-13	R$	100.0% CDI + 0.3%	-
Other					221,462
Total of Liabilities by Securities abroad					2,591,162
__________________
(1) In 2008, makes reference the emissions of consolidated.
(2) Indexed to Sovereign Notes.
(3) Indexed to Credit Event Notes.".
(4) In 2008, indexed from 82% to 86% of CDI.

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Borrowings and Onlendings

Borrowings abroad: Export and import financing lines are funds raised from foreign banks, for use in commercial foreign exchange transactions, related to the discounting of export bills and export and import pre-financing, falling due through 2014 in the Bank and in the Consolidate and subject to financial charges corresponding to exchange variation plus interest ranging from 0.4% p.a. to 11.0% p.a.

Domestic onlendings - official institutions are subject to financial charges corresponding to the Long-Term Interest Rate (TJLP), exchange variation of the BNDES basket of currencies, or US dollar exchange variation, plus interest rate in accordance with the operating policies of the BNDES System.

Foreign onlendings are subject to interest ranging from 0.9% p.a. to 6.8% p.a. and exchange rate change falling due through 2014.

- Subordinated Liabilities

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	Consolidated
	2009
				Interest
In thousands of Reais	Issuance	Maturity	Amount	Rate (p.a.)	Total
Subordinated Certificates of Deposit (2)	june-06	july-16	R$1,500 million	105.0% CDI	2,263,856
Subordinated Certificates of Deposit	march-09	march-19	R$1,507 million	13.8%	1,667,219
Subordinated Certificates of Deposit (2)	october-06	september-16	R$850 million	104.5% CDI	1,226,492
Subordinated Certificates of Deposit (2)	july-07	july-14	R$885 million	104.5% CDI	1,155,269
Perpetual Bonds (1)	september-05	Indeterminate	US$500 million	8.7%	872,704
Subordinated Certificates of Deposit (2)	april-08	april-13	R$600 million	100.0% CDI + 1.3%	733,444
Subordinated Certificates of Deposit (2)	april-08	april-13	R$555 million	100.0% CDI + 1.0%	679,443
Subordinated Certificates of Deposit (2)	july-06 to october-06	july-16	R$447 million	104.5% CDI	665,790
Subordinated Certificates of Deposit (2)	january-07	january-13	R$300 million	104.0% CDI	418,055
Subordinated Certificates of Deposit (2)	august-07	august-13	R$300 million	100.0% CDI + 0.4%	390,192
Subordinated Certificates of Deposit (2)	january-07	january-14	R$250 million	104.5% CDI	348,846
Subordinated Certificates of Deposit (2) (3)	may-08 to june-08	may-13 to may-18	R$283 million	CDI	338,366
Subordinated Certificates of Deposit (2) (4)	may-08 to june-08	may-13 to june-18	R$268 million	IPCA	325,676
Subordinated Certificates of Deposit (2)	november-08	november-14	R$100 million	120.5% CDI	114,490
Subordinated Certificates of Deposit (2)	february-08	february-13	R$85 million	IPCA +7.9%	107,048
Total					11,306,890
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(1) Perpetual bonds issued by the Cayman branch with quarterly interest payments. These bonds do not have a maturity date or mandatory redemption, although they may, at the discretion of Banco Santander S.A. and with prior authorization by the Bacen, be redeemed in full in December 2010 or on any subsequent interest payment date.

(2) Subordinated certificates of deposit issued by Banco Santander S.A. with yield paid at the end of the term together with the principal.
(3) Indexed to 109% and 112% of the CDI or CDI plus interest of 1.2% p.a. to 1.5% p.a.
(4) Indexed to the IPCA (extended consumer price index) plus interest of 8.3% p.a. to 8.7% p.a.

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g. use limits of borrowings already contracted

The Bank has not limits of borrowings already contracted.

h. significant changes in each item of the financial statements

To allow a better understanding of the evolution of equity and results of the Bank, considering the merger of Banco Real and AAB Dois Par and respective controlled companies (in the financial and economic-financial conglomerate Santander, resulting from the approval of the transfer of control as of August 2008, the managerial analysis of the results was prepared based on “Pro-Forma” financial information from the Bank, which considers the consolidation of Banco Real since the year of 2007, except when indicated.

Such information is being presented only to allow additional analyses of the balances and transactions aiming at the comparability and the evaluation of the result, the shareholders’ equity and operating ratios. The “pro-forma” financial information from the Bank do not represent what could have happened whether the incorporation of shares had occurred previously, and also do neither correspond to the statements of the Bank nor necessarily indicate future results.

In preparing the “pro-forma” financial information, the following assumptions were adopted:

1. All assets and liabilities of Banco Real were restated on December 31, 2007.

2. The goodwill determined in the purchase of Banco Real was disregarded from the permanent assets and from the shareholders’ equity.

3. The results related to 2009, 2008 and 2007 contemplate the results determined by Banco Real and disregard the results not recurrent in the sale of portfolios, disposal of interests, goodwill amortization and tax credit.

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4. The “pro-forma” information disregarded the adjustments resulting from the incorporation of shares of Banco Real.

In addition, the information related to the assets and liabilities, and the results determined in the year ended on December 31, 2006 are not being presented, and the consequence of the limitation of comparability of the information, resulting from the non-incorporation of the information of Banco Real and of the corporate reorganization process completed on August 31, 2006, with the approval at the General Stockholders Meeting of the Merger of Banco Santander Brasil S.A., Banco Santander S.A. and of Banco do Estado de São Paulo S.A. – Banespa by Banco Santander Meridional S.A (currently named Banco Santander (Brasil) S.A.).

h.1. Pro-Forma Statement of Income

	Santander Consolidated			Var.%	Var.%
In Millions of Brazilian Reais	Pro-Forma			dec/09 vs.	dec/08 vs.
	12M09	12M08	12M07	dec/08	dec/07
Gross Profit From Financial Operations before Allowance for Loans Losses	24,024	18,847	18,061	27.5%	4.4%
Allowance for Loan Losses	(9,918)	(6,950)	(5,171)	42.7%	34.4%
Gross Profit From Financial Operations	14,106	11,897	12,890	18.6%	-7.7%
Income from Services Rendered	7,675	8,100	7,820	-5.2%	3.6%
Administrative Expenses	(12,192)	(12,823)	(12,077)	-4.9%	6.2%
Tax Expenses	(2,457)	(2,080)	(2,167)	18.1%	-4.0%
Other Operating Income (Expenses)	(1,823)	(2,816)	(3,361)	-35.3%	-16.2%
Net Income before Taxes	5,309	2,278	3,105	133.0%	-26.6%
Income and Social Contribution Taxes	(949)	480	(444)	-297.7%	-208.1%
Net Income	4,360	2,758	2,661	58.1%	3.6%

Source: Financial information 4Q09

(1) The goodwill determined in the acquisition of the Banco Real Conglomerate and the respective amortization were disregarded in the result.

The restated “pro-forma” net profit determined by the Bank, in the year ended on December 31, 2009, totaled R$4,360 million, a 58% or R$1,601 million growth in relation to R$2,758 million in the year ended on December 31, 2008, as well as there was a growth of 3.7% or R$97.8 million in 2008 in relation to R$2,661 million determined on December 31, 2007.

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h.1.1 Result with Financial Intermediation before Provision for loan losses

h.1.1.i Gross Result of the Financial Intermediation

The result of Financial Intermediation before the provision of credit basically corresponds to: (i) net revenue with interests, (ii) profit and loss in the purchase/sale of bonds and securities and market marking of securities classified as tradable, (iii) results of derivative instruments, and (iv) result of foreign exchange rates operations.

The Result with Financial Intermediation demonstrates a favorable evolution of the revenues linked to the commercial businesses, with a growth of 27.5% in 2009 compared to 2008 and 4.4% of 2008 in relation to 2007.

h.1.1.ii Net revenue with interests

The net revenue with interests in the year ended on December 31, 2009 reached R$14,105 million, a drop of 15% or R$1,902 million compared to the R$12,202 million reported in the year ended on December 31, 2008. In relation to December 31, 2007 there was a drop of R$1,636 million compared to 2008.

The evolution of 2009 result was mainly due to the expansion of the average volume of credit of 12.4%, in twelve months. In addition, in the fourth quarter of 2009, the net interest margin had an increase of results from free funds and others mainly from funds of the Global Offer of Shares.

h.1.1.iii Result with Financial Derivatives and foreign exchange rates operations

The result with Financial Derivatives in the year ended on December 31, 2009 was a revenue of R$2,414 million, an increase of 186% or R$5,221 million compared to the loss of R$2,807 million reported in the period ended on December 31, 2008. On December 31, 2007 such result was a revenue of R$1,040 million.

This increase is explained mainly by the gain of R$1,146million in 2009, due to the fiscal hedge of our investment in the Cayman branch, compared to losses of R$600million in 2008. This strategy is used to mitigate the exchange rate variation effects of offshore investments on Net Profit. The gain of R$1,146 million was offset by losses of approximately the same amount recorded in taxes.

h.1.1.iv Provision for loan losses

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Provisions expenses totaled, in the year ended on December 31, 2009, R$9,917 million, a growth of 42% or R$2,968 million in relation to R$6,949 million in the year ended on December 31, 2008, as well as there was a growth of 34% or R$1,778 million in 2008 in relation to R$5,171 million determined on December 31, 2007.

With the international financial crisis that affected Brazil as of the end of 2008, there was a growth of the assets in default, particularly by corporate borrowers of small and medium size. In response to the crisis, the Bank adjusted the credit policies and strategies for maintenance of appropriate levels of risk in the risk management profile, adjusting each segment of our businesses individually which affected the expenses with provisions loan losses in 2009.

h.1.1.v Revenue from Services Provided

	Santander Consolidated			Var.%	Var.%
In Millions of Brazilian Reais	Pro-Forma			dec/09 vs.	dec-08 vs.
	12M09	12M08	12M07	dec/08	dec-07
Revenue from Services Provided
Income from Fund Management	895	856	853	4.6%	0.4%
Check Account Services (1)	1,613	1,460	1,523	10.5%	-4.1%
Lending Operations (1)	1,412	1,979	2,177	-28.7%	-9.1%
Insurance/Capitalization	1,185	939	684	26.2%	37.3%
Credit Cards	1,280	1,383	1,129	-7.4%	22.5%
Services Collection/Bills, Taxes and Fees	508	500	478	1.6%	4.6%
Securities Brokerage and Placement Services	323	308	449	4.9%	-31.4%
Others	459	675	527	-32.0%	28.1%
Total	7,675	8,100	7,820	-5.2%	3.6%
(1) Includes Banking fees.

The revenues from services include revenues with bank fees and the result of insurance, social security and capitalization.

The revenues with services totaled R$7,675 million in 2009, a reduction of 5.2% in relation to 2008, due mainly to the regulatory environment of 2009, where some banking fees were extinguished and, in addition, the Bank started a process of aligning commissions with Banco Real.

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In addition, the sale of the investment of Cielo, a company previously jointly controlled with Banco do Brasil S.A. and Banco Bradesco S.A. on a consolidated basis proportionally until May 2009, affected the evolution of revenues from services, mainly in credit cards. Excluding Cielo, the revenues from credit cards registered an expressive growth, mainly due to the increase of the client base and more penetration of associate products, in addition to the seasonality of the business. The acquisition of Banco Real allowed the Bank a number of opportunities for new sales of banking products, in addition to the adoption of better practices.

h.1.1.vi Administrative Expenses

The administrative expenses include personnel expenses and other administrative expenses and totaled R$12,192 million in 2009, with a reduction of 4.9% in relation to 2008, reflecting the efforts to cost control and capture of synergies from the merger of Banco Real that totaled R$1.1 billion in 2009.

The personnel expense totaled R$4,862 million in 2009, a decrease of 2.2% or R$109,428 thousand compared to the R$4,971 million in 2008. The personnel expenses in 2008 increased 3.1% against R$4,820 million in 2007.

h.2. Assets and Liabilities – Pro-Forma

	Santander Consolidated			Var.%	Var.%
In Millions of Brazilian Reais	Pro-Forma (1)			dec-09 vs.	dec-08 vs.
	Dec/09	Dec/08	Dec/07	dec/08	dec/07

Current and Long-Term Assets	312,422	308,577	270,877	1.2%	13.9%
Cash and Interbank Investments	35,798	42,354	38,341	-15.5%	10.5%
Securities and Derivative Financial Instrument	79,691	55,824	40,231	42.8%	38.8%
Credit	142,019	139,410	111,979	1.9%	24.5%
Allowance for Loan Losses	(9,463)	(6,868)	(4,953)	37.8%	38.7%
Other Receivables	64,377	77,857	85,279	-17.3%	-8.7%
Permanent Assets	6,250	6,468	5,161	-3.4%	25.3%
Total Assets	318,672	315,045	276,038	1.2%	14.1%

Short and Long Term Liabilities	277,831	291,525	253,497	-4.7%	15.0%
Deposits	113,473	123,987	91,928	-8.5%	34.9%
Money Market Funding	34,612	30,932	39,843	11.9%	-22.4%
Funds from Acceptance and Issuance of Securities	10,737	10,559	4,888	1.7%	116.0%
Borrowings and Onlendings	21,203	25,530	22,858	-16.9%	11.7%
Other Payables	97,806	100,517	93,980	-2.7%	7.0%
Stockholders' Equity	40,841	23,520	22,541	73.6%	4.3%
Total Liabilities	318,672	315,045	276,038	1.2%	14.1%

Investment Funds Managed	98,407	80,582	95,019	22.1%	-15.2%
(1) It does not include the Goodwill in the total asset and stockholders’ equity.

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The “pro-forma” total assets of the Bank reached, on December 31, 2009, R$318,672 million, a growth of 1.2% compared to December 2008, the total of which was R$315,045 million, 14.1% more than the year ended on December 31, 2007.

h.2.1 Credit Portfolio

	Santander Consolidated			Var.%	Var.%
In Millions of Brazilian Reais	Pro-Forma			dec-09 vs.	dec-08 vs.
	Dec/09	Dec/08	Dec/07	dec/08	dec/07

Corporate	73,125	75,391	57,535	-3.0%	31.0%
Individuals	63,805	58,417	49,286	9.2%	18.5%
Payroll Loans	7,956	7,207	6,060	10.4%	18.9%
Credit Cards	8,472	6,980	5,279	21.4%	32.2%
Mortgage Loans	5,226	4,468	3,448	17.0%	29.6%
Consumer Credit (1)	42,151	39,762	34,499	6.0%	15.3%
Rural Credit	5,089	5,602	5,158	-9.2%	8.6%
Total	142,019	139,410	111,979	1.9%	24.5%
(1) Includes lease/vehicle financing in the amount of R$23,956 million (2008 - R$22,936 million and 2007 - R$20,787 million).

The year of 2009 was market by the financial crisis, which affected mainly the segment of corporations. In addition, the appreciation of Real comparing to the Dollar had a relevant negative impact in our credit portfolio in the annual evolution. In light of such adverse scenario, the Bank adopted more conservative credit concession practices and the evolution of the total of credit operations of 2009 maintained in line with the previous year. The credit for individuals presented a growth in 2009 of 9.2% in the inter-annual comparison. In this segment, emphasis is given to the credit card operations, which registered and evolution of 21.4%, payroll linked credit with 10.4% and real estate credit with 17.0%.

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h.2.1.i Deposits

	Santander Consolidated			Var.%	Var.%
In Millions of Brazilian Reais	Pro-Forma			dec-09 vs.	dec-08 vs.
	Dec/09	Dec/08	Dec/07	dec/08	dec/07
Deposits
Demand Deposits	14,787	14,730	15,524	0.4%	-5.1%
Saving Deposits	25,217	20,643	16,960	22.2%	21.7%
Interbank Deposits	764	1,904	1,308	-59.9%	45.6%
Time Deposits	72,154	86,231	57,514	-16.3%	49.9%
Other Deposits	551	479	622	15.0%	-23.0%
Total	113,473	123,987	91,928	-8.5%	34.9%

The deposits presented a reduction of 8.5% compared to the previous year, totaling R$113,473 million in 2009, due to the comfortable position of liquidity, incremented by the proceeds of the Bank’s Global Offer, there was a change in the mix of funding with smaller participation of time deposits from institutional clients, with higher funding cost, in the total of deposits, with a reduction of 16% in relation to 2008.

The reduction of the volume of time deposits was partially compensated by the increment of the volume of savings deposit of 22.2% in 2009 in relation to 2008, cash deposits and assets under management.

h.2.1.ii Shareholders’ Equity

See item 10.1.b - Shareholders’ Equity.

10.2. Directors should comment on:

a. results of issuer's operations, mainly:

i. description of any significant revenue components

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Income Statement	2009	2008	Var.	2007	Var.
(In Millions of R$)			09 / 08		08 / 07
Financial Margin	24,024	18,847	27.5%	18,061	4.4%
Services Rendered	7,675	8,100	-5.3%	7,820	3.6%
Investment in affiliates results	59	19	207.8%	(107)	-117.8%
Others Revenues/ Operating Expenses	(4,803)	(1,712)	180.6%	(1,932)	-11.4%
Operating revenue	26,953	25,255	6.7%	23,842	5.9%
Administrative Expenses	(12,192)	(12,823)	-4.9%	(12,077)	6.2%
Provision for loan losses	(9,918)	(6,950)	42.7%	(5,171)	34.4%
Others Tax Expenses	(2,457)	(2,080)	18.1%	(2,167)	-4.0%
Operating Results	2,387	3,402	-29.8%	4,426	-23.1%

Financial Margin: Represents 89% of the operating revenue of the Bank and presented a growth of 27.5% or R$ 5.1 billion in 2009 compared to 2008.

The main component of the Financial Margin is related to the average credit, which presented a positive evolution in 2009 compared to 2008.

Credits	2009	2008	Var.
			09 / 08
Average volume	133,878	119,157	12.4%
Spread	12.6%	12.4%	0.2%
Profit	16,880	14,832	13.8%
% Share of Financial Margin	70.3%	78.7%	-8.4%

The smaller participation of credit revenue in the Financial Margin in the last year is due to the retraction of the market and the increment of revenues with investments in bonds, due to the proceeds of R$13.2 billion from the realization of the Global Offer in Brazil and abroad.

Revenues from Services

Main variations previously mentioned in item 10.1.h.

ii. facts that affected significantly the operating results

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Administrative Expenses (Administrative + Personnel)

The general expenses (others administrative + personnel) summed R$12,192 million in 2009, a reduction of 4.9% (or R$631 million) compared to R$12,823 million registered in 2008.

The reduction is mainly due to the synergies captured from the merger of Banco Real by the Bank, which in twelve months of 2009 summed R$1.1 billion and substantially affected the operating results.

	Santander Consolidated (Pro-Forma)			Var.%	Var.%
In millions of R$				dec/09 vs.	dec-08 vs.
expenses personnel	12M09	12M08	12M07	dec/08	dec-07
Remuneration	2,775	2,907	2,846	-4.5%	2.1%
Remuneration charges	1,190	1,221	1,157	-2.5%	5.5%
Benefits	802	755	701	6.2%	7.7%
Training	88	85	110	3.5%	-22.7%
Others	7	3	6	133.3%	-50.0%
Total	4,862	4,971	4,820	-2.2%	3.1%

In 2009, the Bank registered a reduction of administrative expenses and personnel expenses of 6.6% and 2.2%, respectively, in relation to 2008. Other administrative expenses reached the amount of R$7,330 million and the personnel expenses R$ 4,862 million.

Santander Consolidated (Pro-forma)
In millions of R$				dec/09 vs.	dec-08 vs.
Others Administrative Expenses	12M09	12M08	12M07	dec/08	dec-07
Third part technical services and IT	2,836	2,939	2,718	-3.5%	8.1%
Depreciation and amortization	1,131	1,324	1,188	-14.6%	11.4%
Advertising and publicity	557	779	723	-28.5%	7.7%
Communications	639	616	546	3.7%	12.8%
Expenses with rents	465	419	375	11.0%	11.7%
Transportation and travel expenses	362	344	346	5.2%	-0.6%
Security and surveillance	268	255	237	5.1%	7.6%
Asset maintenance	175	155	147	12.9%	5.4%
Financial services	393	366	325	7.4%	12.6%
Water, power and gas	137	132	137	3.8%	-3.6%
Material	92	98	95	-6.1%	3.2%
Others	275	426	420	-35.5%	1.2%
Total	7,330	7,853	7,257	-6.7%	8.2%

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Delinquency Ratio (over 90 days)

The credit due by over 90 days, represent in the fourth quarter of 2009, 5,9% of the total portfolio. In the quarter, an expressive drop of 0.6% was observed, and the individual segment suffered the greatest decrease of 1.1% in the same period. This segment was the most affected by the financial crisis, which began to impact the assets quality of this portfolio in the end of 2008. This favorable evolution signalizes the worst period of the crises had been surpassed in this segment.

Default Rate – BRGAAP

1 Portfolio overdue by more than 90 days / Credit Portfolio BRGAAP.

Delinquency Ratio (over 60 days)

The indicator of past due credits over 60 days reached 6.8% in the fourth quarter of 2009. During 2009, we observed a deterioration of the quality of the credit portfolio, which suffered impact of the financial crisis. After four quarters of increases in the indicator, we observed an expressive drop in the fourth quarter, of 0.9 percentage point when compared to the previous quarter.

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1 Transactions overdue for over 60 days/Receivables portfolio in BRGAAP

b. changes in revenues due to modifications in prices, exchange rates, inflation, volume variances and introduction of new products and services and

c. impact of inflation, price variances of main inputs and products, exchange and interest rate in the Company´s operating result and financial result

Because we are a bank with operates in Brazil, the overwhelming majority of our revenues, expenses, assets and liabilities is directly linked to the Brazilian market interest rate. As a result, our operating results and financial condition are significantly affected by inflation, by fluctuations in interest rates and monetary policies by the government's, all of which could have a material adverse effect on the growth of Brazilian economy, on our loan portfolio, on our financial cost and on our revenues from credit operations.

Exchange rate instability may have significant negative effect on the Brazilian economy and the Bank. The Brazilian currency has suffered frequent and substantial fluctuations against the dollar and other currencies in recent years. From 2000 to 2002, the real devalued significantly against the dollar, reaching a rate of R$3.53 per US$1.00 at the end of 2002. From 2003 to mid 2008, the Real appreciated significantly against the dollar due to the stabilization of the macroeconomic environment and strong growth in foreign investments in Brazil, with the exchange rate came to R$1.56 per US$1.00 in August 2008. As a consequence of the crisis in global financial markets, the real depreciated 31.9% against the U.S. dollar during 2008. On December 31, 2009, the exchange rate was R$1.7412 per US$1.00. A devaluation of the Real against the U.S. dollar could create inflationary pressures in Brazil and cause increases in interest rates, which can negatively affect the Brazilian economy as a whole and impact our financial condition and operating results.

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Moreover, a devaluation of the Real can make our obligations and debt denominated in foreign currencies more expensive, adversely affect the market price of our portfolios and generate similar consequences for our borrowers. Furthermore, an appreciation of the Real against the dollar and other foreign currencies can cause a worsening of the Brazilian external current account as well as slow growth driven by exports.

Depending on circumstances, an appreciation or depreciation of the Real may have a material adverse effect on the growth of Brazilian economy and on our business, our financial conditions and operating results.

Additionally, the financial condition of our borrowers in some cases, adversely affected by the economic and financial crisis, could increase nonperforming loans, devalue our loans and other financial assets and result in lower demand for loans in general. For example, some of our clients who are large exporters have suffered significant losses due to their positions in hedge associated with the dollar when, in 2008, Real began to lose value against the dollar. These losses can have an impact on the ability of our clients to pay back or refinance their debts. If our clients do not comply with theirs which the clients is a counterparty (such as derivatives contracts), the default or inability of clients to fulfill such obligations may have an adverse effect on us.

Due to investments in Cayman are protected, and the effects of exchange rate changes are associated with investments abroad, there are no significant impacts in this regard.

Gains (losses) with assets and passives (net) + Exchanges Differences

The sum of results regarding Derivative Financial Instruments and Exchange Rate Operations was R$1,532 million in 2009, which was R$1,498 million increase from R$34 million in 2008.

This increase is explained mainly by the gain of R$1,146 million in 2009, due to the fiscal hedge of our investment in the Cayman branch, compared to losses of R$600million in 2008. This strategy is used to mitigate the exchange rate variation effects of offshore investments on net income. The gain of R$1,146 million was offset by losses of approximately the same amount recorded in taxes.

	2009	2008	Variation
In thousands of Brazilian Reais			2009x2008
Derivative Financial Instrument	2,414.1	(3,563.6)	5,977.8
Foreign Exchange Operations	(882.1)	3,597.4	(4,479.5)
Total	1,532.0	33.8	1,498.3
Cayman Hedge	1,146.0	(600.0)	1,746.0
Total without Cayman Hedge	386.0	633.8	(247.7)

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Sensibility Analysis for Trading Portfolio and Banking

Banco Santander’s risk management is focused on portfolios and risk factors pursuant to Bacen’s regulations and good international practices.

As in the management of market risk exposure, financial instruments are segregated into trading and banking portfolios according to the best market practices and the transaction classification and capital management criteria of the Basel II New Standardized Approach of Bacen. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Bank business lines and their possible hedges. Accordingly, based on the nature of the Bank’s activities, the sensitivity analysis was presented for trading and banking portfolios.

The table below summarizes the stress values generated by the Bank’s corporate systems, related to the trading portfolio and banking, for each one of the portfolio scenarios as of December 31, 2009.

In thousands of Reais	Financial Conglomerate(1) (2)
Trading Portfolio	2009
Risk Factors	Scenario 1	Scenario 2	Scenario 3
Coupon - US dollar	4,727	36,066	169,130
Coupon - Other Currencies	(4,025)	(40,251)	(201,256)
Fixed Interest Rate - Reais	(3,640)	(36,401)	(182,006)
Shares and Indexes	(565)	(1,411)	(2,823)
Inflation	465	4,654	23,272
Other	(2)	(23)	(114)
Total	(3,040)	(37,366)	(193,797)
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(1) Amounts calculated based on the consolidated information of the financial institutions (financial group).
(2) Net amount of taxes.

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The table below summarizes the stress values generated by the Bank’s corporate systems, related to the trading portfolio and banking, for each one of the portfolio scenarios as of December 31, 2009.

In thousands of Brazilian Reais	Financial Conglomerated (1) (2) (3)
Banking Portfolio	2009
Risk Factor	Scenario 1	Scenario 2	Scenario 3
Coupon – US dollar	(1,935)	(19,352)	(96,761)
TR and TJLP	(7,746)	(77,459)	(387,295)
Fixed Interest Rate – Reais	(8,904)	(89,039)	(445,197)
Inflation	(3,457)	(34,572)	(172,862)
Total	(22,042)	(220,422)	(1,102,115)
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(1) Amounts calculated based on the consolidated information of the financial institutions (financial group).
(2) Capital market value was calculated with 1.5 year maturity.
(3) Net amount of taxes.

Scenarios 2 and 3 above consider the deterioration situations established in CVM Instruction 475, of December 17, 2008, considered as of low probability. According to the strategy defined by Management, if signs of deterioration are detected, actions are taken to minimize possible impacts.

Scenario 1: usually reported in daily reports and corresponds to a shock of 10 base points on the foreign currencies coupon curves, plus a shock of 10% on the currency and stock market spot positions (depreciation of the Real and fall of the Bovespa index), and a shock above ten base points on the volatility surface of currencies used to price options.

Scenario 2: corresponds to a shock of 100 base points on the foreign currency coupon curves, plus a shock of 25% on the currency and stock market spot positions (depreciation of the Real and fall of the Bovespa index), and a shock of 100 base points on the volatility surface of currencies used to price options.

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Scenario 3: corresponds to a shock of 500 base points on the foreign currency coupon curves, plus a shock of 50% on the currency and stock market spot positions (depreciation of the Real and fall of the Bovespa index), and a shock of 500 base points on the volatility surface of currencies used to price options.

US dollar coupon: all products with price changes tied to changes in the US currency and the US dollar interest rate.

Other currencies coupon: all products with price changes tied to changes in any currency other than the US dollar and the US dollar interest rate.

TR and Long-term interest rate (TJLP): all products with price changes tied to changes in the TR and TJLP.

Fixed rate - in Brazilian Reais: all products with price changes tied to changes in interest rate in Brazilian Reais.

Equities and indexes: stock market indices, shares and options tied to share indices or the shares themselves.

Inflation: all products with price changes tied to changes in inflation coupons and inflation indices.

Others: any other product that does not fit in the classifications above.

10.3. Directors should comment on the relevant effects that the events below have caused or are expected to cause in issuer's financial statements for 2009 and its results:

a. introduction or alienation of an operating segment

No operating segment was introduced or alienated in the period.

b. constitution, acquisition or alienation of equity interest

b.1  Merger of Shares of Asset Management and Insurance Companies

The Extraordinary Stockholders Meeting held on August 14, 2009, of the Company, Santander Seguros, BCIS and Santander Brasil Asset was approved the corporate restructuring proposal pursuant to the terms and conditions of the “Agreement and Plan of Merger of Shares of Santander Seguros S.A., Banco Comercial e de Investimento Sudameris S.A. and Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. into the Equity of Banco Santander (Brasil) S.A.(“the Merger Agreement”).

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The Merger Agreement establishes the reasons and conditions for the corporate restructuring consisting of the merger of all the shares of Santander Seguros, BCIS and Santander Brasil Asset (“Merged Companies”) into the equity of the Company (“Merger of Shares”).

The balance sheets of the Company, Santander Seguros, BCIS and Santander Brasil Asset as of June 30, 2009 consist of the basic balance sheets of the Merger of Shares. Due to this transaction consists of a share merger, as set out in Law, the legal personality of the merged companies was maintained and the changes in equity subsequent to the date of their balance sheets were properly recorded in their accounting books.

The merger of shares was approved by Bacen on September 28, 2009.

As a result of the Merger of Shares, Santander Seguros, BCIS and Santander Brasil Asset were transformed into wholly-owned subsidiaries of the Company (“Merging Company”), under Article 252 of Law 6404/76 and the stockholders’ equity of the Company was increased in the amount of R$2.5 billion to the corresponding value of the shares of Santander Seguros, the BCIS and Santander Brasil Asset, through the issuance of 14,410,886,181 shares (7,710,342,899 common shares and 6,700,543,282 preferred shares), all registered shares with no par value, delivered to the respective shareholders of the Merged Companies. Besides the effect on stockholders’ equity, the Merger of Shares resulted in an increase in the total assets at the amount of R$9.4 billion and in 2009 results at R$166 million.

b.2. Other Asset Sales

The operating result of Santander Brasil in 2009 was positively impacted as a result of equity sales to Santusa, a company that is part of Grupo Santander Espanha, in September 18, 2009. Gains were earned, before taxes, in the amount of R$ 3,891 million with the disposal of interests in Cielo, Serasa, Visa Vale, TecBan and Visa Inc.

c. unusual events or operations

Acquisition of Loan Portfolio from Grupo Santander

In 2009, the Company acquired a loan portfolio, composed by financing and export credit contracts related to Brazilian clients operations, through our Cayman Branch, from Santander Espanha and from one of its affiliates, in each case net of allowances.

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The average maturity of the loan portfolio is four years. This transaction was carried out on an arm’s length basis and increased the loan portfolio in the total amount of US$ 1,977 million. In the future, the Company may acquire other Brazilian-related assets from our affiliates in arm’s length transactions.

10.4. Directors should comment on:

a. significant changes in accounting procedures

The consolidated financial statements of the Bank have been prepared in accordance with accounting practices established by Brazilian Corporate Law and standards established by the National Monetary Council (CMN), the Bacen and the CVM, the National Council of Private Insurance (CNSP) and the Superintendência de Seguros Privados (Susep) when applicable. It was adopted for report of financial the approved regulations from CVM related to convergence process to the international accounting standard (IFRS) that does not conflict with the rules of CMN and Bacen.

2007

In 2007, there are no significant changes in accounting practices adopted by the Bank.

2008

The process of convergence to international accounting standard mentioned above, began on December 28, 2007, when it was enacted Law 11,638 that alters, revokes and adds new provisions to the Brazilian Corporate Law (Law No. 6404, of December 15, 1976), primarily to enable the convergence of Brazilian accounting practices with accounting standards generally accepted in the international capital markets and increase the transparency of the financial statements in general.

The changes and requirements introduced by the Law are effective for fiscal years beginning on or after January 1, 2008; however certain of these changes will be, subject to additional interpretation and regulation by applicable regulatory agencies.

The following summarizes certain of the significant changes introduced by the Law:

- Change from the Statement of Changes in Financial Position to the Statement of Cash Flows.

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- Creation of two new account groups: intangible assets in permanent assets and valuation adjustments to shareholders’ equity, to be used to record the fair value adjustments for certain assets and liabilities, especially for certain qualifying financial instruments, and additionally the foreign currency exchange rate variations on foreign investments.

- Inclusion under the caption Property, Plant and Equipment in the balance sheet, to be those rights in tangible assets that are maintained or used in the operations of the company’s business, including those rights received as a result of transactions that transfer the benefits, risks and control of such assets to the company.

- Periodic review and analysis of the recoverability of amounts recorded in property, plant and equipment, intangible assets and deferred charges be performed.

- Transactions involving the merger or spin-off between unrelated parties that result in the effective transfer of control, the related assets and liabilities of the entity being merged or spun-off should be recorded at fair market value.

- Inclusion of the parameter in determining the applicability of the equity method of accounting for investments in affiliates and subsidiaries and a new requirement that the equity method of accounting for such investments is required when management has significant influence over the investee.

- Elimination of the revaluation reserves.

2009

In 2009, there are no significant changes in accounting practices adopted by the Bank.

b. significant effects of the changes in accounting procedures

All new regulations were properly adopted by the Bank, and no significant effects of changes in accounting practices.

c. exceptions and priorities present in the auditor's opinion

There are no exceptions or emphasis in the auditors’ reports.

10.5. Directors should indicate and comment on critical accounting policies adopted by the issuer, by exposing mainly the accounting estimates made by management on uncertain and relevant questions for description of the financial situation and the results, which require subjective or complex judgments, such as: provisions, contingencies, recognition of revenue, fiscal credits, long-term assets, useful life of non-current assets, pension plans, conversion adjustments in foreign currency, recovery environmental costs, standards for testing the recovery of assets and financial instruments.

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The preparation of financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting periods. Since Management’s judgment involves making estimates based on internal and external assumptions concerning the likelihood of future events, actual amounts could differ from those estimates. The mains items subject to the effects of these estimates are as follows:

a) Results of Operations

Determined on the accrual basis of accounting and includes income, charges and monetary or exchange variations earned or incurred through the balance sheet date, on a daily pro rata basis.

b) Financial Statement Translation

The functional currency used for the operations of the branches abroad is the Brazilian Real. The assets and liabilities are substantially monetary items and are converted by exchange rates at the end of the period, the non-monetary items are measured at cost history and the results are converted by the average exchange rates for the period.

The exchange effects of the operations of the branches abroad are located on the lines of statement of income, according to their assets and liabilities which resulted it. The application of this practice was adopted in this prospective, in accordance with CVM Deliberation 534, and therefore were not reclassified to other operating expenses results from exchange rate of the branches abroad for the year ended December 31, 2007.

c) Current and Long-Term Assets and Liabilities

They are stated at the realization and/or liability amount, including income, charges and monetary or exchange variations earned and/or incurred until the balance sheet date, calculated "pro rata diem", and, when applicable, the effect of adjustments to reduce the cost of assets to its market or realization value. Provisions for credit operations are booked based on the credit realization risk analysis, in amount considered adequate to cover any losses, subject to the rules established by CMN resolution No. 2,682/99. They are booked as from the credit grant, based on the client's risk rating, as a result of periodic review of the client's quality and of activity sectors, and also upon occurrence of default.

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Receivables and payables due within 12 months are recorded in current assets and liabilities, respectively, except for trading securities that, regardless of their maturity, are classified in current assets, in conformity with Bacen Circular 3,068/2001.

d) Securities

Securities are presented in accordance with the following recognition and accounting valuation criteria:

I - Trading securities;

II - Available-for-sale securities;

III - Held-to-maturity securities.

“Trading securities” include securities acquired for the purpose of being actively and frequently traded and “Held-to-maturity securities” include those which the Bank intends to maintain in its portfolio to maturity. “Available-for-sale securities” include those which cannot be classified in categories I and III. Securities classified in categories I and II are stated at cost plus income earned through the balance sheet date, calculated on a daily pro rata basis, and adjusted to fair value, reflecting the increase or decrease arising from this adjustment in:

(1) The related income or expense account, in income for the period, when related to securities classified as “Trading securities”, net of tax effects; and

(2) Separate caption in stockholders’ equity, when related to securities classified as “Available-for-sale securities”, net of tax effects. The adjustments to fair value on sale of these securities are transferred to income for the period.

Securities classified as “Held-to-maturity securities” are stated at cost, plus income earned through the balance sheet date, calculated on a daily pro rata basis.

Permanent losses in the realization value of available-for-sale and held-to-maturity securities are recognized in the statement of income.

e) Derivatives

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Derivatives are classified according to Management's intent to use them for hedging or not. Transactions made at customers' request, on own account, or that to not meet the criteria for hedge accounting, especially derivatives used to manage the global risk exposure, are reported at fair value, with realized and unrealized gains and losses included in income for the period.

Derivatives designated as hedge may be classified as:

I - Market risk hedge;

II - Cash flow hedge.

Derivatives designated as hedge and the respective hedged items are adjusted to fair value, considering the following:

(1) For those classified in category I, the increase or decrease is recorded in income or expense for the period, net of tax effects; and

(2) For those classified in category II, the increase or decrease is recorded in a separate caption in stockholders’ equity, net of tax effects.

f) Permanent Assets

Stated at acquisition cost and include:

f.1) Investments

Adjustments to investments in affiliates and subsidiaries are determined under the equity method of accounting and recorded as investments in affiliates and subsidiaries for interest in affiliates and subsidiaries in which the company has significant influence. Other investments are stated at cost, reduced to fair value, when applicable.

f.2) Property and Equipment

Depreciation of property and equipment is determined under the straight-line method at the following annual rates: buildings - 4%, installations, furniture, equipment in use, communication and security systems - 10%, and data processing systems and vehicles - 20% and leasehold improvements - 10% or considering the benefit period of the terms of rental contracts.

f.3) Intangible assets

Goodwill on acquisition of subsidiaries is amortized over 10 years, based on expected future earnings and is  tested for impairment annually or more frequently if conditions or circumstances indicate an impairment.

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Goodwill on merger and the related reduction account, reserve for maintenance of integrity of the merging entity’s stockholders’ equity, are amortized over a period of up to 10 years, based on expected future earnings.

Exclusivity contracts for provision of banking services are accrued the payments related to the commercial partnership contracts with the private and public sectors to assure exclusivity for banking services of payroll credit processing and payroll loans, maintenance of collection portfolio, supplier payment services and other banking services, allocated to income over the term of the respective agreements.

Acquisition and development of software are amortized over a maximum period of 5 years.

g) Reserves

g.1)  Technical Reserves Related to the Insurance, Pension Plan and Capitalization Activities

Technical reserves are recognized and calculated in accordance with the provisions and criteria established in CNSP Resolutions 139/2005 and 162/2006, changed by CNSP Resolution 181/2007, 195/2008 and 204/2009, and SUSEP Circular 288/2005.

g.1.1) Insurance and Pension Plan

I – Unearned Premium Reserve (PPNG)

The Unearned Premium Reserve (PPNG) is recognized based on the portions of retained premiums corresponding to the policies’ unelapsed risk periods calculated on a daily pro rata basis.

II – Unearned Premium Reserve – Unissued Current Risks (PPNG-RVNE)

The purpose of the unearned premium reserve for unissued current risks ("PPNG-RVNE") is to estimate the portion of unearned premiums referring to assumed risks whose corresponding policies are not issued.

III - Premium Deficiency Reserve (PIP)

These resolutions also established the Premium Deficiency Reserve for when the unearned premium reserve is not sufficient to cover claims plus administrative expenses to incur, situation verified through actuarial calculation.

IV - Unexpired Risk Reserve (PRNE)

The unexpired risk reserve is calculated on a daily pro rata basis based on net contributions released during the month and its objective is to provision the contribution installment corresponding to the nonincurred risk period, counted as of the calculation date.

V - Contribution Deficiency Reserve (PIC)

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The contribution deficiency reserve is recognized to provision deviations in relation to mathematical reserves’ technical bases for current and future benefits. The biometric tables used as parameter for the recognition consider for the survival of female and male participants the AT2000 Male table and the plan interest rate.

VI - Administrative Expenses Reserve (PDA)

The administrative expenses reserve is recognized to cover possible expenses arising from the payment of current and future benefits, according to the methodology described in the Actuarial Technical Note (NTA).

VII - Supplementary Premium Reserve (PCP)

The supplementary premium reserve is calculated on a daily pro rata basis, based on beginning and ending dates of the risk period and net retained commercial premiums or contributions. The reserve amount is the difference, when positive, between the average of the sum of amounts calculated daily during the recording month and PPNG (Insurance) and PRNE (Pension Plan) recognized in the month, considering all prevailing risks, issued or not, received or not.

VIII - Mathematical Reserves for Current and Future Benefits (PMBaC and PMBC)

Mathematical reserves for future benefits are recognized based on contributions made under the capitalization financial system. The mathematical reserves for current benefits represent commitments under continued income plans which are recognized through actuarial calculation for the traditional, pension plan (PGBL) and cash value life insurance (VGBL) plans.

IX – Claims Payable Reserve (PSL)

The reserve for claims payable is recognized based on notices received by the insurance company related to insurance and coinsurance claims which were accepted but not yet paid.

X - Reserve for Losses Incurred but Not Reported (IBNR reserve)

The provision for losses incurred but not reported is recognized based on actuarial technical note or on the historical estimate between the claim occurrence date and its report, in accordance with CNSP Resolution 162/2006 (changed by CNSP Resolution 181/2007, 195/2008 and 204/2009) for Insurance and SUSEP Circular Letter 288/2005 for Pension Plan. The provision for Insurance Personal Injury Caused by Motor Vehicles Waterway Land (DPVAT) reserve, included in the balance of the provision for losses incurred but not reported is recognized based on information provided by the management of the Fenaseg (National Federation of Private Insurance and Capitalization Companies). As of March 2008, DPVAT is managed by Seguradora Líder - DPVAT.

XI - Reserve for Future Policy Benefits (PBaR)

The Reserve for Future Policy Benefits is recognized based on the claims notice and the past due risks or lump-sum amounts payable.

XlI- Reserve for Oscillation Risk (POR)

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The reserve of oscillation of risks is made to cover any gaps in the commitments expected, and is calculated according to methodology described in the Technical Note Actuarial NTA.

XIII - Financial Surplus Reserve (PEF)

The surplus reserve represents the surplus amounts accrued to be used according to plan regulations.

XIV - Financial Fluctuation Reserve (POF)

The financial fluctuation reserve is recognized to prevent possible future deficiencies arising from the mismatch between inflation adjustment index and interest rate guaranteed in mathematical reserves.

XV - Reserve for Surrenders and/or Other Future Policy Benefits

Corresponds to amounts related to surrenders and returns of contributions/premiums and the portability requested which, for any reason, have not yet been transferred.

g.1.2) Capitalization

The technical reserve of the savings bonds are determined by a percentage applied to amounts received from subscribers, as required under its Actuarial Note for each product and the conditions of each proposal, and updated monthly by the Basic Reference Rate (TR) applied to savings accounts and capitalized at a rate of 0.5 per month and may be redeemed under the conditions described in the title of capitalization. The monetary and interest credited to technical reserve are recorded as financial expenses.

h) Contingent Assets and Liabilities and Legal Obligations

h.1) Contingent Assets

Contingent assets are not recorded, except when there are real guarantees or unappealable court decisions, for which a favorable outcome is practically certain. Contingent assets whose likelihood of favorable outcome is probable, if any, are only disclosed in the financial statements.

h.2) Contingent Liabilities

Contingent liabilities are recorded based on the nature, complexity and history of lawsuits, and on the opinion of the in-house and outside legal counsel when the risk of loss on the administrative or judicial proceeding is considered as probable and the amounts can be reasonably determined.

h.3) Legal Obligations - Tax and Social Security

Refer to judicial and administrative proceedings related to tax and social security obligations challenging their legality or constitutionality which, regardless of the assessment of the likelihood of a favorable outcome, have their amounts fully recorded in the financial statements.

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i) Income and Social Contribution Taxes

Income tax is calculated at the rate of 15% plus a 10% surtax; social contribution tax is calculated at the rate of 15% (9% period from January 1st to April 30, 2008) for financial institutions, and for non-financial companies the social contribution tax rate is 9%, after adjustments determined by tax legislation. Deferred tax assets and liabilities are computed basically on certain temporary differences between the book and tax basis of assets and liabilities, tax losses, and adjustments to fair value of securities and derivatives.

In accordance with the current regulation, the expected realization of the Bank’s tax credits is based on the projection of future income and a technical study.

j) Pension Plan

The actuarial liabilities related to pension plans are recorded based on an actuarial study made by independent actuaries, by the end of each period and used in the following period, in accordance with CVM Resolution 371/2000.

Expenses related to sponsors’ contributions to the plans are recognized on the accrual basis.

k) Impairment Valuation

Nonfinancial Assets are subject to the assessment of recoverable values on an annual or more frequently if conditions or circumstances indicate the possibility of impairment.

10.6. With relation to internal controls adopted to ensure the preparation of reliable financial statements, the directors should comment on:

a. level of efficiency in such controls, by indicating eventual flaws and steps taken to correct them

Based on the evaluation effectiveness of controls and procedures performed and supervised on 31 December 2009 by the Management, it was concluded that the procedures and controls are effective to ensure the information integrity related to the disclosure of Santander Brasil Group financial statements, as well, compliant with the PCAOB requirements – "Public Company Accounting Oversight Board" and section 404 of American law "Sarbanes-Oxley".

Our internal control related to the preparation of financial statements is a procedure developed by supervision of the chief executive office of the Bank, financial managers and performed by Bank's Board of Directors, directors and other employees to provide reasonable assurance regarding preparation and disclosure of financial reporting and consolidated financial statements, in accordance with generally accepted accounting principles.

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The internal control over financial reporting includes those policies and procedures that:

•              Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•              Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•              Provide reasonable assurance prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements;

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We have adapted our internal control over financial reporting to the most rigorous international standards and to comply with the guidelines set by the Committee of Sponsoring Organizations of the Treadway Commission in its Enterprise Risk Management Integrated Framework. These guidelines have been extended and installed in our Group companies, applying a common methodology and standardizing the procedures for identifying processes, risks and controls, based on the Enterprise Risk Management Integrated Framework.

Based on this assessment, management believes that, as of December 31, 2009, its internal control over financial reporting was effective based on those criteria.

b. deficiencies and recommendations on internal controls present in the independent auditor's report

The review made on the effectiveness of the internal control environment of Santander Brasil in 2009, completed in February 2010, by the independent audit (Deloitte Touche Tohmatsu Independent Auditors) within the certification process of Sarbanes-Oxley Act 2002 of Santander Brasil, did not identify significant deficiencies, risks or relevant noncompliance of legal or regulating rules.

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10.7. In case Santander Brasil has made a public offer for distribution of securities, the directors should comment on:

a. how the funds from the offer have been used

The Bank’s business plan announced in the Global Offering that took place in October 2009, mentioned that the bank intended to use the proceeds of the Global Offering to grow the physical presence by opening branches, to increase our current credit transactions and to enhance our funding structure.

Regarding the objective of enhancing our funding structure, on January 22th 2010, we proceeded  the early redemption of the Bank Deposit Certificate, considered as subordinated debt, being Banco Santander, S.A. (Espanha) its creditor, with original maturity date on March 25, 2019, in the amount of R$1,507 million, in the terms of the authorization issued by the Bacen, dated as of January 8, 2010.

The plan to grow the physical presence by opening branches considers that the new branches will start to be opened in the second semester of 2010.

b. if there were relevant deviations between the effective application of the funds and the proposals and application disclosed in the prospects of the respective distribution

There were no relevant deviations between the effective application of the funds and the proposals and application disclosed in the prospects of the respective distribution.

c. in case of deviations have occurred, the reasons for such deviations

Not applicable, since no relevant deviations have occurred.

10.8. Directors should describe the significant items not presented in the issuer's financial statements, by indicating:

a. the assets and liabilities directly or indirectly held by the issuer, that did not appear in its balance sheet (off-balance sheet items), such as:

   i. assets and liabilities' operating leases

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The bank rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses, classified as operating lease. Total future minimum payments of non-cancelable operating leases as of December 31, 2009 is R$1,078 million, of which R$314 million matures in up to 1 year, R$687 million from 1 year to up to 5 years and R$76 million after 5 years. Payment of operating leases recognized as expenses for the period were R$304 million.

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at IGPM variation. The lessee is entitled to unilaterally rescind the agreement, at any time, without paying fines, encumbrances or penalties, through a written communication to the lesser upon 30 days prior notice, without prejudice to rent payment and charges due until then.

   ii. written off receivable portfolios on which the entity maintains risks and responsibilities, indicating the respective liabilities

Not applicable.

iii. agreements for future purchase and sale of products or services

Not applicable.

   iv. agreements for construction not completed

Not applicable.

   v. agreements of future receipts and financing

Not applicable.

b. other items not appearing in the financial statements

- Derivative Instruments

I)            Trading Derivatives

	Consolidated
	2009
	Notional		Trading
In thousands of Reais	Referential	Cost	Fair Value
Swap	91,676,828	706,429	997,802
Options	210,485,229	(288,897)	(299,497)
Futures Contracts	44,886,986	-	-
Forward Contracts and Others	9,439,270	(58,207)	(67,654)

II)           Derivatives by Counterparty

	Consolidated
	Notional
	2009
		Related	Financial
In thousands of Reais	Clients	Parties	Institutions(1)	Total
Swap	45,879,162	20,248,673	25,250,103	91,377,938
Options	5,719,258	496,242	204,269,729	210,485,229
Futures Contracts	-	-	44,886,986	44,886,986
Forward Contracts and Others	4,232,634	4,990,436	216,200	9,439,270
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(1) Includes trades with the BM&FBovespa and other Securities and Commodities Exchanges.

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III)         Derivatives by maturity

	Consolidated
	Notional
	2009
	Up to	From 3 to	Over
In thousands of Reais	3 Months	12 Months	12 Months	Total
Swap	30,256,852	15,792,470	45,328,616	91,377,938
Options	97,356,867	61,770,883	51,357,479	210,485,229
Futures Contracts	21,872,461	11,283,667	11,730,858	44,886,986
Forward Contracts and Others	6,029,414	1,938,663	1,471,193	9,439,270

IV)         Derivatives by trade market

	Consolidated
	Notional
	2009
In thousands of Reais	Exchange (1)	Cetip (2)	Over the Counter	Total
Swap	23,531,128	45,057,011	22,789,799	91,377,938
Options	204,123,045	6,362,184	-	210,485,229
Futures Contracts	44,886,986	-	-	44,886,986
Forward Contracts and Others	-	4,232,634	5,206,636	9,439,270
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(1) Includes trades with the BM&FBovespa and other Securities and Commodities Exchanges.
(2) Includes amount traded on other clearinghouses.

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V)           Derivatives by trade market

Credit derivatives transactions are used with the purpose of reducing or eliminating the exposure to specific risks arising from the purchase or sale of assets associated with the credit portfolio management.

The volume of credit derivatives with total return rate - credit risk received corresponds to R$655 million of cost and R$528 million of fair value. During the period there were no credit events related to events provided for in the contracts.

Required base capital used amounted to R$7 million.

VI)         Derivatives used as Hedge instruments

Derivatives used as hedges by index are as follows:

	Consolidated
	2009
In thousands of Reais		Trading	Adjustment
Hedge Instruments	Cost	Fair Value	To Fair Value
Swap Contracts	169,931	153,619	(16,312)
Asset	1,249,645	1,259,020	9,375
Interbank Deposits Rates – CDI	862,027	867,810	5,783
Indexed to Foreign Currency - Pound	387,618	391,210	3,592
Liabilities	(1,079,714)	(1,105,401)	(25,687)
Indexed to Foreign Currency - Dollar	(1,075,922)	(1,101,588)	(25,666)
Fixed Interest Rate - Reais	(3,792)	(3,813)	(21)

Hedge Object
Credit Portfolio	1,073,020	1,100,046	27,026
Indexed to Foreign Currency - Dollar	681,613	704,753	23,140
Indexed to Foreign Currency - Pound	387,615	391,480	3,865
Fixed Interest Rate - Reais	3,792	3,813	21

Cash Flow Hedge

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In the Company, according to the consolidated criteria, there are hedge transactions - Future DI, with notional value of R$15,924 million, and maturities from January 4, 2010 to January 2, 2012. The mark-to-market effect is recorded in stockholders’ equity and corresponds to a debit of R$263 million, net of taxes. The curve value and the fair values of transactions classified as hedges, Bank Certificates of Deposit (CDBs), is R$15,338 million.

The effectiveness obtained for the hedge portfolio as of December 31, 2009 and 2008 is compliant with Bacen’s requirements and no ineffective portion was identified to be recorded in income for the period.

- Compromises and Guarantees

The co-obligations and risks on guarantees provided on behalf of customers, recorded in memorandum accounts, amounted to R$20,967 million for the consolidated criteria.

- Equity of funds under Management

Total shareholders’ equity of investment funds managed by the Bank, for the consolidated criteria, is R$98,407 million.

- Contracted Securities

The insurance contracted by the Bank effective as of December 31, 2009, with bankers’ blanket insurance, fire, vehicles and other risks coverage, amounts to R$1,349 million for the consolidated criteria.

For the global banking modal, an insurance in the value of R$204 million in the consolidated criteria was contracted, and it can be applied individually or in group, as long it does not exceed the contracted amount.

- Compensation Agreements

Obligation offset and settlement agreements - CMN Resolution 3,263/2005 – The Bank has an obligation offset and settlement agreement within the ambit of national financial institutions (SFN), entered into with individuals and legal entities which may or may not be members of SFN, resulting in improved assurance of financial settlement, with the parties with which it has this type of agreement. These agreements establish that payment obligations with the Bank, arising from loans and derivative transactions, in case of default of the counterparty, will be offset against payment obligations of the Bank with the counterparty.

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10.9. In relation to each item not appearing in the financial statements for 2009 indicated in item 10.8., the directors should comment on:

a. how such items change or may change the revenues, expenses, operating income, financial expenses or other items of the issuer's financial statements

Topic mentioned in item 10.8. There are no additional effects to be disclosure.

b. nature and purpose of the operation

Topic mentioned in item 10.8. There are no additional effects to be disclosure.

c. nature and amount of obligations assumed and rights generated in favor of the issuer in result of the operation

Topic mentioned in item 10.8. There are no additional effects to be disclosure.

10.10. Directors should indicate and comment on the main elements of the issuer's business plan, by exploring specifically the following topics:

a. investments, including:

   i. quantitative and qualitative description of investments in progress and forecasted investments

   ii. financing sources of investments

   iii. relevant alienations in progress and forecasted alienations

The technology architecture adopted by the Bank focuses on our customers and support our business model. Proper management is a key point for operational efficiency, providing more agility, organization and control processes. In 2009, total investments in information technology were R $ 473 million, 50% more than last year, through the use of our own resources.

The integration of operational processes and information technology is planned for 2010, with the unification of the branch network. Until then, there will be developed more than 1.4 thousand projects in systems development. To monitor and manage all of them, Isban (company of global solutions for information technology of the Santander Group) has developed a governance process specific to the integration, a new tool for project management, launched in 2008.

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 With this tool it is possible to manage the progress of each step of integration, with rapid analysis for decision making. It is also based on this model that Produban (company of global technology infrastructure and data processing of the Santander Group) makes their action plans in conjunction with the homologation systems area. Produban is responsible for the process of networks unification and the development of the technological infrastructure of ATMS, besides the modernization of administrative buildings and the migration of call center platforms.

 The technology management by specialized companies belonging to Grupo Santander permits to the Bank to get a global scale and similar benefits from outsourcing process (consolidation, shared capacity, scale, exchange of best practices and simplified governance) without the loss-of-control downside of externalizing core activities.

 The infrastructure environment can be divided into six groups:

• Data centers. Following the integration, data centers will be in two locations. Our security environment entails an authentication and authorization system based on mainframe infrastructure, a secure internal network protected by a complex set of fire walls, continuous monitoring of incoming traffic and protection of work stations with anti-virus software.

• Data Communications. The Bank is in the process of upgrading our data communications infrastructure, with the goal of achieving higher broadband speed.

• Call Centers. In addition to customer service, our call centers perform recovery and sales activities.

• Branches / ATMs. Since 2009, customers of the BSB and Banco Real could carry out main financial transactions such as obtaining statements, money withdrawals and payments in all branches and ATMs, regardless of brand.

• Data processing environment. To increase efficiencies, the Bank worked on consolidating servers in 2009 reducing the number of servers (4,000 to 1,500) and decommissioning of certain platforms.

• End-user systems. The Bank maintained the end-user systems, with the goal of standardizing hardware and operating systems at all workstations for all employees.

b. provided that it has been disclosed, begin the acquisition of plants, equipment, patents or other assets that should significantly influence the issuer's productive capacity

There were no significant investments in the period.

c. new products and services, by indicating:

   i. description of researches in progress already disclosed

   ii. total amounts paid by the issuer in researches for development of new products or services

   iii. projects under development already disclosed

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   iv. total amounts paid by the issuer for the development of new products or services

The development of the products and services to the Bank in general does not requires additional investment other then the ordinary considered at the annual budget does not up to the relevant amount in relation to the total administrative costs. Therefore, if we considered no relevant investments, in March of 2010 the Bank announced its first action at the acquiring business, capture and process of the electronic cards transactions, in joint-venture basis with Getnet, an specialized company in this business. In the way of this segment, the Bank starts the “Santander Conta Integrada”, business focused the Corporate segment. This news permits that the merchant to have a banking account integrated to banking domicile, which means that unified receipt of receivables related to transactions with credit cards and/or debit cards of Visa and MasterCard brands, as well as acceptance of a great variety of regional cards and offering of services to its customers, in a single terminal.

Beyond the unified receipt of receivables related to transactions with credit cards and/or debit cards of the two brands, the business permits a bank account tariff cost reduction up to 100% in the package of rates of the current account if the company registers the minimum volume of transactions of R$3,000.00 per month with the use of the machine. Another benefit for the client is the possibility of acquiring an equipment that captures transactions, that may be connected as to dialed line as to high speed, what speeds the process and release the phone line of the establishment, what makes possible the reduction on the cost of the phone account.

The “Santander Conta Integrada” will have, as a differential, a special credit line. In the event the trader desires to contract working capital, will have access to a limit up to eight times the billing obtained with the machine that operates the flag MasterCard.

Getnet will give all the support and technological infrastructure for the Bank offers to its clients services and products of aggregated high value. The main differential offered to the Bank’s clients is our multiservices platform, that in addition to processing the cards MasterCard and 21 flags of regional cards, also provides a series of services that attract customers and create revenue for the commercial establishment, as: recharge of mobile and fixed telephony, recharge card transport, correspondent banking, refers to registration information, promotions and many others.

With the entry in the procurement market, Santander Brasil transports to Brazil its international expertise in this segment, of which it is one of the world leaders. At a first time, the machines for capturing and processing credit and debit card transactions will work with the MasterCard flag. Other brands, however, will be incorporated and may be operated in the same equipment in order to make the merchant's action easier and more economical.

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10.11. Management is expected to discuss and analyze other material factors that influenced operating performance, which were not discussed under previous items in this section.

All factors that had a relevant influence on the Company's operating performance have already been identified and commented in all other items of this section; thus, there are no other factors to comment on.

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11. Forecasts

11.1.  Forecasts should take into account:

a. subject-matter of the forecasts

b. period and term of effectiveness of the forecasts

c. forecasts assumptions, indicating which ones may be influenced by the issuer's management and which are beyond their control

d. values of the indicators which are the subject matter of forecasts.

Santander Brasil does not disclose forecasts.

11.2. In the event of the disclosure by Santander Brasil of forecasts about the development of its indicators in the past three years:

a. Inform which are being replaced by new forecasts included in the form and which will be repeated in the form

b. Regard the forecasts of past periods, compare the estimates with the actual performance of the indicators, showing, in a clear manner, the reasons that led to differences in the forecasts

c. Regarding the forecasts of periods that are still in course, inform whether they are still valid as of the date of the form and, as the case may be, explain why they have been ignored or substituted.

Not applicable, considering that Santander Brazsil does not disclose forecasts.

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12. General meeting and administration

12.1. Describe the administrative structure of the issuer, as established in its by-laws and rules of procedure, identifying:

a. duties of each body and committee

b. date the board of auditors was instated, if it is not permanent, and date when the other  committees were organized

c. mechanisms for evaluating the performance of each body or committee

d. regarding the members of the Executive Committee, their individual duties and powers

e. mechanisms for evaluating the performance of the members of the Board of Directors, of the committees and of the Executive Committee

According to our by-laws, we are administered by a Board of Directors and by an Executive Committee. Only individuals may be elected members of the Board of Directors and of the Executive Committee. The Board of Directors’ members must be shareholders, whether they reside or not in Brazil, and the members of the Executive Committee may or not be shareholders, as long as they reside in Brazil.

In addition to these two administrative bodies, we also have another statutory body, the audit committee, which answers directly to the Board of Directors. It was created and operates in accordance with the rules of Resolution Nº 3198/04 of the CMN and Resolution Nº 118/04 of the CNSP.

Board of Directors

The Board of Directors is the plenary board in charge of making decisions as set forth in our by-laws and in the legislation in force.

As provided for in our by-laws, the Board of Directors is composed of at least 5 and no more than 12 members, elected at the general meeting, with unified 2-year terms of office, an reelection is permitted. On June 30, 2010, the Board of Directors was composed of 9 members.

At least 20% of the Board of Directors’ members must be Independent Directors, according to definition of Level 2 Regulations. The Board of Directors has one Chairman and one Vice-Chairman elected at the general meeting by majority of votes.

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The Board of Directors meets on an ordinary basis 4 times a year and extraordinarily as often as determined by its Chairman.

The current members of the Board of Directors were elected at the extraordinary general meetings held on September 2, 2009 and on February 3, 2010, and 3 of them are Independent Directors. The terms of office of the Board of Directors’ members shall end at the ordinary general meeting to be held in the first 4 months of 2011.

Pursuant to the Brazilian legislation, the election of the Board of Directors’ members shall be ratified by the Central Bank.

In view of our adhesion to Level 2 Regulations, the Board of Directors’ members executed an adhesion instrument to Level 2 Regulations before being invested in their offices.

Practices of the Board of Directors

Our shareholders elect the members of our Board of Directors at the Ordinary General Meeting for 2-year terms, reelection being permitted. The Board of Directors elects our executive officers for 2-year terms, reelection being also permitted.

The Board of Directors’ Duties and Attributions

In line with the fiduciary duties of the directors provided for under articles 153, 154, 155 and 245 of the Corporate Law, the Board of Directors’ members must: (i) perform their work loyally to the Company and to the other companies of Grupo Santander Brasil and keep its businesses confidential; (ii) refrain from disclosing information that has not yet been released to the market, obtained due to their office; (iii) ensure that the employees reporting thereto and third parties trusted thereby refrain from disclosing information that has not been released to the market; and (iv) keep the provisions under the Company’s ethical code updated and make everyone comply therewith.

The Board of Directors, for better performance of its activities, may create and elect committees or work groups with defined goals, which shall act with assistant bodies without any decision-making power, always with the purpose of assisting the Board of Directors, and shall be composed of people appointed thereby among the members of the administration and/or other people linked - either directly or indirectly - to the Company.

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On March 22, 2010 our Board of Directors approved the creation of an appointment and remuneration committee with the following distinguishing marks: 1. Composition: at least 3 and no more than 5 members; 2. Operations: the appointment and remuneration committee shall have rules of procedure that shall govern, including, but not limited to, the matters under the committee’s authority, the rules of its operations and the periodicity of its meetings, which shall be held half yearly. The Appointment and Remuneration committee shall also have a coordinator and an assistant secretary; 3. Scope of authority: the appointment and remuneration committee shall have, including, but not limited to, authority to act as follows: (a) to identify, exam and propose candidates to the Board of Directors (either independent ones or not) and for the position of the Company’s Chief Executive Officer (CEO); (b) to discuss and advise on succession plans for the Company’ administrators; (c) to propose some criteria for evaluating the administrators’ performance; and (d) to review and discuss policies and guidelines regarding administrators’ remunerations.

On May 19, 2010, the Board of Directors appointed Mr. Marcial Angel Portela Alvarez, Ms. Viviane Senna Lalli and Mr. Fernando Carneiro as members of the appointment and remuneration committee, with a term of office until the Shareholders’ general meeting to be held in 2011, and Mr. Marcial Angel Portela Alvarez was appointed coordinator of the committee.

The main duties of our Board of Directors are:

Definition of policies and strategies

The Board of Directors of Santander Brasil plays a fundamental role in the definition of the business strategies of Grupo Santander Brasil. Pursuant to Law and the by-laws of Santander Brasil, the Board of Directors has as its main task to set forth the general guidelines for the businesses and transactions of Santander Brasil, which must be complied with by the  Executive Committee when conducting its activities.

It is further incumbent on the Board of Directors to approve the policies for disclosing information to the market and for dealing in the securities of Santander Brasil.

Approval of the Financial Statements and allocation of the net profit

Pursuant to Law and to the by-laws, it is incumbent on the Board of Directors of Santander Brasil to approve and review the annual budget, the capital budget and the business plan, to make a pronouncement on the annual, semi-annual and quarterly financial statements of Santander Brasil, to propose the allocation of the net profit of the fiscal year and to resolve on the distribution of dividends and/or interest on net equity.

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Approval of Corporate Transactions

The Board of Directors must make pronouncements about corporate transactions involving Santander Brasil, as well as authorize the disposal of assets and suitability of the permanent assets, give in rem guarantees and post bonds to third-party obligations, acquire or dispose of investments in corporate interests with third parties in amounts higher than 5% of the net equity that is in the last balance sheet approved by the ordinary general meeting, as well as must authorize organization of joint ventures or formation of strategic alliances with third parties.

Changes in the Capital Structure and in the By-laws

It is incumbent on the Board of Directors to propose the increase or decrease in the corporate capital of Santander Brasil, to issue subscription warrants, to group, provide for bonus shares or split shares, to trade shares in order to cancel or to keep them held in treasury, and to carry out amendments to our by-laws.

Election of the Administrators and remuneration policies

It is incumbent on the Board of Directors to elect and dismiss the members of the Executive Committee and establish their duties, as well as to establish their remuneration, indirect benefits and further incentives, in compliance with the global ceiling remuneration approved by the General Meeting, as well as to establish the value of the interest in the profits of the executive officers and employees of the Santander Brasil and of companies controlled thereby.

It is further incumbent on the Board of Directors to approve the granting of purchase option of shares to administrators, employees or individuals that work for Santander Brasil or for companies controlled thereby, provided that they are in compliance with the option plans approved in a General Meeting.

Audit and Complaints Office Committee

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It is incumbent on the Board of Directors to appoint the members of the Company’s audit committee, as well as the ombudsman.

There follows the transcription of article 17 of our by-laws with the duties of the Board of Directors:

I.             to comply with and have complied with the by-laws and with the General Meeting’s resolutions;

II.           to establish general guidelines for the Company’s businesses and transactions;

III.         to elect and remove from office the Executive Officers, as well as to establish their duties;

IV.          to establish the remuneration, the indirect benefits and further incentives of the Executive Officers, within the global ceiling remuneration for the administration approved by the General Meeting;

V.           to inspect how the Executive Officers are managing their duties; to exam at any time the Company’s books and papers; to request information about agreements executed or ready to be executed and about any other acts;

VI.          to choose and dismiss accounting firms, establishing their remuneration, as well as to call them over to clarify any matter that  the Board may deem necessary;

VII.        to make a pronouncement about the Administration Report, the Executive CommitteeCommittee’s accounts and  Santander Brasil’s financial statements and resolve about their submission to the general meeting;

VIII.      to approve and review the annual budget, the capital budget and the business plan, as well as to prepare a proposal for capital budget to be submitted to the general meeting for purposes of withholding profit;

IX.          to resolve on convening the general meeting, whenever it deems applicable or in the event of article 132 of the Corporate Law;

X.           to submit to the ordinary general meeting proposal for allocation of net profit of the fiscal year, as well as to exam and resolve on the semi-annual balance sheets, or on balance sheets carried out within shorter terms, and on payment of dividends or interest on net equity arising out of these balance sheets, as well as to resolve on the payment of interim or periodical dividends or dividends to the account of accrued profits or of capital gains, which exist in the last annual or semi-annual balance sheet;

XI.          to submit to the general meeting proposals with the purpose of increasing or decreasing the corporate capital, grouping, issuing bonus or splitting its shares, and proposals to amend the by-laws;

XII.        to present to the general meeting proposals for winding-up, merger, spin-off and taking over of Santander Brasil;

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XIII.      to approve the increase of the corporate capital of Santander Brasil, notwithstanding any statutory amendment, within the limits authorized under §1 of article 5 of the by-laws, setting forth price, time for the pay up, and the conditions for issuing the shares, being further entitled to exclude the right of first refusal or to reduce the term of the fiscal year when floating shares and subscription warrants, whose floating is carried out upon sale at market stocks or by public subscription or at public offerings of acquisition of Control under the terms established by law;

XIV.       to resolve on the issue of subscription warrant, as provided for in §3 of article 5 of the by-laws;

XV.        to grant, after approval by the general meeting, purchase option of shares to administrators, employees or individuals that render services to the Company or to the companies controlled thereby, without giving the shareholders the right of first refusal, under the terms of plans approved in a general meeting;

XVI.       to resolve about trading with shares issued by the Company for purposes of cancellation or lock-up held in treasury and their respective disposal, in compliance with the legal provisions applicable;

XVII.     to establish the value of the interest in the profits of the executive officers and employees of Santander Brasil and of companies controlled thereby, and to have the power to decide not to ascribe interest thereto;

XVIII.   to decide on payment or credit of interest on the net equity to the shareholders, pursuant to the applicable legislation;

XIX. to authorize acquisition or disposal of investments in corporate interests in amounts higher than 5% of the net equity that are in the last balance sheet approved by the ordinary general meeting, as well as to authorize the organization of joint ventures or the formation of strategic alliances with third parties;

XX.        to appoint and remove from office the Company’s ombudsman;

XXI.       to appoint and remove from office the members of the Audit Committee, to fill the vacancies due to death, resignation or removal from office and to approve the Rules of Procedure of the body, in compliance with the provisions under Title VI of the by-laws;

XXII.     to authorize disposal of assets and suitability of the permanent assets, to give in rem guarantees and to post bonds to third-party obligations, whenever they are in excess of 5% of the net equity that is in the last balance sheet approved by the ordinary general meeting;

XXIII.   to grant, in special cases, specific authorization establishing that certain documents shall only be signed by one Executive Officer, and there shall be drawn minutes of such event in the proper book, except in the cases provided for in the by-laws;

XXIV.    to approve the contracting of an institution that renders services of bookkeeping for shares or of share deposit certificates (Units);

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XXV.     to approve the policies of information disclosure to the market and deal in the securities of Santander Brasil;

XXVI. to define a triple list of institutions or companies specializing in economic appraisal of companies, to prepare appraisal reports of the shares of the Santander Brasil, in the event the registration of publicly-held company is cancelled or if the company no longer belongs to Level 2, as defined under Title IX of the by-laws;

XXVII. to resolve on any matter submitted thereby by the Executive Committee, as well as to convene the members of the Executive Committee for joint meetings, whenever it deems convenient;

XXVIII. to create commissions and/or support committees – either technical or advisory ones –, whether permanent or not, to define the respective responsibilities and scope of authority that are different from the ones that are ascribed to the Board of Directors, under article 142 of the Corporate Law, and to inspect their performance, according to article 14 § 6 of the by-laws; and

XXIX.    to dispose, in compliance with the rules of the by-laws and the legislation in force, about their work and to adopt or lay down governing rules for their operations; and

XXX. to establish the rules related to the Units, as  provided for under Title XII of the by-laws.

In accordance with our by-laws, it is incumbent on the Chairman of the Board of Directors to:

I.             convene and be the chairman of its meetings;

II.           convene the shareholders’ general meeting;

III.         guide the preparation of the Board of Directors’ meetings;

IV.          ascribe special duties to the board members; and

V.           convene, whenever the body is operating, the members of the board of auditors to assist the Board of Directors’ meetings whenever the agenda includes matters on which the members of the Board of Auditors has to voice an opinion.

On December 23, 2009, our Board of Directors approved its rules of procedure. The shareholders may access this document on sites www.santander.com.br/ri and www.santander.com.br/shareholders, seção Corporate governance – Board of Directors.

Statutory Bodies

Board of Auditors

Pursuant to our by-laws, the board of auditors of Santander Brasil has a non-permanent nature. Thus, although our by-laws provide for the possibility of instating the board of auditors, it is currently not instated.

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A request for the board of auditors to operate, even though when the matter had not been included in the call notice, may be made at any General Meeting, by shareholders holding the percentage of shares set forth by the Corporate Law and by the specific instructions from CVM.

For the board of auditors there may be elected individuals, residing in Brazil, holding a university degree, or that have already – for at least 3 years – held an office of administrator at a company or that have been members of a board of auditors.

The board of auditors is an independent body elected by the shareholders with the purpose of inspecting the activities of the administration staff and of accounting firms. The subject matters under the board of auditors’ authority are established by the Corporate Law and include, but are not limited to: (i) checking and compliance by the administrators with their legal and statutory duties; (ii) voicing opinions on the company’s annual and quarterly reports; (iii) voicing opinions on the administrators’ proposals to be submitted to the general meeting regarding changes in the corporate capital, issuing of debentures or subscription warrants, investment plans or capital budgets, distribution of dividends, transformation, taking over, merger or spin-off; and (iv) convening general meetings.

Audit Committee

Pursuant to the Central Bank’s regulations, the audit committee is a body created by resolution of the shareholders and is separated from the Board of Directors. Although there is the requirement that they be separate bodies, the members of the audit committee may be members of the Board of Directors, provided that they fulfill certain requirements of independence.

According to applicable laws, at the Extraordinary General Meeting on August 31, 2006, there were included in our by-laws provisions about the composition and authority of the audit committee, which committee acts as the sole audit committee for all the companies of the Grupo Santander Brasil.

On November 12, 2007, our Board of Directors approved the rules of procedure of the audit committee.

Pursuant to our by-laws and the rules of procedure of the audit committee, such body is composed of at least 3 and not over 6 members, appointed by the Board of Directors, among people – either or not members of the Board of Directors – that fulfill the legal and regulatory conditions demanded to hold such position, including the requirements that ensure its independence, and it is mandatory that one of them have proved knowledge in the accounting and auditing segments.

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The term of office of the members of the audit committee is 1 year, and reelection is permitted up to 4 consecutive times, pursuant to the applicable legislation.

One of the members of the audit committee shall be ascribed by the Board of Directors to be its coordinator. It is incumbent on the audit committee coordinator to direct, coordinate, and guide the works of the body and, specially: (i) to send the call notice, convene and be the chairman of their meetings, and to appoint his/her secretary; and (ii) to represent the audit committee in its relations with the Board of Directors, with the board of auditors, whenever it is in operation, and with the Executive Committee of Grupo Santander Brasil, its intern audits and the ones carried out by accounting firms, intern organisms and committees, by signing the mail, invitations and reports addressed thereto.

The coordinator shall be replaced in his/her absence or occasional impairments by the member appointed thereby, or in the event such appointment fails to be carried out, by any provisory alternate appointed by the Board of Directors, among the remaining members of the audit committee. In the event of vacancy of the position due to death, resignation or removal from office of any member of the audit committee, it is incumbent on the Board of Directors to appoint an alternate.

It is also deemed to be vacant the office of a member of the audit committee whenever any of them, without reasonable cause, at the discretion of the Board of Directors, fails to attend 3 consecutive meetings of the body, or 6 alternated ones, during the year.

The meetings of the audit committee shall be convened with the presence of at least 2/3 of its members. The resolutions shall be adopted by majority of votes of the members attending and the resolutions, arguments and pronouncements of the audit committee shall be drawn up and signed in the Book of Minutes of the Meetings of the Audit Committee.

Pursuant to the rules of procedure of the audit committee and the applicable legislation, there may not be elected as a member of the audit committee: 1 – a person who is, or that has been in the last 12 months: a) an executive officer of Grupo Santander Brasil; b) an employee of Grupo Santander Brasil; c) a technician in charge, executive officer, manger, supervisor or any other member, holding a managing job in the team involved with the auditing works of companies that are part of Grupo Santander Brasil; and d) a member of the board of auditors, if instated; 2 – spouse or blood-relative –  either by direct descendent or not – and by marriage, up to second degree of the people to whom the sub-items of above item 1 refer; and 3– anyone who receives any other kind of remuneration from the institutions and companies of Grupo Santander Brasil that is not part of the remuneration in connection with his/her job as a member of the audit committee.

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Pursuant to the Brazilian legislation, the election of the members of the audit committee shall be ratified by the Central Bank.

Our audit committee has the following duties, in addition to some others that are ascribed thereby by law or regulatory principles:

I – to establish, in rules of procedure, the operational rules for its working;

II – to recommend to the Board of Directors, to retain or to replace accounting firms;

III – to previously review, prior to their publication, the semi-annual financial statements, including explanatory notes, administration’s reports and the accounting firm’s opinion;

IV –  to evaluate the effectiveness of the audits by the accounting firm and the intern ones, both concerning the checking of compliance with legal and regulatory provisions applicable to Santander Brasil, in addition to regulatory and  procedure codes;

V – to evaluate compliance, by the Santander Brasil’s administration, with the recommendations made by the accounting firms or intern auditing;

VI – to establish and release procedures for receiving and dealing with information on noncompliance with legal and regulatory provisions applicable to Santander Brasil, in addition to regulatory and procedure codes, including the ones that provide for specific procedures to protect the individual giving the information and confidentiality thereof;

VII – to recommend to the Executive Committee to correct and improve policies, practices and procedures identified within the scope of its duties;

VIII – to meet, at least on a quarterly basis, with the Executive Committee, with the auditors of the accounting firm and the intern ones, to check compliance with their recommendations or questions, including those concerned with the planning of their respective auditing work; and such meetings must be formalized in minutes with their contents drawn up;

IX – to meet with the board of auditors, if it is operating, and with the Board of Directors, whenever requested thereby, to discuss about policies, practices and procedures identified within their respective scope of authority;

X – to prepare, at the end of each half year – on June 30 and December 31, each year, the audit committee report, in compliance with the applicable legal and regulatory principles.

The current members of the audit committee, elected on March 22, 2010, in a Meeting of the Board of Directors, whose names were duly approved by the Central Bank are: Maria Elena Cardoso Figueira, who works as coordinator; Paulo Roberto Simões da Cunha, who is the finance expert of the audit committee; Sérgio Darcy da Silva Alves and Celso Clemente Giacometti. The term of office of the members of the audit committee will expire on March 22, 2011.

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Find below the biographies of the members of our audit committee:

Celso Clemente Giacometti. See the biographies of the members of the Board of Directors.

Maria Elena Cardoso Figueira. Ms. Cardoso is Brazilian, born on November 29, 1965, graduated at Economics at the Pontifícia Universidade Católica do Rio de Janeiro (PUC/RJ). She worked as fiscal manager at the Arthur Andersen Consultoria Fiscal Financeira S/C Ltda. from 1991 to 1999. From 2001 to 2002, she worked for the Banco Bilbao Vizcaya Argentina Brasil S.A. as Executive Officer of Accounting and Financial Control. From 2003 to 2004, she was the Fiscal Executive Officer for financial institutions and also worked in the segment of international taxation of the KPMG Corporate Finance Ltda.

Sérgio Darcy da Silva Alves. Mr. Alves is Brazilian, born on May 5, 1945, graduated at Economics at the Faculdade de Economia e Administração of the Federal University of Rio de Janeiro. He is an employee of the Central Bank, approved upon an examination for civil servants. He was invested in office in 1967, where he held several positions including, but not limited to: Executive Officer in Charge of Issues Regarding Rules and Organization of the Financial System from 1997 to 2006; Head of the Department of Financial System Rules from 1991 to 1997, Alternate Head of the Department of Financial System Rules, being in charge of organizing the Unit, jointly with former Chairman Gustavo Loyola, who at the time was Head of the Department, from 1985 to 1991; Coordinator of the Department of Capital Markets, in the Division of Authorizations for Financial Institutions until 1985.

Paulo Roberto Simões da Cunha. Mr. Cunha is Brazilian, born on May 27, 1950, graduated in Accounting and Administration at the Faculdade de Ciências Econômicas of the University of São Paulo (USP), specialized in Finances at the Getúlio Vargas Foundation (FGV) and in Auditing at the University of São Paulo/Central Bank. He was a member of the Audit Committee of the Bradesco Conglomerate. He was also chairman of the Audit Committee of DEDIC (Portugal Telecom) and Adviser for the Banco Pactual UBS. He developed his career at the Central Bank, adding experience in Inspection of Bank Services, where he was in charge of inspecting the institutions authorized to operate by the Central Bank.

Ombudsman’s Office

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The Company shall have an ombudsman’s office, consisting of one ombudsman, who will be appointed by the Board of Directors from the persons who meet the minimum qualifications and requirements to assure its good operations, who should be acquainted with topics related to ethics, consumer rights and defense and the mediation of conflicts, with a term of office of 3 years, reelection being permitted.

The duties of Santander Brasil’s ombudsman’s office are to:

I – receive, record, process, analyze and provide formal and adequate treatment to the complaints of customers and users of products and services of the companies that compose the Santander Brasil Group, which are not resolved by the customary care provided by its branches and any other points of service;

II – provide the necessary clarifications and let the complainants know about the processing of their demands and the measures taken;

III – inform the complainants about the estimated turnaround for the final answer, which cannot exceed thirty days;

IV – forward a conclusive response to the demand of the complainants by the deadline set out in item III above;

V – propose to the Board of Directors, or in its absence, to the executive offices of the cocmpanies that compose the Santander Brasil Group, corrective measures or improvements to the procedures and routines, as a consequence of the analysis of the complaints received; and

VI – prepare and forward to the internal audit, to the audit committee and to the Board of Directors, or in its absence, to the executive offices of the companies that compose the Santander Brasil Group, at the end of each six-month period, a quantitative and qualitative report on the works of the ombudsman’s office, containing the propositions mentioned in item V above.

Executive Committee

The Executive Officers are in charge of administering and representing the Santander Brasil before third parties. Since April 27, 2010 and, as set forth in our by-laws, the Executive Committee has been composed of at least 2 and no more than 75 members, who were elected and can be removed from office at any time by the Board of Directors, elected for 2-year unified terms of office, with reelection being permitted; and among such members, one shall necessarily be appointed Chief Executive Officer (CEO), and the others may be appointed Senior Vice Executive Officers, Vice Executive Officers, Executive Officer for Relations with Investors, Executive Officers and Officers without specific designation. Some of Santander Brasil’s executive officers are also members of the Executive CommitteeCommittee and of the board of directors of other companies of the Grupo Santander Brasil.

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The Executive Committee meets as often as determined by the CEO or by any executive officer appointed thereby.

The current members of the Executive Committee were elected for a new term of office at the Board of Directors meeting held on April 28, 2010, and their ratification by the Central Bank is still pending. On the same date, 15 new members were also elected as our executive officers. The term of office of the members of the Executive Committee shall end at the first Board of Directors meeting to be held after the general meeting that will take place in the first 4 months in 2011.

In view of our adhesion to the Level 2 Regulations, the Executive Committee’s members must execute an adhesion instrument to such regulations before being invested in their offices – their election is dependent on the Central Bank’s approval in the same way as the elections of the members of the Board of Directors and of the Audit Committee are.

In provisional impairments, licenses or absences, the CEO and all the other executive officers shall be replaced by a member of the Executive Committee appointed by the CEO. In the event the CEO’s office is vacant because of death, resignation or removal from office, the members of the Board of Directors may appoint, among the remaining members, his/her alternate.

Under article 22 of our by-laws, the Executive Committee has the following tasks and duties:

I – to comply with and have complied with the by-laws of the Santander Brasil and with the resolutions of the General Meetings and of the Board of Directors;

II – to appoint representatives and agents, in Brazil and abroad;

III – to carry out, within the general guidelines established by the Board of Directors, the businesses and transactions defined in the by-laws of Santander Brasil, setting forth its program with the autonomy that is in line with the Company interests;

IV – to propose the distribution and investment of the ascertained profits, pursuant to the provisions under the by-laws;

V – to authorize acquisition or disposal of investments in corporate interests with third parties, encompassed from 3% to 5% of the net equity that is in the last balance sheet approved by the ordinary general meeting;

VI – to authorize disposal of assets and suitability of the permanent assets, in order to give in rem guarantees and to post bonds to third-party obligations, whenever they encompass from 3% to 5% of the net equity that is in the last balance sheet approved by the ordinary general meeting;

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VII – to resolve about the installation, transfer and closing of branches, agencies, main branches, offices or sales offices, in Brazil or abroad;

VIII – to submit the financial statements to the Board of Directors;

IX – to define the duties and responsibilities of its members, in accordance with the regulations of the regulatory and inspection  bodies of the activities of the Company; and

X – to establish specific criteria to resolve matters in connection with the Executive Committee’s duties, when set forth by the CEO, pursuant to Article 26, IV, of the Santander Brasil’s  by-laws.

It is privately incumbent on the CEO or on his/her alternate:

I – to be chairman and guide all the Company’s businesses and activities;

II – to comply with and to have complied with the by-laws, the resolutions made by the General Meeting and the guidelines of the Board of Directors and to be the chairman of the Executive Committee’s meetings, except for the events of the by-laws, when the meetings of the Executive Committee may be chaired by any one of its members;

III – to inspect how the Executive Committee is managing the Company by requesting information about the Company’s businesses;

IV – to define the duties of the members of the Executive Committee; and

V – to have the casting vote, in the event of tie vote in the Executive Committee’s resolutions.

Pursuant to the Santander Brasil’s by-laws, it is incumbent on the:

I.             Senior Vice Executive Officers: to cooperate with the CEO in the performance of his/her activities;

II.           Vice-Chief Executive Officers: to perform duties that shall be ascribed to them by the CEO or by the Board of Directors;

III.         Executive Officer for Relations with Investors: (i) to coordinate, administer, direct and inspect the work of relations with investors, as well as to represent the Santander Brasil before  shareholders, investors, market analysts, the CVM, the Stock Exchanges, and before any other institutions connected with the activities developed on capital markets, in Brazil and abroad; and (ii) to perform other duties that shall be, from time to time, determined by the Board of Directors;

IV.          Executive Officers: to conduct the activities of the departments and segments of Santander Brasil that are under their responsibility and to assist the other members of the Executive Committee; and

V.           Executive Officers without specific designation: to coordinate the segments that are ascribed thereto by the Executive Committee.

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Among the members of the Executive Committee, the CEO, the Senior Vice Executive Officers and the Vice Executive Officers are part of the executive committee (EXCO) of Santander Brasil which does not have a statutory nature. The EXCO takes part in the decisions in connection with the policies that are applied to the administration of businesses and operational support, including human resources and capital allocation. It also makes decisions concerning the main technological, infrastructure and services projects.

With the purpose of ensuring that the decision making is in compliance with the guidelines of the Santander Brasil, on a systemic and transparent basis, the EXCO is supported by 15 committees, which involve different segments of the Santander Brasil, as shown bellow.

Support Committees

Santander Brasil has the support of the following non-statutory committees listed below:

Social Action Committee – It defines the strategy of the activities of the Service Committee carried out by Santander Brasil, ensuring adjustment with the sustainability practices of the organization, aggregating value to the different people that are somehow connected to Santander Brasil and expressing a significant differential to the Brazilian company.

Asset and Liability Committee (ALCO) – It controls the capital management and structural risks of the balance sheet, including country risk, liquidity risk, risks in connection with interest rates and exchange rate risks.

Compliance Committee – It deliberates about actions and matters in connection with the duties and risks of legal or regulatory penalties, material financial loss or loss of the good standing that Santander Brasil may suffer brought about noncompliance with laws, regulations, rules, patterns imposed by self-regulatory agencies and codes of conduct applicable to its activities.

Advisory Council for Practices and Sustainability – It is formed by a group of leaders in its segment of activity and has the purpose of helping to define the strategic direction of the initiative of the Space for Practices in Sustainability, according to the view of the Santander Brasil’s stakeholders.

Directive Sustainability Committee – It approves the sustainability guidelines and symbolic initiatives, such as definition of the strategic standing on sustainability taken by Santander Brasil. The committee is further in charge of aligning the initiatives with the strategy defined by Santander Brasil, as well as of its follow-up and monitoring.

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Diversity Appreciation Committee – It contributes to foster the Program on Diversity Appreciation of Santander Brasil.

Efficiency Committee – It searches to continuously improve the model for approving expenses and investments, in order to optimize the funds by investing them in projects that produce higher yields and/or that are more strategic for Santander Brasil.

Strategic Committee for Technology – It evaluates the technological conditions of Santander Brasil, supporting the making of strategic decisions that cause great impact on the organization. It is in charge of implementing and complying with technological policies, models and guidelines.

Wholesale Executive Committee – It recommends business strategies, the budget and the performance plans, contributing to make suitable and controlled the operational performance and the risks inherent to the segment of the Santander Global Banking & Markets (SGB&M) as well as contributing to make them conform to the highest standards of excellence in corporate governance.

Retail Executive Committee – It indicates the business strategies, budget and planning for performance. Its activities are further focused on having the operational performance and the risks inherent to the retail segment to be duly appropriate and controlled.

Fiduciary Businesses Committee – It is the forum for appraisal of all the themes in connection with the activities of managing funds of third parties (Asset Management) that imply institutional or image risk. It is also incumbent on this committee, by means of its veto power, to attest to credit limits, counterparts and brokerage firms approved by the committees of fixed-income, variable-income, credit and brokerage firms.

Products Committee – It acts to ensure that the products and services are managed according to the highest standards of excellence, making sure that they are suitable to the clients to whom they will be offered (suitability), and that they conform to the tax, labor, civil, accounting, and regulatory rules, as well as it aims to ensure that they conform to the Compliance policies and that the risks arising out of its operations are duly controlled.

Human Resources Committee – It defines human resources policies and strategies for the Santander Brasil’s companies. It further approves and suggests general follow-up for the career development process, making it easier to identify the professionals with great potential in the Company.

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Committee for Country Risks – In charge of approving the risks of clients – individuals, legal entities, indicative letters, pre-classification and limits/products for the treasury risks and for the ALCO, which are in excess of the operational committees.

Operational Risks Committee – It has the purpose of making the management system stronger and of controlling the operational risks and the organization of the corporate governance structure of Santander Brasil. It defines, approves and decides on matters concerning policies and guidelines of operational risks and intern control.

12.2. Describe the rules, policies and practices related to the general meetings, enumerating:

a. time to release the call notice

b. scope of authority

c. addresses (physical or electronic) where the documents concerning the general meeting will be at the disposal of the shareholders for analysis

d. identification and management of  conflicts of interests

e. request for powers of attorney by the administration to exercise the right to vote

f. formalities necessary to accept powers of attorney granted by shareholders, pointing out whether the issuer admits powers of attorney granted by shareholders via electronic means

g. maintenance of forums and pages on the internet with the purpose of receiving and sharing shareholders’ comments on the agendas of the meetings

h. live transmission of the video and/or audio of the meetings

i. mechanisms with the purpose of allowing the inclusion, in the agenda, of proposals made by shareholders

General Meetings

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At the General Meetings called and convened on an ordinary basis, the shareholders may resolve about all the businesses in connection with our corporate purpose and make all the decisions that they deem convenient to our interests, according to the meeting agenda released in the respective call notices.

It is exclusively incumbent on the shareholders to approve, at the Ordinary General Meeting, the financial statements, and resolve on allocation of the net profit, distribution of dividends referring to the immediately previous fiscal year and to establish the global remuneration of the members of the Board of Directors, of the executive officers and of the board of auditors, if instated. The members of our Board of Directors and board of auditors are, as a rule, elected at Ordinary General Meetings, even though pursuant to the Corporate Law they may be elected at Extraordinary General Meetings.

The Extraordinary General Meeting may be held at any time, and may be together with the Ordinary General Meeting. At the Extraordinary General Meetings, it is exclusively incumbent on the shareholders to approve, including, but not limited to, the following matters: (i) amendment to the by-laws; (ii) election and removal from office of the members of the Board of Directors; (iii) approval of accounts and financial statements; (iv) cancellation of register of the shares of Level 2 segment of the BM&FBOVESPA; (v) transformation of Santander Brasil into a limited company or into any other organization provided by law; (vi) approval of the merger, take-over or spin-off of Santander Brasil; and (vii) approval of the winding-up and liquidation of Santander Brasil and approval of reports prepared by the liquidators, as the case may be.

In 2009, the Santander Brasil’s shareholders held 8 General Meetings. The main resolutions made thereby are pointed out below:

Extraordinary General Meeting on April 14, 2009

- amendment to the corporate name of Banco Santander (Brasil) S.A.

Ordinary general meeting on April 30, 2009

- approval of the financial statements of the fiscal year of 2008, allocation of the net profit of the fiscal year and establishment of the annual global remuneration of the administrators.

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Extraordinary General Meeting on April 30, 2009

- taking over of Banco Real.

Extraordinary General Meeting on August 14, 2009

- cancelling of treasury shares.

- taking over of shares of the companies: Santander Seguros, Santander Brasil Asset and BCIS, when such companies were converted into wholly-owned subsidiaries of Santander Brasil.

Extraordinary General Meeting on August 31,  2009

- amendment to and consolidation of the by-laws, with the purpose of making it conform to the provisions under Level 2 Regulations of the BM&FBOVESPA.

Extraordinary General Meeting on August 31,  2009

- total split-off of the Santander Investimentos em Participações S.A., with transfer of part of its assets to Santander Brasil and to Santander Advisory Services S.A., with the resulting extinguishment of Santander Investimentos em Participações S.A.

- taking over of the BCIS and of the ABN AMRO Administradora de Cartões de Crédito Ltda. by Santander Brasil, and consequent extinguishment of these companies.

Extraordinary General Meeting on September 2, 2009

- approval of the new composition of the Board of Directors of Santander Brasil.

Quorum of the Shareholders’ General Meeting

As a general rule, the Corporate Law establishes that a General Meeting shall be convened, according to its first call notice, with the presence of shareholders representing at least ¼ of the voting corporate capital, and if such quorum fails to be met, with any number of voting shares representing the voting corporate capital.

 The Corporate Law establishes that the Extraordinary General Meeting whose subject matter is  to amend the by-laws, shall convene according to the first call notice with the presence of shareholders that represent at least 2/3 of the voting corporate capital, and with any percentage, upon the second call notice.

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A smaller quorum than the one established by the Corporate Law may be authorized by the CVM for public-held companies with shares widely held that owns less than half of the holders of its voting shares and that attend the last three meetings of the shareholders.

The resolutions of the General Meeting, except for the events provided for by law, shall be made by supermajority quorum, and blank votes shall not be computed.

However, it is necessary the affirmative vote of the shareholders representing at least 50% of the Common Shares, to decide on: (1) issuing preferred shares or increasing an existing class of preferred shares without keeping the proportion with the other existing classes of preferred shares, except if already provided for or authorized by the by-laws, (2) change in the preference, advantages and conditions for retrieval or redemption of one or more class of preferred shares or issue of a new more favored class of preferred shares, (3) reduction of the compulsory dividend for distribution to our shareholders; (4) approval of our merger or merger into some other company, (5) approval of our interest in a group of companies, (6) amendment to our corporate purpose, (7) lifting of the liquidation; (8) approval of the spin-off of one part of our assets or liabilities; and (9) approval of our winding-up.

According to our by-laws each Common Share shall be entitled to one vote at General Meetings.

Preferred Shares do not grant right to vote to their holders, except in regard to the matters listed below:

- the Company’s transformation, taking over, merger or spin-off;

approval of agreements between the Company and the Controlling Shareholder, directly or by means of some third party, as well as of other companies in which the  Controlling Shareholder is interested, whenever because of legal or statutory provisions these agreements are resolved in a general meeting;

 - appraisal of assets allocated to pay up for increase in the Company’s capital;

choice of expert institution or company to establish the economic worth of the Company, according to article 44 of our by-laws; and

- amendment to or repeal of statutory provisions that change or modify any requests provided for in item 4.1 of the Level 2 Regulations, except that such voting right shall prevail while the Agreement for Adoption of Differentiated Corporate Governance Practices Level 2 signed by Santander Brasil is still in force.

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Call notice of our Shareholders’ General Meetings

The Corporate Law demands that all our General Meetings be convened upon at least 3 releases of the call notice in the State of São Paulo Official Gazette and in a widely circulated newspaper in São Paulo. Our releases are currently published in the State of São Paulo Official Gazette, which is the official publication of the State of São Paulo Government, and also in the newspaper Valor Econômico; and the first call notice has to be released at least 15 days before the Meeting is held, and the second call notice has to be released 8 days in advance. The CVM may, however, in certain circumstances, request that the first call notice for our General Meetings be released 30 days before the date scheduled for the respective general meeting to he held. The CVM may further stay, upon any shareholder request, for no longer than 15 days, the progress of the call notice period of time for the Extraordinary General Meeting, in order to take cognizance of and exam the proposals to be submitted to the Meeting.

The call notice for the general meeting shall expressly contain the agenda thereof (and the use of the words “general matters” is prohibited). The document shall be available for the public on the CVM website up to the date the first call is published in the newspapers.

Place of our Shareholders’ General Meetings

The General Meetings are held on our principal place of business, at Avenida Presidente Juscelino Kubitschek, 2041 and 2235, Block A, Vila Olímpia, in the City of São Paulo, State of São Paulo, Brazil. The Corporate Law allows our shareholders to hold Meetings in a different place than our main office in the event of force majeure, provided that the Meetings are held in the City of São Paulo and the call notice has a clear and accurate indication of the place where it will occur.

Authority to Convene General Meetings

Pursuant to The Corporate Law, the Board of Directors may convene Shareholders’ general meetings, in addition to:

•              Any shareholder, if the Board of Directors fails to convene a Shareholders’ general meeting within 60 days after the date when they should have convened it under the applicable laws and our by-laws;

•              Shareholders holding at least 5% of the corporate capital, in the event the Board of Directors fail to convene a Meeting within 8 days after receipt of the request therefor, provided that the request made by such shareholders is duly grounded and that the shareholders make a list of the matters to be addressed at the meeting;

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•              Shareholders holding at least 5% of the Common Shares or shareholders holding at least 5% of the Preferred Shares, should our Board of Directors fail to convene the Meeting within 8 days after receipt of the request to convene such Meeting in order to instate the board of auditors; and

•              The board of auditors, in the event it is instated and in operation, should our Board of Directors be late to convene an Ordinary Shareholders’ general meeting for over a month.  The board of auditors may also convene a Shareholders’ Extraordinary General Meeting at any time if it deems that there are significant or urgent matters to be addressed.

Conditions for being admitted at the Shareholders’ general meeting

The shareholders attending the Shareholders’ Meetings must supply evidence of their shareholder status and the ownership condition of their voting shares, as established in the Corporate Law.

Our shareholders may be represented at the Shareholders’ Meeting by an attorney-in-fact (including public requests for powers of attorney, by means of CVM’s ruling No 481 of December 17, 2009), and the powers of attorney cannot be more than one year old, and such attorney-in-fact must be a shareholder, a company’s manager or a lawyer; and at public-held companies, as is the case of Santander Brasil, the attorney-in-fact may also be a financial institution, considering that it is incumbent on managers of securities portfolio to represent their joint owners.

12.3. Provide tabular information identifying the newspapers and issue dates of the following publications by the registrant in the last three financial years:

a.            notice to shareholders as to availability of the annual financial statements

b.            call notices for the annual shareholders’ meetings that analyzed and judged the relevant annual financial statements

c.            minutes of the annual shareholders’ meetings that analyzed and judged the relevant annual financial statements

d.            financial statements

	Fiscal Year 2007	Fiscal Year 2008	Fiscal Year 2009
Publication dates and newspapers of notice to shareholders informing of availability of financial statements	Publication dismissed as per Paragraph 5 of article 133 of the Corporation Law	Publication dismissed as per Paragraph 5 of article 133 of the Corporation Law	Publication dismissed as per Paragraph 5 of article 133 of the Corporation Law
Publication dates and newspapers of the call to general shareholders meeting that assessed the financial statements.

04/15/2008 – Official Gazette of the State of São Paulo and Gazeta Mercantil

04/16/2008 – Official Gazette of the State of São Paulo and Gazeta Mercantil

04/17/2008 – Official Gazette of the State of São Paulo and Gazeta Mercantil

04/15/2009 – Official Gazette of the State of São Paulo and Gazeta Mercantil

04/16/2009 – Official Gazette of the State of São Paulo and Gazeta Mercantil

04/17/2009 – Official Gazette of the State of São Paulo and Gazeta Mercantil

March 26, 27 and 28, 2010 – Valor Econômico

03/26/2010 – Official Gazette of the State of São Paulo

03/27/2010 – Official Gazette of the State of São Paulo

03/29/2010 – Valor Econômico

03/30/2010 – Official Gazette of the State of São Paulo and Valor Econômico

Publication dates and newspapers of the minutes of the general shareholders meeting that assessed the financial statements.	08/05/2008 – Official Gazette of the State of São Paulo and Gazeta Mercantil	09/05/2009 – Official Gazette of the State of São Paulo and Valor Econômico	Waiting for homologation of the corporate act by the Central Bank
Publication dates and newspapers of financial statements	07/27/2007 – Official Gazette of the State of São Paulo and Gazeta Mercantil. 02/08/2008 – Official Gazette of the State of São Paulo and Gazeta Mercantil	07/30/2008 – Official Gazette of the State of São Paulo and Gazeta Mercantil 02/06/2009 – Official Gazette of the State of São Paulo and Gazeta Mercantil	07/30/2009 – Official Gazette of the State of São Paulo and Valor Econômico 02/05/2010 – Official Gazette of the State of São Paulo and Valor Econômico

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12.4. Describe the rules, policies and practices related to the board of directors, indicating:

a.frequency of meetings

b. if any, the provisions of the shareholders agreements that establishes the restriction or binding to exercise of vote right by the board members

c. rules of identification and management of interest conflicts

Under the terms of bylaw of the Board of Directors, the main rules, policies, and practices related to the Board are the following:

Conduct Guidelines

The advisors shall observe the conduct guidelines below:

The Board of Directors aims to promote the long term prosperity of business, through an active attitude always considering the company’s and shareholders´ interests.

 To allow the proper election and substitution of members of the Executive Committee, the directors shall be subject to an assessment of continuous performance, in terms of periodicity defined by the Board of Directors.

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 The Board members shall be familiarized with the Company activities, taking advantage of all resources available for a good foundation of their decisions.

The members of the Board of Directors may request the corporative documents or attend to meetings of the Executive Committee in order to assess and get familiarized with the subject details; and

The members of Board of Directors shall do theirs utmost to respect, maintain and defund the principles of Grupo Santander Brasil to the staff, specially, for the new members.

During the exercise of their mandates, the Directors shall: (i) serve loyally the Company and other companies of Grupo Santander Brasil and keep in secret all business; (ii) keep in secret those information that were not disclosed to the market yet, obtained while performing their positions; (iii) and ensure that their subordinate or trusty employees keep in secret all information that were not disclosed to the market yet; and (iv) keep updated and cause that the provisions of the ethical code of the Company be adhered.

The Directors are prohibited from performing the following: (i) practice acts of liberality at the expenses of the Company or other companies of the GRPO Santander Brasil; (ii) borrow loans from Company resources or any of its subsidiaries and use, for its own advantage, those goods belonging to it; (iii) receive any kind of gift by exercising its positions; (iv) use for its own benefit or other, with or without loss for the Company the commercial opportunities that are known pursuant the exercise of their position (v) refuse to protect the Company rights (vi) acquire to resale and get profit any good or right that is necessary for the company or that the same tends to acquire; (vii) to use a privileged information in its own benefit or for other upon the purchase or sale of securities; (viii) intervene in operations of conflicting interests with the Company interests or the interests of any company of GRUPO Santander Brasil, in this case the causes of its prohibition shall be consigned in a draft; (ix) participate directly or indirectly of issue security transactions of the Company or related to it: (a) before the disclosure in the market of the act or fact really occurred during the Company business; (b) within 15 days before the disclosure of ITR and DFP of the Company; (c) if there is the intention of performing merger, entire or partial spin-off, amalgamation, transformation or capital reorganization; (d) during the process of acquisition or alienation of issued shares of the Company, exclusively in the dates when the Company is negotiating; (x) deliberate about the acquisition or alienation of its own issued shares by the Company, if any; (a) any arrangement or agreement with the purpose of assigns the shareholding control; (b) intention of performing the merger, entire or partial spin-off , amalgamation transformation or capital reorganization that includes relevant investment in association.

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The members of the Board of Directors must not participate in deliberations related to subjects in which their interests are conflicting with the Company interests. Each member is responsible by informing the Board of Directors about the interest conflicts right after the inclusion of the subject in the day order or proposed by the Chairman of the Board of Directors and, at any way, before the beginning of any discussion about each subject.

During the first meeting after the acceptance of the position, the Director shall inform the members of the Board of Directors about: (a) the main activities developed externally by the Company; (b) participation in counsel in other companies; and (c) a commercial relation with companies of Grupo Santander Brasil, especially if they render services to these companies. This information must be provided annually and if there is an event that requires an authorization for this kind of information.

If the member of Board of Director or company held or managed by it starts a negotiation with companies of Grupo Santander Brasil the following rules shall be applied: (a) the negotiation shall be made under the market conditions; (b) if the negotiation is not a classified as a usual operation of service rendering, a renamed company shall issue appraisals and assessments that proves that the operation was performed under the market condition; and (c) the operations shall be conduct by renamed and competent channels at the facility of Grupo Santander Brasil.

Meetings

The Board of Directors shall meet 4 times per year and exceptionally, if the Chairman of the Board decides to call a meeting.

The meeting of the Board of Directors is disclosed in an annual calendar, available for the shareholders at the website of Santander Brasil, CVM and BM&FBOVESPA. Over 2009, were performed 40 meetings of the Board of Directors.

The call for meetings shall be performed upon a written notice delivered for every member of the Board of Directors at least 5 business days before, unless most of the members in exercise establishes a shorter term, but not shorter than 48 hours, being unnecessary a call for a meeting in which all members attend it.

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The meeting shall hold at the Company headquarter, or if all members choose another place. The members of the Board of Directors may, further, meet through a teleconference, videoconference or any other similar communication mean that can be performed in real time and considered as sole act.

The meetings of the Board of Directors shall be performed at least with the presence of 50% of its members elected. If 50% of the members do not attend the meeting, the Chairman will call a new meeting of the Board of Directors in which it could be held with 2 days of antecedence with any number of members. The matter that is not part of the day order at the original meeting of the Board of Directors may not be appreciated in the second call. Except if all members attend the meeting and these expressly agree with a new day order.

The deliberations of the of the Board of Directors shall be limited to matters set forth in the communication issued to the members of the Board of Directors in which, have to be specified the place, date and hour of meeting, as well as summarily, the day order.

The Chairman of the Board of Directors shall send, if possible, along with the day order, the support documents to be deliberated, so that each Advisor may interact properly with the matters and be able of discussing them.

The meetings shall be assisted by a secretary appointed by the chairman and all deliberations must be in the drafts registered in a specific book. Besides assisting the meetings of the Board of Directors and issue the relevant certificates, the secretary have to care about the formal and material legitimacy during the performance of the activities of the Board of Directors and their committees, preserve the good practices of management governance an serve as link between the Board of Directors and several committees with the object of work in an efficient and coordinate manner between them.

The deliberations of the Board of Directors shall be decided by the higher number of votes between the present members.

During the meetings of the Board of Directors, the Chairman may call the Directors or any other collaborators to clarify subjects related to the areas under their responsibility, as well as request technical and administrative support of the executive structure of the Company, as well as external professionals that may offer technical contributions or advise the deliberations of the body.

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The deliberations of the Board of Directors shall be registered in drafts registered in a specific book and observed the legal prescriptions.

They shall be filed in trade register office and published the drafts and meetings of Board of Directors that contain a deliberation directed to affect third parties.

Annual Assessment

According to the Bylaw of the Board of Director, the Chairman and the committees created by the Board of Director, they shall be assessed every year. The members of the Board of Directors must also perform a self-assessment according to the criteria defined by the Board of Directors.

According to the item 8 from the bylaw of the Board of Director the constitution of the Board of Directors must be assessed annually to ensure the complementation of the competences and their members.

It is available for the shareholders in the websites www.santander.com.br/ri and www.santander.com.br/acionistas section “governança corporativa” [corporative governance]. – Conselho de Adminsitração” [board of directors] the bylaw of the Board of Directors approved in a meeting held in December 23 2009.

Remuneration

The Extraordinary Meeting shall establish the annual global remuneration for distributions between the managers.

Technical and administrative support

The Board of Directors must have the technical and administrative support of the executive structure of the Company.

The Board of Director can engage, at expenses of the Company, assessors or external professionals always it consider necessary for the exercise of its positions.

Furthermore, the Board of Directors, aiming the best performance of theirs position, man create and elect committees or work groups with defined objectives that must act as assistant bodies without deliberative power always aiming to assists the Board, being constituted by people designated by it among the administration members and/or another people associated directly or indirectly to the Company.

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12.5 If any, describe the commitment clause established in the statute for the resolution of conflicts among the shareholders and among these and the issuer through arbitrage.

According to our statute the Company, our shareholder, advisors, directors and members of our fiscal and counsel we are committed in submitting to arbitrage any and all dispute and disagreement that may emerge from us that are related or arisen from the application, validity efficacy, understanding, violations and violation effects to clauses of Joint Stock Company Act of our bylaw rules and regulations of CVM, as well as other rules and regulations applicable to the Brazilian capital market, in addition to the regulations of lists or admittance in Level 2 of BM&FBOVESPA or adhesion to this segment and Arbitrage Regulation of the Market Arbitrage Chamber.

12.6 Concerning each manager and member of the fiscal committee of the issuer, indicate, in a table:

a.name

b. age

c. occupation

d. CPF or passport number

e. Elected position performed

f. Election date

g. Date of acceptance

h. Term of office

i. Other positions or attributions exercised in the issuer

j. Indication if it was elected by the holder or not

a) Name	b) age	c) occupation	d) CPF/passport	e) position	f) Election date	g) Acceptance date	h) Mandate Term	i) Other positions exercised	j) Elected by the holder
Manoel Angel Portela Alvarez	65	Businessman	809.357.890-34	Chairman of the Board of Directors	09/02/2009	11/26/2009	AUG/20011	No	Yes
Fabio Colletti Barbosa	55	Business administrator	777.733.258-20	Vice-President of the Board of Director	09/02/2009	11/26/2009	AUG/20011	CEO	Yes
JoséAntonio Alvarez Alvarez	50	Businessman	233.771.448-97	Advisor	09/02/2009	11/26/2009	AUG/20011	No	Yes
José Manuel Tejón Borrajo	56	Economist	233.771.448-30	Advisor	09/02/2009	11/26/2009	AUG/20011	No	Yes
Joséde Menezes Berenguer Neto	43	Bank clerk	079.269.848-76	Advisor	02/03/2010	04/13/3010	AUG/20011	Senior Vice President - Pending Central Bank approval	Yes
José de Paiva Ferrira	51	Manager	007.805.468-06	Advisor	02/03/2010	04/13/3010	AUG/20011	Senior Vice President - Pending Central Bank Approval	Yes
José Roberto mendona de Barros	66	Economist	005.761.406-30	Independent Advisor	09/02/2009	11/26/2009	AUG/20011	No	Yes
Viviane Senna Lalli	52	Businesswoman	077.538.178-09	Independent Advisor	09/02/2009	11/26/2009	AUG/20011	No	Yes
Celso Clemente Giancometti	66	Business Administrator	029.303.406-78	Independent Advisor	02/03/2010	04/13/3010	AUG/20011	Member of the Audit committee elected in 03/22/2010	Yes
Angel Oscar Agallano	53	Businessman	059.234.237-90	Director Vice-Chief Executive officer	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
Carlos Alberto López Galán	47	Economist	212.825.888-00	Director Vice-Chief Executive officer	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	Relations Director with investors	Yes
Fernando Bylmgton Egydio Martins	53	Business Administrator	007.302.838-01	Director Vice-Chief Executive officer	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
Gustavo José Costa Roxo de Fonseca	43	Engineering	149.225.568-85	Director Vice-Chief Executive officer	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
Ignácio Dominguez- Adame Bozzano	41	Bank Clerk	234.100.598-57	Director Vice-Chief Executive officer	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
João Roberto Gonçalves Teixeira	44	Economist	806.452.757-00	Director Vice-Chief Executive officer	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
Lilian Maria Farezim Guimarães	49	Business Administrator	063.940.958-00	Director Vice-Chief Executive officer	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
Oscar Rodriguez Herrero	39	Manager	060.185.177-36	Director Vice-Chief Executive officer	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
Pedro Paulo Longuini	52	Engineering	025.996.508-75	Director Vice-Chief Executive officer	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
Arnaldo Penteado Laudisio	46	Lawyer	089.070.238-16	Executive Director	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
Javier Fonseca Vlader	38	Business Administrator	058.006.517-01	Executive Director	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
José Roberto Machado Filho	41	Engineering	116.001.028-59	Executive Director	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
Luciano Ribeiro	46	Economist	074.400.888-32	Executive Director	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
Luis Félix Cardamone Neto	46	Business Administrator	042.649.938-73	Executive Director	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
Marco Antônio Martins de Araújo Filho	44	Lawyer	256.159.751-49	Executive Director	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
Marcos Matioli de Souza Vieira	49	Business Administrator	735.597.687-72	Executive Director	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
Maria Luiza de Oliveira Pinto e Paiva	46	Bank Clerk	129.079.488-06	Executive Director	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
Pedro Carlos Aráujo Coutinho	44	Manager	517.786.886-91	Executive Director	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
Wagner Augusto Ferrari	51	Business Manager	055.132.128-89	Executive Director	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
Alexandre Schwartsman	47	Economist	086.371.246-79	Director without a specific designation	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
Amâncio Acúrcio Gouveia	47	Accountant	735.075.127-34	Director without a specific designation	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
André Fernandes Berenguer	42	Manager	127.759.138-57	Director without a specific designation	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
Antonio Fernandes Laurelli Ribeiro	52	Business Administrator	011.190.218-55	Director without a specific designation	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
Antonio Pardo de Santayana Montes	38	Economist	233.431.938-44	Director without a specific designation	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
Carlos Leibowicz	39	Economist	225.472.338-35	Director without a specific designation	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
Cassius Schymura	45	Engineering	813.530.307-68	Director without a specific designation	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
Claudio Almeida Prado	46	Engineering	125.808.358-22	Director without a specific designation	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
Ede Lison Viani	43	Manager	064.923.468-58	Director without a specific designation	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
Eduardo Müller Borges	42	Manager	112.673.738-06	Director without a specific designation	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
Flávio Tavares Valadão	47	Engineering	710.852.627-15	Director without a specific designation	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
Gilberto Duarte de Abreu Filho	36	Engineering	252.311.448-86	Director without a specific designation	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
Gustavo Summers Albuquerque	42	Bank Clerk	957.136.207-78	Director without a specific designation	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
Janil Habibe Hannouche	49	Pedagogue	020.039.308-17	Director without a specific designation	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
João Guilherme de Andrade So Consiglio	41	Economist	119.038.148-63	Director without a specific designation	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
Juan Colas de Casso	48	Bank Clerk	233.899.898-70	Director without a specific designation	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
Luis Aberto Citon	47 Bank Clerk	Bank Clerk	058.056.977-26	Director without a specific designation	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
Luiz Carlos da Silva Canttidio Junior	51	Business Administrator	150.915.381-00	Director without a specific designation	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
\Luiz Felipe Taunay Ferreira	43	Business Administrator	146.124.656-50	Director without a specific designation	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
Luiz Fontoura de Oliveira Reis Filho	41	Economist	539.313.861-04	Director without a specific designation	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
Marcelo Malanga	40	Bank Clerk	126.359.808-02	Director without a specific designation	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
Marcelo Zerbinatti	36	Bank Clerk	136.738.756-25	Director without a specific designation	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
Marcio Aurélio de Nóbrega	41	Manager	085.947.538-70	Director without a specific designation	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
Marcio André Ferreira da Silva	45	Bank Clerk	064.557.458-08	Director without a specific designation	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
Marcos Adriano Ferreira Zoni	45	Manager	819.920.097-91	Director without a specific designation	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
Maria Eugênia Andrade Lopez Santos	44	Economist	386.776.525-15	Director without a specific designation	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
Mauro Siequeroli	53	Business Admnistrator	011.565.128-30	Director without a specific designation	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
Miguel Angel Albero Ocerin	50	Bank Clerk	233.348.458-69	Director without a specific designation	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
Nilo Sérgio Silveira Carvalho	49	Manager	025.442.898-30	Director without a specific designation	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
Ramón Camino Puig Carbo	48	Bank Clerk	058.587.927-31	Director without a specific designation	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
Ramón Sanchez Diaz	41	Economist	059.396.487-03	Director without a specific designation	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
Reginaldo Antonio Ribeiro	40	Economist	091.440.778-31	Director without a specific designation	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
Roberto Correa Barbuti	41	Business Administrator	076.238.618-59	Director without a specific designation	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
Roberto de Oliveira Campos Neto	41	Bank Clerk	078.602.017-20	Director without a specific designation	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
Ronaldo Yassuyuki	33	Bank Clerk	267.678.438-22	Director without a specific designation	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
Sérgio Gonçalves	53	Economist	007.641.538-46	Director without a specific designation	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
Ulisses Gomes Guimarães	40	Bank	013.149.967-03	Director without a specific designation	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes
Wilson Luiz Matar	51	Bank Clerk	042.307.498-99	Director without a specific designation	04/28/2010	Pending homologation of Central Bank	1st RCA after AUG2011	No	Yes

(*) Reelected members of the Executive Committee.

FREE TRANSLATION

12.7 Provide information mentioned in item 12.6 related to the members of the statutory committees, as well as audit, risk financial and remuneration committees even if such committees or structures are not statutory:

a) Name	b) age	c) occupation	d) CPF/passport	e) position	f) Election date	g) Acceptance date	h) Mandate Term	i) Other positions exercised	j) Elected by the holder
Maria Elena Cardoso Figueira	44	Economist	013.908.247.64	Coordinator	03/22/2010	Pending homologation of Central Bank	03/22/2010	No	Yes
Celso Clemente Giacometti	66	Business Administrator	029.303.408-78	Member	03/22/2010	Pending homologation of Central Bank	03/22/2010	Independent Advisor	Yes
Sérgio Darcy da Silva Alves	65	Economist	050.933.667-68	Member	03/22/2010	Pending homologation of Central Bank	03/22/2010	No	Yes
Paulo Roberto Simões de Cunha	59	Accountant	567.047.048-68	Qualified Technical Member	03/22/2010	Pending homologation of Central Bank	03/22/2010	No	Yes

FREE TRANSLATION

12.8.     For each manager and member of the fiscal council, provide:

a. résumé, containing the following information:

i. main professional experiences over the last five years, indicating:

name of the company

position and functions inherent to the position

main activity within the company during which said experiences took place, highlighting the companies or organizations that comprise (i) the issuer’s economic group, or (ii) partners with direct or indirect interest equal to or exceeding 5% of the same class or type of securities of the issuer

ii.            specify all management positions currently occupied or previously occupied in publicly-held companies

a.            résumé:

a.1.         Board of Directors:

FREE TRANSLATION

Marcial Angel Portela Alvarez. Mr. Portela is Spanish and was born on March 23, 1945. He holds a bachelor’s degree in Political Sciences from the University of Madrid, in Spain, and a master’s degree in Sociology from the University of Louvain, Belgium. Mr. Portela is currently the vice-president of Santander Espanha and is responsible for all Latin American operations. He is a member of the Board of Directors of Banco Santander México S.A. and vice-president of Banco Santander Chile S.A. He started at Santander Espanha as the executive vice-president responsible for the technology, operations, human resources and efficiency programs. In 1998, he worked for Comunitel S.A., in Spain; from 1996 to 1997 he served as president of Telefonica International; and from 1992 to 1996 he served as a member of the Board of Directors of Telefonica S.A., Spain. From 1991 to 1996 he served as manager for Corporación Bancaria España S.A. – Argentina, and president of the Board of Directors for Banco Español de Crédito S.A. Banesto. From 1990 to 1991 he worked for Banco Exterior de España, S.A., in Spain.

Fábio Colletti Barbosa. Mr. Barbosa is Brazilian and was born on October 3, 1954. He holds a Bachelor’s degree in Economics Science from the Faculdade de Economia of Fundação Getúlio Vargas, in São Paulo, and an MBA from the Institute for Management and Development, in Lausanne. As the Vice-Chairman of the Board of Directors, he is responsible for Santander’s strategy in Brazil. He has been engaged in the financial market for 23 years. He was CEO of Banco Real from 1996 to 2009, which he joined in 1995, as head of the area of corporate banking and finances and, during the period from 1996 to 1998, was in charge of ABN AMRO’s strategy in Brazil. Currently, he is also CEO of Santander Brasil, and Executive Officer of Companhia Real de Valores - Distribuidora de Títulos e Valores Mobiliários. He is also a member of the Board of Directors of Santander Leasing S.A. – Arrendamento Mercantil, of Real Microcrédito Assessoria Financeira S.A., of Universia Brasil, S.A., and of Petróleo Brasileiro S.A. - Petrobras. He is also president of FEBRABAN and a member of the Social and Economic Development Council for the President of Brazil.

José Antonio Alvarez Alvarez. Mr. Alvarez is Spanish and was born on January 6, 1960. He holds a bachelor’s degree in Business Economics Science from Universidad de Santiago de Compostela in Spain and an MBA from the University of Chicago. He started in Santander Espanha, in 2002, as head of finance management and in November 2004 was appointed Chief Financial Officer. He served as Financial Officer of BBVA (Banco Bilbao Vizcaya Argentaria, S.A.) in Spain from 1999 to 2002, and as financial officer of Corporación Bancaria de España, S.A. (Argentina) from 1995 to 1999. He was the Chief Financial Officer for Banco Hipotecario, S.A. in Spain from 1993 to 1995, and vice-president of Finanpostal Gestión Fondos de Inversión y Pensiones from 1990 to 1993. In September 2009, he was elected a member of the Board of Directors of Santander Brasil. He was a member of the Board of Directors of Banco de Crédito Local S.A. from 2000 to 2002, and is a member of the Board of Directors of Santander Consumer Finance S.A, the chairman of the Board of Directors of Titulización, SGFT, S.A., a member of the Board of Directors of Bolsa de Mercados Españoles, S.A. (BME), and member of the Board of Directors of Santander Global Property, S.L.

FREE TRANSLATION

José Manuel Tejón Borrajo. Mr. Tejón is Spanish, and was born on July 11, 1951. He holds a bachelor’s degree in Economics from the Universidad Complutense de Madrid in Spain. He joined Santander Espanha in 1989 as head of general audit, and since 2004 he has been responsible for the general audit division and administrative control. Still within Grupo Santander Espanha, he serves as the chairman of the Board of Directors of Santander de Albacete S.A., the chairman of the Board of Directors of Cantabro Catalana de Inversiones S.A., a member of the Board of Directors of Santander Investments S.A., vice-chairman of the Board of Directors of Santander Investments I S.A., director of Santander Holding Internacional S.A., officer of Santusa, vice-chairman of the Board of Directors of Santander Gestión S.L., chairman of the Board of Directors of Administración de Bancos Latinoamericanos Santander S.L. and chairman of the Board of Directors of Grupo Empresarial Santander, S.L.

José de Menezes Berenguer Neto. Mr. Menezes is Brazilian and was born on September 10, 1966. He graduated in 1989 with a Law degree from the Faculdade de Direito of Pontifícia Universidade Católica in São Paulo. As member of the Board of Directors and Executive Senior Vice-President, he is responsible for the wholesale segment, including Global Wholesale Banking and Treasury. Mr. Berenguer has been engaged in the treasury and investment banking area for 24 years. He served as a member of the board of the Emerging Markets Traders Association in 1997 and 1998. He was also a member of the Stock Exchange of Rio de Janeiro from 2000 to 2002. In 2002 he became a board member of BM&FBOVESPA. He is currently an executive officer of FEBRABAN. He is André Fernandes Berenguer’s brother, one of the officers of the Bank. He is also an Officer of Companhia Real de Valores - Distribuidora de Títulos e Valores Mobiliários, Executive Officer of Aymoré Financiamentos and Chief Executive Officer of Banco Bandepe S.A. and Real CHP S.A.

José de Paiva Ferreira. Mr. Ferreira is Portuguese and was born on March 1, 1959. He holds a degree in Business Administration from Fundação Getúlio Vargas, a postgraduate degree in administration from Fundação Getúlio Vargas and an MBA from Wharton School of Business. As member of the Board of Directors and an Executive Senior Vice-President, he is responsible for the Retail area, which includes all distribution channels, PF and PJ segments, retail Products and Marketing of Santander Brasil. Mr. Ferreira has been engaged in the financial market for 35 years. He started at Banco Bradesco in 1973. He joined Banco Geral do Comércio S.A. in 1985 as Senior Assistant of Services and served as Executive Officer and Executive Vice-President of Banco Geral do Comércio S.A., Banco Santander Noroeste S.A., Banco Meridional and Banespa. He is an executive officer of Santander Administradora de Consórcios Ltda., Aymoré Financiamentos, Banco Bandepe; Superintendent Officer of Santander Brasil Seguros S.A., Santander Capitalização S.A. and Universia Brasil, S.A.; and Chief Executive Officer of Santander Seguros. He is a member of the Board of Directors of Universia Brasil, S.A. and Real Microcrédito Assessoria Financeira S.A.

FREE TRANSLATION

José Roberto Mendonça de Barros. Mr. Mendonça is Brazilian, and was born on February 7, 1944. He holds a bachelor’s degree, postgraduate and doctorate degrees in Economics from the Universidade de São Paulo, and a postgraduate degree in Economics from Yale University. He is currently a member of the Board of Directors of BM&FBOVESPA and Tecnisa and a member of the Advisory Board of Pão de Açúcar, of Grupo O Estado de São Paulo, of FEBRABAN, of Schneider Electric and of Link Partners. He served as a member of the Board of Directors of GP Investments, of Fosfertil/Ultrafertil, Varig Participações em Transportes Aéreos, Economia da FIESP, Companhia Energética de São Paulo, Eletricidade de São Paulo, Companhia Paulista de Força e Luz, Companhia de Gás de São Paulo and of the strategic committee of Companhia Vale do Rio Doce.

Viviane Senna Lalli. Ms. Senna is Brazilian, and was born on June 14, 1957. She holds a bachelor’s degree in Psychology from Pontifícia Universidade Católica in São Paulo. From 1981 to 1996, she worked as a psychotherapist for adults and children. She is a member of President Luiz Inácio Lula da Silva’s Economic and Social Development Board (CDES), of the Advisory Board of Febraban, of Citibank Brasil, of the Board of Education of CNI and FIESP, of Institutional Board of Coca-Cola, Energias do Brasil, ADVB and Todos pela Educação and of the orientation and social investment committees of Banco Itaú Unibanco.

Celso Clemente Giacometti. Mr. Giacometti is Brazilian, and was born on October 13, 1943. He holds a degree in Business Administration from the Faculdade de Economia São Luís and is graduated in Accounting Sciences from the Faculdade de Ciências Econômicas de Ribeirão Preto. He started his career in 1960, as auditor at Citibank. From 1960 to 2001 he worked with Arthur Andersen, becoming a partner in 1974, and Chief Executive Officer of the Brazilian operations from 1985 to 2000. He was a member of the board of directors and audit committee of Lojas Marisa S.A., Tarpon Investments, and TIM Participações S.A. He was also Chief Executive Officer of the family holding company Souto Vidigal S.A. from 2004 to 2006. On February 03, 2010 he was elected as an independent member of the Board of Directors of Santander Brasil. He is currently a member of the Board of Directors of LLX Logística, of the Fiscal Council and Audit Committee of AMBEV and of the Fiscal Council of CTEEP/ISA – Transmissão Paulista. He is the managing partner of Giacometti Serviços Profissionais Ltda. Mr. Giacometti is also one of the co-founders of IBGC (Instituto Brasileiro de Governança Corporativa – Brazilian Institute of Corporate Governance), where he served as a member of the board.

FREE TRANSLATION

a.2.        Executive Committee:

As provided in the table of item 12.6 above, the members of the Executive Committee who have been recently elected may only take office after the approval of the Central Bank (as opposed to those who already were members of the Executive Committee and have been reelected.

Angel Oscar Agallano. . Mr. Agallano is Argentine, and was born on March 18, 1957. He holds a degree in Senior Administration from Escuela de Dirección e Negócios (IAE), from Universidad Austral de Argentina. As Executive Vice-President, he has been responsible for the area of operations and technology of Santander Brasil. Mr. Agallano has been engaged in the financial market for 35 years. He started at Grupo Santander Espanha in Buenos Aires, Argentina, in 1986. From 1997 to 2000 he was a member of the Board of Directors of Santander in Argentina, and from 2002 to 2003 he served as a member of the Board of Directors of Santander in Venezuela. Currently, he also serves as Executive Officer of Aymoré Financiamentos, Banco Bandepe, Santander Administradora de Consórcios Ltda., Santander Brasil Seguros S.A., Santander Seguros, Santander Capitalização S.A. and Agropecuária Tapirapé S.A.

Carlos Alberto López Galán. Mr. Galán is Spanish, and was born on November 6, 1962. He holds a bachelor’s degree in Economics Science from the Universidad Autónoma de Madrid, in Spain, and a Master’s degree in Financial Markets from Universidad Pontifícia Comillas, in Spain. As an Executive Vice-President, he has been responsible for the financial area. He is also the Investor Relations Officer and Chief Financial Officer. Mr. Galán has been engaged in the financial market for 22 years. He started at Grupo Santander Espanha as an analyst in November 1986, and in 1995 he became controller of Santander Financial Products. From July 1997 to January 1999, he served as vice-president of Santander Investment, in Mexico. From July 1999 to August 2006, he also served as chief financial and operational officer and as a member of the Board of Directors of the following entities: Santander Brasil, Afore, Gestora, Aseguradora, Casa de Bolsa and Universia. Mr. Galán served as a member of the Board of Directors of Grupo Financeiro Santander Serfin and for the following companies: Altec (currently Isban), Universia, Proaquanima, Banco Santander Serfin, Casa de Bolsa, Afore S.S., Gestora S.A. and Asseguradora S.A. He also serves as Executive Officer of Aymoré Financiamentos, Vice-President Officer of Banco Bandepe, Executive Officer of Santander Administradora de Consórcios Ltda., Officer of Santander Leasing, Superintendent Officer of Agropecuária Tapirapé S.A., Administrative Officer of Norchem Participações e Consultoria S.A. Mr. Galán is also a member of the Board of Directors of Companhia de Arrendamento Mercantil RCI Brasil and Companhia de Crédito, Financiamento e Investimento RCI Brasil.

FREE TRANSLATION

Fernando Byington Egydio Martins. Mr. Martins is Brazilian, and was born on January 7, 1957. He holds a degree in Business Administration from Fundação Armando Álvares Penteado. As Executive Vice-President, he is responsible for trademark strategy and corporate communication. He has been engaged in the financial market for 30 years. Mr. Martins was the Chief of the Business and Foreign Relations Department of Banco Itaú S.A. from 1985 to 1986. From 1986 to 1987, he managed his own clothing company, Mahay Ltd., and from 1987 to 1992 he was an officer of Metroplan. He was an officer of Banco Real from 1992 to 2009. He also serves as Executive Officer of Santander Administradora de Consórcios Ltda., Banco Bandepe, Aymoré  Financiamentos, Manager at Santander Brasil Administradora de Consórcio Ltda. and an Officer of Santander Leasing.

Gustavo José Costa Roxo da Fonseca. Mr. da Fonseca is Brazilian, and was born on February 4, 1967. He holds a master’s degree in Electrical Engineering from Escola Politécnica da Universidade de São Paulo and an MBA from the MIT Sloan School of Management, in Cambridge, Massachusetts. As Executive Vice-President, he is responsible for the operations and IT area. Mr. Fonseca has been engaged in the Information Technology area for 18 years. He was a software engineer at the Brazilian Navy at the advanced research center from 1991 through 1993, Manager Project of Sectrum Consultoria, from 1993 through 1997, and has been working in the IT area of Banco Real ever since. He also serves as an Executive Officer of  Aymoré Financiamentos, Banco Bandepe; Executive Officer of Santander Brasil Administradora de Consórcios Ltda.; Manager of Santander Brasil Administradora de Consórcio Ltda.; Officer of Santander Leasing, Webmotors S.A. and Celta Holdings S.A; Executive Officer of Santander Brasil Seguros S.A., Santander Seguros, Santander Capitalização S.A. Mr. Fonseca is also a member of the Board of Directors of Real Microcrédito Assessoria Financeira S.A., Isban, Companhia de Arrendamento Mercantil RCI Brasil, Companhia de Crédito, Financiamento e Investimento RCI Brasil and TecBan.

Ignacio Domínguez-Adame Bozzano. Mr. Bozzano is Spanish, and was born on August 20, 1968. He is graduated in Economics and Business Sciences with Specialization in Finances from Universidad Complutense de Madrid. He holds an MBA from Houston University. He joined Grupo Santander Espanha in 1994, initially developing activities in the area of Global Banking & Markets and with the teams of M&A, Project Finance and Leverage Finance. From August 2006 to February 2007 he served as a Managing Officer at Banco Santander Central Hispano. SCH Investment. (Spain), where he had general responsibility for the area of structured transactions. From February 2007 to April 2009, he served as a Managing Officer at Santander Espanha. Currently, Mr. Bozzano has general responsibility for the area of Credit Markets, being responsible for all products related to the debt and capital market (project financing, LBO’s, acquisition financing, securities issues, etc.). From 1991 to 1992, he worked in the Department of investment analysis of Dragados y Construcciones S.A (Spain).

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João Roberto Gonçalves Teixeira. Mr. Teixeira is Brazilian, and was born on May 30, 1965. He holds an MBA from the London Business School and a Master’s degree in Economics from Pontifícia Universidade Católica in Rio de Janeiro. As an Executive Vice-President, he is responsible for the corporate and business banking area. Mr. Teixeira has been engaged in the financial market for 15 years. He served as a special advisor to the Ministry of Finance in 1993 and was head of foreign affairs for the Secretary of Political Economics. He served as a managing officer of Dresdner Kleinwort Wasserstein, from 1994 through 2002, and has been in Grupo Santander Brasil ever since. He is also a member of the Board of Directors of Santander Leasing.

Lilian Maria Ferezim Guimarães. Ms. Guimarães is Brazilian, and was born on August 26, 1960. She holds a degree in Business Administration from Fundação Getúlio Vargas, with specialization in human resources, also from Fundação Getúlio Vargas, and a specialization in business administration from Fundação Dom Cabral. As an Executive Officer, she is responsible for the development and implementation of human resources policies. Ms. Guimarães has been engaged in the human resources area for 26 years. She was an analyst of employee compensation for Unibanco - União de Bancos Brasileiros S.A. from 1984 through 1986; a compensation manager for Citibank S.A. from 1986 through 1991; financial advisor for Hay do Brasil Consultores Ltda. from 1991 through 1993; a manager of human resources development for Banco Nacional S.A. from 1993 through to 1995; a human resources officer for Banco Inter-Atlântico from 1996 through 1997; a human resources officer for Origin Brasil from 1997 through 2000; and a human resources officer for Banco Real from 2000 through 2006. She also serves as an Executive Officer of Universia Brasil, S.A.

Oscar Rodriguez Herrero. Mr. Rodriguez is Spanish, and was born on October 4, 1971. He holds a bachelor’s degree in Business Administration from Colégio Universitário de Estúdios Financieros in Madri, Spain, and an MBA from Northwestern University’s Kellogg School of Management in Chicago, Illinois. As an Executive Vice-President, he is responsible for the risk management area. Mr. Rodriguez has been engaged in the financial market for 15 years. He served as an analyst of credit risk for Santander Investment in Spain, from 1994 to 1998. He was an advisor at McKinsey & Co. in the United States and Spain, from 2000 to 2004. Mr. Rodriguez also served as a credit risk officer of the wholesale banking and corporate segments of Santander Espanha from 2004 to 2006. He also serves as an executive officer for Aymoré Financiamentos and Banco Bandepe. He is also a member of the Board of Directors of Companhia de Arrendamento Mercantil RCI Brasil and Companhia de Crédito, Financiamento e Investimento RCI Brasil.

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Pedro Paulo Longuini. Mr. Longuini is Brazilian, and was born on June 7, 1957. He holds a degree in Mechanical Engineering from Instituto Tecnológico de Aeronáutica. As an Executive Vice-President, he is responsible for the corporate affairs area, including the legal and compliance department. Mr. Longuini has been engaged in the financial market for 24 years. He was a vice-president of Citibank S.A. from 1985 through 1996. He joined Banco Real in 1996 as controller and, in 1999, he became the executive officer of operations and financial control. Mr. Longuini was Vice-President of Banco Real from 2003 to 2009. He is also an Executive Officer for Aymoré Financiamentos, Banco Bandepe, Santander Administradora de Consórcios Ltda., Santander Brasil Seguros S.A., Santander Seguros, Santander Capitalização S.A., Agropecuária Tapirapé S.A., Isban, Universia Brasil, S.A., Norchem Participações e Consultoria S.A; Officer of Companhia Real de Valores – Distribuidora de Títulos e Valores Mobiliários, Chief Executive Officer of Santander Leasing S.A. Arrendamento Mercantil and Santander Advisory Services S.A., Manager of Santander Brasil Administradora de Consórcio Ltda. He is a also member of the Board of Directors of Santander Leasing, Santander Brasil Asset, Companhia de Arrendamento Mercantil RCI Brasil and Companhia de Crédito, Financiamento e Investimento RCI Brasil.

Arnaldo Penteado Laudisio. Mr. Laudisio is Brazilian, and was born on August 17, 1963. He holds a Law degree from Universidade de São Paulo, having graduated in 1985, a. Master’s degree from Universidade de São Paulo in 1996. He is a postgraduate from the Université de Paris II in 1991. Mr. Laudisio has been engaged in the legal area for 24 years. He was the Attorney of the City of São Paulo from 1988 to 1992, Judge of the Federal Court of Appeals of the 3rd Region between 1992 and 2000, and a partner of Lefosse Advogados (Linklaters Brasil) from 2000 through 2006. He joined Santander in 2006, as Legal Executive Superintendent. As an Executive Officer, he has been serving as chief legal officer of the Litigation department since November of 2008.  Currently, he is also an Executive Officer of Santander Administradora de Consórcios Ltda.

Javier Fonseca Viader. Mr. Viader is Spanish, and was born on January 17, 1972. He holds a degree in Business Administration from Universidad Antonio de Nebrija in Madrid. As an Executive Officer, he has been responsible for the internal audit of the Banco since 2005. He started his career in Grupo Santander Espanha in 1996.

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José Roberto Machado Filho. Mr. Machado is Brazilian, and was born on August 25, 1968. He holds a degree in Electrical Engineering from Faculdade de Engenharia Industrial (FEI) in São Paulo and has a Master’s degree in Business Administration, Economics and Finance from the Universidade de São Paulo. As an Executive Officer, he is responsible for real estate financing. Mr. Machado has been engaged in the financial market for 17 years. He was an Engineer for Keumkang Limited, from 1990 through 1991. At Banco CCF Brasil S.A., he served as a foreign exchange manager from 1992 through 1995, and as manager of the trading desk of emerging markets from 1992 to 1996. He was also an executive officer of Banco Rabobank Internacional Brasil S.A., from 1998 to 2003; and Executive Officer of Banco Real from 2003 to 2009. Mr. Machado also serves as an Executive Officer of Banco Bandepe, Officer of Webmotors S.A. and Companhia Real de Valores - Distribuidora de Títulos e Valores Mobiliários. He is also a member of the Board of Directors of Companhia Brasileira de Securitização - Cibrasec.

Luciane Ribeiro. Ms. Ribeiro is Brazilian, and was born on June 7, 1963. She holds a degree in Economics from Fundação Armando Álvares Penteado. As an Executive Officer, she is currently responsible for the third parties asset management operations of Santander Brasil. She has been engaged in the financial market for 24 years. She started at BankBoston in 1983; she worked for Banco Safra S.A. in 1985 and was responsible for the net worth management of Banco Safra’s shareholders from 1996 to 1999. In 2002, she became an executive officer of Safra Asset Management. He joined Banco Real in 2006 as a bonds and securities portfolio manager. In 2006, she became Chief Executive Officer of Santander Brasil Asset, where she is also a member of the Board of Directors. Ms. Ribeiro is also chairwoman of the Board of Directors of Ethical Fund. She is also a coordinator of the database subcommission and of the investments funds commission of NBID and a member of the monetary policy committee of ANDIMA and of the communication committee of IBGC.

Luis Félix Cardamone Neto. Mr. Cardamone is Brazilian, and was born on March 16, 1964. He holds a degree in business administration from Fundação Lusíadas - Faculdade de Administração de Empresas de Santos. As an Executive Officer, he is responsible for the management of consumers’ financing area. Mr. Cardamone has been engaged in the financial market for 27 years. He was a sales assistant of Banco Antônio de Queiroz from 1982 to 1985; manager of Banco Comind in 1985; head of administration services and manager of Banco Itaú S.A., from 1985 to 1987; and worked in Banco Real from 1988 to 2009. Mr. Cardamone also serves as Chief Executive Officer of Aymoré Financiamentos; Officer of Institutional Relations and as a member of the Board of Directors of Companhia de Arrendamento Mercantil RCI Brasil and Companhia de Crédito, Financiamento e Investimento RCI Brasil; Executive Officer of Santander Administradora de Consórcios Ltda.; Manager of Santander Brasil Administradora de Consórcio Ltda.; Chief Executive Officer of Webmotors S.A.; Executive Officer of Banco Bandepe.

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Marco Antônio Martins de Araújo Filho. Mr. Araújo is Brazilian, and was born on June 19, 1965. He holds a Law degree from the Universidade de Brasília and a Master’s degree (LLM - Master of Laws) in International Businesses and Trade Law from the Fordham University in New York, State of New York. He was licensed to practice law in Brazil in 1988 and is licensed to practice law in the State of New York, United States (Appellate Division, 2nd Department - 1993). Mr. Araújo has been engaged in the legal area for more than 20 years. As an Executive Officer, he is responsible for Santander Brasil’s Business Legal Department, which comprises the Retail, Wholesale, Asset Management, Private Banking, Insurance and company’s affairs legal services areas. He was a partner of Araújo & Castro Advogados in 1988; Parliamentary Advisor from 1989 to 1991 and Senior Lawyer for Banco Itaú BBA S.A. from 1994 to 2003. He joined Grupo ABN AMRO in 2003, and was Latin America General Counsel for ABN AMRO’s activities (covering eight countries in Latin America, including Brazil) and executive officer of Banco Real In 2007, by nomination of ANBID, the Minister of Finance appointed Mr. Araujo a member to the Council of the Brazilian Financial System Administrative Court of Appeals, where he currently holds the Vice-President chair.

Marcos Matioli de Souza Vieira. Mr. Vieira is Brazilian, and was born on January 4, 1961. He holds a degree in business administration from Fundação Getúlio Vargas. As an Executive Officer, he is responsible for corporate development and private equity. Mr. Vieira has been engaged in the financial market for 26 years. He was an analyst for Banco Chase Manhattan from 1983 to 1986 and a finance manager of L.E. Ind. e Com. Ltda. from 1986 to 1987. He started as credit manager for Banco Real in 1988 and was an executive officer of Banco Real from 1998 to 2009. He also is an Officer of Companhia Real de Valores Distribuidora de Títulos e Valores Mobiliários; Manager of Santander Brasil Administradora de Consórcio Ltda. Mr. Vieira is also a member of the Board of Directors of Companhia de Arrendamento Mercantil RCI Brasil, Companhia de Crédito, Financiamento e Investimento RCI Brasil, Real Microcrédito Assessoria Financeira S.A., Celta Holdings S.A., Visa Vale, Fidelity Processamento e Serviços S.A. and TecBan.

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Maria Luiza de Oliveira Pinto e Paiva.  Ms. Paiva is Brazilian, and was born on July 14, 1963. She holds a degree in psychology from Pontifícia Universidade Católica in São Paulo, with specialization in human resources from the University of Michigan. As an Executive Officer, she is responsible for creating the sustainable development area at Santander Brasil and implementation of the sustainability concept throughout the organization. Ms. Paiva has been engaged in sustainability for more than eight years. She was a manager of human resources for Banco Nacional S.A. from 1981 to 1994 and for Banco Real in the regional office for Latin America and Caribbean, and head of the Global Human Resources Department in the commercial and consumer segments in ABN AMRO Bank NV. She also is a member of the Board of Directors of Real Microcrédito Assessoria Financeira S.A.

Pedro Carlos Aráujo Coutinho. Mr. Coutinho is Brazilian, and was born on April 2, 1966. He holds a degree in business administration from Instituto Superior de Ciências, Letras e Artes de Três Corações - INCOR - MG, a postgraduate degree in financial administration from Fundação Dom Cabral, and a marketing-oriented MBA from Instituto de Ensino e Pesquisa - INSPER. As an Executive Officer, he is responsible for the points of sale of Santander Brasil. Mr. Coutinho has been engaged in the financial for market 25 years. He was responsible for the small and medium companies segment at Banco Nacional S.A. from 1983 to 1995; was a retail manager at Unibanco S.A. from 1995 to 1997 and has been an Executive Officer of Santander Brasil since 1997.

Wagner Augusto Ferrari. Mr. Ferrari is Brazilian, and was born on August 7, 1958. He holds a degree in business administration from Instituto Amador Aguiar - Osasco and an MBA degree from Instituto de Ensino e Pesquisa - INSPER. As an Executive Officer, he is responsible for the retail area. Mr. Ferrari has been engaged in the financial market for 25 years. He was the purchase manager for Construtora Gavião Monteiro from 1981 to 1982 and an Executive Officer of Banco Real from 1983 to 2009. He also is an Executive Officer of Real Microcrédito Assessoria Financeira S.A.

Alexandre Schwartsman. Mr. Schwartsman is Brazilian, and was born on February 7, 1963. He holds a degree in business administration from Fundação Getúlio Vargas, a degree in economics from the Universidade de São Paulo, a master’s degree in economics from the Universidade de São Paulo, and a PhD in economics from the University of California. As an Officer, he is the head of economics research. Mr. Schwartsman has been engaged in the area of economics research for more than 20 years. He was a professor of economics at Pontifícia Universidade Católica in São Paulo from 1987 to 1991; a professor of economics at Universidade de São Paulo from 1990 to 1991; teaching assistant at the University of California; a professor of economics at Instituto de Ensino e Pesquisa – INSPER; an economist for Unibanco - União de Bancos Brasileiros S.A. from 1985 to 1986; an economist for Companhia Brasileira de Distribuição from 1986 to 1991; chief economist for Crédit Agricole Indosuez Emerging Markets from 1995 to 1998; chief economist and research officer for Indosuez W.I. Carr Securities from 1991 to 2001; chief economist and chief of research for BBA Corretora; chief economist and officer of Unibanco - União de Bancos Brasileiros S.A. in 2003; member of the Deputy Governor for International Affairs of Banco Central from 2003 to 2006; chief economist in Latin America for Banco Real from 2006 to 2008, and chief economist in Brazil from 2008 to 2009.

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Amancio Acúrcio Gouveia. Mr. Gouveia is Brazilian, and was born on March 31, 1963. He holds a degree in Accounting Sciences from the Universidade Santa Úrsula. As an Officer, he supervises the accounting management. Mr. Gouveia has been engaged in the area of accounting for financial institutions for 23 years. He was an audit manager for KPMG until 1991; accounting manager of Unibanco - União de Bancos Brasileiros S.A. from 1991 to 1999; supervision manager of BankBoston Banco Múltiplo S.A. from 1999 to 2001, and has been an accounting controlling manager of Grupo Santander Brasil since 2001. Mr. Gouveia also serves as an Executive Officer of Santander Administradora de Consórcios Ltda., Santander Brasil Seguros S.A., Santander Seguros, Santander Capitalização S.A., Aymoré Financiamentos, Banco Bandepe, Manager of Santander Brasil Administradora de Consórcio Ltda. He is also a member of the  Fiscal Council of Companhia Energética de São Paulo.

André Fernandes Berenguer. Mr. Berenguer is Brazilian, and was born on January 13, 1968. He holds a degree in Business Administration from Escola de Administração de Empresas de São Paulo – Fundação Getúlio Vargas. As an Officer, he is responsible for major corporate clients, in the areas of construction and infrastructure, real estate, logistics and agribusiness. Mr. Berenguer has been engaged in the financial market for more than 20 years. He was the treasurer of Companhia Brasileira de Projetos e Obras CBPO - Grupo Odebrecht, from 1988 to 1992; financial manager of Tenenge S.A. - Grupo Odebrecht, from 1993 to 1996; relationship manager of Banco BBA Creditanstalt S.A., from 1996 to 2000; senior manager of BBA Securities Corp., NY, from 2000 to 2001; an officer of ING Wholesale Bank and has been at Banco Real since 2007. He is José de Menezes Berenguer Neto’s brother, Director and Senior Executive Vice-President.

Antonio Fernando Laurelli Ribeiro. Mr. Ribeiro is Brazilian, and was born on April 17, 1958. He holds a degree in Business Administration from Fundação Getúlio Vargas and a Master’s degree in Finance from Fundação Getúlio Vargas. As an Officer, he is responsible for the compliance area in Latin America. Mr. Ribeiro has been engaged in the financial market for 29 years. He was the planning manager of Credicard S.A. Adm. de Cartões de Crédito from 1980 to 1982; credit analyst of Bank of America NT & S.A from 1982 to 1985; manager of the public sector companies area at Citibank N.A. from 1985 to 1986; manager of ABN AMRO Bank N.V., from 1991 to 1998, and joined Banco Real in 1998 as financial institutions manager. He also serves as an Executive Officer of Aymoré Financiamentos, Banco Bandepe, Santander Administradora de Consórcios Ltda. and Manager of Santander Brasil Administradora de Consórcio Ltda.

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Antonio Pardo de Santayana Montes. Mr. Montes is Spanish, and was born on November 5, 1971. He holds a degree in Economics and a Law degree from Universidade Pontifícia Comillas in Icade. As an Officer, he is responsible for the development of policies, systems, methods and risk control of Santander Brasil. Mr. Montes has been engaged in the accounting area for 14 years. He was an advisor of PricewaterhouseCoopers from 1995 to 1998; risk senior analyst for Santander Central Hispano/Santander Investment, from 1998 to 2000; senior manager of Monitor Company from 2000 to 2005, and has been with Grupo Santander Brasil since 2008.

Carlos Leibowicz. Mr. Leibowicz is Argentine, and was born on December 31, 1970. He holds a degree in Economics from Universidad Nacional de Cuyo (Mendoza, Argentina). As an Officer, he is responsible for the wholesale clients. Mr. Leibowicz has been engaged in the financial market for 15 years. He started his career at ABN AMRO Bank N.V., Argentina, in 1994, where he was a corporate area manager, from 1996 to 1998, and responsible for the area of risk management from 1998 to 2002. In 2002, he joined Banco Real as senior manager, where he held several positions, including head of Latin America risk management, where he stayed until 2005, when he went back to ABN AMRO Bank N.V. as head of country risk management. Mr. Leibowicz was a Vice-President at Banco Antonveneta S.p.A. from 2006 to 2008; a risk supervision manager of Banco Real in 2008, and has been with Santander Brasil since October 2008 as head of corporate banking.

Cassius Schymura. Mr. Schymura is Brazilian, and was born on February 19, 1965. He holds a degree in Electrical Engineering from the Pontifícia Universidade Católica in Rio de Janeiro and an MBA from Fundação Dom Cabral. As an Officer, he is responsible for the credit cards and payment areas. Mr. Schymura has been engaged in the financial area for 20 years. He was the investment products manager of Banco Nacional S.A. from 1989 to 1991; products and marketing manager of Cardway Processamento from 1991 to 1994; products manager of Cartão Nacional from 1994 to 1996; marketing and products supervision manager of Unicard Banco Múltiplo S.A. from 1996 to 1999; senior associate of Booz Allen & Hamilton in 1999; a member of the Board and chief executive officer of Idéiasnet S.A. from 2000 to 2001, and general manager of SOFTCORP from 2001 to 2004. He has been with Grupo Santander Brasil since 2004. He also is a member of the Board of Directors of Visa Vale, and Chairman of the Board of Directors of Santander Getnet Serviços para Meios de Pagamento S.A.

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Cláudio Almeida Prado. He is Brazilian, and was born on February 28, 1964. He holds a bachelor’s degree in electronic engineering from Escola Politécnica of Universidade de São Paulo and a Master’s degree in computer engineering from the same institution. He has been working in the technology area for 21 years. As an Officer, he is responsible for the Information Technology area at Grupo Santander Brasil. From 1999 to 2000, he worked at Banco Real as Electronic-commerce Superintendent. From 2002 to 2004 he worked at Plataforma Eletrônica S.A., having served as Chief Executive Officer and Technology Officer. Since 2005 he has been with Grupo Santander Brasil, having served, from 2005 to 2007, as Executive Superintendent of Support to Innovation area and Correspondent Banking, being responsible for implementing and supporting the innovation process and developing the network of correspondents, and as an Executive Superintendent of the IT Solutions and Technological Innovations area, being responsible for all software applications at Banco Real. In 2008, he became Senior Executive Superintendent, being responsible for the Information Technology area.

Ede Ilson Viani.  Mr. Viani is Brazilian, and was born on September 5, 1967. He holds a degree in accounting sciences from Faculdades Tibiriçá and an MBA from Instituto de Ensino e Pesquisa - INSPER. As an Officer, he is responsible for the small and medium enterprises area. Mr. Viani has been engaged in the financial market for 26 years. He was an auditor for Banco Itaú S.A. from 1986 to 1990. He started as senior auditor of BankBoston S.A., where he was a managing officer from 2005 to 2007 and has been with Grupo Santander Brasil as business managing officer since 2007.

Eduardo Müller Borges. Mr. Borges is Brazilian, and was born on September 12, 1967. He holds a degree in Business Administration from the Pontifícia Universidade Católica. As an Officer, he is responsible for the corporate and investment banking areas. Mr. Borges has been engaged in the local and international financial market for 16 years. He was an international trade manager and an international capital markets senior manager of the First National Bank of Boston, São Paulo, from 1993 to 1996; vice-president of emerging markets syndicated loans of BankBoston Robertson Stephens Inc. in Boston, Massachusetts, from 1996 to 1999; officer of BankBoston Banco Múltiplo S.A. from 1999 to 2000; vice-president of stock market of the Banco JP Morgan S.A. from 2000 to 2002; capital markets vice-president of Banco Real from 2002 to 2004; officer of ING Bank N.V. São Paulo from 2004 to 2005, and has been working at Santander Brasil since 2005.

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Flávio Tavares Valadão. Mr. Valadão is Brazilian, and was born on July 1, 1963. He holds a degree in electrical engineering from Escola de Engenharia Mauá, an accounting and finance sciences degree from Instituto Brasileiro de Mercado de Capitais and a master’s degree in electrical engineering from University of Lille, France. As an Officer, he is responsible for the mergers and acquisitions area. Mr. Valadão has been engaged in the banking sector for 20 years. He was a corporative finance officer of Banco Paribas from 1990 to 1998 and in 1998 he joined Banco Real.

Gilberto Duarte de Abreu Filho. Mr. Abreu is Brazilian, and was born on August 7, 1973. He holds a degree in industrial engineering from the Universidade de São Paulo and a an MBA from the Massachussets Institute of Technology in Cambridge, Massachusetts. As an Officer, he is responsible for the insurance operations. He is also an Executive Officer of Santander Brasil Seguros S.A., Santander Seguros and Santander Capitalização S.A. Before joining Grupo Santander Brasil, he was a senior manager at McKinsey & Company, conducting financial and retail projects.

Gustavo Summers Albuquerque. Mr. Albuquerque is Brazilian, and was born on April 20, 1968. He graduated in Computer Engineering at Instituto Militar de Engenharia, and holds Master’s and Doctor’s degrees in economics from PUC-Rio. He has been working in the treasury of the Bank since 2002, and he joined Banco Bozzano Simonsen in 1998. He has been engaged in the financial market since 1994, having worked at Banco BBM and MCM Consultoria. In 2009, he served as officer at ANDIMA. Currently, he is a member of the operating and ethics committee of ANBIMA and of the Board of Directors of CETIP.

Jamil Habibe Hannouche. Mr. Hannouche is Brazilian, and was born on June 23, 1960. He holds a degree in mechanical engineering from the Universidade Mogí das Cruzes - UMC, a specialization degree in finance and an MBA from Instituto de Ensino e Pesquisa - INSPER. As an Officer, he is responsible for the universities area in the retail segment. Mr. Hannouche has been engaged in the financial market for 25 years. He was a sales officer for Nacional Banco S.A. from 1983 to 1995; retail officer of Unibanco - União de Bancos Brasileiros S.A. from 1997 to 2000, and has been in the universities sector of Santander Brasil since 2007.

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João Guilherme de Andrade So Consiglio. Mr. Consiglio is Brazilian and Italian, and was born on December 7, 1968. He holds a degree in economics from the Universidade de São Paulo, an (incomplete) master’s course in economics from Fundação Getúlio Vargas and a Post Laurea from the Universitá Degli Studi di Genova, Italy, Facoltá di Economia e Commercio. As an Officer, he is currently responsible for the Businesses segment. Mr. Consiglio has been engaged in the financial market for 15 years. He was an economist at Bunge (Serfina S.A. Adm a Participações) from 1990 to 1994; manager of the economics department of Santista Corretora S.A. CVM from 1994 to 1995, and has been with Grupo Santander Brasil since 1995, where he started as a corporate area manager, he worked in the area of corporate development and private equity until 2005, when he became responsible for the area of products. He was a member of the Board of Directors of Visa Vale until 2008. Currently, he is a member of the Board of Directors of Câmara Interbancária de Pagamentos – CIP; a member of the conselho superior of FUNCEX, and Chief Executive Officer of REB Empreendimentos e Administradora de Bens S.A.

Juan Colas de Casso. Mr. de Casso is Spanish, and was born on August 19, 1961. He holds a degree in civil engineering from Escola Politécnica Madrid, Spain, and an MBA from the University of San Diego, United States. From November 1987 to November 1997, he worked at Citibank N.A., Madrid, Spain, where he served as a FX broker, dealer and the derivatives area chief. From November 1997 to December 1999, he worked at Citibank N.A., in Buenos Aires, Argentina, as the derivatives area chief, being in charge of the structuring and sale of derivative products to corporate clients and Argentine institutions. From January 2000 to June 2003, he worked at Citibank N.A., New York, as Rates sales head for Latin America, being responsible for the distribution of Rates products to Latin-American corporate and institutional clients. From June 2003 to December 2009, he worked at Santander Espanha, in Madrid, Spain as global head of Rates sales, being responsible for the distribution of Rates products to corporate and institutional customers in Europe and Latin America. From January 2010 to the present date, he has been working at Santander Brasil as Senior Executive Superintendent, being responsible for the sales of Rates products to corporate, institutional and Retail clients.

Luis Alberto Citon. Mr. Citon is Argentine, and was born on May 17, 1963. He is graduated in Administration from the Universidade of Buenos Aires, Argentina, and has a Master’s degree in Finance from the Universidade do Centro de Estudos Macroeconômicos Argentinos. As a Senior Executive Superintendent of the area of Market Risks Control, Methodology and Systematics, he is responsible for market risks and structural risks controls (Interests, liquidity, sovereign, cross border), coordinating the support to Systematics and Methodology functions (market and credit). He has been engaged in the financial market for 26 years, sharing experiences in the Argentine and Brazilian markets. He joined Banco Rio (Argentina) in 1984, served as operator of the Money Desk and area of Financial Planning. He created the area of Market Risks; in 1997, he participated in the integration into Santander Brasil.  In 2002, he was transferred to Brazil to take charge of the Market Risks area. Subsequently he incorporated the areas of Methodology (market and credit), Risks Systematics and Economic Results. In 2008, he participated in the integration of the functions and systems into Banco Real.

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Luiz Carlos da Silva Cantidio Jr. Mr. Cantidio Jr. is Brazilian, and was born on July 11, 1958. He holds a degree in Business Administration from CCNY - City College of New York - Baruch College.  He joined Grupo Santander Brasil in 1997 as an Officer of the International area. In mid-1999, he became Vice-President, being responsible for the commercial area of Wholesale Banking and, in recent years, for the Corporate & Investment Banking.  Since January 2009, he has been responsible for the Equity Investments area. At Grupo Santander Brasil he held statutory positions in the following companies: Banco Santander Brasil S.A., Banco Santander S.A., Banco Santander Noroeste S.A., Banespa, Bozano, Simonsen S.A. Distribuidora de Títulos e Valores Mobiliários, Isban, Agropecuária Tapirapé S.A., Norchem Leasing S.A. - Arrendamento Mercantil, Produban, Santander Administradora de Consórcios Ltda., Santander Asset Management Distribuidora de Títulos e Valores Mobiliários Ltda., Santander Banespa S.A. Companhia de Arrendamento Mercantil, Santander Banespa S.A. Arrendamento Mercantil, Santander Brasil Leasing, Santander S.A. Corretora de Câmbio e Valores Mobiliários , Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros, Santander Brasil Seguros S.A., Santander Capitalização S.A., Santander Investimentos em Participações S.A, Santander Seguros, and Santander Brasil, as a member of the Board of Directors from August 31, 2006 to November 26, 2009. From 1995 to 1997, he served as an Officer at Banco Chase Manhattan S.A. From 1993 to 1995, he served as an Officer at Banco Norchem S.A., being responsible for the International Area. From 1988 to 1993, he served as a Financial Officer at Confab Industrial S.A. From 1984 to 1988, he worked at Citibank, N.A., as a manager responsible for structured businesses. He also is a member of the Board of Directors at Corporación Sidenor S.A. (España), Madeira Energia S.A. - MESA, WTorre Empreendimentos Imobiliários S.A., Transmissora Aliança de Energia Elétrica S.A. - TAESA and Transmissora Alterosa de Energia S.A.

Luiz Felipe Taunay Ferreira. Mr. Ferreira is Brazilian, and was born on March 18, 1967. He holds a degree in business administration from Fundação Getúlio Vargas, in economics from the Universidade de São Paulo and a master’s degree in economics from the Universidade de São Paulo. Mr. Ferreira is a Chartered Financial Analyst (CFA). As an Officer, he is responsible for the investor relations area. He has been engaged in the financial market for 15 years. He was a trader for Banco ING Brasil from 1994 to 1996; head of equity derivatives risk market management at ING Barings, London, from 1996 to 1998. He joined Banco Real in 1998 and has been with Grupo Santander Brasil ever since. He also serves as an Officer of Aymoré Financiamentos and Banco Bandepe.

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Luiz Fontoura de Oliveira Reis Filho.  Mr. Reis Filho is Brazilian, and was born on July 10, 1968. He holds a degree in economics from the Universidade de Brasília and a master’s degree in business administration from the Northwestern University’s Kellogg School of Management. As an Officer, he is responsible for the Corporate Investment Banking area. Mr. Oliveira has been engaged in the financial market for 18 years. He has been with Banco Real since 1991. He also serves as an Officer of Companhia Petrolífera Marlim and Marlim Participações S.A.

Marcelo Malanga. Mr. Malanga is Brazilian, and was born on May 18, 1969. He holds a bachelor’s degree in Administration from the Universidade Bandeirantes de São Paulo, and a Master’s degree in Finance and Accounting from the Pontifícia Universidade Católica - PUC SP. As an Officer of Credit Recovery since 2009, he is responsible for the strategy and management of the collection of all the assets of Grupo Santander Brasil. He has been engaged in the financial market for 23 years. From 1987 to 2001, he was a Division Manager of Banco do Brasil S.A., which he joined in 1984, as a general services boy, being subsequently hired to perform management functions through a public draft process in 1987; from 1995 to 1998, he worked in the corporate platform in São Paulo; and from 1998 to 2001 he was responsible for the Governments business strategy in Brasília, acting as a manager of PROEX. In 2001, he joined Santander Brasil, being responsible for creating the commercial relationship with state and local governments until 2004, and subsequently he was responsible for preparing the strategy for retaining the public servants of the state of São Paulo. From 2006 to 2009, he served as a Superintendent responsible for the management and administration of all the branches of Santander in the State of Rio de Janeiro.

Marcelo Zerbinatti. Mr. Zerbinatti is Brazilian, and was born on February 05, 1974. He holds a degree in Business Administration from FMU - SP, is postgraduate in Negotiation from FGV - SP and holds a Master’s degree in Planning from PUC - SP. He worked at Banco Bradesco S.A. from 1988 to 1992, as Head of Service; at Bank of Boston from 1992 to 1994, as Coordinator of Foreign Exchange; at Banco Real from 1994 to 2006, as Project Superintendent, and since 2006 has served as Senior Organization Executive Superintendent in the Bank, responsible for Processes and Management of Changes.

Márcio Aurélio de Nóbrega.  Mr. Nóbrega is Brazilian, and was born on August 23, 1967. He holds a degree in business administration and economics from Faculdade Santana. As an Officer, he is responsible for the operations and IT area.  He has been engaged in the banking industry for 25 years. He joined Banco Real in 1982 and works for Grupo Santander Brasil ever since.

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Marco André Ferreira da Silva. Mr. da Silva is Brazilian, and was born on December 03, 1965. He holds a bachelor’s degree in Psychology from the Organização Santamarense de Ensino de São Paulo, an MBA from Escola de Economia e Administração USP, a Master’s degree in Administration from Pontifícia Universidade Católica in São Paulo and in Administration from Mackenzie, São Paulo. As an Officer, he is responsible for managing the areas of Education and Organizational Development of Santander Brasil. He has been engaged in the financial market for 20 years.  He served as Senior Superintendent of Human Resources at Banco Real, which he joined in 1991 as Senior Advisor of Human Resources, with professional experience in São Paulo, Chicago - United States and Amsterdam - Netherlands, in the areas of Education and Leadership Development.

Marcos Adriano Ferreira Zoni.  Mr. Zoni is Brazilian, and was born on December 10, 1964. He holds a degree in Business Administration and Public Administration from Unisul – Universidade do Sul de Santa Catarina. As an Officer, he is responsible for the shareholders area. He has been engaged in the financial market for 20 years. He was financial manager at Banco Nacional S.A. from 1990 to 1994; controller at Unibanco - União de Bancos Brasileiros S.A. from 1995 to 1997; control manager of the technology area at Banco Real from 1997 to 2008.

Maria Eugênia Andrade Lopez Santos.  Ms. Santos is Brazilian, and was born on January 23, 1966. She holds a degree in economics from the Universidade da Bahia and a master’s degree from Fundação Getúlio Vargas. As an Officer, she is responsible for the relationship with multinational clients in Brazil. She has been engaged in the corporate area for 18 years.

Mauro Siequeroli.  Mr. Siequeroli is Brazilian, and was born on March 24, 1957. He holds a degree in business administration and a postgraduate degree in industrial resources and general administration from Fundação Getúlio Vargas. As an Officer, he is responsible for the services and operations area. Mr. Siequeroli has been engaged in the back-office area for 19 years. He was a chief operations officer for Banco Crefisul S.A. from 1985 to 1994; a products officer for Banco BMC from 1995 to 1998; chief operations officer for Banco Bandeirantes S.A. from 1999 to 2000, and has been with Grupo Santander Brasil since 2001. He also serves as an Executive Officer of Santander S.A. - Serviços Técnicos, Administrativos e de Corretagem de Seguros and Real Corretora de Seguros S.A. He is also a board member of Banesprev S.A.

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Miguel Angel Albero Ocerin. Mr. Ocerin is Spanish, and was born on February 23, 1960. He graduate in Economics and Business Sciences and holds a Master’s degree in Financial Markets from Centro Internacional Carlos V (UAM). During his career he has developed management activities in the management of financial resources and human capital in the financial intermediation, asset management, products structuring, business development, financial markets development and client relationship sectors. Most of his professional activity has been developed at Grupo CM Capital Markets (Grupo ABN AMRO), where he held different executive positions in the companies of the group. He has been with Grupo Santander Brasil since 2007, being responsible for the Capital Structuring area (GB&M), which includes the promotion of renewable energy projects, energy efficiency and carbon financing. Since 2009 he is based in São Paulo, as the Head of the Area of Asset & Capital Structuring Latam, with focus on solutions of structured financing of major assets (airplanes, boats, platforms) as well as investments in projects of Renewable Energy, Energetic Efficency and Carbon in the region.

Nilo Sérgio Silveira Carvalho. Mr. Carvalho is Brazilian, and was born on February 26, 1961. He holds a degree in business administration from UniSantos - Universidade Católica de Santos and an MBA from Fundação Getúlio Vargas and Moroco Associados. As an Officer, he is responsible for the retail area. He has been engaged in the financial market for 25 years. He was products officer of Unibanco - União de Bancos Brasileiros S.A. from 1994 to 1998; retail and technology renewal officer of the Bank from 1998 to 2004; Executive Officer of Medial Saúde S.A. from 2004 to 2008, and is a retail officer of the Bank since 2008. He also serves as an Executive Officer of Santander Administradora de Consórcios Ltda., Santander Brasil Seguros S.A., Santander Seguros and Santander Capitalização S.A. and Manager of Santander Brasil Administradora de Consórcio Ltda.

Ramón Camino Puigcarbó. Mr. Puigcarbó is Spanish, and was born on February 18, 1962. He graduated in Business Administration from Faculdade de Economia da Complutense de Madrid. As an Officer, he is responsible for the business strategy of Retail legal entities of Santander Brasil. He has been engaged in the financial market for 22 years. He was an expert advisor for the banking business of legal entities from 2004 to 2010, primarily working in the financial markets of Brazil and Mexico. Previously he developed his professional career at Grupo Santander Espanha, which he joined in 1999 in Tokyo branch of Banesto, and held different positions of responsibility. He served as an Executive Vice-President of Risks at Santander Brasil in 2003. In Banesto, a Grupo Santander Espanha’s bank, he was Deputy General Officer, responsible for the business of Retail legal entities from 1998 to 2000, Retail Risks Deputy General Officer from 1996 to 1998 and Risk Officer of Banco Shaw (Group Banesto) in Argentina from 1993 to 1995.

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Ramón Sanchez Díez.  Mr. Díez is Spanish, and was born on October 29, 1968. He holds a degree in economics from the Universidad Autonoma de Madrid. As an Officer, he is responsible for the retail banking operations. He served as an investment analyst for Santander Brasil’s New York branch from 1992 to 1997 and as a strategy and analysis officer for Latin American banks at Santander Espanha from 1997 to 2003. He was a strategy and investors relationships officer for the Bank from 2004 to 2006.

Reginaldo Antonio Ribeiro.  Mr. Ribeiro is Brazilian, and was born on May 19, 1969. He holds a degree in economics from the Universidade Estadual de Campinas, an accounting sciences degree from the Universidade Paulista and a master’s degree in company comptrollership from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras - FIPECAFI. As an Officer, he is responsible for Grupo Santander Brasil’s tax issues, tax planning strategies and corporate restructuring. Mr. Ribeiro has been engaged in the tax area for 18 years. He served as an advisor to Arthur Andersen Consultoria Fiscal Financeira S/C Ltda. from 1990 to 2001, and he was a member of the Fiscal Council of Companhia Energética de São Paulo and AES TIETÊ from 2002 to 2006. He is also a Superintendent Officer of Santander S.A. - Serviços Técnicos, Administrativos e de Corretagem de Seguros; Chief Executive Officer of Real Corretora de Seguros S.A., and Executive Officer of Aquanima Brasil Ltda.

Roberto Corrêa Barbuti. Mr. Barbuti is Brazilian, and was born on August 26, 1968. He holds a degree in business administration from Fundação Getúlio Vargas, a law degree from the Universidade de São Paulo and an MBA from Insead. As an Officer, currently he is responsible for the Equities area, which comprises capital markets, equity or securities derivatives, stock exchange traded derivatives, global custody and securities services, cash equities and equity research. He has been working with Santander Brasil since February 2007, initially as head of corporate finance. He worked for 10 years in the investment banking area of Grupo UBS (1997 - 2007); private equity for International Venture Partners (1995 - 1997); M&A for Banco Patrimônio (1992 - 1994), and in strategic business advisory for McKinsey (1990 - 1992). He also serves as an Executive Officer of Banco Bandepe; Officer of Companhia Real de Valores, Distribuidora de Títulos e Valores Mobiliários and Real CHP S.A.

Roberto de Oliveira Campos Neto. Mr. Campos Neto is Brazilian, and was born on June 28, 1969. He holds a bachelor’s degree in Economics and Postgraduate degree in Economics with specialization in Finance from the University of California, Los Angeles (UCLA) and a Master’s degree in Applied Mathematics from Caltech, Passadena-California. He worked at Banco Bozano Simonsen from 1996 to 1999, as Interest and Exchange Derivatives Trader (1996), Foreign Debt Trader (1997), Stock Exchange Trader (1998) and Head of the Area of International Fixed Income (1999). From 2000 to 2003, he worked as Head of the Area of International Fixed Income for Santander Brasil. In 2006 he served as Portfolio Manager of Claritas. Since 2004, he has been with Santander Brasil, having served as Operator, currently he is responsible for the Treasury area, and areas of proprietary trading, local and international market making, funding, correspondent banking, quantitative area and business development.

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Ronaldo Yassuyuki Morimoto. Mr. Morimoto is Brazilian, and was born on May 5, 1977. He holds a bachelor’s degree in Economics from the Faculdade de Economia da Universidade de São Paulo. He is responsible for the ALM area (Assets and Liabities Management)/Financial Management and is a member of the Asset/Liability Management Committee (ALCO Local and Global Brasil) since 2006. He has been engaged in the financial market for 12 years. He joined Santander Brasil in 2001, working in several areas such as Governments & Institutions, Products, Finance, Basel II Project and Wholesale Comptroller. He started his career at Banco América do Sul in the area of credit risk in 1998, he worked at Citibank S.A. from 1998 to 2000 and at AT&T Latin América from 2000 to 2001. He is currently a member of the Supervisory Committee of the Credit Guarantee Fund (FGC).

Sérgio Gonçalves. Mr. Gonçalves is Brazilian, and was born on August 7, 1956. He holds a degree in Economics from Fundação Armando Álvares Penteado and a master’s degree in Executive Business Administration from the Universidade de São Paulo. As an Officer, he is responsible for the government and institutions area. He has been engaged in the financial market for 29 years. He was an officer of Banco Crefisul from 1987 to 1994, product officer of Nossa Caixa from 1995 to 2000. He was an Officer of Banespa from 2001 to 2004.

Ulisses Gomes Guimarães. Mr. Guimarães is Brazilian, and was born on March 14, 1970. He holds a bachelor’s degree in Mechanical Engineering in Aeronautics from ITA - Instituto Tecnológico de Aeronáutica and a Master’s degree (Executive MBA in Finance) from IBMEC - Instituto Brasileiro de Mercado de Capitais - São Paulo. He has been engaged in the financial market for 16 years. He worked at Citibank from 1994 to 1997, as risk manager for the treasury and trust areas. He joined Banco Real in 1997 and has been with Grupo Santander Brasil ever since. He has held the positions of Coordinator of Financial Control, Coordinator of GAP & Liquidity, Financial Control Manager, Support to Strategic Decision Brazil Manager, Retail Executive Superintendent, Support to Strategic Decision Brazil Executive Superintendent, Support to Strategic Decision Latin America Executive Superintendent, Support to the Management and Development of Projects of Finance Executive Superintendent, and since 2009 he has been Human Resources Senior Executive Superintendent, being responsible for Compensation, MIS and Budget.

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Wilson Luiz Matar. Mr. Matar is Brazilian, and was born on November 28, 1958. He holds a degree in Civil Engineering from Escola Politécnica of USP and Business Administration (graduate and postgraduate) from FEA - USP. He has 29 years of experience in the banking industry serving major Brazilian banks (Itaú and Unibanco) and 11 years in Grupo Santander Brasil. He worked at Grupo Santander Brasil for 7 years in the Comptroller Area, being responsible for management information and budget and for four years he has been responsible for Solvency Risks for the Executive Vice-President of Credit and Markets Risks, in charge of the control and monitoring functions of the group’s credit portfolios. He is also president of the Fiscal Council of Banesprev, private pension plan company of a part of Grupo Santander Brasil’s employees.

b.            description of any of the following events that may have happened over the last 5 years:

i.             any criminal conviction;

ii.            any conviction in an administrative proceeding by CVM and penalties applied;

iii.          any final judicial or administrative conviction that led to the suspension or inability to practice any professional or commercial activities.

None of the current managers has been convicted in any relevant legal or administrative proceedings.

12.9.      Inform the existence of any marital relationship, domestic partnership or blood relations up to the second degree between:

a.            managers of the issuer.

Mr. José de Menezes Berenguer Neto is Officer Mr. André Fernandes Berenguer’s brother.

b.            (i) managers of the issuer and (ii) managers of companies directly or indirectly controlled by the issuer.

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Not applicable, as there is no relationship between said people.

c.            (i) managers of the issuer or its direct or indirect subsidiaries, and (ii) direct or indirect controlling companies of the issuer

Not applicable, as there is no relationship between said people.

d.            (i) managers of the issuer and (ii) managers of the issuer’s direct and indirect parent companies

Not applicable, as there is no relationship between said people.

12.10. Inform about relationships of subordination, provision or services or control maintained in the last 3 fiscal years, between managers of the issuer and:

a. company controlled, directly or indirectly, by the issuer

For information on this item, please refer to item 12.8.a.

b. direct or indirect parent of the issuer

Not applicable, in view of the absence of subordination, service provision or control relationship maintained between the managers and direct or indirect controllers of Santander Brasil.

c. if relevant, supplier, client, debtor or creditor of the issuer, its subsidiary or parents or subsidiaries of any of these persons

See item 12.8.a.

12.11.   Describe the provisions of any agreement, including insurance policies, contemplating payment or refunding supported by any of registrant’s directors or officers, on account of compensation for damages to third parties or the registrant, or due to penalty exacted by government agents in the course of discharging their duties

At meeting of the Board of Directors held on December 23, 2009, the issuance of indemnity letters to current and future directors of the Company, financial institutions and/or associations and/or non-financial companies directly or indirectly controlled by the Company was approved. The indemnity letter has the purpose of defining the indemnity parameters that will be ensured to Company directors, financial institutions and/or associations and/or non-financial companies directly or indirectly controlled by the Company, in view of any equity damages suffered as a result of their regular duty performance as required by the articles of incorporation.

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12.12.   Please provide other information the issuer deems relevant

All relevant information has already been described in the foregoing items.

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13. Managers remuneration

13.1        Describe the policy or practice of remuneration of the board of directors, statutory and non-statutory board, fiscal counsel, statutory, audit, risk, financial and remuneration committees.

13.1.1 Board of Directors

The board of Directors of the Company is composed by, at least, 5 and at most 12 members elected in an Extraordinary Meeting with and unified mandate of 2 years.

The members of the Board of Directors receive a fixed monthly remuneration, fixed every year in an Ordinary Extraordinary Meeting.

In addition to the fixed monthly payment, the Company grants to the Independent Advisors the benefits as follows.

 4. Policy objectives and remuneration practices

The remuneration policy of the Board of Director of the Company aims to support the strategy of Organization, with the object of ensuring the following premises:

- Ensure the alignment of shareholder and public interests with which the Company is associated; and

- Promote a good performance of the Company and ensure the shareholder interests, upon a long-term commitment.

It should be noted that if a member of the Board of Directors is also a member of the Audit Committee, such member should choose the remuneration of one of the bodies, pursuant to applicable regulations and the terrms of the internal rules of the audit committee.

b. Remuneration composing, indication

i. description of the remuneration elements and their objectives

The remuneration of the Board of Directors of the Company is composed by:

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Fixed Remuneration: 12 installments, according to values established every year and an Ordinary Extraordinary Meeting.

Variable Remuneration: Up to the moment it was not defined any variable remuneration for the members that compose this body, as there is no variable remuneration.

Benefits: for the Independent Advisors are granted medical and odontological  assistance , life insurance, fuel and cell phone

Social Security:  Up to the moment there were no adhesions to the social security plan of the members that compose this body.

ii. What is the rate of each element in total remuneration

The rate estimated for each element in the total remuneration is the following:

Fixed Remuneration: 93%

Variable Remuneration: 0%

Benefits: 7%

Social Security: 0%

iii. Calculation methodology and readjustment of each remuneration element

Fixed Remuneration: The highest value comprised and established by the Ordinary Extraordinary Meeting.

Variable Remuneration: There is neither a calculation methodology neither a readjustment for members that compose this body, because there is no variable remuneration.

Benefits: The highest value comprised and established by the Ordinary Extraordinary Meeting

Social Security: As established in the plan regulation.

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There is no pre-defined index for readjustment calculation, as there is no social security benefit. The readjustments, if performed, shall respect the highest values of remuneration established every year in the Ordinary Extraordinary Meeting.

iv. Reasons that justify the remuneration composing

The remuneration proposed considers the experience of the members of Board of Directors, the need of retention of talents in a competitive market and the promotion of a good performance of organization, upon a long-term commitment of the members of Board of Director.

c.            Main performance indicators that are considered to define each remuneration element

There are no indicators tied.

d.            How the remuneration is structured to reflect the evolution of the performance indicators

The remuneration of the members of Board of Directors is define every year in the Ordinary Extraordinary Meeting considering the responsibility and seniority of the members and is not directly linked to a short and medium term.

e.            How the practice or policy is aligned the shot, medium and long term interests of the issuer

The remuneration policy is aligned to the Company interests and considers the short, medium and long term results, once the definition of values is approved by the Ordinary Extraordinary Meeting considering the Company results and return of the shareholders.

f.             Existence of a remuneration supported by subsidiaries, direct or indirect controlled or controller.

The remuneration of the members of the Board of Directors is not by the said entities.

The member of the Board of Directors that exercised the executive positions in Santander Espanha or in other companies held by Santander Spain are also remunerated in a direct manner by the said companies according to the activities exercised by them.

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g.            Existence of any remuneration or benefit tied to the occurrence of a certain holding event such as alienation of the holding control by the issuer.

There is no remuneration or benefit tied to the occurrence of a certain holding event.

13.1.2 Executive Committee

The Executive Committee of the Company is composed by, at least, 2 and at most 75 members elected by the Board of Directors with a unified mandate of 2 years.

The members of the Executive Committee receive a fixed remuneration composed by monthly payment, benefits, social security, and a variable remuneration, once within the global limit of the annual remuneration approved in an Ordinary extraordinary Meeting.

a.            Objective of remuneration policy or practice

The remuneration policy of the Executive Committee aims to support the organization strategy with the objective of ensuring the following premises:

Ensure the alignment of the shareholder and public interests with which the company is associated to:

 Recognize the merit and individual contributions in the compliance of the objectives and strategy of business established by the Board of Directors;

 Promote a good performance of the Company and ensure the shareholder interests, upon a long-term commitment.

Develop a professional career of the teams; and

Maintain the competitiveness and remuneration of the Company if compared with the main competitors, aiming to keep the key businessmen.

Always counting with management principles of rigorous risks, the remuneration policy of the managers of the Company have been showing a decisive factor both for the success of the Company and to avoid behavior that result in excessive risks.

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b.             Remuneration composing, indication

i. description of the remuneration elements and their objectives

The remuneration of the Board of Directors of the Company is composed by a fixed and a variable part.

Fixed Remuneration: aims to recognize the individual contribution of the members of the Executive Committee by obtaining of results established by the Company.

 Variable Remuneration: is based on the result indicators of the Company, including the profit indicators and the proper capital allocation, result from departments and individual performance. The proper capital indicators are included  to avoid excessive risks.

 Benefits: medical and odontological assistance, life insurance, fuel and cell phone.

Social security: is a tool of financial planning that aims to provide for the members of the Executive Committee future complementary revenue.

ii. What is the rate of each element in total remuneration

The rate estimated for each element in the total remuneration is the following:

Fixed Remuneration: 18%

Variable Remuneration: 59%

Benefits: 3%

Social Security: 20%

iii. Calculation methodology and readjustment of each remuneration element

Fixed Remuneration: The highest value comprised and established by the Ordinary Extraordinary Meeting.

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Variable Remuneration: The highest value comprised and established by the Ordinary Extraordinary Meeting, which the final value is based on result indicators of the Company, included profit indicator and proper capital attribution, result of departments and individual performance. The proper capital attribution indicator is included to avoid excessive risks.

Benefits: The highest value comprised and established by the Ordinary Extraordinary Meeting

Social Security: The highest value comprised and established by the Ordinary Extraordinary Meeting.

There is no pre-defined index for readjustment calculation. The readjustments, if performed, shall respect the highest values of remuneration established every year in the Ordinary Extraordinary Meeting.

iv. Reasons that justify the remuneration composing

The remuneration proposed considers the experience of the members of Executive Committee, the need of retention of talents in a competitive market and the promotion of a good performance of organization, upon a long-term commitment of the members of Executive Committee.

c.            Main performance indicators that are considered to define each remuneration element

Fixed Remuneration: without an indicator tied.

Variable Remuneration: is based on the result indicators of the Company, including the profit indicators and the proper capital allocation, result from departments and individual performance. The proper capital indicators are included to avoid excessive risks.

Benefits: without an indicator tied.

Social Security: without an indicator tied.

d.            How the compensation is structure to reflect the evolution of the performance indicators.

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The Board of Directors will evaluate the compliance with the goals established and the budget of the Company, with the purpose of verifying whether the results justify distributions of amounts up to the limits proposed.

e.            How the policy or the practice of compensation aligns to the short, medium and long term interests of the issuer.

The compensation policy of the Company aligns the interests of the Company and the executives, on one side, to the sustainable growth and productivity of the Company's Business and, on the other side, to the acknowledgement of the contribution of the executives to the development of Company's activities.

f.             Existence of compensation born by subsidiaries, direct or indirect controlled companies or parents.

The compensation of the executive members of the Board is not born by the parties mentioned. However, the results of subsidiaries and colligated companies influence the consolidated results of the Company, and, consequently, the variable compensation of the members of the Executive Committee.

g. Any compensation or benefit related to the occurrence of certain corporate event, such as the disposal of the corporate control of the issuer.

There is no compensation or benefit related to the occurrence of certain corporate event.

13.2.      Compensation acknowledged at the result of the 3 last fiscal years and to the previewed to the current fiscal year of the board of directors and the corporate directorate.

Compensation acknowledged at the result of the fiscal year of 2009:-

2009		Segregated Compensation
		Annual fixed Compensation
Body	No. of Members	Pro-labore	Direct and indirect benefits	Compensation per interest in companies	Pension Fund		Others
Board of Directors	4	0	0	0	0		0
45.66		33,510,869	3,883,860	0	45,904,402		0
Total	49.66	33,510,869	3,883,860	0	45,904,402		0
Segregated Compensation								Value per body
Variable Compensation					Post-employment benefits	Motivated benefits by the end of the exercise of the function	Compensation based on shares
Bonuses	Profits Sharing	Compensation per participation in meetings	Commissions	Others
0	0	0	0	0	0	0	0	0
44,663,198	40,546,155	0	0	0	0	0	0	168,508,484
44,663,198	40,546,155	0	0	0	0	0	0	168,508,484

(*) the number of members of each body corresponds the annual average assessed monthly.

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Exceptionally on 2009 the company did not compensated the members of the Board of Directors, since these officers exercised executive functions in the company or at Santander Spain, as the case may be. As of 2010, the members of the Board of Directors of the Company shall be compensates pursuant to the annual global value approved at the Ordinary General Meeting.

Compensation previewed to the fiscal year of 2010:-

2009		Segregated Compensation
		Annual fixed Compensation
Body	No. of Members	Pro-labore	Direct and indirect benefits	Compensation per interest in companies	Pension Fund		Others
Board of Directors	9	3,840,000	300,000	0	0		0
48		42,520,000	7,180,000	0	50,000,000		0
Total	57	46,360,000	7,48,000	0	50,000,000		0
Segregated Compensation								Value per body
Variable Compensation					Post-employment benefits	Motivated benefits by the end of the exercise of the function	Compensation based on shares
Bonuses	Profits Sharing	Compensation per participation in meetings	Commissions	Others
0	0	0	0	0	0	0	0	4,140,000
85,720,000	57,000,000	0	0	0	0	0	0	242,420,000
85,720,000	57,000,000	0	0	0	0	0	0	246,560,000

13.3.      Relation to the variable compensation of the 3 last fiscal years and the previewed to the current fiscal year of the board of directors and the corporate board.

Variable compensation of the fiscal year of 2009:-

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Year 2009                                                                                                                         Values in R$

Body	No. of Members*	Value effectively acknowledged in 2009
Board of Directors	4	0
Executive Committee	45.66	85,209,353
Total	49.66	85,209,353

Note: in 2009 there was no definition of cap values to the variable compensation.

(*) the number of members of each body corresponds to the annual average assessed monthly.

Variable compensation previewed to the fiscal year of 2010:-

Year 2010                                                                                                                       Values in R$

Body	No. of Members*	Minimum value previewed in the compensation plan	Cap value previewed in the compensation plan	Value previewed in the compensation plan, it the targets established were met
Board of Directors	9	0	0	0
Executive Committee	48	0	142,720,000	100,000,000
Total	57	0	142,720,000	100,000,000

13.4.      Compensation plan based on actions of the Board of Directors and the corporate board, in force in the last fiscal year and previewed to the current fiscal year.

a.      General terms and conditions.

Company has two long term compensation programs related to the performance of the price of the shares market, the Global Program and the Local Program.

In addition to the employees holding key positions, the members of the Executive Committee of the Company are eligible to these Plans. The members of the Board of Directors only take part in said Plans if exercising offices in the Executive Committee.

FREE TRANSLATION

All eligible to the Global Program are or were administrators of Santander Brasil, what costs the bonus to be compulsorily invested in the acquisition of shares of Santander Spain.

a.1.         Global Program.

At the meeting of the Board of Directors of Santander Spain, held on March 26, 2008, it was approved the incentive policy in long term directed to the executives of Santander Spain and other companies of Group Santander Spain. This policy establishes the compensation related to the shares of Santander Spain according to what is established in a Shareholders Annual General Meeting.

It is a pluriannual incentive plan, in which the employee receives shares of Santander Spain. The beneficiaries of the plan are executive Officers and other members of the top administration, as well as any other group of executives determined by the Board or by the executive committee of Santander Spain.

The Global Plan involves 3-year cycles of delivery of shares to the beneficiaries, and the first cycle has a duration of 2 years (PI09) and the other cycles with average term of 3 years.

a.2.        Local Program.

In a Board of Directors Meeting held on December 23, 2009, and Extraordinary General Meeting of the Company held on February 03, 2010, was approved the Local Program, comprised by 2 independent plans, SOP and PSP, Attachments I and II, respectively.

b.            Main goals of the Plans.

- Align the interests of the Company and the participants in view, on the one side, to the growth and profitability of Company's business and, on the other side, the acknowledgement of the contribution of the participants to the development of Company's activities;-

- Enable the Company to withhold the participants in the staff, offering them, as additional advantage, the opportunity to become or increase their participation as shareholders of the Company; and

- Promote the good performance of the Company and the shareholders interests pursuant to a long term commitment by the participants.

c.            Manner in which the Plans contribute to such goals.

The Plans contribute to the goals set forth above by means of the indicators defined in the respective regulations.

d.            Manner in which the Plans are inserted in the compensation policy:-

FREE TRANSLATION

The Plans are a key piece in the compensation strategy of the Company since they act as efficient acknowledgement instruments, reason and withholding of members of the Executive Committee in short, average and long term.

e.            Manner in which the Plans align the interests of the administrators and the issuer at short, average and long term.

The Plans align the interests of the members of the Executive Committee and the Company at short, average and long term once the options are exercised and the shares received if the strategic goals of the Company are met consistently throughout the term of the respective Plans cycles.

f.             Cap number of shares considered:-

f.1.          Global Program.

	Cap number of shares	Grant Year	Date of Start of the period of exercise	Final Date of the period of exercise	Conditions to the exercise	No. of eligible parties
Plan I10	244,823	2007	June 27, 2007	July 31, 2010	RTA/BPA	24
Plan I11	763,600	2008	January 15, 2008	July 31, 2011	RTA/BPA	53
Plan I12	151,399	2009	July 01, 2009	July 31, 2012	RTA	49

f.2.         Local Program.

	Cap number of shares	Grant Year	Date of Start of the period of exercise	Final Date of the period of exercise	Price exercised (R$)	No. of eligible parties
SOP	14,190,000	2010	February 03, 2010	June 30, 2014	23.5	48

At the SOP Plan, each option corresponds to a Unit SANB11.

	Cap number of shares	Grant Year	Date of Start of the period of exercise	Final Date of the period of exercise	Price exercised (R$)	No. of eligible parties
PSP	3,100	2010	February 03, 2010	July 20, 2012	---	4

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g.            Cap number of options to be granted:-

g.1.         Global Program:-

	Cap number of shares	Grant Year	Date of Start of the period of exercise	Final Date of the period of exercise	Conditions to the exercise	No. of eligible parties
Plan I10	244,823	2007	June 27, 2007	July 31, 2010	RTA/BPA	24
Plan I11	763,600	2008	January 15, 2008	July 31, 2011	RTA/BPA	53
Plan I12	151,399	2009	July 01, 2009	July 31, 2012	RTA	49

g.2.        Local Program:-

PSP:-

	Cap number of shares	Grant Year	Date of Start of the period of exercise	Final Date of the period of exercise	Price exercised (R$)	No. of eligible parties
PSP	3,100	2010	February 03, 2010	July 20, 2012	---	4

SOP: pursuant to following table:-

	Cap number of shares	Grant Year	Date of Start of the period of exercise	Final Date of the period of exercise	Price exercised (R$)	No. of eligible parties
SOP	14,190,000	2010	February 03, 2010	June 30, 2014	23.5	48

FREE TRANSLATION

At the SOP Plan, each option corresponds to a Unit SANB11.

h.            Conditions for the acquisition of shares.

h.1.        Global Program.

To each cycle it is established a cap number of shares to each beneficiary that continues working at the Group Santander Spain throughout the plan. On the 3 first cycles, the goals which compliance determine the number of shares distributed are defined by the comparison of the performance of the Group Santander Spain with respect to a reference group of financial institutions and are related to two standards: RTA and the growth in BPA. In the 4th cycle it is used only the RTA standard.

At the end of each cycle, the RTA and the BPA growth (1st, 2nd and 3rd cycle) are calculated to Santander Spain and each of the reference entities and amounts in decreasing order. Each of the two criteria (RTA and BPA growth) shall be considered at 50% in the calculation of the percentage of shares to be delivered, based on the following scale and according to a position related to Santander Spain in the reference group of financial institutions:-

Position of Banco Santander, S.A (Madrid) at the RTA Ranking	Maximum Percentage of Shares Deliverable	Position of Banco Santander, S.A (Madrid) at the LPA growth Ranking	Maximum Percentage of Shares Deliverable
1st to 6th	50%	1st to 6th	50%
7th	43%	7th	43%
8th	36%	8th	36%
9th	29%	9th	29%
10th	22%	10th	22%
11th	15%	11th	15%
12th and below	0%	12th and below	0%

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Entities from the reference group of financial institutions acquired by another company which shares fail to be negotiated or no longer exists shall be excluded from the reference group. In this case, the comparison with the reference group shall be carried out in a way that, to each of the standards considered (RTA and BPA growth), shall be delivered the maximum percentage of shares if Santander Spain remains within the first trimester (including the 25th percentile) of the reference group; no share is delivered if Santander Spain remains below the average (50th percentile)of the reference group; 30% of the maximum of shares shall be delivered if Santander Spain is at the average (50th percentile). The percentage to the positions between the average and the first quarter (25th percentile) (none included) shall be calculated by the linear interpolation method.

At the 4th Cycle the weight of the RTA standard is of 100%.

h.2.        Local Program:-

The conditions for the acquisition of shares are found in the following clauses of the Regulations of the SOP and PSP Plans,  Attachments I and II, respectively:-

SOP (Attachment I): Clauses VI to IX.

PSP (Attachment II): Clauses VIII and IX.

The capitalized terms in this item 12 (and that has no meaning attributed to them at the Glossary in the begin of this Form of Reference) shall have the meanings attributed to them in the Regulations of the SOP and PSP Plans, Attachments I and II, respectively.

i.             Criteria for the establishment of the acquisition price or exercise.

i.1.          Global Program.

Not applicable, as a result of the price of the exercise being the market value on the date of the respective exercise.

i.2.         Local Program.

SOP: The price of Exercise of the Options, to be paid by the Participants to the subscription of the Units shall be of R$ 23,50. The Price of Exercise shall be adjusted as a result of:-

bonus in share/Unit, division or grouping of shares promoted by the Company; or-

corporate reorganizations.

FREE TRANSLATION

PSP: Not applicable, as a result of the price of the exercise being the market value on the date of the respective exercise.

j. Criteria to establish the term of exercise.

j.1.          Global Program:-

The cycles have a duration of 3 years, including 3 fiscal years, promoting a commitment of the executive officers with the long term results.

j.2.         Global Program:-

SOP: The Plan has a term of 3 years, including 3 fiscal years, promoting a commitment of the executive officers with the long term results. The period for exercise extends for another 2 years after the right of exercise of the options.

PSP: The cycles have a duration of 3 years, including 3 fiscal years, promoting a commitment by the members of the Board with the long term results.

k.            Liquidation Form.

k.1.         Global Program.

Bonus in payroll for compulsory purchase of shares.

k.2.        Local Program:-

SOP: in shares.

PSP:       Bonus in payroll for the purchase of shares (50%) compulsory).

I.             Restrictions to the transfer of shares:-

I.1.         Global Program:-

There is no restriction on the transfer of shares after exercised the options.

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I.2.         Local Program:-

SOP: The quantity equivalent to 1/3 of the remaining Units of the exercise of the Options Exercisable cannot be disposed of by the Participant during the term of 1 year as of the date of acquisition of each Unit.

PSP: The quantity of the Units comprising 50% of the net investment object of this Plan cannot be disposed of by the Participant during the term of 1 year as of the date of acquisition.

m. Criteria and events that, when verified, will result in the suspension, change or extinction of the plan.

m.1.       Global Program.

Changes to the Plan may take place due to legal or regulatory reasons.

m.2.       Local Program (SOP and PSP).

Any material legal change with respect to the regulation of the companies per shares and/or to the fiscal effects applicable to the Company and the Participants may cause a partial or integral review of the Plan, or even its suspension or extinction, at the option of the Board of Directors.

Additionally, at the SOP Plan, in the event of disposal, direct or indirect, the Board of Directors may, at its sole option, approve that the Options be released to be exercised in whole or in part by the Participants.

The Board of Directors may further establish special rules that permit that the shares object of the Options may be sold at the public offer of acquisition.

n.            Effects of the removal of the administrator off the issuer bodies on its rights set forth at the compensation plan based in shares.

n.1.        Global Program.

In the event of retirement, by virtue of dismissal without just cause, leave, permanent disability or death, the right to the delivery of the shares shall remain as if not occurred any of said circumstances, except for the following changes:-

- In the event of death, said right shall be transmitted to the successors of the Beneficiary;-

FREE TRANSLATION

- The number of shares to be delivered shall be the result of the multiplication on the Cap Number of Shares that corresponds to deliver by the rate resulting from dividing the number of days elapsed from the date of launch of the Plan and the date in which occurs the death, retirement, pre-retirement, dismissal, discharge or other circumstance that determines the application of this rule, both including, by the number of days in force of the Plan.

n.1.        Local Program.

The effects of the removal of the administrator from the bodies of Santander Brasil on its rights previewed in the SOP and PSP Plans are described at the Regulations of the SOP and PSP Plans, Attachments I and II, respectively:-

SOP (Attachment I): Clause XII.

PSP (Attachment II): Clause XI.

13.5.      Quantity of shares or quotas direct or indirectly held, in Brazil or abroad, and other securities convertible in shares or quotas, issued by the issuer, its direct or indirect controllers, controlled companies or under common control, by members of the board of directors and the corporate board, grouped by a body, on the date of conclusion of the last fiscal year.

	Banco Santander ( Brazil) S.A.			Banco Santander S.A. (Madrid) (shares)	Santander Brasil Asset Management DIVM S.A. (shares)	Santander Leasing S.A. Arrendamento Mercantil (shares)	Companhia de Arrendamento Mercantil RCI Brasil (shares)
	Shares ON (SANB3)	Shares ON (SANB4)	Unit (*) (SANB11)
Board of Directors	223	188	27,657	590,861	01	27	0
Executive Committee	207,436	181,159	172,961	134,700	02	72	6

(*) Each unit represents fifty five (55) ordinary shares and fifty (50) preferred shares.

13.6.      Compensation based on shares acknowledged in the result of the 3 last fiscal years and the previewed to the current fiscal year, of the board of directors and the corporate board.

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a.            body.

The members of the Executive Committee of the Company are eligible to these plans. The members of the Board of Directors only participate of said Plans if exercising offices at the Executive Committee.

b.            number of members.

see tables in item c.1.

c.1.         Global Program.

Following details of the shares of reference of Santander Spain granted at the Global Program to the Executive Committee:-

	Cap number of shares	Grant Date	Date of Start of the period of exercise	Date of exercise	Maximum term for the exercise of options	Restriction term on transfer of shares	Conditions to the exercise	No. of eligible parties
Outstanding plans on December 31, 2008	1,169,821
Plan I09	161,398	2007	June 23, 2007	July 31, 2009	July 31, 2009	N/A	RTA/BPA	23
Plan I10	244,823	2008	June 23, 2007	July 31, 2010	July 31, 2010	N/A	RTA/BPA	24
Plan I11	763,600	2009	June 21, 2008	July 31, 2011	July 31, 2011	N/A	RTA	53

Cancelled Shares (Plan I09)                      14.855.

Exercised shares (Plan I09)                      146.543.

Granted shares (Plan I12)                          151.399.

FREE TRANSLATION

	Cap number of shares	Grant Year	Date of Start of the period of exercise	Date of exercise	Maximum term for the exercise of options	Restriction term on transfer of shares	Conditions to the exercise	No. of eligible parties
Outstanding plans on December 31, 2009	1,159,822
Plan I10	244,823	2007	June 27, 2007	July 31, 2001	July 31, 2001	N/A	RTA/BPA	24
Plan I11		2008	January 15, 2008	July 31, 2011	July 31, 2011	N/A	RTA/BPA	53
Plan I12	763,600	2009	July 01, 2009	July 31, 2012	July 31, 2012	N/A	RTA	49

The shares exercised in plan I09 were acquired at the price of R$ 23.7252 per shares SAN of Santander Spain. We point out that pursuant to the regulation of the Global Program, the price of exercise, if met the targets established at the regulation, corresponds to the market price on the date of exercise. At the Global Program, the model is of phantom share.

c.1.         Local Program.

Following, details on the reference shares granted in the Local Program on February/2010 to the Executive Committee:-

	Cap number of shares	Grant Date	Date of Start of the period of exercise	Final Date of the period of exercise	Price for exercise (R$)	No. of eligible parties from the Executive Committee
Outstanding plans on February 28, 2009
PSP	3,100	2010	February 03, 2010	July 20, 2012	---	4
SOP	14,190,000	2010	February 03, 2010	June 30, 2014	23.5	48

FREE TRANSLATION

d. Fair value of the reference shares / options on the date of grant.

d.1.        Global Program.

The fair value of the reference shares defined on the date of grant to the 1st, 2nd and 3rd cycle is of EUR 5.4419 per share of Santander Spain (SAN).

The fair value calculated to the 4th cycle is of EUR 4.5115 per share of Santander Spain (SAN).

d.22.      Local Program.

The fair value of the reference shares defined on the date of grant to the PSP is of R$ 12.83 per Unit.

In the case of the SOP, the fair value of the options defined on the date of grant is of R$ 4,17 per option of Unit.

e.            Potential Dilution in the event of exercise of all options granted.

e.1.         Global Program.

The Global Program does not produces dilution in the capital.

e.2.        Local Program.

In the case of SOP, the maximum potential dilution in the event of exercise of all options granted is of 0.5% of the capital of the Company.

PSP does not produces dilution in the capital.

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13.7.      Outstanding options from the board of directors and the corporate board at the end of the last fiscal year.

On December 31, 2009, there were no outstanding options in any of the Plans, in conditions of being exercised.

13.8.     Options exercised and shares delivered related to the compensation based on shares of the board of directors and the corporate board, on the 3 last fiscal years.

13.8.1.  Global Program.

Already took place the exercise related to the first cycle, pursuant to the following table:-

	Cap number of shares	Grant Date	Date of Start of the period of exercise	Date of exercise	Maximum term for the exercise of options	Restriction term on transfer of shares	Conditions to the exercise	No. of eligible parties
Plan I09	161,398	2007	June 23, 2007	July 31, 2009	July 31, 2009	N/A	RTA/BPA	23

Cancelled Shares (Plan I09)                      14,855

Exercised shares (Plan I09)                      146,543

The weighted average price of acquisition was of R$ 23.7252 per share.

Total value of the difference between the value of acquisition and the market value of the shares acquired: not applicable.

13.8.2. Local Program.

No exercise.

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13.9.      Summary description of the information required to the comprehension of the data disclosed in items 13.6 to 13.8, such as the explanation of the pricing method of the value of shares and options.

13.9.1.  Global Program.

a)            Pricing model.

For the calculation of the fair value, it was used the Monte Carlo pricing model. The Monte Carlo Model (MMC) is a statistics method to simulate the process of generation of prices based on the premise of neutrality to the risk.

b)           Data and premises used in the pricing model, including the weighted average price of the shares, price of exercise, volatility expected, life term of the option, expected dividends and the interests rate free from risks follow below the premises used in the pricing model.

The price of exercise, in all cycles and in the case met the targets established in the regulations, shall be the market price on the date of exercise.

	PI09	PI10	PI10	PI12
Volatility expected (*)	16.25%	15.67%	19.31%	42.36%
Annual compensation of the dividends in the last 5 years	3.23%	3.24%	3.47%	4.88%
Interests rate without risk (Savings Bond of coupon zero) throughout the plan	4.47%	4.50%	4.84%	2.04%
(*) Calculated based on the historic volatility to the respective term (two or three years)

c)            Method used and the premises assumed to incorporated the effects expected of advanced exercise.

Not applicable, considering that the model does not permit the advance exercise.

d)           Manner to determine the expected volatility.

Estimated based on the historic volatility to the respective term.

e)            If any other characteristic of the option is incorporated in the measurement of its fair value.

FREE TRANSLATION

Not applicable, in view that no other characteristic of the option is incorporated in the measurement of its fair value.

13.9.2.  Local Program.

a)            Pricing Model.

To the calculation of the fair value is used the binomial pricing model. There is the construction of a tree with the price ways to determine the value of the action on a future date.

b)           Data and premises used  in the pricing model, including the weighted average price of the shares, price of exercise, volatility expected, life term of the option, expected dividends and the interests rate free of risk.

Following the premises used in the pricing model:-

Before the Performance Conditions

Binomial Valuation
Volatility	40%
Dividends Rate	4.83%
Vesting period	2.75 years
"Average" time of exercise	3.75 years
Rate free from risk	11%
Valuation rate	32.50%

Applying the performance conditions

Related TSR
% gained	% vesting	Probability	Average
1st	50%	25%	12.50%
2nd	35%	25%	8.75%
3rd	25%	25%	6.25%
4th	0%	25%	0%
			27.50%
Benefit after Taxes
% gained	% vesting	Probability	Average
> 100%	50%	30%	15.00%
95%	35%	30%	10.50%
90%	25%	30%	7.50%
< 90%	0%	10%	0%
			33.00%

FREE TRANSLATION

Valuation rate adjusted by the performance conditions:

32.5% x (27.50% + 33.00%) = 19.66%

c)            Method used and the premises assumed to incorporate the expected effects of advance exercise.

Not applicable, considering that the model does not permit the advance exercise.

d)           Form to determine the expected volatility.

Estimated based on the historic volatility to the respective term.

e)            If any other characteristic of the option is incorporated in the measurement of its fair value.

Not applicable, since no other characteristic of the option was incorporated to the measurement of its fair value.

13.10.   Pension plans in force granted to the members of the Board of Directors and the corporate directors.

The main pension plan in force of the company is the HolandaPrevi.

The participation in the Pension Plan HolandaPrevi is optional and the monthly contribution of the participant shall be the equivalent to 2% of the Salary* (limited to 113 UPs = R$ 3,514.16*) + 2% to 9% (at its option) of the salary less 13 UPs.

It shall be added to this value a contribution value made by the proper Group (called "matching" or "compensation") that varies from 100% to 150% throughout the years, as demonstrated in the following table.

* Base September/09

Value of compensation of the

Time in the new plan (*)	Group ("matching")
Less than 3 years	100%
From 3 complete to 6 incomplete years of age	110%
From 6 complete to 10 incomplete years of age	120%
From 10 complete to 15 incomplete years of age	130%
From 15 complete years of age	150%

(*) The time began to count as of the unification of the policies off Benefits of Group Santander Brasil, on July/2009.

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In addition to HolandaPrevi, Company performs extraordinary provisions in other pension plans with the purpose of providing a future complementary income to determined members of the Board.

At the table below we detailed the values provided at the pension plan HolandaPrevi and the complementary plans in 2009.

Values in R$.

Body	No. of Members	Value provided by the year 2009 (*)	Accumulated Value on December 31, 2009
Board of Directors	0	0	0
Executive Committee	45	45,904,402	43,867,779
Total	45	45,904,402	43,867,779

* Provisions were carried out with respect to the year 2009 up to February/2010.

The value accumulated on December 31, 2009 comprises the balance of the values provided and redeemed up to said date.

39 members of the administration with the same compensations mentioned above, that is, the matching corresponds to the rules of the plan and the value of the provision in 2009 was of R$ 2,075,399.00 participate from the Holandaprev plan.

13.11.    Pursuant to the table, indicate, to the 3 last fiscal years, with respect to the board of directors and the corporate board.

Item not disclosed as a result of the injunction granted by the Honorable Judge of the 5th Federal Court of Rio de Janeiro, at the records of Process No. 2010.510102888-5.

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13.12.    Describe contractual adjustments, insurance policies or other instruments structuring compensation mechanisms or indemnity to the administrators in the event of removal from the office or retirement, indicating which are the financial consequences to the issuer.

Santander Brasil has an indemnity agreement in the case of removal of administrator, executed exclusively with an Executive Director to be expired on June 30, 2010. Such agreement foresees that in the event Santander Brasil does not offer an office in any performance country of Group Santander Spain but not in his interest or upon his removal, it shall be owed the value of US$ 4 million.

13.13.    Indicate the percentage of the total compensation of each body acknowledged at the results of the issuer related to members of the board of directors, of the corporate board or the tax committee that are parties related to the controllers, direct or indirect, as defined by the accounting rules that treat this matter].

Until December 31, 2009, the members of the Board of Directors who are parties related to the Controlling Shareholder for holding administration offices at the Santander Spain Group, have not received compensation from Santander Brasil.

13.14.    Indicate the values acknowledged in the result of the issuer as compensation of members of the board of directors, the corporate board or the tax committee, grouped by a body, by any reason that is not the function they hold, for example, commissions and advisory services provided, with respect to the 3 last fiscal years.

Not applicable, since there is no values acknowledged at the result of Santander Brasil.

13.15.    Indicate the values acknowledged at the result of controllers, direct or indirect, of companies under the common control and controlled by the issuer, as compensation of members of the Board of directors, the corporate board or the tax committee of the issuer, grouped by body, specifying at which title such values were attributed to such individuals.

FREE TRANSLATION

The members of the Board of Directors exercising executive functions in Santander Spain, as well as our other directors and officers, do not receive compensation abroad correspondent to functions exercised in Brazil. As far as we know, the compensation received by foreign members of our Board of Directors abroad corresponds only to the functions that the same exercise in the Controlling Shareholder, that is, not related to the Company.

13.16.    Provide other information that the issuer considers relevant.

We inform the 25th, 50th and 75th percentile of the fixed income plus variable income paid to the executive officers for the year 2009.

Values in R$

Body	No. of Members	25th Percentile	50th Percentile	75th Percentile
Executive Committee	46	1,200,889	2,312,054	3,102,408

(*) 25th Percentile refers to the group of the Executive Committee which compensation threshold is positioned at the lower limit of up to 25% of the total sample. 50th percentile is the average point of the sample. 75th percentile refers to the group of the Executive Committee which compensation threshold is positioned at the higher limit of the 15% of the total sample.

FREE TRANSLATION

ITEM 13 - ATTACHMENT I

SHARE CERTIFICATES OPTION PLAN ("UNITS") OF BANCO SANTANDER (BRASIL) S.A.

I.            DEFINITIONS.

Each of the expressions indicated below in capital letters is used herein, in singular or plural, as the case may be, with the meanings attributed to it as follows:-

Expression	Meaning
Plan	Shares Deposit Certificate Option Plan of Banco Santander Brasil (Brazil) S.A., under the terms of Clause 2.1.
Banco Santander Brasil or Banco Santander (Brasil) S.A.	Company
Unit	Shares Deposit Certificates representing, each, fifty five (55) ordinary shares and fifty (50) preferred shares issued by the Company, under the terms of Clause 2.1.
Participants	Natural people, pursuant to indication by the Board of Directors of the Company, that will be the holders of Units purchase options in the scope of the Plan, under the terms of Clause 2.1.
Option	The purchase option granted to the Participants that grants to the Participant the right to acquire one (1) Unit, under the terms of Clause 3.1.
Board of Directors	The Board of Directors of Banco Santander Brasil.
HR Department	The human resources department of Banco Santander Brasil.
Agreement	The Units Purchase Option Grant Agreement and Other Covenants to be executed by and between the Company and the Participants, under the terms of Clause 6.1.
Price of Exercise	The price per Unit that shall be paid by the Participants to the Company as a result of the exercise of each Option, under the terms of Clause 8.1.
Standards

The standards defined in this Plan, which will be used by the Board of Directors to assess the quantity of Options subject to the exercise by the Participants in the scope of the Plan, under the terms of Chapter IX.

RTA	Total Return to the Shareholder, under the terms of Chapter IX.
IFRS	The International Financing Reporting Standards, Issued by the International Accounting Standards Board - IASB.
Budgeted Net Profit	Net Profit Budgeted by the Company, determined by the Board of Directors to each fiscal year, pursuant to the IFRS, under the terms of Chapter IX.
Realized Net Profit	Net Profit of the Company realized in each fiscal year, assessed in IFRS, under the terms of the Chapter IX.
BM&FBOVESPA	BM&FBOVESPA S.A. - Securities, Goods and Futures Exchange.
RTA Percentage

Comparison between the RTA of Banco Santander Brasil and the RTA of its main competitors, which will work as a measure to assess the Options subject to exercise by the Participants, under the terms of Clause 9.2(a).

Net Profit Percentage	Comparison between the Budgeted Net Profit and the Realized Net Profit, which will work as a measure to assess the Options subject to exercise by the Participants, under the terms of Clause 9.2(b).
Exercise Percentage	Result of the sum of RTA Percentage and Net Profit Percentage, under the terms of Clause 9.4.
Options Subject to Exercise	The quantity of Options that may be exercised by the Participant, pursuant to the Exercise Percentage, under the terms of Clause 9.4.
Final Values	Result of hypothetical applications carried out, individually, in Units and in shares of the main competitors of the Company, assessed on December 31, 2011, under the terms of Clause 9.6.
Initial Values	Result of hypothetical applications carried out, individually, in Units and in shares of the main competitors of the Company, assessed on October 07, 2009, under the terms of Clause 9.6.
Option exercise term	Term to the exercise of the Options by the Participants comprised between June 30, 2012 up to June 30, 2014, under the terms of Clause 10.1.
Term of Exercise	Document to be signed by the Participant at each exercise of Option, under the terms of Clause 10.1.
Restriction Period	Period during which the Participant cannot align the Units acquired in the scope of the Plan, under the terms of Clause 11.1.

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II.           OBJECTIVES OF THE PLAN.

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2.1.         This Shares Deposit Certificate Option Plan ("Plan") has the purpose of granting purchase options for representative Shares Deposit Certificates ("Units"), each, of fifty five (55) ordinary shares and fifty (50) preferred shares issued by BANCO SANTANDER (BRASIL) S.A. ("Banco Santander Brasil" or "Company") to certain administrators and employees of management level of Banco Santander Brasil and companies under its control ("Participants"), with the following objectives:-

(a)          Align the interests of Banco Santander Brasil and the participants in view, on the one side, to the growth and profitability of Company's business and, on the other side, the acknowledgement of the contribution of the participants;-

(b)          Enable the Company to withhold the participants offering them, as additional advantage, the opportunity to become or increase their participation as shareholders of the Company, under the terms, conditions and forms set forth in this Plan; and-

(c)          Promote the good performance of the Company and the shareholders interests pursuant to a long term commitment by the participants.

III.         PURCHASE OPTION.

3.1.         Each option will grant the respective holders the right to acquire one (1) Unit (BM&FBOVESPA: "SANB11"), strictly under the terms and conditions established in this Plan, especially those related to the vesting possibility, under the terms of Clause 3.2 below ("Option" or, jointly, "Options").

3.2.        The Options granted to each Participant are only vested (i) in a quantity calculated by the application of the Percentage of Exercise over the total of Options, under the terms of Chapter IX below; and (ii) during the Option Exercise Term, under the terms of Chapter X below.

IV.          ADMINISTRATION OF THE PLAN.

4.1.         This Plan shall be administered by the Board of Directors of Banco Santander Brasil ("Board of Directors") with the support by the Human Resources Department of the Company ("HR Department"). The Board of Directors shall be entitled, without limitation, to:-

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(a)          Decide on any and all steps related to the administration of this Plan, detailing and application of the general rules established herein;-

(b)          decide (i) on the acquisition of Units by the Company; or (ii) within the Limit of Authorized capital, over the issuance of new shares by the Company to the constitution of Units, with the purpose of complying with what is set forth in this Plan, in both cases subject to the rules, terms and eventual restrictions applicable;-

(c)          change the dates in which the Options may be exercised, the final term for the exercise of Options and the other terms and conditions of the Agreement (as defined below) provided that the rights from the Participants resultant from, or related to, this Plan, are not damaged, excluding from this limitation eventual adjustments that may be carried out as a result of changes implemented in the applicable legislation;-

(d)          analyze exceptional cases resultant from, or related to, this Plan;-

(e)          settle doubts with respect to the interpretation of the general rules established in this Plan; and-

(f)           Propose changes to the Plan in view of adjustments of plans with similar nature adopted by other companies of group Santander.

4.2.        The HR Department will care for the implementation of the Plan under the terms established herein, including, without limitation to, calculation of the Standards (as defined below) and the Options Subject to Exercise (as defined below), and will cause all applicable communications to the Participants throughout the Plan.

V.           PARTICIPANTS OF THE PLAN AND DISTRIBUTION OF OPTIONS.

5.1.         For the purposes of this Plan, it shall be considered as Participants only a determined number of associates of a higher hierarchy level of the Bank, determined by the Board of Directors and informed to the HR Department, pursuant to a list of associates administered by the HR department on the date of approval of the proposal of this Plan by the Board of Directors.

5.2.        The Options object of the Plan shall be granted to the Participants in personally, and may not be pledged, assigned or transferred to third parties, with the exception that the Options will benefit the respective successors in the event of death of the beneficiary, under the terms set forth in this Plan.

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VI.          OPTION AGREEMENT.

Observed the provisions of this Plan, the terms and conditions of each Option shall be established in a "Shares ("Units") Deposit Certificate Option Agreement and Other Covenants ("Agreement")", to be executed between the Company and each Participant. The Agreement shall define at least the following conditions:-

(a)          The initial quantity of Options granted, the number of Units that the Participant will be entitled to acquire with the exercise of each Option and the price per Unit of exercise of each Option;-

(b)          the term during which the Options Subject to Exercise may be exercised (Term of Exercise of Option, as defined in Clause 10.1 below), the conditions and standards (as defined below) to the exercise of the Options by the Participant and the limit dates to the total or partial exercise of the Options Subject to Exercise;-

(c)          Rules on lock-up periods of the Units and provisions on penalties to the noncompliance with such restrictions; and-

(d)          Any other terms and conditions in noncompliance with the Plan.

6.2.        The definition of the initial quantity of Options to which each of the Participants will be entitled shall be freely made by the Board of Directors in function of the importance and importance of the function, the potential of the Participant, the involvement in strategic projects and the added value offered by it to the Company.

VII.        QUANTITATIVE LIMIT.

7.1          The Plan will be limited to the issuance of Options resulting in a maximum dilution of half per cent (0.5%) of the current capital stock of the Company. The dilution corresponds to the percentage represented by the quantity of shares comprising the Units supporting the Options, considering all Options granted in the Plan, already subject to exercise or not, with respect to the total quantity of shares issued by the Company.

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7.2.        The shareholders of the Company, under the terms of art. 171, §3, of the Business Corporations Law and the bylaws of the Company, shall not be entitled to preference at the grant and the exercise of the Options resultant from the Plan.

VIII.      PRICE OF EXERCISE.

8.1.        The price of exercise of the Options, to be paid by the Participants to the subscription or acquisition of the Units ("Price of Exercise") shall be of twenty three reais and fifty cents (R$ 23.50) per Unit, value equal to the price per Unit at the Public Offer of Shares ("Units") Deposit Certificates carried out by Banco Santander Brasil under the terms approved at the Board of Directors Meeting held on September 18, 2009, as informed at the final prospectus of said offer, dated as of October 06, 2009.

8.2.        The Exercise Price shall be adjusted as a result of (i) bonus in share/Unit, division or grouping of shares promoted by the Company; or (ii) corporate reorganizations and other events set forth in Chapter XIX below.

IX.          STANDARDS TO THE ACQUISITION OF THE OPTIONS VESTING RIGHTS.

9.1.         The quantity of Options subject to exercise by the Participants shall be determined according to the result of the assessment of two (2) performance standards of the Banco Santander Brasil ("Standards"): (a) Total Return to the Shareholder ("RTA") (defined under the terms of clause 9.6. below); and (b) comparison, measured as percentage, between the annual Net Profit budgeted, as determined by the Board of Directors to each exercise applicable ("Net Profit Budgeted") and the annual Net Profit realized according to the International Financing Reporting Standards, Issued by the International Accounting Standards Board - IASB ("IFRS"), to each applicable exercise ("Net Profit Realized"). To the fiscal year of 2009, exceptionally, it shall be taken into consideration, in the measurement of the Net Profit budgeted and the Net Profit Realized, the IFRS criteria adopted by Santander Spain, due to the absence of target in the criteria mentioned in the previous sentence. Each of said Standards shall determine, individually, up to fifty per cent (50%) of the number of Options subject to exercise by the Participants.

9.2.        The Standards shall be evaluated according to the following basis:-

Total Return to the Shareholder - RTA: RTA of Banco Santander Brasil shall be assessed, pursuant to the terms of Clause 9.6 below, to the period comprised between October 07, 2009 (date of begin of the negotiations of Units at the Exchange of BM&FBOVESPA S.A. - Securities, Goods and Futures Exchange ("BM&FBOVESPA S.A.") and December 31, 2011 and shall be compared to the RTAs of the main competitors, pursuant to the list of institutions selected by the Board of Directors and disclosed to the HR Department, and will determine up to fifty per cent (50%) of the number of Options subject to the exercise by the Participants. The position of Banco Santander Brasil between its competitors with respect to the RTA will determine the percentage to be applied to the total quantity of Options subject to exercise by the Participants ("RTA Percentage"), pursuant to the following table:-

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Position between the competitors - RTA	Percentage of Options Subject of Exercise
1st (first)	50%
2nd (second)	35%
3rd (third)	25%
4th (fourth)	0%

(b)          Net Profit Budgeted compared to the Net Profit Realized: The Standard shall be applied at each year (from 2009 to 2011) to stimulate the performance at each year with respect to the total period of three (3) years of this Plan. The Standard shall be calculated by the division of the (i) Net Profit Realized by the (ii) Net Profit Budgeted, in percentages, determined after (i)each year applicable and (ii) at the end of the year of 2011 to the assessment of the accumulated result throughout the years of 2009 and 2011. Amongst the Options related to this Standard (Net Profit Budgeted compared to the Net Profit Realized), which sum will determine up to fifty per cent (50%) of the Options subject to exercise by the Participants, shall be destined (i) ten per cent ) 10% of the Options granted to each year of the Plan and (ii) twenty per cent (20%) of the Options granted to the assessment of the Net Profit Realized accumulated between the years of 2009 to 2011. The tables below indicate the percentage to be applied to the total quantity of Options granted to the Participants ("Net Profit Percentage"):-

(b.1)      2009:

Percentage of the Net Profit Realized x Net Profit Budgeted (2009)	Percentage of Options Subject to Exercise
100%	10%
90%	8%
80%	5%
70%	2%
< 70%	0%

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(b.2)      Year 2011:

Percentage of Actual Net Income x Budgeted Net Income (2010)	Percentage of Options Subject to Exercise
100%	10%
90%	8%
80%	5%
70%	2%
< 70%	0%

 (b.3)     Year 2011:

Percentage of Actual Net Income x Budgeted Net Income (2011)	Percentage of Options Subject to Exercise
100%	10%
90%	8%
80%	5%
70%	2%
<70%	0%

 (b.4)     accumulated in the years 2009, 2010 and 2011:

Percentage of Actual Net Income x Budgeted Net Income (cumulative 2009, 2010 and 2011)	Percentage of Options Subject to Exercise
100%	20%
90%	16%
80%	10%
70%	4%
<70%	0%

9.3          Where the Actual Net Income compared to Budgeted Net Income results in intermediate ranges for the tables above, the calculation should be done by interpolation. If the Actual Net Income exceeds 100% of Budgeted Net Income, it shall be considered the maximum percentage of Options exercisable, or 10% (ten percent) for each fiscal year individually and 20% (twenty percent) for the accumulated over the years from 2009 to 2011.

9.4          The TSR Percentage added to Net Income Percentage applicable to each date at the end of each fiscal year during the Term of Option Exercise will be the percentage of Options that may be exercised by each participant (the "Exercise Percentage"). The Exercise Percentage applied to the total Options granted to Participants shall determine the vested options (the "Vested Options"). The Exercise Percentage shall be the same for all Participants, so that there will be no individualized calculation.

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9.5          The Options granted which have not become Vested Options shall be automatically extinguished by operation of law, regardless of prior notice or indemnity under Clause 21.2 (a) below.

9.6          for the purposes of this Plan, TSR is an indicator of financial results, calculated in percentage terms, defined by the difference between (a) the result of hypothetical investments performed individually, in Units issued by Banco Santander Brasil (SANB11) and shares of its main competitors, determined on December 31, 2011 ("Final Values"), and (b) the results of the same hypothetical investments on October 7, 2009 ("Initial Values"), as follows:

(a)          Initial Values are calculated by the weighted average by daily volume of the weighted average price of the Unit or share in question in the 15 (fifteen) working days at the BM&FBOVESPA immediately preceding October 7, 2009, inclusive, i.e. September 17, 2009 through October 7, 2009 for the competitors and for Banco Santander Brasil will be the value of R$ 23.50 per Unit;

 (b)         to define the Final Values, will be considered the values for the dividends and interest on own capital, which may be distributed to shareholders by December 31, 2011, as if they were reinvested in the paying companies on the dates on which they were made available to shareholders; and

 (c)         Final Values are calculated by the weighted average by daily volume of the weighted average price of the Unit or share in question at the BM&FBOVESPA in the 15 (fifteen) business days immediately preceding December 31, 2011.

9.6.1      For verification of the TSR, will be adopted (i) the weighted averages by daily volume of the average price of common and preferred shares issued by the main competitors of the Company, where applicable, and for the calculation of the Company, (ii) of Units of the Company - ticker SANB11. Any change of type or another in relation to shares under negotiation shall be subject to review and revision by the Board of Directors to determine the new basis for calculation.

X.           TERM AND EXERCISE OF OPTIONS

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10.1        Subject to the provisions of Chapter IX above, the Vested Options may be exercised by the Participants as of June 30, 2012 through June 30, 2014 ("Option Exercise Period"), except as otherwise provided in Chapter XII below. The exercise of Vested Options shall take place one or more times, observing the minimum exercise, each time, of 30% (thirty percent) of Vested Options granted to the Participant on the vesting date (June 30, 2012) through the delivery of the proper Option Exercise Form ("Exercise Form") duly completed and signed by the Participant. Vested Options may be exercised wholly or partly by the Participant, at their sole discretion. The Participant may exercise their Vested Options partially in a maximum of three (3) times during the Option Exercise Period.

10.2       During the Option Exercise Period, the HR Department shall release a specific schedule for the exercise of Vested Options by Participants and for the delivery of Units corresponding to exercised Options to Participants, as approved by the Board of Directors, so that the Company may have enough time to issue new shares to make up the Units and/or to purchase Units on the market aiming to physical settle the exercised Options, observing all applicable legal and regulatory requirements, especially (i) the need for approval of capital increase by the Central Bank; or (ii) compliance with deadlines and rules applicable to stock buyback programs.

10.3       Subject to the Trading Policy of Securities Issued by the Company, the Investor Relations Officer of the Company may determine at any time, restrictions on the exercise of Vested Options on dates that precede the disclosure of material facts by the Company including, but not limited to the dates that precede the close of the fiscal year and the publication of financial statements of the Company, dates between decisions to increase capital, dividends distribution, bonus in shares or stock split and the publication of the respective notices or announcements and other dates on which it is recommended to suspend the exercise of Vested Options.

10.4       Vested Options not exercised during the Option Exercise Period shall be automatically terminated by operation of law, regardless of any notice or indemnity, pursuant to Section 2.21 (b) below. If the deadline set for the exercise of Vested Options coincides with the blackout period for trading securities issued by the Company pursuant to its Policy on Disclosure of Material Act or Fact or applicable law, the Option Exercise Period shall be extended until the next date set by the HR Department for the exercise of Vested Options.

Banco Santander S.A. (Spain) shall seek to facilitate the financing, at market rates, for Participants who need funds for the subscription or purchase of Units, at the Exercise Price set forth in Section 8.1.

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XI.          RESTRICTIONS ON THE DISPOSAL OF UNITS (LOCK-UP)

11.1        The amount equivalent to 1/3 (one third) of Units arising from the exercise of Vested Options may not be disposed of by the Participant for a period of one (1) year from date of purchase of each Unit ("Lock-up Period').  For the sake of clarity, the Lock-up Period shall be counted every time the Vested Options are exercised by the Participant, i.e. should the Participant exercise the Vested Options partially, the Lock-up Period for their Units shall begin on each date on which new Units are purchased by the Participant. The Units shall remain blocked for disposal by Santander Brokerage during the Lock-up Period.

For the purposes of this Chapter XI, it is understood as "disposal" the offer, sale, promise to sell, contraction of sale, exchange, lease, promise to lease, pledge, chattel mortgage, derivative transactions backed by Units or any other form of disposal or encumbrance, whether direct or indirect, of Units.

XII.        TERMINATION, DEATH AND DISABILITY

12.1        The Options whose holders resign or are terminated from the Company and/or its subsidiaries and no longer hold executive roles in any company of this conglomerate shall have their effectiveness extinguished fully or partially, in advance, by operation of law, under this Chapter XII. Except by the provisions of Clause 12.1.1 below, the Options of members of the management shall expire on the date they leave their office, whether by resignation or by initiative of the body that elected them. In terms of employee, the extinction shall occur on the date on which their employment agreement is terminated.

12.1.1     In the event the Participant remains as an employee of the Company after their resignation or removal from office as member of the management of the Company, the Plan shall follow its normal course with respect to that Participant.

12.2        In the event of termination of the Participant, the following rules shall be observed:

(a)          in case of termination of a Participant by resignation, abdication or grounds for dismissal for cause or forfeiture of office, the Participant (i) shall lose the right to participate in the Plan, being extinguished by operation of law the Options not vested that had been granted; and (ii) may exercise their Vested Options at the first available date for exercise;

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(b)          in case of termination of a Participant by termination of employment by reason of acts performed by the Company pursuant to Article 483 of the Labor Code (CLT), or due to dismissal without cause or by mutual agreement if the Participant does not have an employment relationship, the Participant (i) may exercise their Vested Options on the first available date for exercise, (ii) may exercise the Options not yet vested in proportion to the amount of time spent by the Participant in the Plan, observing the following formula:

Termination Date - Date of grant of Options = % of Options not exercisable that will be the basis for calculation of the options that may be exercised

        Total Period of the Plan (in # of days)

 (b.1)     as an example, below is the application of the above formula with hypothetical dates:

08.20.2010 - 01.22.2010 =          210 (days) = 23.59%

                890                                        890

Where:

08.20.2010 = Participant Termination Date

01.22.2010 = Date of Grant of Options

890 = total number of days of the Plan = 06.30.12 - 01.22.2010

If the performance parameters described in Chapter IX add up to 90%, for example, the Percentage of Options not exercisable which shall be allocated to the Participant who is terminated in the assumptions of Clause 12.2 (b) above shall be: 90% x 23.59% = 21.23%

(b.2)      the number of Options thus calculated shall be subject to the Exercise Percentage;

(b.3)      the exercise can be done on the first available date for exercise, if such period has not yet started, or on the date of termination, if within the Option Exercise Period;

(c)          in case of death of the Participant, the Options may be exercised in full by their successor in the Option Exercise Period, without the application of the Participant’s percentage of time spent in the Plan, but applying the Exercise Percentage described in Chapter IX;

(d)          in case of permanent disability of the Participant, as proven by two (2) medical records (public and private institution), the Options may be exercised in full by the Participant in the Option Exercise Period, without the application of the Participant’s percentage of time spent in the Plan, but applying the Exercise Percentage as described in Chapter IX;

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(e)          in case of the Participant’s medical leave, the Plan shall run in its normal course; and

(f)           in case of retirement of the Participant for length of service, the provisions of item (b) above shall apply.

12.3        In the event that the Participant is terminated from the Company to be transferred to another company within the Santander group located outside of Brazil, the provisions of Clause 11.2 (b) above shall apply at the time of their termination from the Company. Additionally, the conditions shall be verified so that the expatriate Participant may participate in a long-term incentive plan sponsored by the Santander unit of the group that receives them.

12.4        For the sake of clarity, it is clarified that the same Parameters shall be used for all Participants, including those who are terminated and under the other assumptions described in this Chapter XII, since the Parameters refer to the Company's performance in periods already specified and its calculation shall always follow the terms of Chapter IX, regardless of the date of termination or the occurrence of other cases described in Chapter XII.

XIII.      QUANTITATIVE ADJUSTMENT OF OPTIONS

13.1        In order to preserve the objectives of the Plan, the numbers of Options, or their exercise price shall be adjusted up or down upon the occurrence of: (a) a stock split, reverse stock split or stock dividends, (b) merger, amalgamation, division; (c) other procedures of similar nature and relevant meaning. Any adjustments shall also be reflected in the calculation of the Final Values for purposes of the TSR.

13.2        The HR Department, under the supervision of the Board of Directors, shall implement the aforementioned quantitative adjustments using the methods used by the BM&FBOVESPA to make similar adjustments in its stock markets.

XIV.       NOTICE OF EXERCISE AND PAYMENT TERMS

14.1        The Participant shall notify the exercise of Options to the HR Department in the period prior to the effective date of subscription or purchase the Units in accordance with terms approved by the Board of Directors, pursuant to Clause 10.2 above.

14.2        The payment of the subscribed or purchased Units shall be made by the Participant in cash, upon subscription or purchase, in local currency.

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XV.        NON BINDING

15.1        This Plan constitutes an onerous transaction exclusively civilian in nature and does not create any labor or social security obligation between Banco Santander Brasil and the Participants, whether statutory members of management or employees.

XVI.       NON INTERFERENCE IN RESPECT OF EMPLOYMENT RELATIONSHIP, TERM OF OFFICE OR CONTRACT

16.1        No provision of this Plan shall be construed as constituting rights to employed Participants, in addition to those inherent to the Options, whose nature is purely civilian, nor shall it give rights to the Participants relating to the guarantee of permanence as an employee or interfere in any way with the Company’s right, subject to statutory conditions and those of the employment agreement, to terminate at any time the relationship with the Participant.

16.2        Nothing in this Plan shall confer also to any Participant member of management, holder of an Option, rights related to their permanence until the end of their term, or interfere in any way in the right of the Company to terminate them, or provide the right to their reelection to the post.

XVII.     DELIMITATION OF THE PARTICIPANT’S RIGHTS

17.1        No Participant shall have any rights and privileges of shareholders of the Company until the date of settlement of the exercise of Options, with the transfer of the Units to Participants.

XVIII.   DIVIDENDS AND BONUSES

18.1        The Units acquired by the recipients of Options shall be entitled to dividends, interest on own capital and other income declared by the Company from the date of the physical settlement of the exercise of Options, with the transfer of Units to the Participant.

XIX.       CORPORATE REORGANIZATION

19.1        Should the shareholders at an Extraordinary General Meeting resolve on (i) the delisting of the Company's special listing then in force, except in the event the Company migrates to the Novo Mercado listing special segment of BM&FBOVESPA; or (ii) a corporate reorganization operation, in which the resulting company is not admitted for trading on the special listing then in force, except if this segment is the Novo Mercado, the Board of Directors may, at its sole discretion, approve that the Options are released to be exercised in whole or in part by the Participants. The Board of Directors may also establish special rules that allow the Units subject to the Options to be sold in a public offer of acquisition to be effected under the Listing Rules and Bylaws then in force.

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19.2        In the event the Company were to join the special Novo Mercado listing of the BM&FBOVESPA, the Board shall set the number of common shares issued by Banco Santander Brasil that may be subscribed by Participants in respect of the exercise of each Option.

XX.        DISPOSAL OF CONTROL

20.1       In the case of disposal, directly or indirectly, by the controllers of the Company, either by a single operation, or through successive operations, of a number of shares involving change of control of the Company under the Listing Rules then applicable to the Company, the Board of Directors may in its sole discretion, approve that the Options are released to be exercised in whole or in part by the Participants. The Board of Directors may establish special rules that allow the underlying shares of the Options to be sold at the public offer of acquisition.

XXI.       EFFECTIVE DATE AND TERMINATION OF THE PLAN

21.1        The Plan takes effect immediately after its approval by the Extraordinary General Meeting of the Company and shall be in force until June 30, 2014. It is provided, however, that the Plan may be terminated, suspended or amended at any time, as proposed by the Board of Directors adopted at an Extraordinary General Meeting. The termination of the Plan will not affect the effectiveness of Options still in force granted under it.

21.2        The Options granted under the Plan shall terminate automatically and shall cease all their effects by operation of law, in the following cases:

(a)          they do not become Vested Options or upon their full exercise, in respect of Vested Options;

(b)          after the expiry of the Option Exercise Period; or

(c)          upon the dissolution of the Option Agreement; or

(d)          if the Company is wound up, liquidated or has its bankruptcy decreed.

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XXII.     SUPPLEMENTARY PROVISIONS

22.1        The Board of Directors, in the interests of the Company and its shareholders, may revise the terms of this Plan, provided it does not change its basic principles, especially the ceilings for the issuing of shares for the composition of the Units under the Plan, approved by the General Meeting.

22.2       The Board of Directors may also establish special treatment for special cases and situations for the duration of the Plan, provided they do not affect the rights already granted to Participants, nor the basic principles of the Plan. This particular treatment does not constitute enforceable precedent for other Participants.

22.3       Each Participant shall be responsible for compliance with current tax legislation and for their respective collection of taxes on the Plan.

22.4       Any significant legal change regarding the regulation of corporations and/or the tax effects of a plan of options to purchase shares may lead to their partial or full review, or even suspension or revocation at the discretion of the Board of Directors, respecting the rights of Participants who already have Vested Options.

22.5       Omissions shall be regulated by the Board of Directors.

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ITEM 13 - ANNEX II

LONG-TERM INCENTIVE PLAN - INVESTMENT IN CERTIFICATE OF DEPOSIT OF SHARES ("UNITS") OF BANCO SANTANDER ( BRASIL) S.A.

I.             DEFINITIONS

Each of the expressions listed below capitalized herein is used in the singular or plural, as appropriate, with the meanings given below:

Expression	Meaning

Plan	Long Term Incentive Plan available to certain employees of Banco Santander Brasil, under Clause 2.1.

Banco Santander Brasil or Company	Banco Santander (Brasil) S.A.

Participants

Employees of Banco Santander Brasil, including management, employees of management-level and other employees of Banco Santander Brasil and companies under its control to whom the Plan is offered, pursuant to Section 2.1.

Bonus	The payment of funds in cash by the Company to Participants pursuant to Section 3.1.

Units	Share Deposit Certificates representing, each, 55 (fifty-five) common shares and 50 (fifty) preferred shares of the Company under Clause 3.1.

Board of Directors	The Board of Directors of Banco Santander Brasil.
Santander Brokerage	Santander S.A. Corretora de Câmbio e Títulos.

BM&FBOVESPA	BM&FBOVESPA S.A. - Stock, Commodities and Futures Exchange.

HR Department	The Human Resources Department of Banco Santander Brasil.

Agreement	Agreement to be signed between the Company and the Participants to formalize the plan, pursuant to Section 6.1 (i).

Number of Reference Units	The number of reference Units for this Plan applicable to the respective cycle, pursuant to Clause 6.1 (b).

Investment Form	The document, to be signed by the Participants, together with the Agreement, for purposes of investing in Units under this Plan, pursuant to Clause 6.1 (ii).

Parameters	The parameters, defined in this Plan, which will be used by the Board of Directors for measuring the values of the Bonds, pursuant to Chapter VIII.

TSR	Total Shareholder Return, pursuant to Chapter VIII.

Budgeted Net Income	Net Income of the Company determined by the Board of Directors in each fiscal year, in accordance with IFRS, pursuant to Clause 8.1.

IFRS	The International Financial Reporting Standards issued by the International Accounting Standards Board - IASB.

Actual Net Income	Actual Net Income of the Company in each fiscal year, calculated under IFRS, pursuant to Clause 8.1.

TSR Percentage	Comparison between the STR of Banco Santander Brasil and the STR of its main competitors, which will serve as a measure to determine the value of the Bonds, pursuant to Section 8.2 (a).

Net Income Percentage	Comparison between Budgeted Net Income and Actual Net Income, which will serve as a measure to determine the value of the Bonds, pursuant to Section 8.2 (b).

Performance Percentage	Result of the sum of TSR Percentage and Net Income Percentage, pursuant to Clause 8.4.

Final Values

Results of hypothetical applications performed individually, in Units and shares of major competitors of the Company, determined in each of the three cycles on 12.31.2011, 12.31.2012 and 12.31.2013, pursuant to Clause 8.5.

Initial Values

Results of hypothetical applications performed individually, in Units and shares of the main competitors of the Company, determined in each of the three cycles on 10.07.2009, 12.31.2009 and 12.31.2010, pursuant to Clause 8.5.

Lock-up Period	Period during which the Participant may not dispose of the Units acquired under the Plan, pursuant to Clause 10.1.

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II.           OBJECTIVES OF THE LTI PLAN

2.1          This Long Term Incentive Plan ("Plan") represents an investment opportunity for certain employees of BANCO SANTANDER (BRAZIL) S.A. ("Banco Santander Brasil" or the "Company"), including management, management-level employees and other employees of Banco Santander Brasil and companies under its control ("Participants"). The Plan has the following objectives:

(a)          align the interests of Banco Santander Brasil and of the participants with a view, on the one hand, to growth and profitability of the Company and on the other hand, the recognition of the contribution of Participants to the development of activities of Banco Santander Brasil;

(b)          enable the Company to retain the Participants in its workforce, offering them, as an additional benefit, the opportunity to become, or increase their interest as, shareholders of the Company, on the terms, conditions and forms provided herein; and

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(c)          promote the good performance of the Company and of the shareholder interests through a long-term commitment by the Participants.

2.2          The Plan represents a form of investment in the stock market that involves a high degree of risk. Participants who come to participate in this Plan should be aware that the Company is subject to various risk factors that can adversely affect its businesses and results and, therefore, the amount of investments that will be used in this plan. The Participants shall recognize, through the signing of a Participation Form (as defined below), that (i) they had the option not to join in this Plan; (ii) the Plan represents a benefit for participants in addition to their current remuneration packages; and (iii) the present Plan represents an investment opportunity that will encourage the proper performance of their duties with the Company.

III.         PURPOSE OF THE PLAN

3.1          The purpose of the Plan is the payment of funds in cash by the Company to Participants ("Bonus"), of which some portion must be used to purchase Certificates of Deposit of Shares ("Units") representing, each, 55 (fifty-five) common shares and 50 (fifty) preferred shares issued by Banco Santander Brasil.

3.2          Observing the parameters for payment of the Bonus defined in Chapter VIII below, the Bonus shall be paid to participants after the measurement applicable to each of the three (3) successive cycles, each comprising a period of three (3) fiscal years, as follows:

(a)          1st Cycle: years 2009, 2010 and 2011;

(b)          2nd Cycle: years 2010, 2011 and 2012; and

(c)          3rd Cycle: years 2011, 2012 and 2013.

3.2.1      The payment of Bonus applicable to each cycle will be performed as follows:

(a)          1st Cycle: until July 20, 2012;

(b)          2nd cycle: until July 20, 2013; and

(c)          3rd Cycle: until July 20, 2014.

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3.3          The Bonus will be calculated in accordance with Chapter IX and paid according to specifications approved by the Board of Directors of the Company ("Board of Directors") and, when involving members of management, within the overall remuneration ceiling of the management adopted at the Annual General Meeting of the Company.

3.4          The Company shall comply with the tax, labor and social security laws incident on the payment of Bonuses, including with regard to the deduction of income tax at source on amounts paid to Participants.

3.5          At the time of payment of Bonus, the Participants shall invest in Units an amount equivalent to 50% (fifty percent) of the amount of Bonuses paid, after the deduction of all taxes, charges and deductions, and the remaining net value of the Bonds may be used freely by the Participants. To this end, the Company shall, on behalf and on account of the Participant, send an order to buy Units to Santander S.A. Corretora de Câmbio e Títulos no later than five (5) business days from the date payment of the Bonus ("Santander Brokerage").

3.6          The investment in Units by the Participants will take place through the acquisition of Units in the sessions of the BM&FBOVESPA S.A. - Stock, Commodities & Futures Exchange (“BM&FBOVESPA"). Investments will be made according to existing market conditions at the times of payment of the Bonuses.

IV.          ADMINISTRATION OF THE PLAN

4.1          This Plan shall be administered by the Board of Directors with the assistance of the Human Resources Department of the Company (“HR Department”). The Board of Directors will, among others, have the necessary powers to:

(a)          decide on any and all provisions relating to the administration of this Plan, detailing and application of general rules set out herein;

(b)          decide on the list of Participants and the framework of the Participants in one of the cycles that make up this Plan;

(c)          establish and modify the dates on which the Bonuses may be paid, the terms of investment in Units and all other terms and conditions of the Investment Form (as defined below), plus any adjustments that may be performed due to changes implemented in the relevant laws;

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(d)          analyze exceptional cases arising out of or relating to this Plan;

(e)          settle any doubts about the interpretation of the general rules set forth in this Plan;

(f)           approve the terms and contents of the Agreement (as defined below) and any other documentation relating to the Plan; and

(g)          propose amendments to the Plan in view of changes to plans of similar nature adopted by other companies of the Santander group.

4.2          The HR Department shall oversee the implementation of the Plan hereunder, including but not limited to, calculation of Parameters (as defined below), and shall make all communications applicable to Participants during the course of the Plan.

V.           PARTICIPANTS OF THE PLAN

5.1          For the purposes of this Plan, for each of the three cycles will be considered Participants those who are determined by the Board of Directors and reported to the HR Department, whose choice will take into account the seniority in the Santander in Brazil group. Once defined the Participants that comprise a particular cycle, the entry of new participants in this cycle will not be permitted; however, it will be possible (a) to move Participants from one cycle to another cycle; and (b) subject to the provisions of Chapter XI, the removal of the Participant at any time of the cycle, in accordance with decisions taken by the Board of Directors.

VI.          AGREEMENT; INVESTMENT FORM

6.1          Subject to the provisions of this Plan, Participants must sign:

(i)           an agreement of the Plan ("Agreement") upon eligibility as a Participant in each cycle of this Plan, which shall include, among other provisions:

(a)          the full consent of the Participant to the terms and conditions herein for the relative cycle;

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(b)          the number of Units of reference for purposes of this Plan applicable to the respective cycle ("Number of Reference Units"), and the actual number shall be fixed when the Bonus is established due to the application of the Parameters (as defined below); and

(c)          the agreement with a discount on payroll for investment in Units as provided herein; and

(ii)          an investment form ("Investment Form") to be signed together with the Agreement that shall define, among other provisions, the investment in Units as a result of the determination of the Bonus.

6.2          The number of Reference Units for calculating the bonus payable to each Participant under this Plan shall be set freely by the Board of Directors at each cycle according to the importance and essentiality of the function, the potential of the Participant, the involvement in strategic projects and the value added they provide to the Company. The exact values to be paid to Participants in respect of Bonus in each fiscal year shall be determined after the application of the Parameters and shall be calculated in accordance with Chapter IX below.

VII.        QUANTITATIVE LIMITS; NO DILUTION

7.1          The Plan will not cause dilution of the share capital of Banco Santander Brasil, since investment in Units will be accomplished through direct purchases in the market.

VIII.      PARAMETERS FOR THE PAYMENT OF BONUS

8.1          The values of the Bonus shall be determined in accordance with the measurement of two (2) performance parameters of Banco Santander Brasil in each applicable cycle (the "Parameters"): (a) the Total Shareholder Return ("RTA") (defined pursuant to Clause 8.5 below); and (b) comparison, measured as percentage, between the Budgeted annual Net Income, as determined by the Board of Directors for each applicable fiscal year ("Budgeted Net Income), and actual annual Net Income in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board - IASB ("IFRS") applicable for each applicable year ("Actual Net Income"). For the fiscal year 2009, the IFRS criterion adopted by Santander Spain will exceptionally be taken into account, for nonexistence of goal in the criteria mentioned in the previous sentence. Each of said Parameters shall determine, individually, up to 50% (fifty percent) of the values for calculating the Bonus to be received by the Participants.

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8.2.        The parameters shall be evaluated on the following basis:

(a)          Total Shareholder Return - STR: The STR of Banco Santander Brasil shall be determined, under the terms of Article 8.5 below, in the fiscal years of each cycle and shall be compared with the STRs of its main competitors, according to the list of institutions chosen by the Board of Directors and disclosed to the Human Resources Department. The position of Banco Santander Brasil among its competitors in relation to the STR shall determine the applicable percentage in each fiscal year (the “STR Percentage”), as shown below:

Position among competitors - STR	Percentage of Bonus to be applied to the Participant
1st (first)	50%
2nd (second)	35%
3rd (third)	25%
4th (fourth)	0%

(b)          (B) Budgeted Net Income compared to Actual Net Income: The parameter shall be applied in each fiscal year over the course of three (3) cycles (from 2009-2014) to encourage performance each year as well as the total period of three (three) years of each cycle. The parameter shall be calculated by dividing (i) Actual Net Income by (ii) Budgeted Net Income in percentage terms, determined after (i) each applicable fiscal year, and (ii) at the end of each cycle to measure the results accumulated over the years of each cycle. Will be used (i) 10% (ten percent) for each year of the cycle; and (ii) 20% (twenty percent) for the measurement of Actual Net Income accumulated in each cycle. The tables below indicate the percentage to be applied in accordance with Chapter IX below (the "Net Income Percentage")

                (b.1)      1st Cycle - years 2009 to 2011

Year 2009:

Percentage of Actual Net Income x Budgeted Net Income (2009)	Percentage of Bonus to be applied to the Participant
100%	10%
90%	8%
80%	5%
70%	2%
< 70%	0%

Year 2010:

Percentage of Actual Net Income x Budgeted Net Income (2010)	Percentage of Bonus to be applied to the Participant
100%	10%
90%	8%
80%	5%
70%	2%
< 70%	0%

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Year 2011:

Percent of Net Income x Net Income Achieved Budgeted (2011)	Percentage of Bonus to be applied to the Participant
100%	10%
90%	8%
80%	5%
70%	2%
<70%	0%

Accumulated over the 1st Cycle (years 2009, 2010 and 2011):

Percentage of Actual Net Income x Budgeted Net Income (cumulative 2009, 2010, 2011)	Percentage of Bonus to be applied to the Participant
100%	20%
90%	16%
80%	10%
70%	4%
<70%	0%

8.2.1      The Board of Directors shall in due course set the percentage to be applied to measure the Net Income Percentage of in the 2nd and 3rd cycles.

8.3         Where the Actual Net Income compared to Budgeted Net Income results in intermediate ranges for the tables above, the calculation should be done by interpolation. If the Actual Net Income exceeds 100% (one hundred percent) of Budgeted Net Income, the maximum percentage will be considered for each Participant, i.e. 10% (ten percent) for each fiscal year individually and 20% (twenty percent) for the accumulated in each cycle.

8.4         The TSR Percentage added to Net Income Percentage applicable to each fiscal year shall be the percentage to be applied to each Participant (the "Performance Percentage"). The Performance Percentage shall determine the Bonus and basis for calculating the investment in Units, pursuant to Chapter IX below. The Performance Percentage shall be the same for all participants, so there is no individualized calculation.

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8.5         For the purposes of this Plan, TSR is an indicator of financial results, calculated as a percentage, defined by the difference between (a) the result of hypothetical investments made individually, in Units issued by Banco Santander Brasil and shares of its main competitors, calculated for each of the three cycles on December 31, 2011, December 31, 2012 and December 31, 2013, respectively ("Final Values"); and (b) the result of the same hypothetical investments for each of the three cycles on October 7, 2009, December 31, 2009 and December 31, 2010, respectively ("Initial Values"), as follows:

(a)          Initial Values are calculated by the weighted average by daily volume of the weighted average price of the Unit or share at the BM&FBOVESPA in the 15 (fifteen) working days immediately preceding:

1st Cycle: October 7, 2009 inclusive, i.e. September 17, 2007 through October 7, 2009 for competitors and Banco Santander Brasil shall be $ 23.50 per Unit;

2nd Cycle: December 31, 2009; and

3rd Cycle: December 31, 2010.

(b)          to define the Final Values, will be considered the values for the dividends and interest on own capital, which may be distributed to shareholders by December 31, 2011, December 31, 2012 and December 31, 2013, for each applicable cycle, as if they were reinvested in the paying companies on the dates on which they were made available to shareholders;

(c)          Final Values are calculated by the weighted average by daily volume of the weighted average price of the Unit or share in question at the BM&FBOVESPA in the 15 (fifteen) business days immediately preceding December 31, 2011, December 31, 2012 and December 31, 2013, for each applicable cycle;

(d)          as above, exceptionally, the 1st Cycle shall have a shorter determination period based on the date of commencement of trading of the Units on the floor of the BM&FBOVESPA.

8.5.1      For verification of the TSR, will be adopted (i) the weighted averages by daily volume of the average price of common and preferred shares issued by the main competitors of the Company, where applicable, and for the calculation of the Company, (ii) of Units of the Company - ticker SANB11. Any change of type or another in relation to shares under negotiation shall be subject to review and revision by the Board of Directors to determine the new basis for calculation.

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8.6         Subject to the Trading Policy of Securities Issued by the Company, the Investor Relations Officer of the Company may determine at any time, restrictions on the investment in Units on dates that precede the disclosure of material facts by the Company including, but not limited to the dates that precede the close of the fiscal year and the publication of financial statements of the Company, dates between decisions to increase capital, dividends, bonus in shares or split and the publication of the respective notices or announcements and other dates in which it is recommended to suspend the investment.

IX.          CALCULATION OF BONUS; CALCULATION OF INVESTMENT IN UNITS

9.1          The Bonus for each Participant, in each cycle, shall be calculated according to the following formula:

Number of Reference Units x Performance Percentage x Payment Price

Where:

Number of Reference Units: as defined in Clause 6.1 (b) above

Performance Percentage: as defined in clause 8.4 above

Payment Price: calculated by the weighted average by daily volume of the weighted average price of the Unit at the BM&FBOVESPA in the 15 (fifteen) business days immediately preceding June 10, 2012, June 10, 2013 and June 10, 2014, for each applicable cycle.

9.2.        The investment in Units shall be made in an amount equivalent to 50% (fifty percent) of the amount of Bonuses paid, after deductions for all taxes, charges and deductions, pursuant to Sections 3.5 and 3.6 above.

X.           RESTRICTIONS ON THE DISPOSAL OF UNITS (LOCK-UP)

10.1        The amount of Units that comprise the investment under this Plan may not be disposed of by the Participant during the period of one (1) year from date of purchase of each batch of Units ("Lock-up Period"). For the sake of clarity, the Lock-up Period shall be initiated every time investment in Units are made by the Participant as a result of the distribution of Bonuses. The Units shall remain blocked for disposal by Santander Brokerage during the Lock-up Period.

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10.2       For the purposes of this Chapter X, it is understood as "disposal" the offer, sale, promise to sell, contraction of sale, exchange, lease, promise to lease, pledge, chattel mortgage, derivative transactions backed by Units or any other form of disposal or encumbrance, whether direct or indirect, of Units.

XI.          TERMINATION, DEATH AND DISABILITY

11.1        Subject to the provisions of clause 11.2 below, the Plan shall have its validity extinguished in advance, by operation of law, with respect to Participants who resign or are terminated from the Company and/or its subsidiaries and no longer hold executive roles in any company of this conglomerate.

11.2        In the event of termination of the Participant, the following rules shall be observed:

(a)          in case of termination of a Participant by resignation, abdication or grounds for dismissal for just cause or removal from office, the Participant shall lose the right to participate in the Plan, so that they will have no right to receive future Bonuses;

(b)          in case of termination of a Participant for termination of employment by reason of acts performed by the Company pursuant to Article 483 of the Consolidation of Labor Laws or by reason of dismissal without just cause or by mutual agreement if the Participant does not have an employment relationship, the Participant shall receive, at the time of making payments to other Participants of the relative cycle, the value of Bonus proportional to the time of permanence of the Participant in the Plan, subject to the Performance Percentage in accordance with the following formula:

Termination Date - Cycle Start Date = % to be applied on the Bonus

        Total Period of Cycle (in # of days)

(b.1)      as an example, below is the application of the above formula with hypothetical dates:

08.20.2010 - 01.22.2010 =          210 (days) = 23.59%

                890                                        890

Where:

08.20.2010 = Participant Termination Date

1.22.2010 = Cycle Start Date

890 = total days of the Cycle = 06.30.12 - 01.22.2010

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(b.2)      the percentage so calculated (in this example, 23.59%) will be applied to the Bonds, such that a new Number of Reference Units will be established to which the Percentage of Performance will be applied. After these measurements, the bonus will be paid.

(c)          in case of death of the Participant, the Bonus will be paid to their successors after the applicable cycle without the application of the percentage of Participant's time spent in the cycle of the Plan, but applying the Performance Percentage, pursuant to calculating provisions in Chapter IX above;

(d)          in case of permanent disability of the Participant, as proven by two (2) medical records (public and private institution), the bonus will be paid to the Participant after the cycle without the application of the percentage of the Participant’s time spent in the applicable cycle of the Plan, but applying the Performance Percentage pursuant to calculation provisions of Chapter IX above;

(e)          in case of the Participant’s medical leave, the Plan shall run in its normal course; and

(f)           in case of retirement of the Participant for length of service, the provisions of item (b) above shall apply.

11.2.1     It is clarified that in situations described in items (b), (c) (d) and (f) of Clause 11.2 above, it shall not be required of the Participant or its successors, as appropriate, to make investment in Units.

11.3        In the event that the Participant is terminated from the Company to be transferred to another company within the Santander group located outside of Brazil, the provisions of Clause 11.2 (b) above shall apply at the time of their termination from the Company. Additionally, the conditions shall be verified so that the expatriate Participant may participate in a long-term incentive plan sponsored by the Santander unit of the group that receives them.

11.4        For the sake of clarity, it is clarified that the same Parameters shall be used for all Participants, including those who are terminated and under the other assumptions described in this Chapter XI, since the Parameters refer to the Company's performance in periods already specified and its calculation shall always follow the terms of Chapter VIII, regardless of the date of termination or the occurrence of other cases described in Chapter XI. It is clarified further that the Bonus payments shall occur in each cycle, concurrently to all Participants or successors, as applicable, regardless if the Participant is to remain or not an employee of Banco Santander Brasil at the times of payment of Bonus.

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XII.        QUANTITATIVE ADJUSTMENTS IN THE NUMBER OF REFERENCE UNITS

12.1        In order to preserve the objectives of the Plan, the numbers of Reference Units shall be adjusted up or down upon the occurrence of: (a) a stock split, reverse stock split or stock dividends, (b) merger, amalgamation, division; (c) other procedures of similar nature and relevant meaning. Any adjustments shall also be reflected in the calculation of the Final Values for the purposes of the STR.

12.2        The HR Department, under the supervision of the Board of Directors, shall implement the aforementioned quantitative adjustments using the methods used by the BM&FBOVESPA to make similar adjustments in its stock markets.

XIII.      NON INTERFERENCE IN RESPECT OF EMPLOYMENT RELATIONSHIP, TERM OF OFFICE OR CONTRACT

13.1        No provision of this Plan shall be construed as constituting rights to employed Participants, in addition to those inherent to the Bonuses, nor shall it give rights to the Participants relating to the guarantee of permanence as an employee or interfere in any way with the Company’s right, subject to statutory conditions and those of the employment agreement, to terminate at any time the relationship with the Participant.

13.2        Nothing in this Plan shall confer also to any Participant member of management or manager of the Board of Directors, rights related to their permanence until the end of their term, or interfere in any way in the right of the Company to remove them, or provide the right to their reelection to the post.

XIV.       EFFECTIVE DATE AND TERMINATION OF THE PLAN

14.1        The Plan takes effect immediately after its approval by the Extraordinary General Meeting of the Company and shall be in force until December 31, 2014. It is provided, however, that the Plan may be terminated, suspended or amended at any time, as proposed by the Board of Directors and adopted at an Extraordinary General Meeting. The termination of the Plan will not affect the payment of Bonuses, but will suspend or cancel, as appropriate, the payment of future Bonuses.

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XV.        SUPPLEMENTARY PROVISIONS

15.1        The Board of Directors, in the interests of the Company and its shareholders, may revise the terms of the Plan, provided it does not change its basic principles, especially the maximum amounts payable under the Plan, approved by the General Meeting.

15.2        The Board of Directors may also establish special treatment for special cases and situations for the duration of the Plan, provided it does not affect the rights already granted to Participants, nor the basic principles of the Plan. This particular treatment does not constitute enforceable precedent for other Participants.

15.3        Each Participant shall be responsible for compliance with current tax legislation and for their respective collection of taxes on the Plan.

15.4        Any significant legal change regarding the regulation of corporations and/or the tax effects of applicable to the Company and the Participants may lead to the partial or full review of the Plan, or even suspension or revocation at the discretion of the Board of Directors, respecting the rights of Participants who already have Bonuses receivable.

15.5        Omissions will be regulated by the Board of Directors.

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14. Human Resources

14.1. Describe the human resources of the issuer, providing the following information:

a. Number of employees (total, by groups based on activity performed and by geographical location)

Based on the activity performed (*)

AREAS	Dec/07	Dec/08	Dec/09

Corporate Areas	5,698	8,084	10,987
Global Banking & Markets	1,505	5,054	1,046
Retail	15,762	40,211	39,208

TOTAL	22,965	53,349	51,241

By geographical location (*)

	Dec/07	Dec/08	Dec/09
STATE	FREQ	FREQ	FREQ
AC	-	21	20
AL	32	149	152
AM	28	234	219
AP	22	58	54
BA	102	672	662
CE	49	334	330
DF	164	695	670
ES	79	390	366
GO	86	456	440
MA	-	108	99
MG	494	3,298	3,171
MS	25	262	259
MT	23	224	219
PA	-	242	235
PB	33	404	395
PE	45	1,468	1,420
PI	28	83	84
PR	669	1,763	1,697
RJ	1,559	6,597	6,401
RN	37	161	155
RO	31	62	60
RR	-	46	43
RS	1,299	1,971	1,937
SC	475	1,101	1,033
SE	-	67	68
SP	17,685	32,444	31,013
TO	-	39	39
TOTAL	22,965	53,349	51,241

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 (*) - Considers Santander Brasil

b. Number of outsourced personnel (grouping them by type of activities performed and by geographic location)

Service	City	State	dec/07	dec/2008	dec/2009
Money operations follow up	São Paulo	SP	3	3	3
Property management	São Paulo	SP	33	23	20
Apprentice teenager	Rio de Janeiro	RJ	1	2	3
	São Paulo	SP	323	699	987
Filing of Contracts	São Paulo	SP	42	24	23
Disposal and lease of property	São Paulo	SP	27	34	23
Safety Analyst	São Paulo	SP	-	-	14
Assistance to clients' claims	São Paulo	SP	260	227	218
Systems development and maintenance	Porto Alegre	RS	2	4	-
	São Paulo	SP	1,224	1,667	2,603
Systems homologation	São Paulo	SP	120	105	40
Cleaning, pantry and gardening	Porto Alegre	RS	21	21	21
	São Paulo	SP	1,681	1,684	1,685
Computing equipment maintenance	Porto Alegre	RS	1	1	1
	São Paulo	SP	30	23	13
Production operation, scheduling & analysis	São Paulo	SP	95	79	174
Outpatient services	Rio de Janeiro	RJ	-	-	3
	São Paulo	SP	25	26	48
Clerical services	Goiânia	GO	1	1	1
	Porto Alegre	RS	8	8	9
	Rio de Janeiro	RJ	14	13	12
	São Paulo	SP	583	1,095	1,963
Accounting services	São Paulo	SP	53	69	66
Cultural services	Porto Alegre	RS	29	17	15
Contract review services	São Paulo	SP	21	11	10
Business support services	São Paulo	SP	90	84	77
Operation support services	Porto Alegre	RS	1	1	1
	Rio de Janeiro	RJ	2	2	2
	São Paulo	SP	1,019	729	630
Advisory services	São Paulo	SP	1	1	1
Audit services	São Paulo	SP	54	33	54
Library services	São Paulo	SP	1	1	1
Call center services	Rio de Janeiro	RJ	-	-	20
	São Paulo	SP	7,077	9,821	15,028
Purchase and employment services	São Paulo	SP	26	53	52
Consulting services	Porto Alegre	RS	-	-	2
	Rio de Janeiro	RJ	2	2	2
	São Paulo	SP	179	444	1,270
Marketing and database services	São Paulo	SP	48	21	4
Document typing services	São Paulo	SP	160	159	156
Car parking services	São Paulo	SP	15	15	15
Press services	Porto Alegre	RS	2	3	4
	São Paulo	SP	4	3	4
Document handling services	São Paulo	SP	72	98	99
Building and network maintenance services	Porto Alegre	RS	8	7	6
	Rio de Janeiro	RJ	12	8	8
	São Paulo	SP	178	163	186
Marketing services	São Paulo	SP	17	18	26
ATMs and RE monitoring services	São Paulo	SP	25	20	16
Market research services	São Paulo	SP	4	7	6
Budget planning services	São Paulo	SP	14	6	5
Private Pension Fund services	São Paulo	SP	97	70	79
Credit recovery services	São Paulo	SP	1,164	1,985	3,147
Security services	Belo Horizonte	BH	14	12	5
	Porto Alegre	RS	1	1	5
	Rio de Janeiro	RJ	373	319	14
	São Paulo	SP	-	-	455
Support services	São Paulo	SP	-	-	4
Telecommunication services	Porto Alegre	RS	2	3	2
	São Paulo	SP	110	86	66
Telemarketing services	São Paulo	SP	741	686	675
Transportation and dispatch services	Rio de Janeiro	RJ	4	4	4
	São Paulo	SP	137	146	163
Banking products sales services	Porto Alegre	RS	1	1	1
	São Paulo	SP	225	223	219
Food area services	São Paulo	SP	152	161	233
Santander Brasil leisure area services	São Paulo	SP	34	26	67
Legal services	São Paulo	SP	7	15	57
Operating services	Porto Alegre	RS	10	14	8
	Rio de Janeiro	RJ	1	1	2
	São Paulo	SP	213	354	812
Call center services	Porto Alegre	RS	-	1	2
	São Paulo	SP	5	27	668
Temporary services	Porto Alegre	RS	1	-	-
	São Paulo	SP	118	103	105
Production support	São Paulo	SP	78	66	85
Technical support	Belo Horizonte	BH	1	1	2
	Curitiba	PR	1	1	1
	Porto Alegre	RS	1	1	2
	Rio de Janeiro	RJ	1	2	2
	São Paulo	SP	229	257	737
Telephone operators and receptionists	Porto Alegre	RS	6	7	5
	Rio de Janeiro	RJ	4	2	1
	São Paulo	SP	288	283	314
Travels and tourism	São Paulo	SP	5	7	21
Grand Total			17,632	22,400 (*)	33,593(*)

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 (*) It includes third parties of companies Isban e Produban

c. Employee turnover rate

2010 - 1st quarter	dec-09	mar-10	Turnover
Santander Brasil	48,647	49,345	2.6%

2009 - after legal integration	may-09	dec-09	Turnover
Santander Brasil	47,697	48,647	6.9%

2008 - only Santander	dec-07	dec-08	Turnover
Santander Brasil	21,479	19,738	17.6%

2007 - only Santander	dec-06	dec-07	Turnover
Santander Brasil	21,270	21,479	18.5%

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d. registrant’s exposure to labor liabilities and contingent liabilities

Like in many other Brazilian financial institutions, we are defending ourselves from lawsuits filed by unions, or individual labor claims brought by employees who, in general, claim payment of worked overtime, salary loss and other labor rights, including suits related to retired employee claims regarding retirement benefits. We believe that we have already paid or properly provisioned all these potential liabilities. On December 31, 2009, the total amount of labor claims classified as possible and probable losses was approximately R$ 4,399.5 million. Of this total, we provisioned R$3,094.00 million for employment suits corresponding to losses considered as likely.

14.2 Discuss any relevant changes occurred in relation to figures released in item 14.1 above.

The increase in headcount is due to the incorporation of Banco Real in 2009.

14.3 Describe policies for remuneration of employees of the issuer, stating:

Policy for salaries and variable compensation

Aiming to ensure the interests of the Company in the short, medium and long term as well as the need for retaining talent in a competitive market, we implemented a policy of salaries and variable compensation that permeates throughout the organization, aligned to best market practices.

This policy is based on the following premises:

 meritocracy and acknowledge the individual contributions in achieving the goals and strategies of different areas of the Organization;

-promote the good performance of the Company and ensure the interests of shareholders, through a commitment to medium and long term;

- foster the professional development of staff; and

- maintain the competitiveness of the remuneration of the Company, when compared with major competitors.

Always relying on principles of rigorous risk management, the policy on salaries and variable remuneration of employees of the Company has proven to be a decisive factor for the success of the Company avoiding excessive risk taking behaviors.

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The policy on salaries and variable compensation aligns the interests of the Company and employees, on one hand, with sustainable growth and profitability of the Company businesses and, on the other hand, the recognition of the contribution of the employees to the activities of the Company.

Benefits policy

The Company maintains a benefits package that aims to strengthen the image by offering competitive policies on the market and with high quality, contributing to the engagement, attraction and retention of staff.

To ensure this competitiveness, the annual benefit package is compared with market best practices and trends.

Policies are developed and offered contemplating the individual according to their different needs, namely:

Employee’s Health

                Medical Care: provided to employees and their dependents enrolled in the plan, in the form of medical/hospital care. Ensures care in hospitals, clinics, doctor’s offices and laboratories and covers consultations, tests, surgeries, medical treatments and hospitalization in an accredited network.

                Dental Care: provided to employees and their dependents enrolled in the plan in the form of dental care. Assures the care in an accredited network.

                Preventive Health Actions: A set of preventive actions in order to promote the health of staff, as an example: the Pregnancy Program, Program on Smoking, AIDS Prevention and so on.

                Specialized Medical Center/Outpatient Clinics at Administrative Centers: specialized medical center aimed to promote the physical, mental and emotional health of all employees. Specialties met: nursing, dentistry, general practice, orthopedics, cardiology, ophthalmology and nutritionist.

Staff Welfare

                Private Pensions: The Holandaprevi’s main goal is the establishment, administration and execution of pension benefits plans, supplementary to the general social security scheme, as provided by law.

                Gym Reimbursement: provided to all employees aimed to encourage healthy practices, such reimbursement is 50% of the amount limited to R$60.00.

Extraordinary Social Aid: financial assistance in the following situations: Expenses with medicines, medical treatments/procedures not covered by plans under contracts, psychotherapy, funeral assistance, public disaster, help for children with disabilities and prostheses. Provided to employees who have salary of up to 10 minimum wages.

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                Reimbursement of Sports Tournaments: provided to all employees in order to encourage healthy practices, such reimbursement is of 50% limited toR$ 300.00.

                Quality of Life Program: seeks to provide the physical and emotional balance of the employees, the Quality of Life Program was released in 2005, over the years were carried out several actions, such as: day Women's Day, Mother's Day, Father’s Day, Regular Activities (Coral of Santander Brasil Group, Lian Gong, Meditation, Yoga, Chess, Musicantes Project) Santander Éres Tu - 2010 (Educational Lectures, Rediscovering Downtown, Blood Donation, Visits to the Museums, June Festival, One day at school, Quis, this last action had more than 19,000 participants on June 7 and June 12.

Employee’s Family

                Life Insurance: provides compensation for death, personal injury or permanent disability of the insured or the beneficiary enrolled in the insurance application form. 50% coverage for spouse.

                Day Care/Nanny Aid: provided to employees in the form of monthly reimbursement of costs incurred for day care or similar institutions, of employees’s free choice, relating to children up to 6 years and 11 months, who are under their custody. This refund may also be prompted when the expenses related to payment of the maid hired as a nanny, duly registered in the labor booklet and registered with the Social Security (INSS). Provided in the collective bargaining agreement.

                Scholarship for Children with Disabilities: provided to employees with children with intellectual disabilities, regardless of age. The amount of reimbursement is 70% of expenses limited to R$ 600.00.

Employee’s day to day

Transportation Allowance: it is the money that the employer advances to the employee in the form of credit on payroll, to be used for home/work commuting expenses and vice versa.

                Meal Aid: consists in the provision of vouchers in the form of credit card to pay for meals and snacks in bars, restaurants, cafeterias and the like, during the workday. Provided in the collective bargaining agreement.

Food Aid: provided to all employees, including those on leave for 180 days from the 1st day of leave, for the payment of purchases and food, in supermarkets, grocery stores etc. Provided in the collective bargaining agreement.

Executive Car: car allowance in payroll, for the acquisition of a vehicle of choice of the executive, after a period of three years it is provided 50% of the amount of the first award for replacement of the car.

Executive Restaurant: it is the provision of differentiated meals within the administrative centers for executives.

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Characteristics of compensation plans based on actions of non-management employees, identifying:

Groups of beneficiaries

The Company has two long-term compensation programs linked to price performance of the stock market, the Global Program and the Local Program.

Non-management employees who were appointed by the Board of Directors of the Company are eligible for Long Term Incentive Plans.

Conditions for exercise

Global Program

For each cycle it is set a maximum number of shares for each beneficiary who continues working at Santander Group Spain during the plan. In the first 3 cycles, the goals whose fulfillment determine the number of shares distributed are defined by comparing the performance of Santander Group Spain in relation to a reference group of financial institutions and are related to two parameters: TSR and EPS growth. In the 4th cycle only the TSR parameter is used.

At the end of each cycle, the TSR and EPS growth (1st, 2nd and 3rd cycle) are calculated for Santander Spain and each of the reference entities and sorted in descending order. Each of the two criteria (TSR and EPS growth) will be weighted at 50% when calculating the percentage of shares to be delivered, based on the following scale and according to the relative position of Santander Spain in the reference group of financial institutions:

Santander Position in the TSR Ranking	Maximum Percentage of Shares to Deliver	Santander’s Position in the EPS Growth Ranking	Maximum Percentage of Shares to Deliver
1st to 6th	50%	1st to 6th	50%
7th	43%	7th	43%
8th	36%	8th	36%
9th	29%	9th	29%
10th	22%	10th	22%
11th	15%	11th	15%
12th and below	0%	12th and below	0%

Entities in the reference group of financial institutions acquired by another company whose shares are no longer traded or no longer exist will be excluded from the reference group of financial institutions. In this case the comparison with the reference group of financial institutions will be made so that, for each of the parameters considered (STR and EPS growth), will be delivered the maximum percentage of shares if Santander Spain stays within the first quartile (including the 25th percentile) of the reference group of financial institutions; no share is delivered if Santander Spain is below the median (50th percentile) of the reference group of financial institutions; 30% of the maximum number of shares will be delivered if Santander Spain stays in the median (50th percentile). The percentage for positions between the median and first quartile (25th percentile) (none included) will be calculated by linear interpolation.

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In the 4th cycle the STR parameter weight is 100%.

Local Program

The conditions for acquisition of the shares are in the following clauses of the Regulations of the SOP AND PSP Plans, Annexes I and II of item 13, respectively:

SOP (Annex I): Sections VI to IX.

PSP (Annex II): Sections VIII and IX.

Exercise prices

Global Program

The exercise price shall be the market value on the date of the relative exercise.

Local Program

SOP: The exercise price of the Options, to be paid by Participants to subscribe Units shall be R$ 23,50. The Exercise Price shall be adjusted based on:

bonus in share/Unit, split or reverse split of shares conducted by the Company, or corporate reorganizations.

PSP: The exercise price shall be the market value on the date of the relative exercise.

Exercise periods

Global Program:

The cycles have a duration of three years, covering three fiscal years, fostering a commitment of eligible employees with long-term results.

Local Program:

SOP: The Plan has a duration of three years, covering three fiscal years, fostering a commitment of eligible employees with long-term results.  The period for exercise extends for over two years after the right to exercise the options.

PSP: The cycles have a duration of three years, covering three fiscal years, fostering a commitment of eligible employees with long-term results.

Number of shares committed by the plan

Global Plan

Santander Spain and Santander Brasil, as also other subsidiaries of the Santander Spain Group, have compensation programs tied to the performance of the market price of their shares based on the achievement of certain goals listed below.

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	Number of shares of maximum reference	Grant date	Date of start of exercise period	Final date of exercise period	Conditions for exercise
Open plans as of December 31, 2009
Plan I10	998,532	2007	27-Jun-07	31-Jul-10	TSR/BPS
Plan I11	1,547,631	2008	15-Jan-08	31-Jul-11	TSR/BPS
Plan I12	303,609	2009	1-Jul-09	31-Jul-12	TSR

Local Program

In the Board of Directors Meeting held on December 23, 2009 and Extraordinary General Meeting of the Company held on February 3, 2010, the Local Program was approved, consisting of two independent plans, namely an SOP and a PSP, whose details are described below.

	Maximum number of shares	Grant date	Date of start of exercise period	Final date of exercise period	Price for exercise (R$)
Open plans as of February 28, 2009
PSP	1,466,600	2010	3-Feb-10	20-Jul-12
SOP	1,064,271	2010	3-Feb-10	30-Jun-14	23.5

14.4 Describe the relationship between the issuer and unions

The relationship of the Santander Brasil Group with more than 180 unions of bank employees on a national level is sustainable and has become stronger day by day.

It should be emphasized that the conduct of Santander Brasil as an employer is to respect all the rules that constitute the labor regulatory framework and the labor rights of its employees in order to remain at the highest level of employer paradigm for other companies.

At the same time we have a commitment to society, customers and stakeholders to unite more and more the economic values to the decisions of a bank that is always evolving its way of being and of doing business.  Accordingly, it is extremely important that we direct our efforts, dedication and commitment to seek a constructive relationship with the employee representatives.

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It is obvious and natural that, within a democratic process of negotiation in the capital v. labor relationship, many of the negotiations undertaken with the union result in agreements. Also, in regard to the ongoing process of dialogue and negotiation it is pertinent to note that Santander Brasil maintains the so-called CRT - Labor Relations Committee and the Health Forum in order to analyze and resolve issues brought by the union movement. Moreover, it is extremely important and imperative to emphasize that Santander Brasil has a Specific Agreement with union representatives which regulates numerous issues, among which some of incorporated banks, the pre-retirement leave with pay, allowances of indemnity and Profit Sharing Program - PPR, among others.

We can honestly state that the belief of the Santander Brasil Group is that we can only achieve our objectives establishing in our day-to-day relationships of trust with our colleagues, customers, suppliers and society and, without a doubt, in this high level of relationship we also include the banking profession and the union movement as a whole. The effort is and will be constantly in search of the resolution of possible conflicts arising from the employment relationship, whether individual or collective.

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15.          Control

15.1        Identify the shareholder or group of controlling shareholders, informing as regards each one of them:

a.            name

b.            nationality

c.            Taxpayer Registration Individuals (CPF)

                Taxpayer Registration Legal Entities (CNPJ)

d.            quantity of shares held, by class and category

e.            percentage of shareholding in relation to the respective class or category

f.             percentage of shareholding in relation to the total authorized capital

g.            if it participates in the shareholder agreement

h.            if the shareholder is a legal entity, a list containing the information referred to in sub-items “a” to “d”, regarding its’ direct and indirect controlling shareholders, even the controlling shareholders who are natural persons, even if such information is treated as confidential by force of legal business or by the legislation of the country where the partner is organized or domiciled

i.             date of the last alteration

Please refer to item 8.1.a above.

The table below demonstrates the direct equity held by the companies of the Santander Brasil

Group and the Santander Spain Group, employees and shares outstanding on 31 March 2010;

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In Thousands of Shares
Shareholders on 31-Mar-2010	Nationality	CNPJ	Common shares		Preferred Shares		Total
			Number	(%)	Number	(%)	Number	(%)
Grupo Empresarial Santander, S.L.[1]	Spain	06.164.067/0001-48	74,967,225	35.2%	63,531,986	34.1%	138,499,211	34.7%
Sterrebeeck B.V.[1]	The Netherlands	09.473.556/0001-70	99,527,083	46.8%	86,492,330	46.5%	186,019,413	46.6%
Santander Seguros S.A.[2]	Brazil	87.367.109/0001-06	7,241	0.0%	9,525	0.0%	16,766	0.0%
Santander Insurance Holding S.L.[1]	Spain	10.697.131/0001-23	4,745,084	2.2%	4,125,836	2.2%	8,870,920	2.2%
Employees	-	-	311,840	0.1%	284,366	0.2%	596,206	0.1%
Members of the Board	-	-	(*)	(*)	(*)	(*)	(*)	(*)
Members of the Executive Committee	-	-	(*)	(*)	(*)	(*)	(*)	(*)
Other	-	-	33,283,259	15.6%	31,758,342	17.1%	65,041,601	16.3%
Total			212,841,732	100.0%	186,202,385	100.0%	399,044,117	100%

(1) Santander Spain Group Companies

(2) The incorporation of Santander Seguros’ shares brought about a reciprocal participation between Santander Brasil and Santander Seguros which was disposed of on 26 May 2010 in an auction of the BM&FBOVESPA, to meet regulations in force.

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(*) None of the Members of the Board of Management and the Executive Committee holds 1.0% or more of any class of shares.

Presently, Santander Brasil has no shareholder agreement in force.

In the year 2009 Santander Brasil had 2 relevant capital increases because of theincorporation of the Santander Seguros, Santander Brasil Asset and BCIS shares on 14 August 2009, and the Global Offer on 07 October 2009.

The objective of these incorporations was the consolidation of the Santander Spain investments in Brazil, simplifying the Santander Brasil Group corporate structure and concentrating in Santander Brasil all the minority equity in these companies.  Because of these operations the authorized capital was increased by approximately R$ 2.5 billion, with  the issuance of 14,410,886 thousand shares, of these, 7,710,343 thousand are common shares and 6,700,543 are preferred shares.

The Global Offer contemplated the issuance of 525 million Units, each one representing 55 Common Shares and 50 Preferred Shares.  On 29 October 2009 the quantity initially offered was increased by 6.85%, that is, 35,955,648 Units because of the partial exercise of  the supplementary option for the lot of the international offer.

As a result of these operations the number of Santander Brasil shares increased by more  than 22% from 325,758,283 thousand Shares on 31 December 2008 to 399,044,177 thousand  Shares in December 2009.  The free float moved from 2.0% to 16.4% reducing the participation of the Controlling Shareholders, directly and indirectly through the companies: Grupo Empresarial Santander S.L., Sterrebeeck B.V., Santander Insurance Holding S.L. and Santander Seguros. In this manner the participation of the Grupo  Santander España in Santander Brasil fell from 98.0% on 31 December 2008 to 83.6% on 31  December 2009.

15.2. Provide the following tabular information about any shareholder or group of shareholders voting jointly or collectively sharing similar interests, which in the aggregate hold ownership interest representing at least 5% of a single kind or class of shares issued by the registrant other than listed under item 15.1:

a.            name

b.            nationality

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c.            federal (corporate or individual) taxpayer number (CNPJ / CPF)

d.            number of shares, segregated by kind and class of shares

e.            proportionate holding, as a percentage of total shares of each particular kind and class, and as a percentage of total issued and outstanding shares representing the capital stock, irrespective of kind or class

f.             indicate whether any such shareholder or group of shareholders entered into any shareholders’ agreement

g.            date of the last amendment

All shareholders with stake above 5% were mentioned in item 15.1

15.3. Provide the following tabular information on allocation of shares issued and outstanding as of the date of the most recent shareholders’ meeting:

a.            number of individual shareholders

b.            number of corporate shareholders

c.            number of institutional investors

d.            number of issued and outstanding shares, segregated by kind and class

The table below describes the capital distribution with base date of March 31, 2010.

Outstanding shares on March 31, 2010
Number of individual shareholders[1]	199,010
Number of legal entity shareholders[2]	19,019
Number of institutional investors[3]	1,202

Number of outstanding shares[4]
Common Shares (in thousands of shares)	33,595,099
Preferred Shares (in thousands of shares)	32,042,708
Total	65,637,807

1                      - Does not consider individual shareholders holding ADRs

2                     - From ADR holders, considers only the legal entities described in 13F

3                     - Considers ADR holders as institutional investors

4                     - Excluding companies of Grupo Santander

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15.4. Provide a chart depicting the ownership structure, and identifying each and all of the direct and indirect controlling shareholders (through to the ultimate beneficial owner), as well as any holder of shares representing at least 5% of a single kind or class of shares issued by the registrant, since they are compatible with the information presented under items 15.1 and 15.2

15.5. With regard to any shareholders’ agreement registered at the registrant’s head office or any agreement in which the controlling shareholder(s) appear(s) as contracting party(ies), which in any event regulate share transfers or the exercise of voting rights in the shares issued by the registrant, please provide the following information:

a. parties to the agreement;

b. date of the agreement;

c. term of effectiveness;

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d. detailed description of the provisions concerning exercise of voting rights;

e. description of clauses related to appointment of directors

f. detailed description of the provisions concerning transfers of shares;

g. detailed description of the provisions establishing voting restrictions or in any way tying the voting rights of any members of the board of directors

As informed in item 15.1, Santander Brasil does currently not have Shareholders Agreement.

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15.6. Provide information on material changes in ownership interest held by participants in the controlling group and by the registrant’s directors and officers

Companies	December 31, 2007		December 31, 2008		December 31, 2009
	ON	PN	ON	PN	ON	PN
Grupo Empresarial Santander SL	70,531,883,289	59,679,756,467	72,504,460,154	61,391,761,173	74,967,225,596	63,531,985,888
STERREBEECK B V	-	-	-	-	99,527,083,105	86,492,330,355

15.7. Please provide other information the issuer deems relevant

All relevant information has already been described in the foregoing items.

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16. Transactions with related parties

16.1. Describe the issuer’s rules, policies and practices relating to transactions with related third parties (as defined in the accounting rules addressing this subject).

Transactions and payments of services carried out between Santander Brasil and related parties consider the usual market amounts, rates and terms, under commutative conditions, thus, not generating any benefit or loss to Santander Brasil or any other parties.  Besides, Santander Brasil’s transactions with related parties are part of the normal course of the bank's business, which are conducted in the context of a group of institutions operating in the financial market in an integrated manner.

16.2. With regard to related party transactions which, according to the accounting standards, should be disclosed in the issuer's individual or consolidated financial statements, and have been performed in the past three years or are in effect in the current year, inform:

a. Name of related parties

b. their relationship with the issuer

c. date of the transaction

d. subject matter of the contract

e. amount of the transaction

f. current balance

g. amount corresponding to the interest of such related party in the transaction, whenever determinable

h. guarantees and related insurance

i. duration

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j. Termination or rescission conditions

k. whenever such relationship involves loans or other type of debt, inform:

i. nature and reasons for the transaction

ii. Interest rate charged

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							Consolidated
			2009		2008		2007
In Thousands of Reais	Relationship with the Issuer	Assets	Revenues	Assets	Revenues	Assets	Revenues
Description /Purpose per Related Party		(Liabilities)	(Expenses)	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
Cash and equivalents		295,448	-	714,127	-	36,509	-
Santander - Spain	Controlling Shareholder	294,539	-	713,858	-	36,498	-
Miscellaneous	Companies related to the Controlling Shareholder	909	-	269	-	11	-
Interbank Investments		993,768	4,949	8,216,392	33,348	1,588,247	52,273
Santander - Spain (1)	ControllingShareholder	993,768	2,463	3,542,392	23,911	1,588,247	52,273
Abbey National Treasury Services Plc	Company related to the Controlling Shareholder	-	2,487	4,674,000	9,437	-	-
Miscellaneous	Company related to the Controlling Shareholder	-	-	-	-	-	-
Securities and
Derivative Instruments		897,352	386,528	1,501,689	5,644,084	175,573	700,014
Santander Benelux, S.A., N.V. (2)	Company related to the Controlling Shareholder	891,133	489,344	1,472,414	5,565,713	159,925	683,398
Real Fdo Inv. Mult. Santillana Cred. Privado	Company related to the Controlling Shareholder	5,739	(182,833)	-	-	-	-
Multimarket Investment Fund
Menorca de Crédito Privado	Company related to the Controlling Shareholder	480	60,282	-	-	-	-
Abbey National Plc	Company related to the Controlling Shareholder	-	17,702	417	-	-	-
Miscellaneous	Company related to the Controlling Shareholder	-	2,033	28,858	78,371	15,648	16,616
Securities Trading and Intermediation		251	-	18,865	-	2,535	-
Santander - Spain	Controlling Shareholder	251	-	18,865	-	2,535	-
Exchange Portfolio		6,051,576	293,559	2,872,705	-	1,248,462	-
Santander - Spain	Controlling Shareholder	6,051,576	293,559	545,924	-	1,085,359	-
Santander Benelux, S.A., N.V.	Company related to the Controlling Shareholder	-	-	2,326,781	-	163,103	-
Receivables from Affiliates		102	2,487,029	125,237	44,032	43,894	214,798
Santander - Spain	Controlling Shareholder	102	114,004	1,924	7,900	5,673	4,718
Santander Capitalização	Company related to the Controlling Shareholder	-	12,597	3,054	35,054	1,973	20,711
Santander Seguros	Business Company related to the Controlling Shareholder	-	213	115,720	1,078	32,878	170,339
Santusa	Company related to the Controlling Shareholder	-	2,360,208	-	-	-	-
Miscellaneous	Company related to the Controlling Shareholder	-	6	4,539	-	3,370	19,030

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							Consolidated
			2009		2008		2007
In Thousands of Reais	Relationship with the Issuer	Assets	Revenues	Assets	Revenues	Assets	Revenues
Description /Purpose per Related Party		(Liabilities)	(Expenses)	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
Other Credits - Miscellaneous		106,788	16,794	147,982	7,900	-	-

SPE	Company related to the Controlling Shareholder	106,749	-	147,982	-	-	-
Santander - Spain	Controlling Shareholder	13	15,990	-	7,900	-	-
Miscellaneous	Company related to the Controlling Shareholder	26	804	-	-	-	-
Deposits		(19)	(11,940)	(120,400)	(10,374)	(58,947)	(5,372)
Multimarket Investment Fund
Menorca de Crédito Privado	Company related to the Controlling Shareholder	(3)	(11,940)	-	-	-	-
ISBAN	Company related to the Controlling Shareholder	-	-	(73,153)	(7,445)	-	-
Produban	Company related to the Controlling Shareholder	-	-	(35,438)	(2,654)	(11,865)	(323)
Santander Seguros	Company related to the Controlling Shareholder	-	-	(8,094)	-	-	-
Miscellaneous	Company related to the Controlling Shareholder	(16)	-	(3,715)	(275)	(47,082)	(5,049)
Repurchase Transactions		(298,630)	(7,922)	-	-	-	-
Real Fdo Inv. Mult. Santillana Cred. Privado	Company related to the Controlling Shareholder	(192,139)	(7,922)	-	-	-	-
Multimarket Investment Fund
Menorca de Crédito Privado	Company related to the Controlling Shareholder	(106,490)	-	-	-	-	-
Miscellaneous	Company related to the Controlling Shareholder	-	-	-		-	-
Liabilities from Securities held abroad
		(108,231)	(2,648)	-	-	-	-
Santander - Spain	Controlling Shareholder	(108,231)	(2,648)	-	-	-	-
Liabilities fromLoans and On-lending transactions		(3,180,270)	(176,360)	(5,471,056)	(552,897)	(1,323,936)	(57,456)
Santander - Spain(3)	Controlling Shareholder	(2,633,465)	(164,203)	(4,071,725)	(439,379)	(3,195)	-
Abbey National Beta Investments Limited	Company related to the Controlling Shareholder	(387,616)	(1,869)	-	-	-	-
Banco Santander, S.A. - Chile	Company related to the Controlling Shareholder	(1,783)	-	(4,287)	(50,838)	(19,507)	-
Santander Overseas Bank, Inc - Puerto Rico	Company related to the Controlling Shareholder	-	(9,062)	(1,153,129)	(50,406)	(1,300,276)	(57,456)
Miscellaneous	Company related to the Controlling Shareholder	(157,406)	(1,225)	(241,915)	(12,274)	(958)	-
Derivative Instruments		(981,908)	(854,627)	(1,667,390)	(6,183,306)	(1,251,108)	-
Santander Benelux, S.A., N.V. (4)	Company related to the Controlling Shareholder	(957,392)	(810,317)	(1,468,981)	(5,915,518)	(157,615)	-
Abbey National Treasury Services Plc	Company related to the Controlling Shareholder	(24,028)	(20,539)	-	(18,615)	-	-
Santander - Spain	Controlling Shareholder	-	-	(160,648)	(204,622)	(1,093,493)	-
Miscellaneous	Company related to the Controlling Shareholder	(488)	(23,772)	(37,761)	(44,551)	-	-

							Consolidated
			2009		2008		2007
In Thousands of Reais	Relationship with the Issuer	Assets	Revenues	Assets	Revenues	Assets	Revenues
Description /Purpose per Related Party		(Liabilities)	(Expenses)	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
Exchange Portfolio		(6,015,609)	(227,281)	(502,063)	(135,865)	-	-
Santander - Spain	Controlling Shareholder	(6,015,609)	(227,281)	(502,063)	(135,865)	-	-
Dividends and Bonus Shares Payable		(1,392,078)	-	(1,352,252)	-	(1,411,683)	-
Sterrebeeck B.V. (5)	Company related to the Controlling Shareholder	(739,683)	-	(784,892)	-	-	-
Grupo Empresarial Santander, S.L. (5)	Company related to the Controlling Shareholder	(570,414)	-	(567,344)	-	(1,411,683)	-
Santander Insurance Holding, S.L.	Company related to the Controlling Shareholder	(81,701)	-	-	-	-	-
Miscellaneous	Company related to the Controlling Shareholder	(281)	-	(16)	-	-	-
Receivables from Affiliates		(9,096)	(58,527)	(12,163)	(1,292)	(42)	-
Santander - Spain	Controlling Shareholder	(9,096)	(700)	(12,075)	(289)	(42)	-
Ingeniería de Software Bancario, S.L.	Company related to the Controlling Shareholder	-	(19,564)	-	-	-	-
Aquanima Brasil Ltda.	Company related to the Controlling Shareholder	-	(22,239)	-	-	-	-
Produban Servicios Informáticos Generales, S.L.	Company related to the Controlling Shareholder	-	(14,289)	-	-	-	-
Miscellaneous	Company related to the Controlling Shareholder	-	(1,734)	(88)	(1,003)	-	-
Other Liabilities -Miscellaneous		(3,038,807)	(304,033)	(1,844,660)	(291,972)	(5,102)	(31,917)
Brazil Foreign Diversified Payment
Rights Finance Company	Company related to the Controlling Shareholder	(1,371,588)	(52,285)	(1,816,289)	(65,403)	-	-
Santander Investment Securities Inc.	Company related to the Controlling Shareholder	-	(44,757)	-	-	-	-
Banco Santander, S.A. - Spain (6)	Controlling Shareholder	(1,667,219)	(197,147)	-	-	-	-
Altec, S.A. - Chile	Company related to the Controlling Shareholder	-	(6,103)	(4,395)	(2,837)	(4,395)	(5,717)
Ingeniería de Software Bancario, S.L.	Company related to the Controlling Shareholder	-	(1,125)	(14,479)	(19,857)	-	-
Aquanima Brasil Ltda.	Company related to the Controlling Shareholder	-	-	-	(16,095)	-	(16,946)
ISBAN Brasil S.A.	Company related to the Controlling Shareholder	-	-	(6,368)	(95,552)	-	-
Produban Informática	Company related to the Controlling Shareholder	-	-	(45)	(82,519)	-	-
Universia Brasil S.A.	Company related to the Controlling Shareholder	-	-	-	(2,237)	-	-
Miscellaneous	Company related to the Controlling Shareholder	-	(2,616)	(3,084)	(7,472)	(707)	(9,254)

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(1) In 2009, Santander  – Spain: Loans and advances to credit institutions - cash investments abroad (overnight transactions), interest of 0.07% a year, maturing in January 2010.

(2) In 2009, Santander Benelux, S.A., N.V.: Trading Financial Assets– derivatives, used to mitigate market risks from Santander Brasil’s global exposure as result of its commercial operations.  Swaps, Options and Forward Agreements, mainly, indexed to interest rate fluctuation and/or foreign currency with variable maturities.

(3) In 2009, Santander – Spain: Funding from on-lending transactions abroad, intended for on-lending commercial transactions with clients, at interest rates from 0.43% to 6.8% plus exchange rate variation, maturing until 2014.

(4) In 2009, Santander Benelux, S.A., N.V.:  Trading financial Liabilities - derivatives, used to mitigate market risks from Santander Brasil’s global exposure as result of its commercial transactions.  Swaps, Options and Forward Agreements, principally, indexed to interest rate fluctuations and/or foreign currency with variable maturities.

(5) In 2009, Sterrebeeck B.V.:  Distribution of Dividends of R$351,522 and interest on shareholders' equity of R$388,161, maturing in February 2010.

(5) In 2009, Grupo Empresarial Santander, S.L.: Distribution of Dividends of R$278,869 and interest on shareholders' equity of R$291,545, maturing in February 2010.

(6) In 2009, Santander – Spain: Funding from subordinated debt securities used in Santander Brasil’s commercial transactions at interest rate of 13.8% a year, maturing until 2019.

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16.3. With regard to each of the transactions or set of transactions referred to in item 16.2 and which was carried out in the past financial year: a) identify the measures taken in case of conflict of interests; and b) demonstrate the strictly commutative character of the conditions agreed or the appropriate compensatory payment

Santander Brasil’s transactions have a commutative character since they are performed within market parameters.

Additionally, Santander Brasil adopts corporate governance practices, as well as those recommended and/or required by applicable rules.  Moreover, in compliance with the Brazilian Corporate Law, no shareholder or member of the Board of Directors should have voting rights on subjects in which their interests may conflict with those of Santander Brasil.

Santander Brasil’s transactions with related parties meet market’s standards and are duly supported by previous evaluations of their terms and conditions, as well as by the Bank’s strict interest in their performance.

Santander Brasil regularly discloses the information required by the Level 2 Regulations – Level 2  regarding the agreements entered into within the group.

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17.    Authorized Capital

17.1. Draw-up  the following table containing the following information concerning the authorized capital:

a) issued equity, separated by category and class		b) issued equity, separated by category and class		c) issued equity, separated by category and class		d) due date to pay-in	e) authorized capital, informing quantity of shares, amount and date authorized	f) securities convertible into shares	g) conditions for conversion
R$ 62,828,201,614.21		R$ 62,828,201,614.21		R$ 62,828,201,614.21		Not applicable	500,000,000,000 Common or Preferred Shares Date of authorization: 31 August 2009	None	Not applicable
Common Shares 212,841,731,754	Preferred 186,202,385,151	Common Shares 212,841,731,754	Preferred 186,202,385,151	Common Shares 212,841,731,754	Preferred 186,202,385,151

17.2. In relation to Santander Brasil’s capital increases, inform:

a) date of deliberation	b) Organ that deliberated the increase	c) date of issue	d) Total amount of increase	e) Quantity of securities issued, separated by category and class	f) issue price	g) form of paying-in	h) Criteria used to determine the value of the issue (article 170 § 1 of the Joint Stock Company Law	i) Indication whether the subscription was public or private	j) Percentage which the increase represents in relation to the authorized capital immediately previous to the capital increase
25/04/2007 (authorization) 25/06/2007 (ratification)	BofM (authorization) GSM (ratification)	25/04/2007	R$ 1,500,000,000.00	Common Shares 5,142,958,229	R$ 156,049,114.22 per lot of one thousand shares	Valid national currency	(Paragraph 1, subsection III of article 170 of the Joint Stock Company Law) Average of the closing listed price verified in the period of 06 March 2007 to 20 April 2007 at the BM&FBOVESPA	Private	21,95%
				Preferred 4,469,400,082

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a) date of deliberation	b) Organ that deliberated the increase	c) date of issue	d) Total amount of increase	e) Quantity of securities issued, separated by category and class	f) issue price	g) form of paying-in	h) Criteria used to determine the value of the issue (article 170 § 1 of the Joint Stock Company Law	i) Indication whether the subscription was public or private	j) Percentage which the increase represents in relation to the authorized capital immediately previous to the capital increase
04/06/2008 (authorization) 25/07/2008 (ratification)	BofM (authorization) GSM (ratification)	04/06/2008	R$ 800,000,000.00	Common Shares 1,947,003,210	R$ 216,8329 per lot of a thousand shares	Valid national currency	(Paragraph 1, subsection III of article 170 of the Joint Stock Company Law) Average of the closing listed price verified in the period of 01 April to 30 May 2008 at the BM&FBOVESPA	Particular	9.60%
				Preferred 1,715,473,802
29/08/2008	GSM	29/08/2008	R$ 38,020,752,911.73	Common Shares 101,282,489,547	Does not apply (capital increase due to share incorporation – article 252 of the Joint Stock Company Law)	Does not apply (capital increase due to share incorporation – article 252 of the Joint Stock Company Law)	Does not apply (capital increase due to share incorporation – article 252 of the Joint Stock Company Law)	Does not apply (capital increase due to share incorporation – article 252 of the Joint Stock Company Law)	416.37%
				Preferred 88,017,837,061
14/08/2009	GSM	14/08/2009	R$ 2,471,412,512.70	Common Shares 7,710,342,899	Does not apply (capital increase due to share incorporation – article 252 of the Joint Stock Company Law)	Does not apply (capital increase due to share incorporation – article 252 of the Joint Stock Company Law)	Does not apply (capital increase due to share incorporation – article 252 of the Joint Stock Company Law)	Does not apply (capital increase due to share incorporation – article 252 of the Joint Stock Company Law)	5.24%
				Preferred 6,700,543,282
06/10/2009 (authorization) 13/10/2009 (ratification)	BofM (authorization) BofM (ratification)	06/10/2009	R$ 12,337,500,000.00	Common Shares 28,875,000,000	R$ 23.50 per Unit (each Unit corresponds to 55 common shares and 50 preferred shares PN)	Valid national currency	Verification of the result of gathering the investment intentions (Procedure for Book Building) promoted by the offer coordinators and by the international placement agents, in accordance with the provisions of § 1, subsection II and § 7 of article 170 of the Joint Stock Company’s Law and Instruction 400 issued by the Securities Commission (CVM) on 29 December 2003. (“CVM” Instruction 400)	Public	24.86%
				Preferred 26,250,000,000

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a) date of deliberation	b) Organ that deliberated the increase	c) date of issue	d) Total amount of increase	e) Quantity of securities issued, separated by category and class	f) issue price	g) form of paying-in	h) Criteria used to determine the value of the issue (article 170 § 1 of the Joint Stock Company Law	i) Indication whether the subscription was public or private	j) Percentage which the increase represents in relation to the authorized capital immediately previous to the capital increase
29/10/2009	BofM	29/10/2009	R$ 844,957,728.00	Common Shares 1,977,560,640	R$ 23.50 per Unit (each Unit corresponds to 55 common shares and 50 preferred shares PN)	Valid national currency	Partial exercise of option of the Supplementary Units Lot of the International Offer by Credit Suisse (USA) LLC. Issue price verification is the result of gathering investment intentions (Procedure for Book Building) promoted by the offer coordinators and by the international placement agents, in accordance with the provisions of § 1, subsection II and § 7 of article 170 of the Joint Stock Company’s Law and Instruction 400 issued by the Securities Commission (CVM) on 29 December 2003.	Public	1.36%
				Preferred 1,797,782,400
27/04/2010	EGSM	Not applicable (Capital increase due to capitalization of capital reserves without equity issue)	R$ 22,130,211.93	Not applicable (Capital increase due to capitalization of capital reserves without equity issue)	Not applicable (Capital increase due to capitalization of capital reserves without equity issue)	Not applicable (Capital increase due to capitalization of capital reserves without equity issue)	Not applicable (Capital increase due to capitalization of capital reserves without equity issue)	Not applicable (Capital increase due to capitalization of capital reserves without equity issue)	0.03%

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17.3       With regard to splits, groupings and bonuses inform by means of a table:

                a.            Date of deliberation

                b.            Quantity of shares before adoption, separated by category and class

                c.            Quantity of shares after adoption, separated by category and class

Does not apply seen that there have been no splits, groupings or bonuses in the last three fiscal years.

17.4       With regard to Santander Brasil capital reductions, inform:

                a.            Date of deliberation

                b.            Date of reduction

                c.            Total amount of reduction

                d.            Quantity of shares cancelled by reduction, separated by category and class

                e.            Amount reimbursed per share

                f.             Form of reimbursement

                i.             Money

ii.            If in assets, describe assets

iii.          If in rights, describe rights

g.            Percentage which the reduction represents in relation to the authorized capital immediately previous to the capital reduction.

                h.            Reason for the reduction

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Does not apply seen that there have been no capital reductions in the last three fiscal years.

17.5       Supply other information which Santander may deem relevant

All relevant information has been revealed in the items above.

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18.         Securities

18.1       Describe the rights of each share class and category issued:

a.            right to dividends

Santander Brasil’s Articles of Association foresee that a quantity not less than 25% of the adjusted net profit, subtracting the allocations for legal and contingency reserves must be available for distribution in the form of dividends or interest over own capital in any fiscal year.

Preferred Shares are assured the right to participate with priority in the dividend distribution and interest over own capital, to an amount 10% greater than the amount attributed to the Common Shares.

According to our Articles the dividends that are not redeemed by shareholders within 3 years from the beginning of payment, shall lapse.

b.            voting rights

Each Common Share grants its respective owner the right to one vote at the Ordinary and Extraordinary General Meetings.

Our Preferred Shares do not grant the right to vote in the deliberations of General Meetings, except with regard to the following matters:

(i)           transformation, incorporation, merger or split-up of Santander Brasil;

(ii)          adoption of agreements signed between Santander Brasil and its Controlling Shareholder, directly or through third parties, always deliberated in General Meetings;

(iii)        evaluation of assets destined to pay capital increases of Santander Brasil;

(iv)         choosing a specialized company to determine the economic value of Santander Brasil, in case of cancellation of the public company registration and/or leaving Level 2 (excepting, however, that in case of migration to a New Market of the BM&FBOVESPA which would imply the adoption of additional corporate governance practices);

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(v)          alteration or revoking of statutory provisions which alter or modify any of the requirements foreseen in Section 4, item 4.1 of the Level 2 Regulations, albeit that this right shall only be granted while the Level 2 Regulations remain in force.

The Brazilian Joint Stock Company Law establishes that shares with no voting rights or shares with restricted voting rights, including Preferred Shares must be granted the right to unrestricted voting if the Company during three consecutive fiscal years distributes no fixed dividend or minimum attributed to these shares, until the respective distributions take place.

c.            convertibility into another share category or class, indicating:

i.             conditions

ii.            effects over authorized capital

The general shareholders meetings may deliberate with regard to the conversion of Preferred Shares into Common Shares, establishing the reason for conversion and the effects on the authorized capital.

d.            rights to capital reimbursement

Right of Withdrawal

Shareholders who disagree or abstain from voting certain measures taken during the general shareholders meeting, have the right, in accordance with the Joint Stock Company Law, to withdraw from the Company and to receive the value of their shares.

According to the Joint Stock Company Law, the right of withdrawal of the shareholder may be exercised in the following circumstances, among others:

(ii)          modification of the preferences, privileges or a redemption or amortization condition granted to Preferred Shares, or the creation of a new and more favored class of Preferred Shares (and in this case only the shareholders disadvantaged by such a modification or creation shall have the right of withdrawal);

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(iii)        split-up (in the specific circumstances described below):

(iv)         alteration of the corporate object;

(v)          acquisition of a majority shareholding in the Company, if the price of acquisition lies outside the limits established by the Joint Stock Company Law;

(vi)         merger with another company, if the Company is not a successor company, or in the case of the Company being incorporated by another company; or

(vii)       approval of the participation in a group of companies (as defined by the Joint Stock Company Law.

The Joint Stock Company Law also establishes that any deliberation regarding a split-up which: (a) causes an alteration in the corporate object, except if the equity has been transferred to a company whose principal activities are consistent with the corporate object of the Company; (b) reduces the mandatory dividends; or (c) causes the association of a group of companies (as defined by the Joint Stock Company Law); shall confer the shareholder with the right to withdraw.

In the cases which (a) the Company merges with another company in circumstances which it becomes the successor company, or (b) the Company is incorporated by another company or (c) the Company participates in a group of companies (as defined by the Joint Stock Company Law), the shareholders shall not be authorized to withdraw from the Company, if their respective Shares are (i) clear, defined as part of the BM&FBOVESPA index or any other stock exchange index (as defined by the Securities Commission (CVM) and

(ii) pulverized so that the Controlling Shareholder or the companies which he controls, hold less than 50% of the Shares.

The right of withdrawal expires 30 days after the publication of the pertaining minutes of the general shareholders meetings.  The Company is authorized to reconsider any measure which gives cause to a withdrawal within 10 days after the validity of these rights, if the Share redemption of the dissident or non-voting shareholders should harm the financial stability of the Company.

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If the shareholders exercise the withdrawal rights, they shall have the right to receive the amount of the net book value of the shares, based on the last accounts adopted by the shareholders.  If the deliberation which originated these rights should be taken in a period later than 60 days after the adoption of the last accounts, the shareholder may demand that his shares be valued according to new accounts, with a date not less than 60 days after the date of the resolution.  In this case, the Company must immediately pay 80% of the net equity value of the Shares; in accordance with the most recent accounts adopted by the shareholders, and the balance must be paid within 120 after the date of the resolution of the general shareholders meeting.

Share Redemption

Redemption is the payment of the value of the company’s shares so that such shares do not remain outstanding any longer, which may be accomplished with or without reduction of the capital stock.

According to the Joint Stock Company Law, the Company may redeem Shares through a resolution adopted by the general shareholders meeting, by shareholders who represent at least 50% of the Shares affected by the redemption.  The Share redemption may be paid with profits, profit reserves or capital reserves.  In case the share redemption does not apply to all the Shares, the redemption shall be by drawing lots.  In case of Shares in custody being chosen in the lot drawing and no rule having been established in the custody contract, the financial institution shall specify, on a pro-rata basis, the Shares to be redeemed.

e. Right to participate in a public offer as a consequence of disposal of control

According to the bylaws of Santander Brasil, the disposal of the company’s control, directly or indirectly, either by means of a single or a series of successive transactions, may be contracted under the suspensive or resolutory condition that the purchaser undertakes to make a public offer for the acquisition of (common and preferred) shares of the other shareholders, with due regard for the conditions and timeframe provided for by the prevailing legislation and in Level 2 Regulation, in order to guarantee a treatment equal to that afforded to the disposing Controlling Shareholder.

The same offer must also be requested 1) in cases of an onerous assignment of rights to subscribe for shares and other securities or rights on concerning convertible securities that may entail the disposal of the Company’s control  or 2) in case of disposal of the control of a company that holds the Power to Control the Company, in which case the disposing Controlling Shareholder will be obligated to declare to BM&FBOVESPA the value attributed to the Company in this disposal and to attach supporting documentation.

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Selling shareholders may not transfer the ownership of their Shares should the Purchaser fail to sign the instrument of consent of the controlling shareholders provided for by Level 2 Regulation, to be immediately submitted to BM&FBOVESPA.

Still according to the bylaws of Santander Brasil, anyone already holding Shares in the Company and that may acquire the Power to Control as a consequence of a private instrument of purchase of shares executed with the Controlling Shareholder involving any quantity of Shares will be obligated to:

(i)           implement the public offer with due regard for the terms above; and

(ii)          reimburse the shareholders from whom it has purchased shares in the stock market in the 6 months preceding the date of disposal of the Company’s control, paying them any possible balance existing between the price paid to the disposing Controlling and the amount paid in the stock market for shares of the Company in the same period, duly adjusted until the moment of the payment according to the positive variation of the IPCA published by IBGE.

f.             restrictions to circulation

There are no restrictions to Shares circulating.

g.            conditions to alter the rights assured by such securities

As a general rule, one needs the favorable votes of the shareholders who represent at least a majority of the Common Shares issued and in circulation, who are personally present at a shareholders meeting, or represented by a legal representative, for the approval of any proposed action, with the abstaining votes not being taken into consideration.  However, one needs the favorable votes of the shareholder’s who represent at least 50% of the Company’s authorized capital, the shares issued and in circulation, with voting rights among other factors, to:  (1) create preferred shares or improve the existent class of Preferred Shares without proportion with the other existent classes of Preferred Shares, except if already foreseen or authorized by the Articles. (2) a change of preferences, need for withdrawal or amortization of one or more classes of Preferred Shares or the creation of a favored class of Preferred Shares and (3) reducing the mandatory dividend to be distributed to the shareholders.

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In compliance with the Joint Stock Company Law, any alteration of the preferences or that which could have a negative financial effect on the rights of the holders of Preferred Shares, or any alteration which results in the creation of a more favored class of Preferred Shares must be approved by a resolution in the general shareholders meeting and this alteration shall only become valid and effective after the approval of the majority of the preferred shareholders in an extraordinary general shareholder meeting.

h.            other relevant characteristics

Preferred Shares

The holders of Preferred Shares are guaranteed the following rights and advantages:

(i)           the right to participate, under the same terms and conditions attributed to the holders of Common Shares, in capital increases, as a result of the capitalization of reserves and profits, and in the issues of privileged shares resulting from the capitalization of reserves, accumulated profits or other funds;

(ii)          the right to priority redemption of the authorized capital;

(iii)        tag-along rights, in the case of control disposal in an operation or series of successive operations according to the same terms and conditions extended to the Controlling Shareholders.

Units

In the exercise of the rights granted by the Shares represented by the Units, the following norms are obeyed:

(i)           the dividends and other distribution amounts in cash, including the redemption or amortization of the issue Shares of our issues are transferred to us and to BM&FBOVESPA in their capacity as Shares depositary which shall be paid to the holder of the Units;

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(ii)          it shall behoove solely to our registered shareholders, and in the case of ADS holders, exclusively to the custodian, the right to attend the Company’s General Shareholder Meetings and to exercise their voting rights.

(iii)        in case of splits, cancellation, grouping or new Share issues of the Company during the existence of the Units, the following rules shall be observed:

(a)  in case there is an alteration of the quantity of the Shares represented by the Units by virtue of disjunction or cancellation of Shares, we, in the capacity of Custodian, shall debit the Unit accounts of the holders of cancelled Shares, causing the automatic cancellation of the Units, maintaining always the proportion of 55 Common Shares and 50 Preferred Shares issued by the Company represented by Units, and the Shares which are insufficient to comprise a Unit at the BM&FBOVESPA shall be transferred to the shareholders without the Units; and

(b)  in the hypothesis of an alteration of the quantity of Shares represented by the Units by virtue of grouping or cancellation of Shares the custodian shall register the deposit of new Shares issued and shall issue new Units, registering them in the accounts of the respective shareholders, so as to reflect the new number of Shares held by the Units holders, maintaining always the proportion of 55 issuing Common Shares and 50 Preferred Shares of the Company represented by Units, and the Shares which are insufficient to comprise a Unit at the BM&FBOVESPA shall be transferred to the shareholders without the Units.

(iv)         In case the Company proceeds to an increase in capital through the issuance of shares subject to comprising new Units, the holder of the Units may exercise the rights of preference which behoove the shares represented by the Units.  In this case Santander Brasil will create new Units in the Unit registration account’s book of the Company and shall credit such Units to the respective holders so as to reflect the new quantity of preferred and common shares issued by the Company, and that the custodian shall always maintain the proportion of 55 common shares and 50 preferred shares represented by the Units;  and the Shares which are insufficient to comprise a Unit at the BM&FBOVESPA shall be transferred to the shareholders without the Units.  There will be no automatic crediting of Units in case the right of preference is exercised in the issuance of securities other than shares; and

(v)          The Unit holders are also assured the right to receive the shares resulting from a merger, incorporation or merger.

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i.             issuing foreigners must identify the differences between the characteristics described in items “a” and “i” and those normally attributed to similar securities issued by national issuers, differentiating those which pertain to the described security and which are imposed by the rules of the country of origin of the issuing party or of the country in which his securities are kept in custody.

Not applicable since Santander Brasil is not a foreign issuer.

18.2       If they exist, describe the statutory rules which limit the voting rights of significant shareholders or which obligate one to hold a public offering.

Turning Capital Private

Santander Brasil may convert to a private company, if the Controlling Shareholders make a public offer for the acquisition of all the unencumbered Shares negotiable on the market, according to the Joint Stock Company Law and with the regulations issued by the Securities Commission.  The minimum offering price must be at least equal to the economic value of the Shares, according to a valuation carried-out by a specialized company through the adoption of any accepted and recognized calculation method or any other criteria defined by the Securities Commission.

The valuation report must be prepared by an experienced and specialized valuator who is independent from us, our management team and the Controlling Shareholders.  The valuator must be chosen by a majority vote of those present at the General Meeting, in which each Common Share and each Preferred Share has the right to one vote.  The proponent shall bear the cost of preparing the valuation report.  For this purpose the General Meeting must have the attendance of shareholders that represent at least 20% of the total Shares outstanding and, in case this quorum is not attained, the other general shareholder meetings called may be held independently of a specified minimum quorum.

Cancellation of the Listing of Shares on Level 2 of the BM&FBOVESPA Corporate Governance

At any moment Santander Brasil may request the cancellation of the Shares listed on Level 2 of the BM&FBOVESPA, according to a deliberation obtained in a shareholder meeting of the holders of the majority of the authorized capital, and as long as BM&FBOVESPA receives a notification in writing with an antecedence of 30 days.  The cancellation of the listing on Level 2 of the BM&FBOVESPA does not imply in the cancellation of trading in the Shares on the BM&FBOVESPA exchange.

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According to Santander Brasil’s Articles of Association, in case that the shareholders in a general meeting deliberate:

(1) to cancel the listing of the shares on Level 2 of the BM&FBOVESPA so that the Shares are traded outside that segment: or (2) when a corporate reorganization in which the succeeding company cannot trade its shares on the Level 2 of the BM&FBOVESPA, the Controlling Shareholders must hold a public buy-back offer of the Shares of all the other shareholders for a minimum price which must correspond to the economic value of the shares, according to a valuation report prepared in accordance with the information in the “Procedure to Closing Capital” above.  BM&FBOVESPA must be notified about the public offer and the information must be released to the market immediately, after approval of the shareholders in a general meeting concerning the cancellation of the listing of the Shares on Level 2 of the BM&FBOVESPA or of the corporate reorganization.

The Controlling Shareholders will not have to make a public offering if the differentiated corporate governance practices of the Level 2 of the BM&FBOVESPA are to be discontinued, but Santander Brasil signs an agreement to adhere to the New Market segment of the BM&FBOVESPA, or if the succeeding company in the corporate reorganization is already registered in this segment of the BM&FBOVESPA.

18.3       Describe the exceptions and suspension clauses concerning equity rights or policies foreseen in the Articles.

There is no exception or suspension clause regarding equity rights or policies foreseen in Santander Brasil’s Articles of Association.

18.4 In table form, inform the trading volume as well as higher and lower prices of securities traded on a stock exchange or organized OTC market, in each quarter of the last three fiscal years

The following table presents the historical quarterly trading volume and prices of common and preferred shares, both volumes and quarterly trading prices of Units, in addition to the share in the average trading volume of Units abroad and the total volume of the same.

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Traded Shares (R$)		1Q07	2Q07	3Q07	4Q07	1Q08	2Q08	3Q08	4Q08	1Q09	2Q09	3Q09	4Q09(1)	1Q10
Common Shares SANB3 BZ	Avg. Trading Vol.(2)	n.a.	36,568	82,706	119,361	60,083	49,758	55,379	54,154	35,000	132,422	282,770	434,718	234,181
	Highest Price	n.a.	0.19	0.22	0.39	0.25	0.24	0.21	0.16	0.15	0.14	0.25	0.25	0.24
	Lowest Price	n.a.	0.15	0.16	0.19	0.17	0.20	0.14	0.11	0.12	0.11	0.13	0.18	0.18
Preferred Shares SANB4 BZ	Avg. Trading Vol.(2)	25,828	245,731	329,607	885,993	171,621	270,917	163,823	91,741	42,270	144,327	960,906	841,149	514,410
	Highest Price	0.15	0.20	0.24	0.40	0.25	0.23	0.20	0.15	0.14	0.15	0.26	0.24	0.22
	Lowest Price	0.12	0.14	0.17	0.20	0.18	0.19	0.13	0.10	0.12	0.12	0.14	0.19	0.18
Units in Brazil SANB11 BZ (A)	Avg. Trading Vol.(2)												125,764,741	37,553,599
	Highest Price												24.56	24.05
	Lowest Price												20.15	19.60
Units Abroad BSBR US (B)	Avg. Trading Vol.(2)												246,151,386	109,764,759
	Highest Price												14.58	14.40
	Lowest Price												11.50	10.48
Percentage of Avg. Trading Vol.: B / (A + B)													66.2%	74.5%
1 - For units considers the period from 07-Oct-09 (IPO date) through 31-Dec-09, for shares considers the quarter
2 - Average volume of daily trading value

Santander Brasil conducted a Global Offering on October 7, 2009 and the free float increased from less than 2% of total shares to about 16.5%. Therefore, and in view of the low volume of trading liquidity of the Common Shares (SANB 3) and Preferred Shares (SANB 4) before the IPO, we think the data on mean and minimum values and the trading volume reported in the table above for these two classes of shares are not the most suitable for evaluation and measurement of the Shares of Santander Brasil. The Units, which have been traded from the IPO have great liquidity, so the volume and price changes better reflect the perceived market value in relation to Santander Brasil.

18.5. Describe the securities other than shares, including:

a. identification of the security

a.1. Securitization (1)

(A)  Securitization - series 2004-1

(B)  Securitization - series 2008-1

(C)  Securitization - series 2008-2

(D)  Securitization - series 2009-1

(E)  Securitization - series 2009-2

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(1) Bond arising from the sale of rights of receipt of future flow of payment orders to be received from designated banks. Santander Brasil sold its right of receipt to the SPE, incorporated under the laws of the Cayman Islands, with the following objectives: (i) issue and sale of securities in international markets, (ii) use of proceeds from the issue of securities to purchase, from Santander Brasil, the rights of payment orders issued to any branch of Santander Brasil, (iii) make payments of principal and interest on securities and other payments specified in contracts that issued such securities. The notes issued under the securitization program do not represent a direct bond of (or beneficiary interest in) Santander Brasil. The SPE states not to have any material asset or liability other than the rights and duties arising from the contract issuing the securities. Santander Brasil does not control, nor is a shareholder of, and has no interest in the earnings of the SPE. The liabilities arising from the issued securities are paid by the SPE with funds accumulated in its account.

a.2. MTN

(A) Senior Unsecured Bonds of US$ 500,000,000.00 with maturity in 2015, series 96.

(B) Credit Linked Note of R$ 30,000,000.00 with maturity in 2011, series 71.

(C) Credit Linked Note of R$ 3,000,000.00 with maturity in 2017, series 60.

(D) Note indexed to the NTN-B of R$ 2,441,000.00 with maturity in 2010, series 34.

(E) Note indexed to the NTN-B of R$ 47,194,000.00 with maturity in 2010, series 35.

(F) Note indexed to the NTN-B of R$ 2,420,000.00 with maturity in 2010, series 36.

(G) Note indexed to the NTN-B of R$ 5,458,000.00 with maturity in 2010, series 38.

(H) Note indexed to the NTN-F of R$ 114,275,000.00 with maturity in 2014, series 46.

(I) Floating-rate note (CDI) of US$ 6,500,000.00 with maturity in 2013, series 80.

(J) Floating-rate note (CDI) of US$ 10,000,000.00 with maturity in 2010, series 81.

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a.3. - Perpetual Bonds

b. quantity

b.1.

(A) 4,000 notes in the minimum amount of US$ 100,000.00 and increase of US$ 1,000.00.

(B) 1 note in the amount of US$ 190,000,000.00, minimum amount of US$ 100,000.00 and increase of US$ 1,000.00.

(C) 1 note in the amount of US$ 300,000,000.00, and 1 note in the amount of US$ 100,000,000.00, minimum amount of US$ 100,000.00 and increases of US$ 1,000.00.

(D) 1 note in the amount of US$ 50,000,000.00, minimum amount of US$ 100,000.00 and increases of US$ 1,000.00.

(E) 1 note in the amount of US$ 28,200,000.00, 1 note in the amount of US$ 10,800,000.00, 1 note in the amount of US$ 6,000,000.00 and 1 note in the amount of US$ 5,000,000.00, minimum amount of US$ 100,000.00 and increases of US$ 1,000.00.

b.2.

(A) 5,000 notes in the minimum amount of US$ 100,000.00

(B) 300 notes in the minimum amount of US$ 100,000.00 with increase of R$ 1,000.00.

(C) 30 notes in the minimum amount of US$ 100,000.00 with increase of R$ 1,000.00.

(D) 1 note in the amount of R$ 2,441,000.00.

(E) 1 note in the amount of R$ 47,194,000.00.

(F) 1 note in the amount of R$ 2,420,000.00.

(G) 1 note in the amount of R$ 5,458,000.00.

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(H) 1 note in the amount of R$ 114,275,000.00.

(I) 65 notes in the minimum amount of R$ 100,000.00 and with increase of R$ 1,000.00.

(J) 100 notes in the minimum amount of R$ 100,000.00 and with increase of R$ 1,000.00.

b.3. 1 note in the amount of US$ 463,900,000.00 and 1 note in the amount of US$ 36,100,000.00

c. amount

c.1.

(A) US$ 400,000,000.00 (four hundred million U.S. Dollars)

(B) US$ 190,000,000.00 (one hundred ninety million U.S. Dollars)

(C) US$ 400,000,000.00 (four hundred million U.S. Dollars)

(D) US$ 50,000,000.00 (fifty million U.S. Dollars)

(E) US$ 50,000,000.00 (fifty million U.S. Dollars)

c.2.

(A) US$ 500,000,000.00 (five hundred million U.S. Dollars)

(B) R$ 30,000,000.00 (thirty million Reais).

(C) R$ 3,000,000.00 (three million Reais).

(D) R$ 2,441,000.00 (two million, four hundred forty-one thousand Reais).

(E) R$ 47,194,000.00 (forty-seven million, one hundred ninety-four thousand Reais).

(F) R$ 2,420,000.00 (two million, four hundred twenty thousand Reais).

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(G) R$ 5,458,000.00 (five million, four hundred fifty-eight thousand Reais).

(H) R$ 114,275,000.00 (one hundred fourteen million, two hundred seventy-five thousand Reais).

(I) US$ 6,500,000.00 (six million, five hundred thousand U.S. Dollars).

(J) US$ 10,000,000.00 (ten million U.S. Dollars)

c.3. US$ 500,000,000.00 (five hundred million U.S. Dollars)

d. issue date

d.1.

(A) September 22, 2004

(B) May 6, 2008

(C) August 27, 2008

(D) August 20, 2009

(E) August 20, 2009

d.2.

(A) April 6, 2010

(B) March 19, 2008

(C) June 28, 2007

(D) April 20, 2006

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(E) May 17, 2006

(F) May 18, 2006

(G) May 30, 2006

(H) March 23, 2007

(I) July 3, 2008

(J) July 28, 2008

d.3. September 20, 2005

e. restrictions to the circulation

e.1. The notes relating to the Securitization have not been registered with the SEC and therefore cannot be offered or sold in the United States or to U.S. purchasers, unless the offer or sale is made in accordance with the exceptions provided in the Securities Act and applicable regulations. Accordingly, the notes may only be purchased by qualified institutional investors as defined by Rule 144-A of the Securities Act, and by non-U.S. investors outside the U.S. territory, according to Regulation S of the Securities Act.

e.2. The notes for the MTN were not registered with the SEC and therefore cannot be offered or sold in the United States or to U.S. purchasers, unless the offer or sale is made in accordance with the exceptions provided in the Securities Act and applicable regulations. Accordingly, the notes may only be purchased by qualified institutional investors as defined by Rule 144-A of the Securities Act, and by non-U.S. investors outside the U.S. territory, according to Regulation S of the Securities Act.

e.3. The Perpetual Bond notes have not been nor will be registered with the SEC and therefore cannot be offered or sold in the United States or to U.S. purchasers unless the sale or offer is made in accordance with the exceptions provided in the Securities Act and applicable regulations. Accordingly, the notes may only be purchased by qualified institutional investors as defined by Rule 144-A of the Securities Act, and by non-U.S. investors outside the U.S., in accordance with Regulation S of the Securities Act.

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f. convertibility into shares or entitlement to subscribe or purchase shares of the issuer, stating:

i. conditions

f.i.1. Securitization: there is no provision for convertibility into shares or entitlement to subscribe or purchase shares of Santander Brasil.

f.i.2. MTN: there is no provision for convertibility into shares or entitlement to subscribe or purchase shares of Santander Brasil.

f.i.3. Perpetual Bonds: there is no provision for convertibility into shares or entitlement to subscribe or purchase shares of Santander Brasil.

ii. effects on share capital

f.ii.1. Securitization: there is no provision for convertibility into shares or entitlement to subscribe or purchase shares of Santander Brasil and, therefore, there is no effect on share capital.

f.ii.2. MTN: there is no provision for convertibility into shares or entitlement to subscribe or purchase shares of Santander Brasil and, therefore, there is no effect on share capital.

f.ii.3. Perpetual Bonds: there is no provision for convertibility into shares or entitlement to subscribe or purchase shares of Santander Brasil and, therefore, there is no effect on share capital.

g. possibility of redemption, stating:

i. cases of redemption

g.i.1. Optional Redemption:

Provided there is no early amortization period with respect to any note issued through the Securitization program, Santander Brasil may, at any time, by delivering a written and irrevocable notice to the SPE and to the trustee, no less than 30 days in advance, request from the EPC the total or partial redemption of the notes of any series of the Securitization, prior to the expected final payment date, at a price equal to the redemption price of such notes (or portion thereof). Furthermore, in relation only to the series 2008-2, notwithstanding the above optional redemption case, if (a) upon notification, the base rate applicable to the 2008-2 series is 0:05% above the average six-month Libor rate released by the British Bankers Association in the same period; and (b) the early payment needs to be made on the payment date after such notice, then such notice shall be sent by Santander Brasil to the trustee no later than four working days before of redemption.

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Mandatory Redemption:

Upon occurrence of any of the "Early maturity Events" and “Additional Early maturity Events” in item h.i.1 described below, the Securitization securities shall be subject to mandatory redemption, in whole but not in part, at the request of the SPE, for payment, by Santander Brasil, of the redemption price relating to the series.

g.i.2. Redemption for Tax Reasons:

Notes of any series may be redeemed at the option of Santander Brasil in whole but not in part, at any time (in case of a fixed rate note, or zero coupon note) or on any interest payment date (in the case of a floating rate note), by sending an advance notice of no less than 30 days and no more than 60 days for holders of notes (such notice to be irrevocable), in the amount of the early redemption of such notes (together with accrued interest to the date set for redemption) or (in case of zero coupon notes) in the amortized face amount of such notes (as determined in accordance with the conditions of the issue document), if (i) Santander Brasil assures to the trustee, immediately prior to sending such notice, that it is or will be required to pay additional amounts, plus additional amounts that would be paid in relation to deductions or withholdings at the original withholding rate, if any, specified in such notes as a result of any change or amendment to laws or regulations in Brazil, the Cayman Islands or any political subdivision or any authority in Brazil or the Cayman Islands or any other jurisdiction with taxing power and in which Santander Brasil is formed, does business or otherwise is subject to taxation power, or any change in the official application or interpretation of such laws or regulations, change or amendment which enters into force on the date of issue, or thereafter, in respect of the relevant series, and (ii) such obligation cannot be avoided by Santander Brasil through reasonable measures available to it, provided that, however, no such notice of redemption shall be given before the 90 days prior to the date on which Santander Brasil would be required to pay such additional amounts if there were an outstanding payment for such notes. Before the publication of any notice of redemption under this condition, Santander Brasil shall deliver to the trustee a certificate signed by two members of the Board of Directors of Santander Brasil, stating that the obligation set forth in (i) above cannot be avoided by Santander Brasil, through reasonable measures available to it, and the trustee will be entitled to accept such certificate as sufficient evidence of compliance with the condition precedent specified in (ii) above, whereupon such proof shall be final and binding upon the holders of notes and holders of coupons.

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g.i.3. Cases of redemption: Perpetual Bonds

(a)          Optional Redemption after September 20, 2010 ("First Call Date"): The securities may be redeemed only by Santander Brasil, in its discretion, with prior approval of the Central Bank, in whole but not in part, on September 20, 2010, or on any Interest Payment Date to occur thereafter, at a redemption price equal to the Base Redemption Price (as defined in item g.ii.3 below).

(b)          Optional Redemption upon a Tax Event or Regulatory Event: Subject to obtaining the prior approval of the Central Bank or another applicable governmental authority, if necessary, at any time before the first call date, the securities may be canceled at the discretion of Santander Brasil, in whole but not in part, at the Base Redemption Price (as defined in item g.ii.3 below), at any time after the occurrence of a tax event, upon notice, only if: (i) Santander Brasil certifies to the trustee in writing immediately before the notice that it is or will be required to pay additional amounts related to the securities, plus the additional values that Santander Brasil would have to pay if interest payments were subject to withholding at source or deduction at a rate greater than: (x) 15% in case of any taxes levied by Brazil (including as a result of actions taken (or not) by Santander Brasil that result in the disregard, for any reason, of its branch in the Cayman Islands, (y) 0% in case of any taxes levied by the Cayman Islands, or (z) at the current applicable rate in respect of any other jurisdiction in which a paying agent is located on the date of appointment of said paying agent; (ii) no such obligation can be avoided by Santander Brasil taking the reasonable measures available to it; and (iii) The Central Bank has approved the redemption; provided that, however, such notice of redemption shall not be delivered before 60 days prior to the earliest date on which Santander Brasil would be required to pay such additional amounts, if a payment in the securities were then due. Before any notice of redemption of the securities, Santander Brasil shall deliver to the trustee a certificate, stating that Santander Brasil is authorized to effect such redemption, and providing, in reasonable detail, a statement of the facts that gave rise to this right of redemption. Simultaneously, Santander Brasil shall deliver to the trustee a written legal opinion stating, among other things, that Santander Brasil became obligated to pay such additional amounts as a result of a change or modification described herein and that Santander Brasil cannot avoid the payment of such additional amounts by taking reasonable measures available to it, and that all necessary governmental approvals required for effecting such redemption have been obtained and are in effect or specifying the necessary approvals that on the date of such opinion have not yet been obtained.

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Subject to obtaining the prior approval of the Central Bank or another applicable regulatory authority, if necessary, at any time before the first call date, the securities may be redeemed at the discretion of Santander Brasil, in whole but not in part, by the greater of the Base Redemption Price and the Full Amount (as defined in item g.ii.3 below), at any time upon notice, only if (i) Santander Brasil certifies the trustee in writing immediately before the notice that a regulatory event has occurred, and (ii) the Central Bank has approved the redemption; provided that, however, no such notice of redemption shall be delivered before 60 days prior to the first day of effectiveness of the regulatory event. Before any notice of redemption of the securities, Santander Brasil shall deliver to the trustee a certificate certifying that Santander Brasil is authorized to effect such redemption, and providing, in reasonable detail, a statement of the facts that gave rise to such right of redemption. Simultaneously, Santander Brasil shall deliver to the trustee a written legal opinion stating, among other things, that Santander Brasil became obligated to pay such additional amounts as a result of a change or modification described herein and that Santander Brasil cannot avoid the payment of such additional amounts by taking reasonable measures available to it, and that all necessary governmental approvals required for effecting such redemption have been obtained and are in effect or specifying the necessary approvals that on the date of such opinion have not yet been obtained.

ii. formula for calculating the redemption value

g.ii.1. Calculation formula

The redemption price of the Securitization notes, on any determination date, shall be an amount in U.S. Dollars equal to the sum: (a) of the Balance of the Series (as defined below) of the note in question (or, in the case of partial redemption, the portion to be redeemed), (b) of all accrued and unpaid interest (if any) on the principal amount redeemed until, but excluding, the date set for redemption, (c) of all unpaid Additional Amounts (as defined below) relating to the notes of the series in question, (d) of the Restoration Premium (if any) of the notes of the series in question (or, in case of partial redemption, the proportion to be redeemed) calculated on the redemption date and (e) of all other amounts then due and payable in respect of notes of the series in question.

For the purposes of the above:

“Balance of the Series” with respect to any series means, at any date of determination, the balance of the outstanding principal of such series on such date after: (a) any payments are made (including from the product of any applicable Guarantee) until and including such date, of all or a portion of the principal of such series and (b) canceled all or any portion of the principal of such series because Santander Brasil acquired any interest in such series and decides to cancel such amount of principal.

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"Additional Amounts": means any taxes, duties, dues, present or future, or other governmental charges of whatever nature, applied, collected, withheld, retained or levied by or on behalf of any tax authority, unless any such tax authority requires that such amounts are withheld or deducted, where then Santander Brasil (subject to certain customary exceptions) shall pay to the trustee (for the benefit of the applicable recipient(s) of such payment) the additional amounts.

"Restoration Premium" means on any date of determination relating to the notes of the series in question an amount equal to the difference (but not less than zero) between (i) the present value (composed on a semiannual basis) until such date, of the future cash flows of principal and interest on the notes of the series in question (or part thereof) being redeemed, discounted at an annual rate equal to the yield of the sale (most recently published in the The Wall Street Journal’s New York edition) of U.S. Treasury Notes with a maturity date closest to the remaining weighted average life of the notes of the series in question, calculated at the time of prepayment, plus 0.50% per annum, and (ii) the amount of the aggregate principal of the notes of the series in question (or part thereof) to be redeemed (or prepaid). As noted above under "Optional Redemption," any Optional Redemption in an amount less than the Full Balance of the notes of the series in question shall be applied, on a pro rata basis, to each Semiannual Amortization Amount of the remaining notes of the series in question, and the Restoration Premium shall be determined after such application is considered. Such Restoration Premium does not apply to the Securitization - series 2008-2.

g.ii.2. In case of redemption as a result of changes in taxes or duties, the value of redemption is 100% of the principal amount of the notes relating to the MTN plus interest accrued until the date set for redemption.

g.ii.3. Formula for calculating the redemption value: Perpetual Bonds

"Base Price of Redemption" means the price equal to (i) 100% of the total principal amount of the securities outstanding on the date of redemption, plus (ii) accrued and unpaid interest, if any, related to the current interest period until the date of redemption, plus (iii) any other accrued and unpaid amounts on the bonds.

"Full Amount" means a value per security equal to the sum of (i) the present value of the payment of the principal amount, plus (ii) the present value of the quarterly interest payments payable from the redemption date, until and including the first call date, in each case of the items (i) and (ii) above, discounted from the first call date (in the case of the principal amount) or applicable interest payment date (in the case of interest), until the redemption date on a quarterly basis (assuming a 360-day year consisting of 12 months of 30 days), by the return on U.S. Treasury + 0.25%, plus (iii) any accrued and unpaid interest relating to the current period of interest until the redemption date, plus (iv) any other amounts accrued and unpaid on the securities.

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h. when the securities are debt securities, indicate, w,here applicable:

i. the maturity, including early maturity conditions

h.i.1.

(A) September 20, 2011

(B) March 20, 2015

(C) August 20, 2014

(D) September 20, 2014

(E) September 20, 2019

Early Amortization Events:

(a)    subject to the rights of Santander Brasil to fund the reserve coverage account as specified below, the violation of any debt service coverage test of any notes in the Securitization program in any tested period,

(b)    the SPE fails to make any necessary monetary payment, transfer or deposit under any of the transaction documents, applicable to the notes of the series in question and, except with respect to any payments of any scheduled principal and accrued interest on the notes of the series in question (to which no grace period applies), such failure of monetary payment, transfer or deposit persists for at least five working days of New York after the date on which such payment, transfer or deposit should have been made (been agreed that any withdrawals made from the reserve coverage account in order to make a payment of the notes of the series in question shall constitute noncompliance by the SPE),

(c)    there is an early amortization period relating to any other series,

(d)    for two consecutive fiscal years, the amount of collections in such fiscal years is less than 50% of collections in such fiscal years,

(e)    it has been issued against the SPE by a competent court, a final sentence, decree or order from which no appeal is possible, demanding payment of an amount greater than US$ 50,000.00 (up to the limit not covered by the insurance) or its equivalent in other currencies, and 30 days have elapsed since the date of such sentence, decree or order without such sentence, decree or order having been carried out or suspended,

(f)     during any fiscal year, any designated custodian bank makes any compensation against Santander Brasil, the SPE, the trustee or any affiliate of such entity against the collections, and the aggregate amount of all compensations not met exceeds 5% of total collections in such fiscal year for at least five working days after the earliest of (i) an authorized officer of the Santander Brasil has actual knowledge of the fact or (ii) the date on which Santander Brasil has been informed of the fact by the trustee, SPE or any Guarantor, if applicable,

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(g)    in any fiscal year, (i) the amount of collections denominated in Euro during such fiscal year exceeds 40% of the amount of collections during such fiscal year and (ii) the debt service coverage ratio is less than 10:1x,

(h)    in any fiscal year, (i) the amount of collections relating to payment orders to be paid to beneficiaries outside of Brazil in currencies other than the Real during such fiscal year shall be 30% higher than the amount of collections (excluding collections relating to related bank payment orders) during such fiscal year and (ii) the debt service coverage ratio in such fiscal year shall be less than 9:1x, or

(i)     the occurrence of default.

Notwithstanding the foregoing, an event mentioned in clause (b) that occurs for a period of five working days after the applicable grace period shall not constitute an event of early amortization if such delay or failure may could not have been avoided by the exercise a reasonable of due diligence of the SPE, and such delay or failure has been caused by unforeseeable circumstances, riot, war, terrorism, epidemic, flood, weather conditions, landslides, fires, earthquake or similar causes. However, the previous sentence does not relieve the SPE to exert its best efforts to timely meet its obligations and in accordance with the transaction documents.

Events of early maturity (“Defaults”): means the occurrence of any of the following events:

(a)    (i) the SPE or Santander Brasil (including any branch) files a self-bankruptcy request, proceeding or other action: (A) under any applicable law of any jurisdiction, domestic or foreign, related to the bankruptcy, insolvency, reorganization, suspension of payments, for the purpose of obtaining an order for relief of debt or judging it bankrupt or insolvent, or requests reorganization, arrangement with creditors, liquidation, dissolution, debt renegotiation or other request in relation to itself or its debts, or (B) obtains the appointment of a receiver, administrator, liquidator, custodian, intervenor or other similar authority for itself or any substantial part of its property, or makes a general assignment for the benefit of its creditors, (ii) a request for self-bankruptcy, proceeding or other action of the type mentioned in clause (i) is initiated against Santander Brasil or the SPE and that (A) will result in the utterance of a measure of relief or any court order or appointment or (B) remains in full effect for a period of at least 90 days, (iii) a request for self-bankruptcy, proceeding or other action is initiated against Santander Brasil or the SPE to request a warrant of attachment, execution, retention of goods or similar proceeding against any substantial portion of the assets of the SPE or of Santander Brasil and such person and that will result in the issuance of an order for any debt relief and that remains in full effectiveness, pending appeal, for 90 days from its utterance, (iv) is initiated against Santander Brasil any intervention proceedings in accordance with any laws or banking regulations or bankruptcy laws or regulations in force in Brazil or the United States (in each case including any political subdivision of such countries), (v) Santander Brasil or the SPE comes to admit in writing its inability to pay its debts when due or (vi) Santander Brasil or the SPE makes a general assignment for the benefit of its creditors;

(b)    it has been uttered, against Santander Brasil, by a competent court, a sentence that has become final, decree or order from which no further appeal is applicable, to make a cash payment in excess of US$ 25,000,000.00 (in each case, to the extent not covered by insurance) or the equivalent in another currency, and 30 days have elapsed since the due date of such payment and it has not been met or suspended.

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(c)    a default of the administrator of the payment orders flow (provided Santander Brasil or its affiliate is such administrator) has occurred and caused a material adverse effect;

(d)    the SPE, any trustee that is a holder of notes on behalf of holders of certificates and that has issued a series of certificates, or Santander Brasil, has become or will become subject to the regulation of the United States Investment Company Act of 1940, as amended, provided that such an event with respect to any trustee is a default only in relation to the series in question;

(e)    (i) Santander Brasil comes to default (as principal or guarantor or surety) the payment of any principal or interest on any loan outstanding in the amount of the principal less the total of US$ 25,000,000.00 (or its equivalent in another currency) and such default continues for a period extending beyond the applicable grace period, or (ii) any other event occurs or any condition comes into being in respect of any such debt by borrowing that results in (or allows any person to demand) early maturity of such debt.

(f)     any authorization, license, consent, registration or approval required in Brazil, the Cayman Islands or the United States or by the laws of such countries: (i) to allow Santander Brasil to lawfully enter into and perform its obligations under the transaction documents (individually and/or as an administrator), (ii) to allow the SPE to meet its obligations under the transaction documents or to exercise the other rights granted to the SPE in the transaction documents or (iii) to ensure the legality, validity, enforceability or admissibility as evidence in Brazil of Origination Agreement and/or any Sale Instrument, ceases to be in full force and effect in any event for at least 30 days, being that the related effect would be a material adverse effect (it being understood that no notice to or consent of the payers that are not designated banks shall be delivered or obtained, and that if Santander Brasil fails to do so, this shall not constitute a default, and it also being understood that certain approvals of the Central Bank relating to any payments made in foreign currency by Santander Brasil from Brazil may be required, and there cannot be certainty that such approvals will be obtained;

(g)    a governmental authority in Brazil, the Cayman Islands or the United States initiates any legislative, judicial or other action that interferes with the transaction documents and/or prevents Santander Brasil (including any of its branches or other offices) from performing the processing of business or Diversified Payment Rights, or a substantial part thereof, and such interference would cause a material adverse effect.

(h)    a banking moratorium is declared in Brazil, or any action is be adopted by the Brazilian government, in each case preventing Santander Brasil from meeting its obligations under any transaction document (including affecting the sale of its Diversified Payment Rights ) so as to cause a material adverse effect;

(i)     any litigation or administrative proceeding, with reasonable grounds, is brought against Santander Brasil (including any of its branches or other offices) or against the SPE, and such litigation or administrative proceeding, if successful, would cause a material adverse effect,

(j)     any representation or warranty by Santander Brasil (except in its role as administrator) or by the SPE in any transaction document of which it is a party turns out to be untrue or incorrect in any sense at the time it was made, and such untrue or incorrect representation (or concrete circumstances which have made such a representation to be untrue or incorrect) would cause a material adverse effect,

(k)    except with respect to payment obligations, monetary transfer or deposit, Santander Brasil (except in its role as Administrator) or the SPE fails to perform or observe any agreement or covenant contained in the transaction documents, failure which: (i) would cause a material adverse effect and (ii) persists for at least 15 days after the earlier of: (A) an authorized officer of Santander Brasil or the SPE, as the case may be, becomes aware of such breach or (B) the delivery to Santander Brasil or the SPE, as applicable, of a written notice of such breach by the SPE, the trustee, any guarantor or any Investor;

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(l)     the SPE ceases to have a valid interest, in accordance with all applicable laws, in all or any part of the Diversified Payment Rights, subject only to the right of withholding of the trustee and to the tax liens, levies or other governmental charges owed by the SPE and not yet due and payable;

(m)  the trustee ceases to have a real guarantee of the first degree, under all applicable laws, in all or any part of the guarantee, free and clear of all encumbrances, except liens for taxes, levies or other governmental charges owed by the SPE and not yet due and payable;

(n)    Santander Brasil intends to sell, assign, transfer or otherwise dispose of or grant a lien on all or any part of the Diversified Payment Rights to any person other than the SPE;

(o)    any of the transaction documents are no longer in full force and effect, except that such a fact with respect to a transaction document that refers only to one or more series (such as any security of such series) will be only one default with respect to such series;

(p)    Santander Brasil (except in its role as administrator) fails to make any monetary payment, transfer or deposit required under the transaction documents (including payments of Additional Amounts (as defined in item g.ii.1), unless they are paid when due from collections) and such failure continues for at least five business days (or one business day, in the case of deposit of collections in the relevant accounts) after the date on which such monetary payment, transfer or deposit is to be made;

(q)    illegality of any transaction of Santander Brasil (including any of its branches or other offices) or of the SPE in any jurisdiction that would cause a material adverse effect; or

(r)     subject to the condition set forth in clause (o) above, a default occurs with respect to any series, and it was demanded to be paid the repurchase price of such series.

Notwithstanding the foregoing, an event provided in clause (k) above, which occurs for a period of 15 days after the applicable grace period, or in clause (e) or (p), also above, which occurs for a period of five working days after the applicable grace period, shall not constitute default if such delay or failure could not be prevented by exercise of a reasonable diligence of Santander Brasil, and such delay or failure was caused by unforeseen events, riot, war, terrorism, epidemic, flood, weather conditions, landslide, fire, earthquake or similar causes. However, the previous sentence does not relieve Santander Brasil from making its best efforts to timely meet its obligations and in accordance with the transaction documents.

Events of early maturity applicable only to the Securitization - series 2008-2:

With regard to the Securitization - series 2008-2, in addition to the early maturity events listed above, the following events shall also apply:

(a)    Change of control: if a change in the corporate structure takes place as contractually established;

(b)    Santander Brasil effects any merger or consolidation with any other legal entity unless, prior to such change event, the rating agency notifies the trustee in writing that such merger, consolidation, sale or transfer of assets will not result in a withdrawal or reduction in rating by the agency hired for the Securitization - series 2008-2 to less than the greater of: (i) the lesser of: (A) the current rating of the series before the transaction and (B) the initial rating; (ii) "Baa3," if applicable.

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In either case (a) and (b) above will not be featured as event of early maturity if Santander Brasil makes the payment of all notes of the Securitization - series 2008-2 within 3 working days after receiving notice by the trustee and/or holders of more than 50% of such notes.

h.i.2.

(A) Maturity: April 6, 2015

(B) Maturity: May 19, 2011

(C) Maturity: May 8, 2017

(D) Maturity: August 15, 2010

(E) Maturity: August 15, 2010

(F) Maturity: August 15, 2010

(G) Maturity: August 15, 2010

(H) Maturity: January 1, 2014

(I) Maturity: July 3, 2013

(J) Maturity: July 28, 2010

Early Maturity (“Events of Default”): The trustee may, at its option, declare the early maturity of the note if any of the events of default described below and if requested (i) in the case of events described in items (a), (d) (e) (f) (g) or (h), by the holders of at least 25% of the total remaining amount due of the notes and (ii) in the case of events described in paragraphs (c) (i), (j) ( k) (l) or (m), by at least one third of the holders of the note, or still, by a decision taken by a special meeting of holders of the note.

a) Non-Payment: if Santander Brasil fails to pay any principal, premium or interest on any notes when due and payable and, in the case of premium and interest on any of the notes, if such failure continues for a period of seven days; or

b) Breach of Other Obligations: Santander Brasil fails to meet or breaches any of its obligations under the Indenture and such failure or breach continues for a period of 60 days after the notice to Santander Brasil by the trustee or to Santander Brasil and the trustee by the holders of at least twenty percent (20%) of the nominal amount of such outstanding notes of such series, specifying such default or breach and demanding to be remedied, and stating that such notice is a "notice of default;" or

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c) Cross-Default: Santander Brasil defaults the payment of any note, bond, debenture, security or there is any other proof of debt by borrowing of Santander Brasil or any subsidiary, with the total amount of outstanding principal of at least US$ 40,000,000, or under any mortgage, deed or trust instrument pursuant to which any debt by borrowing of Santander Brasil or any subsidiary has been issued or evidenced, with the total amount of outstanding principal of at least US$ 40,000,000, whether such debt exists at the time or is incurred later, and whose default: (i) will constitute the non-payment of any part of the principal of such debt when due and payable after the end of any applicable grace period with respect to the same (ii) will result in such debt becoming or being declared due and payable, without, in the case of item (ii), such debt has been paid off or such acceleration of maturity has been rescinded or terminated, in each case within 10 days after sending, to Santander Brasil by the trustee or to Santander Brasil and the trustee by the holders of notes at least 10 percent of the nominal amount of outstanding notes of such series, a notice specifying such default and demanding Santander Brasil or any subsidiary to cause such debt to be paid off or cause such acceleration to be terminated or canceled, as appropriate, and stating that such notice is a "notice of default;" or

d) Winding up: winding up or liquidation of the businesses of Santander Brasil or a subsidiary, or a resolution is passed for winding up or liquidating Santander Brasil or a subsidiary; or

(E) Bankruptcy: Santander Brasil or a material subsidiary files a request for self-bankruptcy under any applicable bankruptcy, reorganization, insolvency or similar law in force now or in the future (otherwise than for reconstruction or consolidation and merger when Santander Brasil or such material subsidiary is solvent, if such reconstruction or merger and incorporation is made for purposes unrelated to the search for debt relief, composition or readjustment of debts and transfers for the benefit of creditors), or adopts the issuance of an order for debt relief in an involuntary bankruptcy case under any such law, or approves the appointment of a receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar administrator) of Santander Brasil or a relevant subsidiary for any relevant part of the assets of Santander Brasil (considered as a whole with its subsidiaries) or the possession of such property by such receiver, liquidator, assignee, custodian, trustee or sequestrator (or similar administrator) of Santander Brasil or a material subsidiary, or makes a general assignment for the benefit of creditors of Santander Brasil or a material subsidiary; or

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(F) Sentence: has been taken against Santander Brasil or any subsidiary, by a competent court, a sentence or final judgments for the payment of money, and such sentence remains in full effect for a period (during which the execution should not be effectively suspended) of 60 days, provided that the aggregate amount of all such sentences at any time in force (if not paid or to be paid by insurance) exceeds US$ 40,000,000 or the equivalent of such amount in any combination of currencies; or

(G) Execution Procedures: a procedure for seizure of property, execution, arrest of property before a sentence or another judicial process is initiated or executed or filed against all or a significant part of the assets of Santander Brasil (considered as a whole along with its subsidiaries) and is not revoked or suspended within 30 days of such initiation, execution or filing; or

(H) Property: Santander Spain ceases to own, directly or indirectly, any and all shares, interests, purchase rights, warrants, options or other equity or equivalents (however designated) in the capital of Santander Brasil, including any class or classes (however designated) that take precedence in the payment of dividends or distributions, or in the distribution of assets upon voluntary or involuntary winding up of Santander Brasil, for shares of any other class of Santander Brasil (but excluding any debt securities convertible into such capital) representing at least 51 percent of the total voting power of the voting shares, with all classes of shares or other equity (including interests in the company) of Santander Brasil then outstanding and normally authorized (without regard to the occurrence of any contingency) to vote in the election of officers, directors, the trustee, or Santander Brasil; or

(I) Moratorium: an agreement or declaration of a moratorium has been reached or made regarding the payment of any material debt of Santander Brasil (as defined in the terms of the documentation of the MTN) or any of its material subsidiaries, or

(j) Nationalization: any action is taken by any person in order to arrest, acquire compulsorily, nationalize or expropriate all or (in the reasonable opinion of the trustee) a substantial part of the assets of Santander Brasil (considered as a whole along with its Subsidiaries); or

(k) Authorizations and Consents: any action, condition or thing (including obtaining or granting any approval, consent, authorization, exemption, filing, permit, order or record) at any time required to be taken, fulfilled or performed to (i) allow Santander Brasil to legally enter into, exercise its rights and fulfill its obligations under the notes, the Coupons and the Indenture, (ii) ensure that those obligations are legally binding and enforceable or (iii) have the notes, Coupons and Indenture accepted as evidence in courts of Brazil, not to be taken, fulfilled or performed; or

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(l) Illegality: it becomes illegal for Santander Brasil to perform or meet any one or more of its obligations under any notes or the Indenture;

(m) Similar Events: any event occurs that, under the laws of any relevant jurisdiction, has a similar effect to any of the events mentioned in paragraphs (d), (e), (f) or (g); except that, in the case of paragraphs (b), (f), (g), (k) and (l) and only in the case of subsidiaries, paragraphs (d) and (e), the trustee should have ensured that, in its opinion, such an event is significantly detrimental to the interests of holders of notes.

h.i.3. The perpetual bonds have no fixed maturity date or early maturity assumptions.

ii. interest

h.ii.1.

(A) 5.5% per annum maturing semiannually

(B) 6.218% per annum maturing semiannually

(C) Six-month Libor rate + 0.8% per annum maturing semiannually

(D) 6.25% per annum maturing semiannually

(E) Six-month Libor rate + 2.125% per annum maturing semiannually

h.ii.2.

(A) 4.5% per annum maturing semiannually

(B) Indexed to the FDIC of CESP

(C) Indexed to FIDC of Braskem Chemical III

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(D) IPCA + 6% per annum

(E) IPCA + 6% per annum

(F) IPCA + 6% per annum

(G) IPCA + 6% per annum

(H) 10% per annum

(I) 95.4% of CDI restated on the principal amount equivalent in local currency (Reais).

(J) 94.4% of CDI restated on the principal amount equivalent in local currency (Reais).

h.ii.3. Rate of 8.7%, compounded quarterly.

iii. security and, if real, description of the object asset

h.iii.1. There is no security provided in any notes relating to the Securitization.

h.iii.2. There is no security provided in any notes relating to the MTN.

h.iii.3. There is no security provided in the notes of Perpetual Bonds;

iv. in the absence of collateral, if the loan is unsecured or subordinated

h.iv.1. Unsecured credit, with respect to any notes relating to the Securitization

h.iv.2. Unsecured credit, with respect to any notes relating to the MTN.

h.iv.3. Subordinated credit, with respect to the notes of Perpetual Bonds;

v. any restrictions imposed on Santander Brasil in relation to:

the distribution of dividends

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h.v.1. There is no provision in the notes relating to the Securitization, of any restriction on the distribution of dividends;

h.v.2. There is no provision in the notes relating to the MTN, of any restriction on the distribution of dividends;

h.v.3. Impediment to Dividend Payments: If an interest payment or any other amount due is not made when due or has been suspended under the Indenture, Santander Brasil shall not recommend the distribution of dividends to its shareholders and, to the maximum extent permitted by applicable law, must act to stop any action that would constitute a declaration or payment of dividends or amounts similar to dividends, until the payments other than principal due on the securities are fully resumed for a period equivalent to twelve (12) months.

In accordance with the Indenture, Santander Brasil may suspend quarterly interest and/or accessory payments on the bonds issued, which will not be payable or accrued if:

(i)           Santander Brasil determines that it cannot afford to pay them or the payment of such interest has as a consequence the fact that Santander Brasil fails to comply with the levels of capital adequacy then required by the Central Bank or its financial indicators fall below the minimum level required by the rules applicable to Brazilian banks; or

(ii)          the Central Bank or any applicable regulatory authority determines, otherwise, that the interest payment should not be made, or

(iii)        certain events of insolvency or bankruptcy occur, or

(iv)         certain defaults occur, or

(v)          Santander Brasil decides to suspend such payments for any other reason.

In the case of suspension of the accrual of interest payment on account of items (ii) (iv) above, Santander Brasil shall not be subject to the provisions of Impediment to Dividend Payments. The suspension of the accrual of interest because of items (i) and (v) above is subject to the provisions of the Impediment to Dividend Payments. In case of suspension of the accrual of interest because of items (ii) to (v) above, the interest, in accordance with the terms of the securities, shall not be payable nor accrued.

the sale of certain assets

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h.v.1. The sale of assets and subsequent merger or consolidation must respect the limitations set forth in the following provision:

The SPE shall preserve and maintain its corporate existence, (ii) preserve and maintain all rights, franchises and privileges in the jurisdiction of its incorporation, and the operations necessary to fulfill its obligations under the transaction documents and (iii) shall not make any consolidation or merger with any another entity, or assign, transfer or lease all or substantially all its assets, whether in a single transaction or a series of related transactions, to any other person, unless (with respect to this clause (iii)):

(1)          the entity formed by such consolidation, or in which the SPE has merged, or the person acquiring, through assignment, transfer or lease all or substantially all its assets, shall: (A) (as confirmed by writing to the trustee) be incorporated and exist under the laws of any country whose long-term unsecured debt ratings in foreign currency, as granted by each rating agency that grants to any series a rating, is at least as high as Brazil's on that date, (B) (as confirmed in writing to the trustee) has, on that date, rating of unsecured long-term debt in foreign currency, as granted by each rating agency that is then rating the series and that publishes the rating of such debt as at least equal to whichever is lower of (x) the rating of unsecured long-term debt in foreign currency of Santander Brasil on such date and (y) "BB" (or its equivalent) (C) confirms in writing that it takes on all liabilities of Santander Brasil under the transaction documents and (D) delivers to the trustee an opinion of counsel, in form and substance satisfactory to the trustee stating that: (x) such assumption is sufficient for such an agreement to constitute a legal, valid and binding obligation of such entity, enforceable against it (subject to customary exceptions relating to bankruptcy) in accordance with its terms and (y) after such an assumption, the SPE will continue to have, for all legal purposes, the absolutely property, title to and interest in the Diversified Payment Rights,

(2)          upon the effectiveness of such an event, Santander Brasil (and/or any other person, as appropriate) shall not be in breach of or non-compliance with any of its covenants, agreements, representations or warranties contained in the transaction documents, and

(3)          such change in ownership structure will not result in any early amortization event with respect to any series,

Restriction on disposal of assets and subsequent merger or consolidation, exclusive to the 2008-2 series:

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Described in item h.i.1 of early maturity above.

h.v.2. See the description included in items j.2.c and j.2.e below.

h.v.3: Merger, Absorption, Assignment or Transfer

(a)          Santander Brasil is allowed to merge or consolidate with another entity, and to sell substantially all its assets to the other entity if the following conditions are complied with: (i) If Santander Brasil is not the successor company, then the successor company should expressly agree to take legal responsibility for the securities, and must be organized as a Brazilian sociedade anônima corporation, comandita, fiduciary entity, limited liability company or similar company, and may be constituted under the laws of any jurisdiction; (ii) The merger, sale of assets or any other transaction must not result in a default event on the securities and Santander Brasil must not be in a condition of default, unless the merger or other transaction cures this default. For the purposes of the default exemption tests, a default shall include but not be limited to a default on payment that has taken place and not been cured, which, in summary, may be considered any delay of more than 14 days for the payment of the amount payable on the security; and (iii) Santander Brasil or the successor must deliver to the fiduciary agent a certificate and a legal opinion, establishing that this consolidation, merger, sale, assignment or leasing and the complementary Indenture comply with the terms hereof and that all the conditions precedent herein specified have been complied with.

(b)          If the conditions described above are satisfied, Santander Brasil will not need to obtain the approval of the majority of the holders of the securities to merge or be consolidated or to sell its assets. Further, these conditions shall apply only if Santander Brasil intends to merge or consolidate itself with another entity, or sell substantially all of its assets to another entity. Santander Brasil shall not need to satisfy these conditions if it enters into other types of transactions, including any transaction in which Santander Brasil acquires the shares or assets of another entity, any transaction that involves an alteration of control of Santander Brasil, but in which there is no merger nor consolidation, or any transaction in which Santander Brasil sells less than substantially all of its assets.

(c)          If Santander Brasil undergoes merger, or consolidation, or sells substantially all of its assets, neither Santander Brasil nor any successor shall have any obligation to compensate the holders of the securities for any adverse tax consequences in relation to the securities.

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to the contracting of new debts

h.v.1. The issuance of other notes through the SPC is permitted only:

Provided that no early amortization event (or any event that would be an early amortization event with the termination of any grace period, delivery of notice, or both) takes place or comes to take place before or immediately after such issuance becoming effective, Santander Brasil may, periodically, request the SPC to issue additional notes pari passu or subordinated notes in Dollars, Euros, Pounds Sterling, Swiss Francs or Yen or in any other currency, as long as: (a) each rating agency has given written advice to the fiduciary agent that the proposed issue of the additional series will not result in withdrawal or reduction of the classification (without considering any guarantees applicable to the series) conferred upon the notes of the series in question, or any other series still unpaid, to a classification lower than the greater of: (i) the lower of: (A) current rating of the notes given by the rating agencies (before such proposed issue comes into effect) and (B) the initial ratings of the notes given by the rating agencies, and (ii) a classification of “BBB−” (by S&P or Fitch) and “Baa3” (by Moody’s); and (b) the ProForma Debt Servicing Index, as defined below, after such issue comes into effect shall not be lower than (i) in relation to the issuance of an additional preferential note, 10:1x, and (ii) in relation to the issuance of an additional subordinated note, 8:1x. The SPC may not issue additional notes without receiving a request in writing from Santander Brasil.

“ProForma Debt Servicing Index” means the quotient between (a) the average amount of income in the last four complete fiscal years (after exclusion of the tax year that had the largest amount of income) which precede (or terminate on) such date and (b) half of the Maximum Six-monthly Debt Servicing, defined below, programmed to be paid on any payment date after the said four tax years. In relation to: (i) any additional series specified to be issued, the amount of six-monthly amortization specified and the initial expected interest rate (plus 1% per year if such series has a floating interest rate), and (ii) any other series that has a floating interest rate, the interest rate then applicable, augmented by 1% per year, shall be used for calculation of the Maximum Six-monthly Debt Servicing, defined below, to be used in the calculation of the ProForma Debt Servicing Index.

 “Maximum Six-monthly Debt Servicing” means, on any determination date, the greater sum:

(a)          of the accumulated amounts of six-monthly amortization of each series still in circulation programmed to be paid on any payment date on such determination date, or thereafter, plus

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(b)          the accumulated amount of the interest programmed to be paid on each series still unpaid on such payment date (calculated for each series as the result of (i) (x) for the purposes of determining compliance with the requirements relating to an “additional issue”, whichever is the greater of (A) the interest rate or (B) in relation to any series that is subject to a hedge contract, during the period of efficacy of such hedge contract, to the interest rate applicable to such hedge contract plus the margin applicable for the series, which corresponds to such series, in effect on such determination date, and (y) for the purposes of calculating the Debt Service Coverage Index, (A) as long as any hedge contract is in effect, the sum of the applicable interest rates of the hedge contract and the margin applicable to the series in relation to such contract or (B) if no hedge contract is in effect, the highest interest rate in effect in relation to such series, on or before such determination date, (ii) the Balance of the Series (defined in item g.ii.1 above) of such series programmed to be in effect on such payment date immediately prior to the payment of the principal programmed to be paid on such payment date and (iii) the number of days in the applicable interest period (in relation to fixed interest rates, based on a month of 30 days), divided by 360, plus

(c)          the accumulated amount of all the premiums or other charges payable in relation to each guarantee (if any) on such payment date and during the interest period then completed.

h.v.2. MTN: There is no restriction in relation to contracting of new debts.

h.v.3. Perpetual Bond: There is no restriction in relation to the contracting of new debts.

   · to the issuance of new securities

h.v.1. Securitization: There is no restriction on issuance of new securities.

h.v.2. MTN: There is no restriction on issuance of new securities.

h.v.3. Perpetual Bond: There is no restriction on issuance of new securities.

   vi. the fiduciary agent, indicating the principal terms of the contract

h.vi.1. The Bank of New York Mellon.

The Indenture, a document entered into between the SPC and the fiduciary agent, governs various rights and obligations of the parties in relation to the issuance of the securities, such as: definitions of the terms used, general and specific characteristics of the securities, restrictions for resale of the securities, commitments assumed by Santander Brasil, definition of default events and instruments for their solution, rights of the holders of the securities, amendments to the contract, among other matters – the terms of greatest importance contained in the Indenture being described over the length of item 18.5 of this Reference Form.

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h.vi.2. HSBC Trust Company (UK) Limited

Indenture, a document entered into between Santander Brasil and fiduciary agent, governs various rights and obligations of the parties in relation to the issuance of the securities, such as: definitions of the terms used, general and specific characteristics of the securities, conditions and criteria for redemption and repurchase of the securities, commitments assumed by Santander Brasil, definition of default events and instruments for their solution, rights of the holders of the securities, amendments to the contract, satisfaction of the terms and de-linking of the securities and subordination, among other matters – the terms of greatest importance contained in the Indenture being described over the length of item 18.5 of this Reference Form.

h.vi.3. The Bank of New York Trust Company (Cayman) Limited

The Indenture, a document entered into between Santander Brasil, in its status as Santander Brasil, the fiduciary agent and others, governs various rights and obligations of the parties in relation to the issuance of securities, such as: definitions of the terms used, general and specific characteristics of the securities, conditions and criteria for redemption and repurchase of the securities, commitments assumed by Santander Brasil, definition of default events and legal mechanisms for the solution, rights and duties of the fiduciary agent, rights of the holders of the securities, provision for a complementary Indenture, satisfaction of the terms and de-linking of the securities, subordination and general provisions.

i. conditions for alteration of the rights granted by the said securities

i.1. Purposes for which alterations in the Indenture are permitted without the consent of the holders of the securities

to transmit, transfer, assign, mortgage or pledge any goods or assets to the fiduciary agent, to add to the agreements of the SPC, or to deliver any right or power hereby conferred upon the SPC,

to establish any other provisions relative to subjects or questions arising from the Indenture, from the notes or from any complementary Indenture such as the SPC and the Fiduciary Agent may judge to be necessary or appropriate and which are not incoherent with the provisions of this instrument, and which will not adversely affect the interests of any of the guaranteed parties; save that the opinion of a lawyer must be addressed and delivered to the fiduciary agent attesting that such complementary Indenture: (i) does not adversely affect the interests of the insured parties, (ii) will not cause any note to be treated as a debt for the purposes of United States federal income tax and (iii) will not increase the authority of the fiduciary agent without the consent of the holders of the securities, or

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to establish the terms of any additional series that is allowed to be issued; save that no complementary Indenture shall change the provisions of the Indenture (or of a complementary Indenture) applicable to any note (or series of notes).

By this instrument the fiduciary agent is authorized to accompany the signing of such complementary Indenture, to make any other appropriate agreements and stipulations such as can be included therein, and to accept the transmission, transfer, assignment, mortgage or pledge of any assets in the terms of said instrument. A copy of any such complementary Indenture shall be immediately delivered by the fiduciary agent to each rating agency.

Situations where alterations to the Indenture are permitted with the consent of the majority of the holders of the securities

Only with the consent in writing of the majority of the holders of the securities, the SPC and the fiduciary agent may (with the consent in writing of Santander Brasil), periodically and at any time, sign a complementary Indenture for the purpose of adding any provisions to, or modifying in any way, or eliminating any of the provisions of the Indenture, of any note (or series of notes) or of any complementary Indenture, or modifying, in any way, the rights of the guaranteed parties in this respect; save that, for any alterations in any note (or series of notes) or in the complementary Indenture related to them, there shall be necessary only the consent of the relevant Controlling Party, the SPC, the fiduciary agent and Santander Brasil. Upon request by the SPC, accompanied by a copy of the complementary Indenture, and upon presentation to the fiduciary agent of proof of the consent of the majority of the holders of the securities, as required in the terms of the instrument, the fiduciary agent shall join the SPC in signing such complementary Indenture.

Notwithstanding any provision to the contrary in the previous paragraph, no such alteration of the Indenture, of any note or of any complementary Indenture shall, without the consent of each holder of a note of each series adversely affected:

in any way reduce the amount of, or delay the moment of any distributions which are required to be made in this instrument over, any note (or series of notes) or alter any date of payment of any note (or series of notes), or change the location of payment where, or the currency in which such note (or series of notes) must be paid, or prejudice the right of the fiduciary agent to file an action for execution of any such payment or distribution,

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permit the alienation of the guarantee or of any part thereof,

reduce the percentage of the total of the Balance of the Series (defined in item g.ii.1 above) of such series, that is required by such alteration, or reduce such percentage required as a function of any waiver or instruction specified in the Indenture, modify the clause of issuance of complementary Indentures without the consent of the guaranteeing parties, or the provisions of this clause, or significantly increase the discretionary power of the fiduciary agent.

A copy of any complementary Indenture shall be delivered immediately by the fiduciary agent to each rating agency.

Alteration of the documents that affect immunity or indemnity

If, in accordance with the reasonable opinion of the fiduciary agent, any document that is required to be signed by it in accordance with the alterations described in the clauses above adversely affects any interest, right, duty, immunity or indemnity in favor of the fiduciary agent under the Indenture or any complementary Indenture, then the fiduciary agent may, at its option, refuse to sign such document.

i.2. The fiduciary agent may agree, without the consent of the holders of notes, with any modification of the Indenture that is formal, secondary or technical, or is to correct any manifest error. The fiduciary agent may also agree with any modification of the Indenture which, in its opinion, is not considerably prejudicial to the interests of the holders of notes, but such power does not apply to any modification mentioned in the following provision:

A meeting shall have the power, subject to the conditions and without adversely affecting any powers conferred upon other persons in the Indenture, by means of an extraordinary resolution, to:

sanction any proposal of Santander Brasil or of the fiduciary agent for modification, repeal, variation or agreement in relation to the rights of the holders of the notes and/or of the holders of Coupons against Santander Brasil, whether or not such rights arise from the Indenture;

(b)          sanction the exchange or substitution of the notes, or the conversion of the notes into shares, securities or other obligations or securities of Santander Brasil or of any other entity;

(c)          agree with any modification of the Indenture of the notes, of the Coupon Book or of the Coupons proposed by Santander Brasil or by the fiduciary agent;

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(d)          authorize any person to agree with and to do any thing to put an extraordinary resolution into practice or to give it effect;

(e)          grant any power, orientation or sanction which is required to be given by extraordinary resolution;

(f)           appoint any persons (whether or not holders of notes) as a committee or committees to represent the interests of the holders of notes and to confer upon them any powers or capacity for judgment or arbitration that the holders of notes may exercise by extraordinary resolution;

(g)          approve a new fiduciary agent or remove a fiduciary agent;

(h)          approve the substitution of Santander Brasil by any entity (or any prior substitute) (other than any entity which, under Clause 12 of the Indenture, may be substituted without the consent of the holders of notes) as principal debtor or guarantor in the terms of the Indenture; and

(i)           dispense or exonerate the fiduciary agent from any liability in relation to any act or omission for which it may become responsible under the terms of the Indenture, the notes, Coupon Books or Coupons save, however, that any provisions of a special quorum established in the Indenture must be applied to any extraordinary resolution (a resolution with special quorum) for the purposes of certain items of the Indenture.

i.3. Complementary Indenture: Santander Brasil, subject to the prior approval of the Brazilian Central Bank, may enter into a complementary Indenture, in accordance with the following terms:

Complementary Indenture with Consent of the Holders of the Securities:

With the consent of the majority of the holders of the securities, Santander Brasil, when authorized by a resolution of the board, may enter into and the fiduciary agent shall enter into complementary Indentures for the purpose of altering the provisions of the Indenture or modifying in any way the rights of the holders of the securities, under the Indenture; save, however, that without the consent of the holder of each Security then in circulation and unless such alteration is for the purposes established in Item (j) of the following security “complementary Indenture without the Consent of the Holders of the Securities”, no complementary Indenture shall result in any one of the following items: (i) alteration of the period for payment of the interest on the notes; (ii) reduction of the value of the principal, the rate indicated or the redemption price for the security; (iii) dispensation from payment of the redemption on any security; (iv) alteration of the currency of any payment in the securities, except if permitted in this security/title; (v) alteration of the place of payment of a note; (vi) reduction of the percentage of the principal amount of the securities, approval of which by the holders is necessary, to alter this Indenture or the securities; (vii) reduction of the percentage of the principal amount of the notes, for which consent of the holders is necessary, to dispense Santander Brasil from compliance with the Indenture or waive defaults; or (viii) alteration of the provisions of the Indenture in relation to modification and waiver of any other aspect, except to increase any percentage required referred to in the Indenture or to add dispositions which cannot be altered or waived without approval.

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Complementary Indenture without the Consent of the Holders of the Notes:

Notwithstanding any provision to the contrary herein specified, Santander Brasil, when authorized by a resolution of the board, at any moment and from time to time, may, without the consent of any holders of notes, enter into one or more complementary Indentures in a manner satisfactory to the fiduciary agent for any of the following purposes: (i) if Santander Brasil has elected the securities as Level 1 Capital and the regulations on Level 1 Capital do not demand payment of interest to be made from the distribution of profits, to exclude the respective section of the Indenture; or (ii) to establish the form and the terms of the securities; or (iii) to prove the succession of Santander Brasil by any entity and the assumption, by such successor, of the obligations of Santander Brasil contained in the Indenture; or (iv) to approve the succession of the fiduciary agent; or (v) to assign, transfer and attribute to the fiduciary agent goods or assets to guarantee these securities, and to expand the description of any property, at any moment subject to the Indenture or to the securities, or to guarantee, assign and confirm to the fiduciary agent any property subject to this Indenture or to the securities; or (vi) to modify, exclude and add provisions to the Indenture to the extent necessary to confer, effect or to maintain its qualification according to any similar federal statute of the United States henceforth promulgated and to add to the Indenture such other provisions as come to be expressly authorized by specific law; or (vii) to permit or facilitate the issuance of securities in the final definitive form; or (viii) to cure any ambiguity, to correct, alter or to complement any provision contained in the Indenture or in the securities that might be invalid or incompatible with any other provision herein contained, or to draft any other provisions in relation to questions or subjects arising under the Indenture, subject to the provision that this action shall not adversely affect the interests of the holders of the securities in any material aspect; or (ix) to arrange the issuance of additional notes, which shall have terms substantially identical in all material aspects to the original securities notes and which shall be considered, with any original notes in circulation, as a single issuance of securities; or (x) if Santander Brasil has decided affirmatively to qualify the notes as Level 1 Capital, to alter them once, at any time after the adoption of the regulations establishing the applicable requirements for Level 1 Capital, the terms of the securities to the extent called for in the legal opinion for the securities to be considered as Level 1 Capital; subject to the condition that (a) the rate specified or the dates of payment of interest of the securities may not be altered according to this provision; and (b) the article relating to the complementary Indenture may be altered only after conferring effect upon this alteration, the notes shall be classified at least pari passu,in the right of payment, with the preferred shares of the most senior classification of Santander Brasil.

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j. other material characteristics

j.1. SPC:   The Securitization is a program of sale of assets (the Diversified Payment Rights*) the terms and conditions of which are specified in the Bill of Sale signed between Santander Brasil and the SPC, this sale being realized under the Brazilian jurisdiction. The SPC issues these securities in the international market in such a way that the funds arising from the sale of the securities are used by the SPC for payment of the amounts corresponding to the price of the purchase of the assets.

* The Diversified Payment Rights are funds to be received by Santander Brasil, in foreign currency, arising from deposits to be made in the future in branches and subsidiaries of Santander Brasil outside Brasil and in bank accounts opened outside Brasil by Santander Brasil with corresponding banks as a consequence of commercial and/or financial transactions entered into between foreign counterparties and Brazilian beneficiaries, primarily.

j.3.         The notes of the Perpetual Bond may be repurchased on September 20, 2010, or on any interest payment date after such date, without payment of premium for the redemption.

Ranking of debts: Banco Santander agrees that, while the securities are in circulation, it will not issue preferred shares (or instruments that are similar in relation to distribution of assets in the event of liquidation of Banco Santander or in relation to the distribution or payment of dividends and/or similar amounts) or grant any guarantee or instrument of contractual support in relation to any of its preferred shares or similar instruments if such preferred shares, guarantees or instruments of contractual support rank senior to the securities (in relation to the rights of a holder of a security on the occasion of the liquidation of Banco Santander or as interest, payment of dividends and/or similar amounts), unless Banco Santander alters the terms of the securities in such a way that the latter rank in a situation of equality with the preferred shares or similar instruments or guarantees or instruments of contractual support assumed in relation to the preferred shares or similar instruments.

18.6. Indicate the Brazilian markets in which securities of the issuer are admitted for trading.

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Our Units are traded at Level 2 on the BM&FBOVESPA.

18.7. In terms of each class and type of security included in trading on foreign markets, the following should be indicated:

a. the country

The Units are traded overseas on the NYSE in the form of American Depositary Shares (ADS) /(BSBR).

b. market

The ADSs can be traded on the North American market (U.S.) or other markets through the NYSE.

c. the administrative entity of the market where the units are accepted and traded

The administrative bodies are the SEC, the U.S. entity with attributions similar to the Brazilian Securities Commission (CVM), and the NYSE.

d. date of registration for trading

The ADS issue date was the same as for the Global Offer, or on October 7, 2009.

e. If available, indicate the trading segment

The trading segment is defined as Level III ADS.

f. the registration date for listing in the trading segment

The registration for the listing of the same was made on the same date as the ADS issue date, or on October 7, 2009.

g. the percentage of the trading volume on foreign markets in relation to the total volume of trades in each class and type in the last quarter

The Santander Brasil Units are traded on the BM&FBOVESPA under the ticker symbol (code) SANB11 and their respective ADRs on the NYSE with the code BSBR. In the period between the Global Offer on 07/10/2009 and 31/12/2009, the average daily trading volume (ADTV) abroad compared with the volume traded in Brazil was 66.2%, a figure that rose to 74.5% in the next quarter (see the table in item 18.4). Ordinary and Preference shares were not included in the calculation, as they are not traded on foreign markets.

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Shares Traded - 4Q09[1]	Avg. Traded Vol.[2]	Highest Price	Lowest Price
Ordinary Shares - SANB3 BR	R$ 434,718	R$ 0.25	R$ 0.18
Preference Shares - SANB4 BR	R$ 841,149	R$ 0.24	R$ 0.19
Units in Brazil - SANB11 BR (A)	R$ 125,764,741	R$ 24,56	R$ 20.15
Units in Foreign Markets - BSBR EUA (B)	R$ 246,151,386	U$ 14.58	U$ 11.50
Percentage: B / (A + B)	66.18%

1- For period considered for the Units runs from 07/10/09 (the date of the IPO) through to 31/12/09, and figures for the shares are quarterly based
2- Average Daily Traded Volume (ADTV)

h. if available, the proportion of foreign certificates of deposit in relation to each class and type of share

Each ADS traded overseas comprises 1 Unit in Santander Brasil.

i. if available, the depositary bank

The depositary bank for the ADS is JPMorgan Chase Bank, N.A.

j. if available, the custodian institution

The custodian bank in Brazil for the shares linked to the ADSs is Santander Brasil.

18.8. Describe the public offers made by the issuer or other parties, including the controllers and affiliates / subsidiaries, related to the issuer’s securities

The Global Offer was approved by the Board of Santander Brasil at a General Shareholders’ Meeting held on September 18, 2009.

The listing of Santander Brasil and the trading of the Level II Units on the BM&FBOVESPA was also approved at the same meeting.

The Global Offer was coordinated under a regime with a firm guarantee for liquidation. The joint coordinators of the Global Offer were: (i) Santander Brasil, Banco de Investimentos Credit Suisse (Brasil) S.A., Banco Merrill Lynch de Investimentos S.A. and Banco BTG Pactual S.A., to distribute the Units in Brazil; and (ii) Santander Investment Securities Inc., Credit Suisse Securities (USA) LLC, Merril Lynch, Pierce, Fenner & Smith Incorporated and UBS Securities LLC, to distribute the Units abroad, as ADRs, representative of the ADSs.

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In the terms of Article 14, paragraph 2, of CVM Instruction CVM 400/03, the total quantity of Units initially offered (excluding the units in the supplementary lot referred to below) could have been, but was not, increased by up to 4.76%, or 25,000,000 additional Units, including ADSs, under the same conditions and at the same price as the Units first offered.

Also according to the terms of Article 24 of CVM Instruction 400/03, the total number of Units/ADSs initially offered in the Global Offer (excluding the abovementioned additional units) was increased by an additional 6.85%, or 35,955,648 Units, in the form of ADSs, under the same conditions and at the same price as the Units/ADSs initially offered, based on the option for supplementary lots granted by Credit Suisse Securities (USA) LLC, to supply the oversubscribed demand for the Global Offer.

The Brazilian retail offer was directed at non-institutional investors and the institutional offer at institutional investors.

The price for the Units issued in the Global Offer was fixed on October 6, 2009 at R$23.50 per Unit and US$13.40 per ADS. The Units were then traded on the BM&FBOVESPA and NYSE, as ADSs, from October 7, 2009.

The other characteristics and terms of the Global Offer are included in the (i) " Final Prospectus for the Public Offer for Primary Distribution of Share Deposit Certificates (Units) issued by Santander Brasil S.A.", dated October 6, 2009, available at (www.santander.com.br/ri) and the CVM website; and (ii) “Form-F1”, also available on the Company and CVM’s sites, as well as the SEC site (www.sec.gov).

The Central Bank ratified the increase in share capital in Santander Brasil on October 14, 2009, as a direct result of Global Offer, and the additional increase the result of the partial exercising of the option to the

Supplementary Lot associated with the International Offer on October 29. 2009.

The result of the Global Offer was released in the terms of the public announcement of the offer closure in the edition of the newspaper Valor Econômico published on November 10, 2009.

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As a direct result of the Global Offer, capital stock in Brasil was increased by 560,955,648 Units (30,852,560,640 Ordinary Shares and 28,047,782,400 Preference Shares), totaling R$12,989 million, net of issuance costs.

18.9. Describe the public offers made by the issuer for the acquisition of shares issued by third parties

Over the past three fiscal years, Santander Brasil did not carry out any public offer for the acquisition of shares issued by third parties.

18.10. Provide other information deemed as relevant by the issuer

All the relevant information was described in previous items.

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19. Buyback plans and securities held in treasury

19.1. In relation to buyback plans of Santander Brasil shares, provide the following information:

a.  dates when the buyback plans were approved

b. in relation to each plan, indicate:

     i.       estimated number of shares, separated by class and type

     ii.    percentage in relation to the total number of outstanding shares, separated by class and type

     iii.       buyback period

     iv.       reserves and profits available for buyback

     v.       other relevant characteristics

     vi.       number of shares acquired, separated by class and type

     vii.       weighted average purchase price, separated by class and type

     viii.       percentage of shares acquired in relation to the total amount approved

On this date, Santander Brasil does not have any share buyback plan.

19.2. In relation to the breakdown of securities held in treasury, in the chart form, separating by class and type, indicate the number, total amount and weighted average purchase price of the following:

a. opening balance

b. acquisitions

c. disposals

d. cancellations

e. closing balance

No buyback of the Company shares occurred in the 2007 and 2008 fiscal years, held in treasury during these periods. In February 2009, Santander Brasil acquired the shares of Banco Real’s dissenting shareholders, in view of the approval at the Extraordinary General Meeting held on August 29, 2008 of the Merger of Banco Real Shares into Santander Brasil, according to the Notice to Shareholders published on February 11, 2009.

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443,154 ordinary shares issued by Banco Real were acquired for R$4,396.5426 per 1,000 shares, which after applying the swap ratio, corresponded to 25,394,887 shares issued by Santander Brasil, of which 13,587,179 are ordinary shares and 11,807,708 are preference shares. These shares were cancelled at Santander Brasil’s Extraordinary General Meeting held on August 14, 2009, without decreasing the capital stock, by absorbing R$1,948,344.73 to the Capital Reserve account.

Below, the breakdown of shares held in treasury during 2009 fiscal year:

Type of Share		Ordinary Shares	Preference Shares	TOTAL
Opening balance in Dec 2008	Number	0	0	0
	Total Amount (R$)	0	0	0
	Average Price (R$)	0	0	0
Acquisition (shares issued by Santander Brasil, after swap ratio)	Number	13,587,179	11,807,708	25,394,887
	Total Amount ($)	1,042,434.59	905,910.14	1,948,344.73
	Average Price (R$)	0.0767219	0.0767219	0.0767219
Disposal	Number	0	0	0
	Total Amount(R$)	0	0	0
	Average Price (R$)	0	0	0
Cancellation (8/14/2009)	Number	(13,587,179)	(11,807,708)	(25,394,887)
	Total Amount (R$)	(1,042,434.59)	(905,910.14)	(1,948,344.73)
	Average Price (R$)	(0.0767219)	(0.0767219)	(0.0767219)
Opening balance in Dec 2009	Number	0	0	0
	Total Amount (R$)	0	0	0
	Average Price (R$)	0	0	0

19.3. In relation to securities held in treasury on the closing date of the last fiscal year, indicate in the chart form, separating by class and type:

a. number

b. weighted average purchase price

c. purchase date

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d. percentage in relation to outstanding securities of same class and type

At the end of the 2009 fiscal year, there were no securities held in treasury.

19.4. Provide other information deemed as relevant by the issuer

There is no other relevant information.

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20. Policy for the trading of securities

20.1. Indicate whether the issuer adopted a securities trading policy for the issuance related to the direct or indirect controlling shareholders, directors, members of the Board, Fiscal Council and any other entity with technical or consultancy roles, as determined in the Bylaws, stating:

a. the date of approval

The internal policy related to the Disclosure of Material Information (Event or Fact) and the Trading of Securities at Santander Brasil was approved by the Board on February 15, 2007.

b. personal ties (subject or affected persons)

Direct or indirect controllers, members of the board and directorate, members of the fiscal council, as and when it exists, or any other statutory body with technical or consultancy roles, as well as determined employees within Grupo Santander Brasil with access to relevant non-public information and their direct dependents.

c. main characteristics

We cite the main characteristics of our securities trading policy:

c.1. employees who are privy to privileged information as a result of their position or function (subject or affected persons) are not permitted to buy or sell securities, either for themselves or their direct dependents or through companies controlled directly or indirectly by these same people, of any security issued by the Company, including their respective derivatives, during the blackout period defined in item (d);

c.2. communication by employees who are privy to privileged information as a result of their position or function (subject or affected persons) to the Director of Investor Relations, with intermediation through the executive director responsible for the Company’s Legal Corporate and Compliance Dept., any planned trading in the Company’s securities and derivatives, as a programmed investment or divestment, as well as any default related to this programming;

c.3. any and all employees who are privy to privileged information as a result of their position or function (subject or affected persons) should fill out the “Statement of Shareholdings”, and any alteration in the same should be declared and communicated to the executive director responsible from the Company’s Legal Corporate and Compliance Dept., before the fifth working day of the month subsequent to the trade;

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c.4. rigorous compliance with the legal duties to maintain the confidentiality of information related to the Company’s material event or fact, or any other company included in Grupo Santander Brasil, to which they have privileged information, and not to use this information to obtain for either themselves or third parties, advantages in trading the securities referred to, ensuring that their employees and third parties (herein understood to include independent auditors, securities analysts, consultants, etc.), maintain this information confidential when they such privileged access to the same; and not to use it to obtain advantages for themselves or others, assuming full responsibility for these employees or third parties; and

c.5. the use by subject or affected persons linked exclusively to the financial institutions or similar within Grupo Santander Brasil to trade securities issued by the Company and their respective derivatives.

d. blackout periods for trading and a description of the procedures adopted to monitor the business during these periods

The blackout periods defined in the securities trading policy are in line with CVM Instruction 358; and described below:

during the periods between the date that knowledge is available about the relevant information, and that may affect the trading of these securities, and the date this information is made publicly available;

during the quiet period 30 days before the balance sheets are drawn up, either every six months or annually, until the publication of the Company’s financial statements;

during the period that extends from 15 (fifteen) days prior to the disclosure or publication of the quarterly (ITR) or annual (DFP) financial statements;

during the period between and including the decisions of the Company to (i) to modify the share capital through stock issuances, (ii) to approve a share acquisition or divestment program by the Company itself; or (iii) to approve dividends or interest on the company’s capital stock, stock approve, stock derivatives, or share splits; and the publication of relevant public notices; or other press releases.

Concerning the procedures related to the trading of securities in Grupo Santander Brasil, training will be established to guarantee adherence with the general obligations of the employees’ subject or affected to internal policies: the Code of Conduct in the Security Market and Personal Investment Policy to operate with these same securities.

These employees cannot operate with securities issued by Grupo Santander Brasil during the restricted period, which is always one month prior to the announcement of quarterly, six-monthly or annual results by Grupo Santander Brasil. The restricted period is released by the Company’s Compliance Area.

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Our securities trading policy establishes a blackout period for 15 days before the release of quarterly results (ITRs), but, based on our adherence to best practices the term is 30 days, in line with the publication of the Company’s other financial publications.

It is also prohibited to trade contrary to the position 30 days following each and every purchase or sale of securities.

The employees classified as “Within the Scope” to the Code of Market Conduct in Grupo Santander Brasil should obtain prior authorization of their area’s compliance manager to trade securities. This authorization is valid for the day approval is given and two subsequent working days. The operations should be made using Santander Corretora (brokerage house).

The compliance area will monitor any operations made with securities in Grupo Santander Brasil made by employees subject to or affected by the Market Code of Conduct on a monthly basis in accordance with internal policies.

20.2. Provide other information that the issuer deems relevant

All the relevant information is provided in the previous items.

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21. Policy for the disclosure of information

21.1. Describe the norms, regulations or internal procedures adopted by Santander Brasil to ensure that the information to be disclosed publicly is gathered, processed, and released accurately in a timely manner.

The Company has two documents the scopes of which describe the treatment of information to be publicly released, these being:

1. The Market Code of Conduct: this code establishes the general guidelines and care that should be taken with sensitive information and the control of its flow in and outside Grupo Santander Brasil, with sensitive information considered a combination of confidential, privileged and relevant information. Among the main items related to the information to be publicly released, processed and reported accurately and in a timely manner we can cite:

(a) the coverage of the code determined for consultancy firms to Grupo Santander Brasil whenever these are directly related with securities; members of senior management in companies included in Grupo Santander Brasil directly related to the securities market; everyone providing services in areas of companies included in Grupo Santander Brasil that are directly related to securities; the representatives or agents of companies in Grupo Santander Brasil operating in activities directly related to the securities market; other persons that by the nature of their activities, should fall within the scope of the Company’s compliance area, and either temporarily or permanently the controls stipulated in the market code referred to.

(b) the obligation to inform the compliance area about knowledge of sensitive information as soon as possible, through the intermediary superintendent responsible, indicating the characteristics of the information, the date it was revealed and, if the case, the securities affected;

(c) the requirement, in the case of any need to provide sensitive information to third parties outside Grupo Santander Brasil, the prior signature of a term of commitment to confidentiality;

(d) the jurisdiction of the Company’s legal area to communicate any relevant information to the CVM originating from Grupo Santander Brasil, as well as registering information released to the market;

 (e) the monitoring by the compliance area of the behavior of securities for which sensitive information exists, the adoption of adequate measures, including, if pertinent, communication of the same in the event of indications that this measure was inadequate, and

(f) the release of accurate, clear, complete and balanced information, in a timely manner and always quantified, whenever possible.

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2. Internal Disclosure Policy for Material Events or Facts and Securities Trading: the scope of the policy referred to defines material acts and facts, the duties and responsibilities for releasing the same, the confidentiality of related information and the respective penalties applied to those that fail to comply with the aforementioned policy. Among the main mechanisms used are:

(a) the definition of the material act or fact covering any decision by the Controlling Shareholder, taken at a general shareholders’ meeting, by the Company’s administrative bodies, or any other material act or fact that might have any significant influence on:

I - the price of securities issued by the Company or others related to it;

II – investor decisions to buy, sell or hold the same aforementioned securities;

III – investor decisions to exercise any rights inherent in the ownership of the securities issued by the Company or others directly associated with it.

(b) the duties of the Director of Investor Relations include releasing and communicating to the markets and relevant authorities, any significant material act or fact that related to the company’s business that they have knowledge of as part of their jobs or through communication received from the Controlling Shareholders, directors, members of the Board and Fiscal Council, when installed, and any other bodies with technical and consultancy roles and set up based on the Company’s Bylaws; oversee the wide-ranging and immediate dissemination of any significant act or fact simultaneously in all the markets that the Company’s securities are traded on; and provide additional clarification regarding the release of the act or fact to the pertinent bodies, as and when requested.

(c) the publication of significant material acts and facts clearly and precisely using language accessible to the public investor, as well as complying with the specific stipulations included in CVM Instruction 358/02.

21.2. Describe the policy for disclosing a material act or fact adopted by Santander Brasil, indicating the procedures related to maintaining confidentiality concerning non-published relevant information.

The disclosure policy for material acts or facts adopted by Santander Brasil, as in item 4, present the control mechanisms used for ensuring such information remains confidential, as described below:

(a) the subject or affected persons (indicated in item 20.1 (b)) and their employees who, as a result of their job position, have access to privileged information should maintain the same confidential until it is released to the market, as well as ensuring subordinates and trusted outsourced employees also do so, backing them with solidarity in a hypothesis of default;

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(b) A subject or affected person is expected to maintain the confidentiality of the sensitive information when they leave the Company or, in the case of third parties, the business or project related to the same, until this is released to the market and pertinent bodies/regulatory authorities; and

(c) the subject or affected persons with ties to the Company should adhere to the referred policy by signing a confidentiality agreement related to their own contracting, promotion or transfer to the position of director, member of the Board or Fiscal Council or to any entities with a technical and/or consultative role and set up based on the Company’s Bylaws, in which they should state that they are aware of all the terms in the said policy, obliging them to comply with this fully. As well as the people mentioned in item (a) above, all the Company’s employees and third parties should also expressly adhere to the policy who, in any way and at any time, take part in operations or business that could originate the material act or fact.

21.3. Inform the administrators responsible for implementation, maintenance, evaluation and monitoring of the Company’s information disclosure policy.

The member of senior management responsible for implementation, maintenance, evaluating and monitoring the Company’s information disclosure policy is its Director of Investor Relations.

21.4. Provide other information that the issuer deems relevant

All the relevant information is provided in the previous items.

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22. Extraordinary Business

22.1. Indicate the acquisition or sale of any significant asset that does not fall within the normal operating scope of Santander Brasil’s business.

A net gain of R$3,891 million was reported in 2009 related to the sale of investments in Cielo, Visa Vale, Visa, Inc., TecBan, Serasa and the BM&FBOVESPA.

A net gain of R$81 million was reported in 2008 related to the sale of stock in the São Paulo Stock Exchange – Bovespa, and Commodities & Futures Market - BM&F, and the acquisition of a new headquarters (Torre Santander) for a total of R$1,060 million.

A net gain of R$771 million was reported in 2007 related to the sale of shares in Serasa, the São Paulo Stock Exchange – Bovespa, and Commodities & Futures Market - BM&F and the Banespa Grand Cayman branch.

22.2. Indicate any significant alterations in Santander Brasil’s ways of conducting its business operations.

There were no significant alterations in Santander Brasil’s ways of conducting its business.

22.3. Identify the significant contracts signed by Santander Brasil and its subsidiaries not directly related to its core business activities.

There were no significant contracts signed between Santander Brasil and its indirect subsidiaries, related to its core business activities in the last three financial years.

22.4. Provide other information that Santander Brasil deems relevant

All the relevant information is provided in the previous items.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 2, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer